Form 10-K, Exhibit 13
period 1993-12-31
BRUSH WELLMAN INC
filed 1994-03-25
CIK 14957

                                                                                                        EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1993, 1992 and 1991
(Dollars in thousands except per share amounts)


                                                                               1993            1992            1991
                                                                              --------        --------        --------
Net sales .......................................................             $295,478        $265,034        $267,473
Costs and expenses:
   Cost of sales ................................................              227,686         192,944         202,080
   Selling, administrative and general expenses .................               47,814          46,576          47,837
   Research and development expenses ............................                7,121           7,294           7,625
   Interest expense .............................................                2,952           3,206           3,755
   Impairment and restructuring charge ..........................                    -               -          39,333
   Other - net ..................................................                2,199           1,271           2,996
                                                                              --------        --------        --------
                                                                               287,772         251,291         303,626
                                                                              --------        --------        --------
                                   INCOME (LOSS) BEFORE INCOME TAXES             7,706          13,743         (36,153)

Income taxes:
  Currently payable .............................................                3,597           3,407           1,469
  Deferred ......................................................               (2,349)           (164)        (10,075)
                                                                              --------        --------        --------
                                                                                 1,248           3,243          (8,606)
                                                                              --------        --------        --------
     Net Income (Loss) Before Cumulative Effect
       of Accounting Change .....................................                6,458          10,500         (27,547)

Cumulative effect of change in accounting for
  postretirement benefits (Note J) ..............................                    -               -         (16,471)
                                                                              --------        --------        --------
                                                    NET INCOME (LOSS)           $6,458         $10,500        ($44,018)
                                                                              --------        --------        --------
                                                                              --------        --------        --------

Net income (loss) per share of Common Stock:

     Before accounting change ...................................                $0.40           $0.65          ($1.72)

     Cumulative effect of change in accounting for
       postretirement benefits ..................................                    -               -           (1.02)

                                                                              --------        --------        --------
     Net Income (Loss) Per Share of Common Stock: ...............                $0.40           $0.65          ($2.74)
                                                                              --------        --------        --------
                                                                              --------        --------        --------

Average number of shares of Common Stock outstanding ............           16,107,853      16,125,787      16,069,902

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1993, 1992, and 1991
(Dollars in thousands)

                                                                   1993         1992          1991
                                                                -------      -------      --------
NET INCOME (LOSS) ............................................. $ 6,458      $10,500      ($44,018)

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED FROM OPERATING ACTIVITIES:

  Depreciation, depletion and amortization ....................  18,642       17,851        21,804
  Amortization of mine development ............................   3,078        2,329           955
  Impairment charges ..........................................       -            -        23,844
  Cumulative effect of accounting change ......................       -            -        16,471
  Decrease (Increase) in accounts receivable ..................  (9,941)       1,403         2,246
  Decrease (Increase) in inventory ............................   6,416       (1,586)        2,703
  Decrease (Increase) in prepaid and other current assets .....    (112)         559        (1,448)
  Increase (Decrease) in accounts payable and accrued expenses   (4,721)      (3,651)        5,295
  Increase (Decrease) in interest and taxes payable ...........    (408)       3,018        (3,184)
  Increase (Decrease) in deferred income tax ..................  (1,554)        (149)       (3,453)
  Increase (Decrease) in other long-term liabilities ..........     332        1,805         5,470
  Other - net .................................................     144       (1,216)          273
                                                                -------      -------      --------
        NET CASH PROVIDED FROM OPERATING ACTIVITIES              18,334       30,863        26,958

Cash Flows From Investing Activities:
  Payments for purchase of property, plant and equipment ...... (11,901)     (13,604)      (13,605)
  Payments for mine development ...............................    (814)        (848)       (6,389)
  Payments for acquisition of business ........................       -       (2,296)            -
  Other investments - net .....................................     645       (4,000)       (4,184)
  Borrowing from Company-owned life insurance policy ..........  14,885            -             -
                                                                -------      -------      --------
        NET CASH PROVIDED FROM INVESTING ACTIVITIES               2,815      (20,748)      (24,178)

Cash Flows From Financing Activities:
  Proceeds from (repayment of) short-term debt - net ..........  (5,101)      (3,138)         (642)
  Proceeds from issuance of long-term debt ....................       -          428        32,035
  Repayment of long-term debt .................................  (9,000)      (1,574)      (22,902)
  Issuance of Common Stock under stock option plans ...........      10          244             6
  Purchase of Common Stock for treasury .......................       -            -          (137)
  Payments of dividends .......................................  (4,183)      (3,218)      (11,573)
                                                                -------      -------      --------
             NET CASH USED IN FINANCING ACTIVITIES              (18,274)      (7,258)       (3,213)

Effects of Exchange Rate Changes                                    625         (321)          169
                                                                -------      -------      --------
          NET CHANGE IN CASH AND CASH EQUIVALENTS                 3,500        2,536          (264)

          CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD        4,190        1,654         1,918
                                                                -------      -------      --------
          CASH AND CASH EQUIVALENTS AT END OF PERIOD             $7,690       $4,190        $1,654
                                                                -------      -------      --------
                                                                -------      -------      --------

See notes to consolidated financial statements.



CONSOLIDATED BALANCE SHEETS

Brush Wellman Inc. and Subsidiaries
December 31, 1993 and 1992
(Dollars in thousands)

                                                                                1993           1992
                                                                               --------      --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ...............................................      $7,690        $4,190
  Accounts receivable
    (less allowance of $905 for 1993 and $781 for 1992) ...................      46,462        36,388
  Inventories .............................................................      86,477        92,893
  Prepaid expenses and deferred income taxes ..............................      15,595        15,011
                                                                               --------      --------
                                                        TOTAL CURRENT ASSETS    156,224       148,482

OTHER ASSETS ..............................................................      16,231        31,284

PROPERTY, PLANT AND EQUIPMENT
  Land ....................................................................       4,399         4,399
  Buildings ...............................................................      67,570        66,419
  Machinery and equipment .................................................     238,265       235,342
  Construction in progress ................................................       7,720         3,060
  Allowances for depreciation and impairment ..............................    (210,681)     (195,064)
                                                                               --------      --------
                                                                                107,273       114,156

  Mineral resources .......................................................       5,498         5,350
  Mine development ........................................................      13,890        18,401
  Allowances for amortization and depletion ...............................      (7,735)       (9,916)
                                                                               --------      --------
                                                                                 11,653        13,835
                                                                               --------      --------
                                            PROPERTY, PLANT AND EQUIPMENT-NET   118,926       127,991
GOODWILL ..................................................................       1,991         2,282
                                                                               --------      --------
                                                                               $293,372      $310,039
                                                                               --------      --------
                                                                               --------      --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term debt .........................................................     $16,263       $19,806
  Accounts payable ........................................................       5,427         7,565
  Salaries and wages ......................................................       5,438         6,147
  Taxes other than income taxes ...........................................       2,209         2,179
  Other liabilities and accrued items .....................................      13,175        14,882
  Dividends payable .......................................................         804         1,769
  Income taxes ............................................................       7,636         7,518
                                                                               --------      --------
                                                   TOTAL CURRENT LIABILITIES     50,952        59,866

OTHER LONG-TERM LIABILITIES ...............................................      40,663        40,332

LONG-TERM DEBT ............................................................      24,000        33,808

DEFERRED INCOME TAXES .....................................................       5,682         7,209

SHAREHOLDERS' EQUITY
  Common Stock, $1 par value
    Authorized 45,000,000 shares; issued 21,180,710 shares
    (21,179,810 for 1992) .................................................      21,181        21,180
  Additional paid-in capital ..............................................      43,790        43,781
  Retained income .........................................................     188,978       185,737
                                                                               --------      --------
                                                                                253,949       250,698
  Less Common Stock in treasury, 5,093,295 shares .........................      81,874        81,874
                                                                               --------      --------
                                                  TOTAL SHAREHOLDERS' EQUITY    172,075       168,824
                                                                               --------      --------
                                                                               $293,372      $310,039
                                                                               --------      --------
                                                                               --------      --------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1993, 1992 and 1991
(Dollars in thousands except per share amounts)


                                                                                           ADDITIONAL                   COMMON
                                                                               COMMON       PAID-IN       RETAINED     STOCK IN
                                                                                STOCK       CAPITAL        INCOME      TREASURY
                                                                               ------------------------------------------------
                                            BALANCES AT JANUARY 1, 1991        $21,162       $43,549      $232,917      $81,737

Net loss ...............................................................                                   (44,018)
Declared dividends $.59 per share ......................................                                    (9,481)
Proceeds from sale of 600 shares under option plans ....................             1             5
Purchase of shares for treasury ........................................                                                    137
Foreign currency translation adjustment ................................                                         3
                                                                               -------       -------      --------      -------
                                            BALANCES AT DECEMBER 31, 1991       21,163        43,554       179,421       81,874

Net income .............................................................                                    10,500
Declared dividends $.26 per share ......................................                                    (4,184)
Proceeds from sale of 16,900 shares under option plans .................            17           202
Income tax benefit from employees' stock options .......................            25
                                                                               -------       -------      --------      -------
                                            BALANCES AT DECEMBER 31, 1992       21,180        43,781       185,737       81,874

Net income .............................................................                                     6,458
Declared dividends $.20 per share ......................................                                    (3,217)
Proceeds from sale of 900 shares under option plans ....................             1             9
                                                                               -------       -------      --------      -------
                                            BALANCES AT DECEMBER 31, 1993      $21,181       $43,790      $188,978      $81,874
                                                                               -------       -------      --------      -------
                                                                               -------       -------      --------      -------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brush Wellman Inc. and Subsidiaries
December 31, 1993



The Company is in the business of manufacturing and selling engineered materials to industrial customers throughout the world.

NOTE A - ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Investments in affiliates (20% to 50% ownership) are accounted for by the equity method; other investments are carried at cost.

CASH EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The cost of domestic inventories except ore and supplies is principally determined using the last-in, first-out (LIFO) method. The remaining inventories are stated principally at average cost.

PROPERTY, PLANT AND EQUIPMENT:   Property, plant and equipment is stated on the
basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits method. An impairment reserve is provided when a determination is made that the carrying value of an asset will not be realized based on estimated future cash flows.

INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefitted. Goodwill is amortized over periods ranging from ten to forty years.

INCOME TAXES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The adoption of this standard did not have a significant effect on the consolidated financial statements.

RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1993 consolidated financial statement presentation.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of outstanding shares of Common Stock including common stock equivalents (stock options) as appropriate under the treasury stock method.

NOTE B - IMPAIRMENT AND RESTRUCTURING CHARGE

In 1991, the Company recorded a $39,333,000 pre-tax charge ($30,751,000 or $1.91 per share after taxes) related to the write-down of asset values associated with prior acquisitions and provisions to cover costs associated with severance, early retirement, and environmental matters. The write-downs reflected changed market conditions and circumstances that permanently impaired asset carrying values. The restructuring actions were completed in 1992 with no further impact on net income.

NOTE C - ACQUISITIONS

In January 1992, the Company acquired for cash and notes the remaining common stock of Tegmen Corporation. This transaction was accounted for as a purchase, and the pro forma financial effect was not material.

NOTE D - INVENTORIES

Inventories in the consolidated balance sheets are summarized as follows:

                                                                                   December 31
(Dollars in thousands)                                                        1993             1992
                                                                              ----             ----
Principally average cost:
  Raw materials and supplies ........................................        $ 19,431          $ 19,485
  In process ........................................................          50,349            56,025
  Finished ..........................................................          33,720            35,445
                                                                            ---------         ---------
                                                                              103,500           110,955
Excess of average cost over LIFO
  inventory value ...................................................          17,023            18,062
                                                                            ---------         ---------
                                                                             $ 86,477          $ 92,893
                                                                             ========          ========

Inventories aggregating $59,404,000 and $58,632,000 are stated at LIFO at December 31, 1993 and 1992, respectively.

NOTE E - INTEREST

Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $3,184,000, $3,861,000 and $4,165,000 in 1993, 1992 and 1991, respectively. Interest costs capitalized and the amounts amortized are as follows:

(Dollars in thousands)                                1993             1992          1991
                                                      ----             ----          ----
Interest incurred ................................   $3,177           $3,837           $4,409
Less capitalized interest ........................      225              631              654
                                                     ------         --------         --------
                                                     $2,952           $3,206           $3,755
                                                     =======          ======           ======
Amortization, included principally
 in cost of sales ................................   $  639           $  583           $  516
                                                     ======           ======           ======

NOTE F - DEBT

A summary of long-term debt follows:

                                                                                    December 31
(Dollars in thousands)                                                        1993             1992
                                                                              ----             ----
9.53% - 9.68% medium term notes,
   $5,000,000 payable in each of 1995,
   1997 and 2000 ...................................................          $15,000        $15,000
4.4% notes payable to bank under
   revolving credit agreement ......................................             --            9,000
7.25% industrial development
   revenue bonds payable in installments
   beginning in 2005 ...............................................            3,000          3,000
5.45% - 6.45% industrial development
   revenue bonds payable in equal
   installments in 1996 through 2000 ...............................            4,000          4,000
4.90% note payable in yen in equal
  installments through 1997 ........................................            2,000          2,370
Other ..............................................................             --              438
                                                                             --------       --------
                                                                              $24,000        $33,808
                                                                              =======       ========

The Company has a credit agreement with three banks which provides a maximum availability of $40,000,000 on a revolving credit basis through March 31, 1995. Borrowings may be made under a number of rate options. Commitment fees are required to be paid on the unused portion of the credit at an annual rate of 0.25%.

The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($15,000,000 outstanding at December 31, 1993). The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

Included in short-term debt is $15,786,000 outstanding under lines of credit totaling $69,524,000. Of the amount outstanding, $5,796,000 is payable in foreign currencies and $9,990,000 is denominated in precious metal, primarily gold.

The loan agreements include certain restrictive covenants covering the incurrence of additional debt, interest coverage, and maintenance of working capital and tangible net worth (as defined).

The carrying amounts of the Company's short-term borrowings approximate their fair value. The fair value of the Company's long-term debt at December 31, 1993 is estimated to be $25,900,000. This amount was determined using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

NOTE G - CAPITAL STOCK

The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

On January 26, 1988, the Company's Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $100.
450,000 unissued shares of Serial Preferred Stock have been designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of Brush Wellman Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights are not exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Brush Wellman Common Stock. The rights expire on January 26, 1998, and can be redeemed for 3 cents per right under certain circumstances.

The 1989 Stock Option Plan authorizes the granting of options for shares of Common Stock at not less than the fair market value of the shares at the date of grant. Options may be qualified or non-qualified, or a combination thereof. Options outstanding under the 1989 plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant.

The 1990 Stock Option Plan for Non-Employee Directors provides for a one-time grant of 5,000 options to each non-employee director at not less than the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

The Company has a plan authorizing the granting of stock appreciation rights related to options granted under any stock option plan. Such rights permit an optionee, by surrendering all or a portion of an option, to receive an amount equal to 100% (or such lesser percentage as the Organization and Compensation Committee of the Board of Directors may determine) of the excess at date of exercise of the market price of the Common Stock over the option price. Such amount may be paid in cash, Common Stock or in such a manner as the Committee may determine. During 1993, 1992 and 1991 no stock appreciation rights were granted nor were exercised. At December 31, 1993 no stock appreciation rights were outstanding and 694,050 stock appreciation rights were available for future grants.

A summary of option activity during the years 1993, 1992 and 1991 follows:

                                                          Shares                      Option Prices
                                                      -------------               -------------------
Outstanding at January 1, 1991 .....................      1,375,715                   $10.34 to $38.94
Granted ............................................        225,000                   $12.00 to $16.25
Exercised ..........................................           (600)                            $10.34
Cancelled ..........................................        (50,000)                  $14.50 to $38.94
                                                        -----------

Outstanding at December 31, 1991 ...................      1,550,115                   $12.00 to $38.94
Granted ............................................        252,000                   $14.00 to $17.63
Exercised ..........................................        (16,900)                  $12.00 to $14.50
Cancelled ..........................................        (17,400)                  $12.00 to $38.94
                                                        -----------

Outstanding at December 31, 1992 ...................      1,767,815                   $12.00 to $38.94
Granted ............................................        257,250                   $11.81 to $13.56
Exercised ..........................................           (900)                  $12.00 to $14.50
Cancelled ..........................................       (280,075)                  $12.00 to $38.94
                                                        -----------

Outstanding at December 31, 1993 ...................      1,744,090                   $11.81 to $38.94
                                                        ===========

At December 31, 1993, options for 1,377,160 shares (1,402,615 shares at December 31, 1992) were exercisable, and there were 112,275 shares (89,450 at December 31, 1992) available for future grants.

NOTE H - INCOME TAXES

As discussed in Note A, the Company adopted SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993.

A reconciliation of the federal statutory and effective income tax rates follows:

                                                                    1993             1992           1991
                                                                    ----             ----           ----
Federal statutory rate (benefit) ..............................     34.0%            34.0%          (34.0)%

State and local income taxes, net
  of federal tax effect .......................................      2.7              3.2             0.7

Effect of excess of percentage
  depletion over cost depletion ...............................    (15.3)            (9.5)           (3.5)

Company-owned life insurance ..................................     (7.2)            (3.4)           (1.2)

Difference due to book and tax
  basis of assets of acquired
  businesses ..................................................      1.1              2.6            14.1

Taxes on foreign income - net .................................     (1.9)            (4.1)             --

Other items ...................................................      2.8              0.8             0.1
                                                                   ------          --------         -------

     Effective tax rate (benefit) .............................     16.2%            23.6%          (23.8%)
                                                                    ======          ======         ========


Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $312,000, $658,000 and $415,000 of state and local income taxes in 1993, 1992 and 1991, respectively.

The Company made domestic and foreign income tax payments, net of refunds, of $4,082,000, $510,000, and $4,581,000 in 1993, 1992 and 1991, respectively.

At December 31, 1993, the Company has net operating loss carryforwards of $4,531,000 for income tax purposes that expire in years 1994 through 1997. For financial reporting purposes, a valuation allowance of $1,540,000 has been recognized to offset the deferred tax assets related to those carryforwards.

Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31:

         (Dollars in Thousands)                                                        1993
         ---------------------                                                       --------
         Postretirement benefits other than pensions ............................     $11,758
         Alternative minimum tax credit .........................................       5,825
         Other deferred assets and reserves .....................................       4,676
         Restructuring accrual ..................................................       1,987
         Net operating loss carryforwards .......................................       1,540
                                                                                     ---------
                                                                                       25,786
         Valuation allowance ....................................................      (1,540)
                                                                                     ---------
         Total deferred tax assets ..............................................      24,246
                                                                                      --------

         Depreciation ...........................................................     (11,709)
         Pensions ...............................................................      (3,547)
         Mine development .......................................................      (2,814)
         Capitalized interest expense ...........................................      (1,514)
         Inventory ..............................................................        (740)
         Other ..................................................................         (66)
                                                                                      --------
         Total deferred tax liabilities .........................................     (20,390)
                                                                                      --------
         Net deferred tax asset .................................................    $  3,856
                                                                                     =========


During 1992 and 1991 deferred federal income taxes were provided for timing differences. These items consisted of the following:

(Dollars in Thousands)
- ----------------------
                                                              1992             1991
                                                            --------         --------
Alternative minimum tax liability .....                     $ (876)          $ (1,873)
Accelerated depreciation ..............                       (626)            (4,961)
Mine development ......................                       (381)             1,270
Employee benefits .....................                       (328)              (356)
Restructuring accrual .................                      1,036             (3,471)
Difference due to book and tax basis
  of inventory ........................                        397               (472)
Difference due to book and tax basis
  of other assets .....................                        416                462
Other items ...........................                        198               (674)
                                                          --------           --------
Total deferred tax ....................                     $ (164)          $(10,075)
                                                            =======          =========

NOTE I - PENSIONS

The Company and its subsidiaries have noncontributory pension plans covering substantially all U.S. employees. Plans provide benefits based on the participants' years of service and compensation or stated amounts for each year of service. The Company's funding policy is to make the minimum actuarially computed annual contributions required by applicable regulations. No contribu-tions were made in 1993, 1992 or 1991.

A summary of the components of net periodic pension cost for pension plans follows (in thousands):

Defined benefit plans:                                       1993             1992            1991
                                                            ----              ----            ----
 Service cost-benefits earned
    during the period ....................................  $1,846            $1,603         $ 1,668
  Interest cost on projected
    benefit obligation ...................................   4,035             3,932           3,215

  Actual return on plan assets ...........................  (5,744)           (3,692)        (12,789)
  Net amortization and deferral ..........................    (669)           (2,472)          7,389
                                                            ---------        --------       ---------
     Total (credit) expense .............................. $  (532)          $  (629)       $   (517)
                                                           ========          ========       =========

The following table sets forth the funded status of the Company's plans and the amounts recognized in the consolidated balance sheets at December 31 (in thousands):

                                                                    Plans Whose Assets
                                                                    Exceed Accumulated
                                                                         Benefits
                                                                    -----------------
Actuarial present value of
  benefit obligations:                                              1993              1992
                                                                    ----              ----
  Vested benefit obligation ................................      $ 42,986         $ 36,496
                                                                  ========         ========

  Accumulated benefit obligation ...........................        46,763           39,802
                                                                  ========         ========
Plan assets at fair value ..................................        72,652           70,404

Projected benefit obligation ...............................       (56,860)         (47,491)
                                                                   --------        --------
Plan assets in excess of
  projected benefit obligation .............................        15,792           22,913

Unrecognized net gain ......................................        (1,579)          (8,754)

Unrecognized net assets, at date of
  adopting FAS 87, net of amortization .....................        (6,137)          (6,844)
Unrecognized prior service cost ............................         2,356            2,515

Tax effect of recording acquired
  excess pension assets ....................................            --             (667)
                                                                  ---------        --------

Net pension asset recognized at
  December 31 ..............................................      $ 10,432         $  9,163
                                                                  ========         ========

Assumptions used in accounting for the pension plans were:

                                                       1993             1992             1991
                                                       ----             ----             ----
Weighted-average discount rate ................        7.5%             8.5%             9%
Rate of increase in compensation levels .......          5%               5%               5%
Expected long-term rate of return on assets ...          9%               9%               8%


Plan assets consist primarily of listed common stocks, corporate and government bonds and short-term investments.

  The Company also has accrued unfunded retirement arrangements for certain U.S. employees and directors. At December 31, 1993, the projected benefit obligation was $1,213,000 ($1,113,000 in 1992) and is included in other long-term liabilities. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

  In connection with a voluntary early retirement program, the Company incurred a loss on the settlement of vested benefit obligations in the amount of $1,872,000 which was fully provided for in the restructuring charge taken in 1991.

   The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contribution was $1,528,708 in 1993, $1,447,000 in 1992 and $1,445,000 in 1991.

NOTE J - OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and spouses, excluding those of subsidiaries. The Company also provides medical benefits to certain retired employees and spouses from an operation that was divested in 1985.

  In 1991, the Company revised its health care plan for certain employees, excluding those of subsidiaries, who retired after June 30, 1992. Employees become eligible at age 55 with 10 years of service. Under the revised plan, employees and spouses receive credits, based on years of service up to 30, to be used toward the purchase of medical benefits. Contributions toward the cost of medical benefits are required from retirees with less than 30 years of service and also for increases in the cost of medical benefits due to inflation. Employees who retired prior to July 1, 1992 generally had less stringent eligibility criteria and contribution rates, and account for the majority of the postretirement benefit obligation.

  In 1991, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The transition obligation of $24,956,000 as of January 1, 1991 was recorded as a one-time charge in the first quarter of 1991 and reduced net income by $16,471,000, or $1.02 per share. The ongoing effect of adopting the new standard increased 1991 net periodic postretirement benefit cost by $1,596,000 and decreased 1991 net income by $1,216,000, or $.08 per share.

The following table presents the plan's funded status and the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                                                   December 31,
                                                                               1993            1992
                                                                             ---------       ---------
Accumulated postretirement benefit obligation:
   Retirees ..........................................................       $28,388          $32,519
   Fully eligible active plan participants ...........................         3,816            2,885
   Other active plan participants ....................................         3,816            2,842
                                                                             ---------       ---------
                                                                              36,020           38,246

Plan assets ..........................................................             0                0
Unrecognized net loss ................................................        (1,437)          (3,102)
                                                                             ---------       --------
Accrued postretirement benefit obligation ............................       $34,583          $35,144
                                                                              =======         =======










Net periodic postretirement benefit cost includes the following components (in thousands):

                                                             1993              1992           1991
                                                            ------           -------        --------
Service cost ............................................   $  282           $  320           $  356
Interest cost ...........................................    2,826            3,061            2,732
Adjustment to benefit obligation ........................   (1,227)              --               --
                                                            ------           -------        --------
Net periodic postretirement benefit cost ................   $1,881           $3,381           $3,088
                                                            ======           ======          =======


The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) used in determining the accumulated postretirement benefit obligation as of December 31, 1993 is 7.25% for retirees age 65 and over and 10% for retirees under age 65 in 1994, and both are assumed to decrease gradually to 5.5% until 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $2,447,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $237,000. This increase would apply only to employees who retired prior to July 1, 1992.

  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993, 8.5% at December 31, 1992 and 9% at December 31, 1991.


  In connection with a voluntary early retirement program, the Company incurred a loss of $1,745,000 which was fully provided for in the restructuring charge taken in 1991.

NOTE K - OTHER POSTEMPLOYMENT BENEFITS


In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This Standard will require accrual accounting for benefits to former or inactive employees after employment but before retirement. The Company will adopt this Standard in the first quarter of 1994. The cumulative effect of adoption will not have a material impact on the consolidated financial statements.

NOTE L  -  CONTINGENCIES

The Company is from time to time involved in various legal and other proceedings that relate to the ordinary course of operating its business, including, but not limited to: employment-related actions; product liability claims; and workers' compensation claims.

While the Company is unable to predict the outcome of current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or operations of the Company.

The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company has set aside a reserve of $4.4 million at December 31, 1993 ($4.9 million at December 31, 1992). This reserve covers existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated.

NOTE M - OPERATIONS BY GEOGRAPHIC AREA

Years ended December 31, 1993, 1992 and 1991
(Dollars in thousands)
                                                                                 1993
                                                    ---------------------------------------------------------------
                                                     OPERATIONS     INTERNATIONAL
                                                       IN THE       DISTRIBUTION       ADJUSTMENTS
                                                    UNITED STATES   SUBSIDIARIES      & ELIMINATIONS   CONSOLIDATED
                                                    --------------  ------------      --------------   ------------
Sales to unaffiliated customers ...................    $244,394         $51,084                           $295,478
Transfers between operations ......................      32,339                           ($32,339)
                                                       --------        --------           --------        --------
     Net Sales ....................................    $276,733         $51,084           ($32,339)       $295,478
                                                       ========        ========           ========        ========
Operating profit (loss) ...........................     $15,986          $1,034               $369         $17,389
                                                       ========        ========           ========
Corporate expense .................................                                                         (6,731)
Interest expense ..................................                                                         (2,952)
                                                                                                          --------
     Income before income taxes ...................                                                         $7,706
                                                                                                          ========
Identifiable assets at December 31, 1993 ..........    $259,839         $30,894            ($2,927)       $287,806
                                                       ========        ========           ========
Corporate assets ..................................                                                          5,566
                                                                                                          --------
     Total assets at December 31, 1993 ............                                                       $293,372
                                                                                                          ========

                                                                                 1992
                                                    ---------------------------------------------------------------
Sales to unaffiliated customers ...................    $219,443         $45,591                           $265,034
Transfers between operations ......................      28,550                           ($28,550)
                                                       --------        --------           --------        --------
     Net Sales ....................................    $247,993         $45,591           ($28,550)       $265,034
                                                       ========        ========           ========        ========
Operating profit ..................................     $21,992          $1,496               $587         $24,075
                                                       ========        ========           ========
Corporate expense .................................                                                         (7,126)
Interest expense ..................................                                                         (3,206)
                                                                                                          --------
     Income before income taxes ...................                                                        $13,743
                                                                                                          ========
Identifiable assets at December 31, 1992 ..........    $258,316         $30,081            ($2,126)       $286,271
                                                       ========        ========           ========
Corporate assets ..................................                                                         23,768
                                                                                                          --------
     Total assets at December 31, 1992 ............                                                       $310,039
                                                                                                          ========

                                                                               1991
                                                    ---------------------------------------------------------------
Sales to unaffiliated customers ...................    $219,351         $48,122                           $267,473
Transfers between operations ......................      31,219                           ($31,219)
                                                       --------        --------           --------        --------
     Net Sales ....................................    $250,570         $48,122           ($31,219)       $267,473
                                                       ========        ========           ========        ========
Operating profit (loss) - after the
   restructuring charge and cumulative
   effect of accounting change ....................    ($51,957)         $2,231             $1,116        ($48,610)
                                                       ========        ========           ========
Corporate expense .................................                                                         (8,744)
Interest expense ..................................                                                         (3,755)
                                                                                                          --------
     Loss before income taxes .....................                                                       ($61,109)
                                                                                                          ========
Identifiable assets at December 31, 1991 ..........    $259,582         $31,847            ($2,513)       $288,916
                                                       ========        ========           ========
Corporate assets ..................................                                                         18,380
                                                                                                          --------
     Total assets at December 31, 1991 ............                                                       $307,296
                                                                                                          ========

Transfers between operations are accounted for in the same manner as sales to unaffiliated customers. Corporate assests are principally cash and cash equivalents and other assets such as investments and the cash surrender value of the Company-owned life insurance policies.
  Total international sales were $86,334,000 in 1993, $70,922,000 in 1992, and $76,090,000 in 1991. These are comprised of exports from United States operations and direct sales by international distribution subsidiaries. Most of these sales represent products manufactured in the United States.
  Export sales from United States operations amounted to $35,101,000 in 1993, $25,331,000 in 1992, and $27,968,000 in 1991.


NOTE N - QUARTERLY DATA (UNAUDITED)

Years ended December 31, 1993 and 1992
(Dollars in thousands except per share amounts)



                                                                     1993
                                          --------------------------------------------------------------
                                            First       Second         Third       Fourth
                                           Quarter      Quarter       Quarter      Quarter       Total
                                           -------      -------       -------      -------       -----
Net Sales ..............................   $69,380      $70,852       $76,816      $78,430      $295,478
Gross Margin ...........................    15,846       15,589        16,831       19,526        67,792
  Percent of Sales .....................     22.8%        22.0%         21.9%        24.9%         22.9%
Net Income .............................     1,154          158         1,663        3,483         6,458
Per Share of Common Stock:
  Net Income ...........................      0.07         0.01          0.10         0.22          0.40
  Dividends ............................      0.05         0.05          0.05         0.05          0.20
Stock price range
  High .................................     17.50        13.63         12.38        14.38
  Low ..................................     13.25        11.38         11.38        11.88

                                                                     1992
                                          --------------------------------------------------------------
                                            First       Second         Third       Fourth
                                           Quarter      Quarter       Quarter      Quarter       Total
                                           -------      -------       -------      -------       -----
Net Sales ..............................   $67,804      $67,325       $63,058      $66,847      $265,034
Gross Margin ...........................    20,292       18,653        15,355       17,790        72,090
  Percent of Sales .....................     29.9%        27.7%         24.4%        26.6%         27.2%
Net Income .............................     4,224        3,062         1,127        2,087        10,500
Per Share of Common Stock:
  Net Income ...........................      0.26         0.19          0.07         0.13          0.65
  Dividends ............................      0.05         0.05          0.05         0.11          0.26
Stock price range
  High .................................     19.00        18.00         18.25        16.88
  Low ..................................     12.25        16.00         15.63        14.75


REPORT OF ERNST & YOUNG
INDEPENDENT AUDITORS


Board of Directors and Shareholders
Brush Wellman Inc.


We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Note J to the consolidated financial statements, in 1991 the Company changes its method of accounting for other postretirement benefits.

/s/ ERNST & YOUNG

Cleveland, Ohio
January 25, 1994

_____________________________________________________________________________


REPORT OF MANAGEMENT


The management of Brush Wellman Inc. is responsible for the contents of the financial statements which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.
     The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of Ernst & Young, the independent auditors, is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.
     The Audit Committee of the Board of Directors, comprised of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. Ernst & Young and the internal audit staff have full and free access to the Audit Committee.

/s/ Clark G. Waite

Clark G. Waite
Senior Vice President and Chief Financial Officer




SELECTED FINANCIAL DATA
Brush Wellman Inc. and Subsidiaries
(Dollars in thousands except per share amounts)



                                                            1993           1992           1991           1990            1989
                                                        --------       --------       --------       --------        --------
FOR THE YEAR
Net Sales ..........................................     $295,478       $265,034       $267,473       $297,390       $317,828
Cost of sales ......................................      227,686        192,944        202,080        212,841        233,165
Interest expense ...................................        2,952          3,206          3,755          3,359          2,860
Income (loss) from continuing operations
  before income taxes ..............................        7,706         13,743        (61,109)        24,773         26,335
Income taxes (benefit) .............................        1,248          3,243        (17,091)         7,214          7,793
Income (loss) from continuing operations ...........        6,458         10,500        (44,018)        17,559         18,542
Net income (loss) ..................................        6,458         10,500        (44,018)        17,559         18,542
Per share of Common Stock:
  Income (loss) from continuing operations .........         0.40           0.65          (2.74)          1.09           1.10
  Net income (loss) ................................         0.40           0.65          (2.74)          1.09           1.10
  Cash dividends declared ..........................         0.20           0.26           0.59           0.71           0.67
Depreciation and amortization ......................       21,720         20,180         22,759         24,070         24,077
Capital expenditures ...............................       11,901         13,604         13,605         16,160         19,946
Mine development expenditures ......................          814            848          6,389          5,699            259

YEAR-END POSITION
Working Capital ....................................      105,272         88,616         80,427         87,570         78,346
Ratio of current assets to current liabilities .....     3.1 to 1       2.5 to 1       2.2 to 1       2.4 to 1       2.1 to 1
Property and equipment:
  At cost ..........................................      337,342        332,971        321,981        307,088        292,708
  Cost less depreciation and impairment ............      118,926        127,991        132,579        143,635        141,639
Total assets .......................................      293,372        310,039        307,296        338,982        338,279
Other long-term liabilities ........................       40,663         40,332         38,029          9,356          9,087
Long-term debt .....................................       24,000         33,808         34,946         26,673         21,076
Shareholders' equity ...............................      172,075        168,824        162,264        215,891        211,769
Book value per share ...............................        10.70          10.49          10.10          13.43          13.10
Number of shares of stock outstanding ..............   16,087,415     16,086,515     16,069,615     16,077,723     16,166,611
Shareholders of record .............................        2,566          2,762          3,116          3,446          3,820
Number of employees ................................        1,803          1,831          1,943          2,079          2,160

See notes to consolidated financial statements.

Impairment and restructuring charges reduced net income by $30,751,000 in 1991 and $8,400,000 in 1989.

The cumulative effect of a change in accounting for postretirement benefits reduced net income by $16,471,000 in 1991.

In December 1986, a business acquisition was made; the pro forma effect would have increased 1986 net sales by $35,000,000.

Share and per share amounts have been adjusted to reflect a 2-for-1 stock split in June 1984 and a 3-for-2 stock split in January 1983.

Provisions for the discontinuance of the friction products and quartz businesses reduced net income by $10,025,000 in 1985.









       1988          1987           1986           1985           1984           1983
   --------      --------       --------       --------       --------       --------

   $345,838      $307,571       $241,428       $242,902       $281,142       $210,192
    239,554       211,885        161,392        158,216        176,264        134,739
      2,843         2,965          2,148          1,176          2,795          4,019

     51,861        45,823         40,253         48,160         69,088         41,945
     19,344        19,658         17,578         20,248         27,856         17,317
     32,517        26,165         22,675         27,912         41,232         24,628
     32,517        26,165         22,675         17,887         41,539         25,697

       1.79          1.38           1.20           1.48           2.19           1.33
       1.79          1.38           1.20           0.95           2.20           1.39
       0.63          0.59           0.55           0.51           0.47           0.42
     23,405        22,098         17,903         15,710         15,292         14,513
     22,645        18,464         25,239         44,211         29,626         19,805
        503           581          3,451          7,548            215            151


     92,530       109,063        103,416         96,480        107,506         88,166
   2.4 to 1      2.6 to 1       2.9 to 1        3.6 to1       3.4 to 1       3.8 to 1

    279,927       266,543        254,276        222,617        208,459        180,861
    143,180       144,829        144,107        125,643        110,925         97,728
    357,751       367,473        341,210        299,049        294,196        251,655
      9,547        10,333          8,270
     29,908        25,481         26,563         26,263         27,627         31,650
    232,840       242,673        234,725        220,453        210,550        176,240
      13.49         13.17          12.48          11.77          11.31           9.54
 17,262,311    18,431,703     18,815,799     18,723,013     18,623,780     18,482,412
      4,014         4,212          4,522          4,916          4,739          4,548
      2,602         2,564          2,266          1,860          2,190          1,906



                                                                            23