Form 10-K405, Exhibit 13
period 1994-12-31
BRUSH WELLMAN INC
filed 1995-03-23
CIK 14957

                                                                Exhibit 13

    CONSOLIDATED STATEMENTS OF INCOME
    Brush Wellman Inc. and Subsidiaries
    Years ended December 31, 1994, 1993 and 1992
    (Dollars in thousands except per share amounts)
                                                                     1994              1993           1992
                                                                ----------        ----------     ----------
    Net Sales                                                   $  345,878        $  295,478     $  265,034

    Costs and expenses:
      Cost of sales                                                253,938           227,686        192,944
      Selling, administrative and general expenses                  55,502            47,814         46,576
      Research and development expenses                              8,754             7,121          7,294
      Interest expense                                               2,071             2,952          3,206
      Other - net                                                    2,586             2,199          1,271
                                                                ----------        ----------     ----------
                                                                   322,851           287,772        251,291
                                                                ----------        ----------     ----------
                        INCOME BEFORE INCOME TAXES                  23,027             7,706         13,743


    Income taxes:
      Currently payable                                              6,270             3,597          3,407
      Deferred                                                      (1,793)           (2,349)          (164)
                                                                ----------        ----------     ----------
                                                                     4,477             1,248          3,243
                                                                ----------        ----------     ----------
                                          NET INCOME            $   18,550        $    6,458     $   10,500
                                                                ==========        ==========     ==========

      Net income per share of Common Stock                      $     1.14        $     0.40     $     O.65
                                                                ==========        ==========     ==========

    Average number of shares of Common Stock outstanding        16,243,333        16,107,853     16,125,787


    See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(Dollars in thousands)

                                                                                  1994            1993           1992
                                                                                -------        -------        -------
  NET INCOME                                                                    $18,550        $ 6,458        $10,500
  Adjustments to Reconcile Net Income to Net Cash
  Provided From Operating Activities:
      Depreciation, depletion and amortization                                   17,588         18,642         17,851
      Amortization of mine development                                            2,031          3,078          2,329
      Decrease (Increase) in accounts receivable                                 (4,610)        (9,941)         1,403
      Decrease (Increase) in inventory                                           (7,058)         6,416         (1,586)
      Decrease (Increase) in prepaid and other current assets                       565           (112)           559
      Increase (Decrease) in accounts payable and accrued expenses                7,941         (4,721)        (3,651)
      Increase (Decrease) in interest and taxes payable                             809           (408)         3,018
      Increase (Decrease) in defeffed income tax                                 (1,879)        (1,554)          (149)
      Increase (Decrease) in other long-term liabilities                          1,152            332          1,805
      Other - net                                                                    80            144         (1,216)
                                                                                -------        -------        -------
                   NET CASH PROVIDED FROM OPERATING ACTIVITIES                   35,169         18,334         30,863

  Cash Flows From Investing Activities:
      Payments for purchase of property, plant and equipment                    (17,214)       (11,901)       (13,604)
      Payments for mine development                                                (543)          (814)          (848)
      Payments for acquisition of business                                         (720)             -         (2,296)
      Other Investments - net                                                       (24)           645         (4,000)
      Borrowing from Company-owned life insurance policy                              -         14,885              -
                                                                                -------        -------        -------
        NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES                   (18,501)         2,815        (20,748)

  Cash Flows From Financing Activities:
      Proceeds from (repayment of) short-term debt - net                         (1,962)        (5,101)        (3,138)
      Proceeds from issuance of long-term debt                                        -              -            428
      Repayment of long-term debt                                                  (704)        (9,000)        (1,574)
      Issuance of Common Stock under stock option plans                             502             10            244
      Payments of dividends                                                      (3,702)        (4,183)        (3,218)
                                                                                -------        -------        -------
                           NET CASH USED IN FINANCING ACTIVITIES                 (5,866)       (18,274)        (7,258)

  Effects of Exchange Rate Changes                                                1,949            625           (321)
                                                                                -------        -------        -------
                       NET CHANGE IN CASH AND CASH EQUIVALENTS                   12,751          3,500          2,536
               CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   7,690          4,190          1,654
                                                                                -------        -------        -------
                       CASH AND CASH EQUIVALENTS AT END OF PERIOD               $20,441        $ 7,690        $ 4,190


  See notes to consolidated financial statements.

  CONSOLIDATED BALANCE SHEETS
  Brush Wellman Inc. and Subsidiaries
  December 31, 1994 and 1993
  (Dollars in thousands)

                                                                                        1994            1993
                                                                                      --------        --------
  ASSETS
  CURRENT ASSETS
     Cash and cash equivalents                                                        $ 20,441        $  7,690
     Accounts receivable (less allowance of $1,037 for 1994 and $905 for 1993)          52,272          46,462
     Inventories                                                                        93,601          86,477
     Prepaid expenses and deferred income taxes                                         14,903          15,595
                                                                                      --------        --------
                                                        TOTAL CURRENT ASSETS           181,217         156,224

  OTHER ASSETS                                                                          19,153          18,222

  PROPERTY, PLANT AND EQUIPMENT
     Land                                                                                4,399           4,399
     Buildings                                                                          71,624          67,570
     Machinery and equipment                                                           247,182         238,265
     Construction in progress                                                            7,661           7,720
     Allowances for depreciation                                                      (224,242)       (210,681)
                                                                                      --------        --------
                                                                                       106,624         107,273

     Mineral resources                                                                   5,512           5,498
     Mine development                                                                   14,433          13,890
     Allowances for amortization and depletion                                          (9,806)         (7,735)
                                                                                      --------        --------
                                                                                        10,139          11,653
                                                                                      --------        --------
                                       PROPERTY, PLANT AND EQUIPMENT - NET             116,763         118,926
                                                                                      --------        --------
                                                                                      $317,133        $293,372
                                                                                      ========        ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
     Short-term debt                                                                  $ 20,643        $ 16,263
     Accounts payable                                                                    8,861           5,427
     Salaries and wages                                                                  9,031           5,438
     Taxes other than income taxes                                                       1,843           2,209
     Other liabilities and accrued items                                                15,775          13,175
     Dividends payable                                                                   1,288             804
     Income taxes                                                                        8,482           7,636
                                                                                      --------        --------
                                                     TOTAL CURRENT LIABILITIES          65,923          50,952
  OTHER LONG-TERM LIABILITIES                                                           41,940          40,663

  LONG-TERM DEBT                                                                        18,527          24,000

  DEFERRED INCOME TAXES                                                                  3,803           5,682

  SHAREHOLDERS' EQUITY
     Common Stock, $1 par value
        Authorized 45,000,000 shares; issued 21,215,210 shares (21,180,710 for 1993)    21,215          21,181
     Additional paid-in capital                                                         44,258          43,790
     Retained income                                                                   203,341         188,978
                                                                                      --------        --------
                                                                                       268,814         253,949
     Less Common Stock in treasury, 5,093,295 shares                                    81,874          81,874
                                                                                      --------        --------
                                                   TOTAL SHAREHOLDERS' EQUITY          186,940         172,075
                                                                                      --------        --------
                                                                                      $317,133        $293,372
                                                                                      ========        ========


See notes to consolidated financial statements.

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  Brush Wellman Inc. and Subsidiaries
  Years ended December 31, 1994, 1993 and 1992
  (Dollars in thousands except per share amounts)
                                                                                            Additional               Common
                                                                                Common       Paid-In     Retained   Stock In
                                                                                Stock        Capital      Income     Treasury
                                                                                ---------------------------------------------
                                         BALANCES AT JANUARY 1, 1992            $ 21,163     $ 43,554    $179,421    $ 81,874

  Net Income                                                                                               10,500
  Declared dividends $.26 per share                                                                        (4,184)
  Proceeds from sale of 16,900 shares under option plans                              17          202
  Income tax benefit from employees' stock options                                                 25
                                                                                --------     --------    --------    --------
                                         BALANCES AT DECEMBER 31, 1992            21,180       43,781     185,737      81,874

  Net Income                                                                                                6,458
  Declared dividends $.20 per share                                                                        (3,217)
  Proceeds from sale of 900 shares under option plans                                  1            9
                                                                                --------     --------    --------    --------
                                         BALANCES AT DECEMBER 31, 1993            21,181       43,790     188,978      81,874

  Net Income                                                                                               18,550
  Declared dividends $.26 per share                                                                        (4,187)
  Proceeds from sale of 34,500 shares under option plans                              34          427
  Income tax benefit from employees' stock options                                                 41
                                                                                --------     --------    --------    --------
                                         BALANCES AT DECEMBER 31, 1994          $ 21,215     $ 44,258    $203,341    $ 81,874
                                                                                ========     ========    ========    ========

  See notes to consolidated financial statements.


  NOTES TO CONSOLIDATED STATEMENTS
  Brush Wellman Inc. and Subsidiaries
  December 31, 1994

  NOTE A - ACCOUNTING POLICIES
  CONSOLIDATION: The consolidated financial statements include the accounts of Brush Wellman Inc. and its subsidiaries, all of which are wholly owned.
  CASH EQUIVALENTS: All highly liquid investments with a put option or maturity of three months or less when purchased are considered to be cash equivalents.
  INVENTORIES: Inventories are stated at the lower of cost or market. The cost of domestic inventories except ore and supplies is principally determined using the last-in, first-out (LIFO) method. The remaining inventories are stated principally at average cost.
  PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits or units-of-production method. An impairment reserve is provided when a determination is made that the carrying value of an asset will not be realized based on estimated future cash flows.
  INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefitted, which is generally ten years or less.
  DERIVATIVES: Forward foreign exchange currency contracts are marked-to-market using the period end exchange rates and any unrealized losses are taken to income. Realized gains and losses on forward contracts and realized gains on foreign currency options are taken to income when the financial instrument matures. Option premiums are classified as prepaid expenses and amortized over the term of the option.
  INCOME TAXES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax bases of assets and liabilities and their financial reporting amounts.
  OTHER POSTEMPLOYMENT BENEFITS: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This Standard requires accrual accounting for benefits to former or inactive employees after employment but before retirement. The adoption of this standard did not have a significant effect on the consolidated financial statements at the time of adoption nor was one anticipated thereafter.
  RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1994 consolidated financial statement presentation.
  NET INCOME PER SHARE: Net income per share is based on the weighted average number of outstanding shares of Common Stock including common stock equivalents (stock options) as appropriate under the treasury stock method.

  NOTE B - ACQUISITIONS
  In October 1994, the Company acquired the assets, including net working capital, of Hydrostatics Inc. In January 1992, the Company acquired for cash and notes the remaining common stock of Tegmen Corporation. These transactions were accounted for as purchases and did not have a material impact on operations.

  NOTE C - INVENTORIES
  Inventories in the consolidated balance sheets are summarized as follows:
                                                  DECEMBER 31
  (Dollars in thousands)                         1994      1993
                                               --------   --------
  Principally average cost:
    Raw materials and supplies                 $ 21,020   $ 19,431
    In process                                   55,008     50,349
    Finished                                     39,530     33,720
                                               --------   --------
                                                115,558    103,500
  Excess of average cost over LIFO
    inventory value                              21,957     17,023
                                               --------   --------
                                               $ 93,601   $ 86,477
                                               ========   ========

  Inventories aggregating $63,502,000 and $59,404,000 are stated at LIFO at December 31, 1994 and 1993, respectively.


  NOTE D - INTEREST
  Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets.  Interest paid was $2,518,000, $3,184,000 and $3,861,000 in
  1994, 1993 and 1992, respectively.  Interest costs capitalized and the amounts amortized are as follows:
(Dollars in thousands)                  1994         1993         1992
                                        ------      ------      ------
   Interest incurred                    $2,407      $3,177      $3,837
   Less capitalized interest               336         225         631
                                        ------      ------      ------
                                        $2,071      $2,952      $3,206
                                        ======      ======      ======
   Amortization, included principally
      in cost of sales                  $  525      $  639      $  583
                                        ======      ======      ======

  In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in Other Assets. The net contract expense (income), including interest expense recorded in Selling, Administrative and General expenses, was $598,000, $184,000 and ($137,000) in 1994, 1993 and 1992, respectively. The related interest expense was $4,091,000, $1,820,000 and $1,236,000, respectively.

   NOTE E - DEBT
   A summary of long-term debt follows:
                                                           DECEMBER 31
   (Dollars in thousands)                               1994         1993
                                                        -------     -------
   9.53% - 9.68% medium term notes,
      $5,000,000 payable in each of
      1995, 1997 and 2000                               $15,000     $15,000
   Variable rate industrial development revenue bonds
      payable in installments beginning in 2005           3,000       3,000
   5.45% - 6.45% industrial development revenue
      bonds payable in equal installments in
      1996 through 2000                                   4,000       4,000
   4.90% note payable in yen in equal
      installments through 1997                           1,527       2,000
                                                        -------     -------
                                                         23,527      24,000
   Current portion of long-term debt                     (5,000)          -
                                                        -------     -------
                                                        $18,527     $24,000
                                                        =======     =======

  The Company has a revolving credit agreement with four banks which provides a maximum availability of $50,000,000 through April 30, 1998. At December
  31, 1994, there were no borrowings outstanding against this agreement.
     The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($15,000,000 outstanding at December 31, 1994). The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.
     Included in short-term debt is $15,643,000 outstanding under lines of credit totaling $75,443,000. Of the amount outstanding, $5,870,000 is payable in foreign currencies and $9,773,000 is denominated in precious metal, primarily gold. The remaining $5,000,000 represents the current maturity of a medium-term note. The average rate on short-term debt was 2.0% and 2.7% as of December 31, 1994 and 1993, respectively.
     During 1994, the Company refunded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were re-funded into variable rate demand bonds. The variable rate ranged from 2.15% to 5.70% during 1994.
     The loan agreements include certain restrictive covenants covering the incurrence of additional debt, interest coverage, and maintenance of working capital and tangible net worth (as defined).

  NOTE F - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION DERIVATIVE FINANCIAL INSTRUMENTS
  The Company has a program in place to manage foreign currency risk.   As part
  of that program, the Company has entered into forward contracts and purchased foreign currency options to hedge anticipated foreign currency transactions, primarily foreign sales during the next twelve months. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the value of the foreign currency transactions will be partially offset by the gains on the hedge contracts and options.
     All hedge contracts mature in one year or less. The options were generally several percent out-of-the-money at the time of purchase and continued to be as of December 31, 1994. At year end, the Company was in a net unrealized gain position on its forward contracts that was immaterial to the Company as a whole. Therefore, the fair market value of the forward contracts approximates their nominal value as of the balance sheet date. The contracted amounts of the Company's outstanding forward contracts and purchased option contracts as of December 31, 1994 were as follows:

                                                  PURCHASED
                                       FORWARD     OPTION     TOTAL
   (Dollars in thousands)             CONTRACTS   CONTRACTS  CONTRACTS
                                      ---------   ---------  ---------
   Currency:
    Deutschemark                        $2,900     $4,200   $ 7,100
    Yen                                  4,300      4,200     8,500
    Sterling                             1,246      1,350     2,596
                                        ------     ------   -------
    Total                               $8,446     $9,750   $18,196
                                        ======     ======   =======

   CASH AND CASH EQUIVALENTS
   Included in cash equivalents are $10.5 million in variable rate demand notes which are investments in debt securities that are revalued every seven days and can be put back to the remarketing agent with seven days' notice. The notes are guaranteed by letter of credit from highly rated financial
   institutions.   The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value.
   LONG- AND SHORT-TERM DEBT
   The carrying amounts of the Company's long- and short-term borrowings approximate their fair value. The fair value is determined using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

   NOTE G - CAPITAL STOCK
   The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.
      On January 26, 1988, the Company's Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $100. 450,000 unissued shares of Serial Preferred Stock have been designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of Brush Wellman Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights are not exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Brush Wellman Common Stock. The rights expire on January 26, 1998, and can be redeemed for 3 cents per right under certain circumstances.
      The 1989 Stock Option plan authorizes the granting of options for shares of Common Stock at not less than the fair market value of the shares at the date of grant. Options may be qualified or non-qualified, or a combination thereof. Options outstanding under the 1989 plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant.
      The 1990 Stock Option Plan for Non-Employee Directors provides for a one-time grant of 5,000 options to each non-employee director at not less than the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.
      The Company has a plan authorizing the granting of stock appreciation rights related to options granted under any stock option plan. Such rights permit an optionee, by surrendering all or a portion of an option, to receive an amount equal to 100% (or such lesser percentage as the Organization and Compensation Committee of the Board of Directors may determine) of the excess at date of exercise of the market price of the Common Stock over the option price. Such amount may be paid in cash, Common Stock or in such a manner as the Committee may determine. During 1994, 1993 and 1992, no stock appreciation rights were granted nor were exercised. At December 31, 1994 no stock appreciation rights were outstanding and 694,050 stock appreciation rights were available for future grants.

      A summary of option activity during the years 1994, 1993 and 1992 follows:

                                          Shares            Option Prices
                                        ---------           ----------------
   Outstanding at January 1, 1992       1,550,115           $12.00 to $38.94
   Granted                                252,000           $14.00 to $17.63
   Exercised                              (16,900)          $12.00 to $14.50
   Cancelled                              (17,400)          $12.00 to $38.94
                                        ---------
   Outstanding at December 31, 1992     1,767,815           $12.00 to $38.94
   Granted                                257,250           $11.81 to $13.56
   Exercised                                 (900)          $12.00 to $14.50
   Cancelled                             (280,075)          $12.00 to $38.94
                                        ---------
   Outstanding at December 31, 1993     1,744,090           $11.81 to $38.94
   Granted                                215,700           $15.19 to $15.75
   Exercised                              (34,500)          $12.00 to $15.31
   Cancelled                             (346,990)          $12.00 to $38.94
                                        ---------
   Outstanding at December 31, 1994     1,578,300           $11.81 to $38.94
                                        =========

      At December 31, 1994, options for 1,235,560 shares (1,377,160 shares at December 31, 1993) were exercisable, and there were 243,565 shares (112,275 at December 31, 1993) available for future grants.

   NOTE H - INCOME TAXES
   Income before taxes and income taxes are made up of the following components, respectively:

   (Dollars in thousands)                       1994       1993      1992
                                                -------   -------   -------
   Income before income taxes:
      Domestic                                  $17,570   $ 7,316   $13,372
      Foreign                                     5,457       390       371
                                                -------   -------   -------
        Total before income taxes               $23,027   $ 7,706   $13,743
                                                =======   =======   =======
   Income taxes:
     Current Income taxes:
      Domestic                                  $ 5,374   $ 3,326   $ 3,024
      Foreign                                     1,968       271       383
      Benefit of foreign loss carryforward       (1,072)        -         -
                                                -------   -------   -------
        Total current                             6,270     3,597     3,407

     Deferred Income taxes:
      Principally domestic                       (1,793)   (2,349)     (164)
                                                -------   -------   -------
        Total income taxes                      $ 4,477   $ 1,248   $ 3,243
                                                =======   =======   =======

     A reconciliation of the federal statutory and effective income tax rates (benefits) follows:

                                                1994    1993     1992
                                                ----    ----     ----
   Federal statutory rate                       34.0%   34.0%    34.0%
   State and local income taxes, net of
     federal tax effect                          3.2     2.7      3.2
   Effect of excess of percentage depletion
     over cost depletion                        (6.1)  (15.3)    (9.5)
   Company-owned life insurance                 (5.1)   (7.2)    (3.4)
   Difference due to book and tax basis
     of assets of acquired businesses            0.4     1.1      2.6
   Taxes on foreign income - net                (3.5)   (1.9)    (4.1)
   Reduction of valuation allowance             (4.7)      -        -
   Other items                                   1.2     2.8      0.8
                                                ----    ----     ----
     Effective tax rate                         19.4%   16.2%    23.6%
                                                ====    ====     ====

      Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $1,116,000, $312,000, and $658,000 of state and local income taxes in 1994, 1993 and 1992, respectively.
      The Company made domestic and foreign income tax payments, net of refunds, of $5,353,000, $4,082,000, and $510,000 in 1994, 1993 and 1992,
   respectively.
      Substantially all net operating loss carryforwards which had a valuation allowance at December 31, 1993 were utilized or expired in 1994.

      Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated balance sheets consist of the following at December 31:

   (Dollars in thousands)                                             1994          1993
                                                                     -------       -------
   Postretirement benefits other than pensions                       $11,957       $11,758
   Alternative minimum tax credit                                      5,704         5,825
   Other deferred assets and reserves                                  5,000         4,676
   Restructuring accrual                                               1,950         1,987
   Net operating loss carry forward                                        -         1,540
   Other                                                                  64             -
                                                                     -------       -------
                                                                      24,675        25,786
   Valuation allowance                                                     -        (1,540)
                                                                     -------       -------
   Total deferred tax assets                                          24,675        24,246
                                                                     -------       -------
   Depreciation                                                      (10,370)      (11,709)
   Pensions                                                           (3,721)       (3,547)
   Mine development                                                   (2,479)       (2,814)
   Capitalized interest expense                                       (1,392)       (1,514)
   Inventory                                                          (1,064)         (740)
   Other                                                                   -           (66)
                                                                     -------       -------
   Total deferred tax liabilities                                    (19,026)      (20,390)
                                                                     -------       -------
   Net deferred tax asset                                            $ 5,649       $ 3,856
                                                                     =======       =======


   During 1992, deferred federal income taxes were provided for timing differences. These items consisted of the following:

(Dollars in thousands)                                           1992
                                                                ------
   Alternative minimum tax liability                            $ (876)
   Accelerated depreciation                                       (626)
   Mine development                                               (381)
   Employee benefits                                              (328)
   Restructuring accrual                                         1,036
   Difference due to book and tax basis
    of inventory                                                   397
   Difference due to book and tax basis
    of other assets                                                416
   Other items                                                     198
                                                                ------
   Total deferred tax                                          $ (164)
                                                               ======

   NOTE I - PENSIONS
   The Company and its subsidiaries have noncontributory pension plans covering substantially all U.S. employees. Plans provide benefits based on the participants' years of service and compensation or stated amounts for each year of service. The Company's funding policy is to make the minimum actuarially computed annual contributions required by applicable regulations. No contributions were made in 1994, 1993 or 1992.

      A summary of the components of net periodic pension cost for pension plans follows (in thousands):

   Defined benefit plans:                      1994      1993       1992
                                              ------    ------     ------
   Service cost-benefits earned
    during the period                         $2,125      $1,846     $1,603
   Interest cost on projected
    benefit obligation                         4,247       4,035      3,932
   Actual return on plan assets                  897      (5,744)    (3,692)
   Net amortization and deferral              (7,684)       (669)    (2,472)
                                              ------      ------     ------
   Total (credit) expense                     $ (415)     $ (532)    $ (629)
                                              ======      ======     ======


   The following table sets forth the funded status of the Company's plans and the amounts recognized in the consolidated balance sheets at December 31 (in thousands):

                                                                                    Plans Whose Assets
                                                                                    Exceed Accumulated
                                                                                         Bneefits
                                                                                    -------------------
                                                                                     1994        1993
                                                                                    ------      -------
   Actuarial present value of benefit obligations:
   Vested benefit obligation                                                        $41,130     $42,986
                                                                                    =======     =======
   Accumulated benefit obligation                                                   $44,828     $46,763
                                                                                    =======     =======
   Plan assets at fair value                                                        $68,192     $72,652
   Projected benefit obligation                                                     (53,323)    (56,860)
                                                                                    -------     -------
   Plan assets in excess of projected
     benefit obligation                                                              14,869      15,792
   Unrecognized net gain                                                             (1,283)     (1,579)
   Unrecognized net assets, at date of
     adopting FAS 87, net of amortization                                            (5,430)     (6,137)
   Unrecognized prior service cost                                                    2,788       2,356
                                                                                    -------     -------
   Net pension asset recognized at December 31                                      $10,944     $10,432
                                                                                    =======     =======


   Assumptions used in accounting for the pension plans were:

                                                                         1994        1993        1992
                                                                        ------      ------      ------
   Weighted-average discount rate                                       8.25%       7.5%         8.5%
   Rate of increase in compensation levels                                 5%         5%           5%
   Expected long-term rate of return on assets                             9%         9%           9%

      Plan assets consist primarily of listed common stocks, corporate and government bonds and short-term investments.
      The Company also has accrued unfunded retirement arrangements for certain U.S. employees and directors. At December 31, 1994, the projected benefit obligation was $1,312,000 ($1,213,000 in 1993) and is included in other long-term liabilities. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.
      The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contribution was $1,596,000 in 1994, $1,529,000 in 1993 and $1,447,000 in 1992.

   NOTE J - OTHER POSTRETIREMENT BENEFIT PLANS
   In addition to the Company's defined benefit pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and spouses, excluding those of subsidiaries. The Company also provides medical benefits to certain retired employees and spouses from an operation that was divested in 1985.
      Employees become eligible at age 55 with 10 years of service. Certain employees, excluding those of subsidiaries, who retired after June 30, 1992 receive credits, based on years of service up to 30, to be used toward the purchase of medical benefits. Contributions toward the cost of medical benefits are required from retirees with less than 30 years of service and also for increases in the cost of medical benefits due to inflation. Employees who retired prior to July 1, 1992 generally had less stringent eligibility criteria and contribution rates, and account for the majority of the postretirement benefit obligation.

      The following table presents the plan's funded status and the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                            DECEMBER 31,
                                                         1994         1993
                                                        ------       ------
   Accumulated postretirement benefit obligation:
     Retirees                                           $26,350        $28,388
     Fully eligible active plan participants              3,917          3,816
     Other active plan participants                       3,368          3.816
                                                        -------        -------
                                                         33,635         36,020

   Plan assets                                                0              0
   Unrecognized net gain/(loss)                           1,533         (1,437)
                                                        -------        -------
   Accrued postretirement benefit obligation            $35,168        $34,583
                                                        =======        =======


      Net periodic postretirement benefit cost includes the following components (in thousands):

                                                          1994          1993         1992
                                                         ------        ------       ------
   Service cost . . . . . . . . . . . . . . . .          $  341        $  282        $  320
   Interest cost  . . . . . . . . . . . . . . .           2,612         2,826         3,061
   Adjustment to benefit obligation . . . . . .               -        (1,227)           -
                                                          -----         -----        ------
   Net periodic postretirement
    benefit cost  . . . . . . . . . . . . . . .          $2,953        $1,881        $3,381
                                                         ======        ======        ======

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) used in determining the accumulated postretirement benefit obligation as of December 31, 1994 is 7.0% for retirees age 65 and over and 9.5% for retirees under age 65 in 1995, and both are assumed to decrease gradually to 5.5% until 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2,235,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $201,000. This increase would apply only to employees who retired prior to July 1, 1992.
      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.25% at December 31, 1994, 7.5% at December 31, 1993 and 8.5% at December 31, 1992.

   NOTE K - CONTINGENCIES
   The Company is from time to time involved in various legal and other proceedings that relate to the ordinary course of operating its business, including, but not limited to: employment-related actions; product liability claims; and workers' compensation claims.
      While the Company is unable to predict the outcome of current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on the operations of the Company.
      The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company has set aside a reserve of $3.8 million at December 31, 1994 ($4.4 million at December 31,
   1993). This reserve covers existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated. This reserve is included in the balance sheet as current other liabilities and accrued items.



   NOTE L - OPERATIONS BY GEOGRAPHIC AREA
                                                                                             1994
                                                                --------------------------------------------------------------
                                                                  Operations     International
                                                                    in the        Distribution   Adjustments &
   Years ended December 31, 1994, 1993 and 1992                  United States    Subsidiaries    Eliminations    Consolidated
   (Dollars in thousands)                                        -------------    ------------    ------------    ------------
   Sales to unaffiliated customers                                  $262,358         $83,520                         $345,878
   Transfers between operations                                       47,239                          ($47,239)
                                                                    --------         -------          --------       --------
      Net Sales                                                     $309,597         $83,520          ($47,239)      $345,878
                                                                    ========         =======          ========       ========
   Operating profit (loss)                                          $ 30,990         $ 5,841           ($2,263)       $34,568
                                                                    ========         =======          ========
   Corporate expense                                                                                                   (9,470)
   Interest expense                                                                                                    (2,071)
                                                                                                                     --------
      Income before income taxes                                                                                      $23,027
                                                                                                                      =======
   Identifiable assets at December 31, 1994                         $274,376         $41,687          ($ 5,538)      $310,525
                                                                    ========         =======          ========
   Corporate assets                                                                                                     6,608
                                                                                                                      --------
      Total assets at December 31, 1994                                                                              $317,133
                                                                                                                     ========
                                                                                             1993
                                                                --------------------------------------------------------------
   Sales to unaffiliated customers                                  $244,394         $51,084                         $295,478
   Transfers between operations                                       32,339                          ($32,339)
                                                                    --------         -------          --------       --------
      Net Sales                                                     $276,733         $51,084          ($32,339)      $295,478
                                                                    ========         =======          ========       ========
   Operating profit                                                 $ 15,986         $ 1,034          $    369       $ 17,389
                                                                    ========         =======          ========
   Corporate expense                                                                                                   (6,731)
   Interest expense                                                                                                    (2,952)
                                                                                                                      -------
       Income before income taxes                                                                                     $ 7,706
                                                                                                                      =======
   Identifiable assets at December 31, 1993                         $259,839         $30,894           ($2,927)      $287,806
                                                                    ========         =======          ========
   Corporate assets                                                                                                     5,566
                                                                                                                      -------
       Total assets at December 31, 1993                                                                             $293,372
                                                                                                                      =======

                                                                                             1992
                                                                --------------------------------------------------------------
   Sales to unaffiliated customers                                  $219,443         $45,591                         $265,034
   Transfers between operations                                       28,550                          ($28,550)
                                                                    --------          ------          ---------      --------
       Net Sales                                                    $247,993         $45,591          ($28,550)      $265,034
                                                                    ========         =======          =========      ========
   Operating profit                                                 $ 21,992         $ 1,496          $    587        $24,075
                                                                    ========         =======          ========
   Corporate expense                                                                                                   (7,126)
   Interest expense                                                                                                    (3,206)
                                                                                                                       ------
       Income before income taxes                                                                                     $13,743
                                                                                                                      =======
   Identifiable assets at December 31, 1992                         $258,316         $30,081           ($2,126)      $286,271
   Corporate assets                                                 ========         =======           =======         23,768
                                                                                                                      -------
       Total assets at December 31, 1992                                                                             $310,039
                                                                                                                     ========


Transfers between operations are accounted for in the same manner as sales to unaffiliated customers. Corporate assets are principally cash and cash equivalents and investments.

    Total international sales were $114,911,000 in 1994, $86,334,000 in 1993, and $70,922,000 in 1992. These are comprised of exports from United States operations and direct sales by international distribution subsidiaries, primarily in Europe. Most of these sales represent products manufactured in the United States.

    Export sales from United States operations amounted to $31,391,000 in 1994, $35,101,000 in 1993, and $25,331,000 in 1992.

NOTE M - QUARTERLY DATA (UNAUDITED)

Years ended December 31, 1994 and 1993
(Dollars in thousands except per share amounts)

                                                                    1994
                                       ----------------------------------------------------------------
                                        FIRST        SECOND         THIRD         FOURTH
                                       QUARTER       QUARTER       QUARTER        QUARTER        TOTAL
                                       -------       -------       -------        -------       --------
Net Sales                              $84,794       $86,560       $86,730        $87,794      $345,878
Gross Margin                            23,194        24,992        20,100         23,654        91,940
    Percent of Sales                     27.4%         28.9%         23.2%          26.9%         26.6%
Net Income                               5,594         5,893         2,432          4,631        18,550
Per Share of Common Stock:
    Net Income                            0.35          0.36          0.15           0.28          1.14
    Dividends                             0.05          0.05          0.08           0.08          0.26
Stock price range
    High                                 17.25         18.63         17.88          17.88
    Low                                  13.38         15.00         13.50          14.38


Charges related to the transfer of the direct-bond copper production from New York to Massachusetts reduced second quarter net income by approximately $450,000 ($0.03 per share). Third quarter net income was reduced by approximately $1,500,000 ($0.09 per share) due to the partial closure of the Applications Development Center.

                                                                    1993
                                       ----------------------------------------------------------------
                                        First        Second         Third        Fourth
                                       Quarter       Quarter       Quarter       Quarter        Total
                                       -------       -------       -------       -------      ---------
Net Sales                              $69,380       $70,852       $76,816       $78,430      $295,478
Gross Margin                            15,846        15,589        16,831        19,526        67,792
   Percent of Sales                      22.8%         22.0%         21.9%         24.9%         22.9%
Net Income                               1,154           158         1,663         3,483         6,458
Per Share of Common Stock:
   Net Income                             0.07          0.01          0.10          0.22          0.40
   Dividends                              0.05          0.05          0.05          0.05          0.20
Stock price range
   High                                  17.50         13.63         12.38         14.38
   Low                                   13.25         11.38         11.38         11.88

  REPORT OF ERNST & YOUNG LLP

  INDEPENDENT AUDITORS





Board of Directors and Shareholders
Brush Wellman Inc.

We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders'equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 25, 1995

- -------------------------------------------------------------------------------

REPORT OF MANAGEMENT

The management of Brush Wellman Inc. is responsible for the contents of the financial statements which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.
    The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.
    The Audit Committee of the Board of Directors, comprised of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. The independent auditors and the internal audit staff have full and free access to the Audit Committee.


/s/ Carl Cramer

Carl Cramer

Vice President and Chief Financial Officer

                            SELECTED FINANCIAL DATA
                            Brush Wellman Inc. and Subsidiaries
                            (Dollars in thousands except per share amounts)


                                                       1994              1993             1992             1991              1990
                                                    --------          --------         --------         --------          --------
   FOR THE YEAR
   Net Sales                                        $345,878          $295,478         $265,034         $267,473          $297,390
   Cost of sales                                     253,938           227,686          192,944          202,080           212,841
   Interest expense                                    2,071             2,952            3,206            3,755             3,359
   Income (loss) from continuing operations
      before income taxes                             23,027             7,706           13,743          (61,109)           24,773
   Income taxes (benefit)                              4,477             1,248            3,243          (17,091)            7,214
   Income (loss) from continuing operations           18,550             6,458           10,500          (44,018)           17,559
   Net income (loss)                                  18,550             6,458           10,500          (44,018)           17,559
   Per share of Common Stock:
      Income (loss) from continuing operations          1.14              0.40             0.65            (2.74)             1.09
      Net income (loss)                                 1.14              0.40             0.65            (2.74)             1.09
      Cash dividends declared                           0.26              0.20             0.26             0.59              0.71
   Depreciation and amortization                      19,619            21,720           20,180           22,759            24,070
   Capital expenditures                               17,214            11,901           13,604           13,605            16,160
   Mine development expenditures                         543               814              848            6,389             5,699


   YEAR-END POSITION
   Working Capital                                   115,294           105,272           88,616           80,427            87,570
   Ratio of current assets to current liabilities   2.8 to 1          3.1 to 1         2.5 to 1         2.2 to 1          2.4 to 1
   Property and equipment:
      At Cost                                        350,811           337,342          332,971          321,981           307,088
      Cost less depreciation and impairment          116,763           118,926          127,991          132,579           143,635
   Total assets                                      317,133           293,372          310,039          307,296           338,982
   Other long-term liabilities                        41,940            40,663           40,332           38,029             9,356
   Long-term debt                                     18,527            24,000           33,808           34,946            26,673
   Shareholders' equity                              186,940           172,075          168,824          162,264           215,891
   Book value per share                                11.59             10.70            10.49            10.10             13.43
   Number of shares of stock outstanding          16,121,915        16,087,415       16,086,515       16,069,615        16,077,723
   Shareholders of record                              2,521             2,566            2,762            3,116             3,446
   Number of employees                                 1,833             1,803            1,831            1,943             2,079

   See Notes to consolidated financial statements.

   Impairment and restructuring charges reduced net income by $30,751,000 in 1991 and $8,400,000 in 1989.

   The cumulative effect of a change in accounting for postretirement benefits reduced net income by $16,471,000 in 1991.

   In December 1986, a business acquisition was made; the pro forma effect would have increased 1986 net sales by $35,000,000.

   Share and per share amounts have been adjusted to reflect a 2-for-1 stock split in June 1984.

   Provisions for the discontinuance of the friction products and quartz businesses reduced net income by $10,025,000 in 1985.

          1989               1988            1987             1986         1985              1984
      --------           --------        --------         --------     --------          --------
      $317,828           $345,838        $307,571         $241,428     $242,902          $281,142
       233,165            239,554         211,885          161,392      158,216           176,264
         2,860              2,843           2,965            2,148        1,176             2,795

        26,335             51,861          45,823           40,253       48,160            69,088
         7,793             19,344          19,658           17,578       20,248            27,856
        18,542             32,517          26,165           22,675       27,912            41,232
        18,542             32,517          26,165           22,675       17,887            41,539

          1.10               1.79            1.38             1.20         1.48              2.19
          1.10               1.79            1.38             1.20         0.95              2.20
          0.67               0.63            0.59             0.55         0.51              0.47
        24,077             23,405          22,098           17,903       15,710            15,292
        19,946             22,645          18,464           25,239       44,211            29,626
           259                503             581            3,451        7,548               215


        78,346             92,530         109,063          103,416       96,480           107,506
      2.1 to 1           2.4 to 1        2.6 to 1         2.9 to 1     3.6 to 1          3.4 to 1

       292,708            279,927         266,543          254,276      222,617           208,459
       141,639            143,180         144,829          144,107      125,643           110,925
       338,279            357,751         367,473          341,210      299,049           294,196
         9,087              9,547          10,333            8,270
        21,076             29,908          25,481           26,563       26,263            27,627
       211,769            232,840         242,673          234,725      220,453           210,550
         13.10              13.49           13.17            12.48        11.77             11.31
    16,166,611         17,262,311      18,431,703       18,815,799   18,723,013        18,623,780
         3,820              4,014           4,212            4,522        4,916             4,739
         2,160              2,602           2,564            2,266        1,860             2,190



                                                                            23