Form 10-K405, Exhibit 13
period 1995-12-31
BRUSH WELLMAN INC
filed 1996-03-25
CIK 14957

                                                                      EXHIBIT 13





                    BRUSH WELLMAN INC. 1995 ANNUAL REPORT



                         [Assorted photos - Collage]

                               [Photo Collage]


                   ALLOY PRODUCTS are tailored metallurgically to specific customer performance requirements. Copper beryllium alloys exhibit high electrical and thermal conductivities, high strength and hardness, good formability and excellent resistance to corrosion, wear and fatigue. These properties make the alloys ideal choices for a variety of demanding applications in computers, telecommunications, automotive electronics, energy systems, plastic molds and consumer products.


                   BERYLLIUM is a unique material exhibiting physical and mechanical properties unmatched by any other metal. It is one of the lightest structural materials known, yet has specific stiffness six times greater than steel. It possesses high heat absorbing capability and has dimensional stability over a wide range of temperatures. Beryllium Products, including AlBeMet(R) and Brush Wellman's new E-Materials, are used primarily in defense and commercial aerospace applications.


                   CERAMIC PRODUCTS offer unique solutions for thermal management applications. Beryllia ceramic is an effective electrical insulator and it has excellent thermal conductivity. It has high strength and hardness, and a low dielectric constant. Ceramic Products are used in automotive and power electronic systems, wireless telecommunications, thermoelectric cooling systems, and lasers.


                   SPECIALTY METAL SYSTEMS, manufactured by Technical Materials, Inc., are combinations of precious and non-precious metals in continuous strip form and are used in complex electronic and electrical components in telecommunications systems, automobiles and computers.


                   PRECIOUS METAL PRODUCTS are produced by Williams Advanced Materials Inc. for a variety of high reliability applications in electrical and electronic interconnection, packaging and processing markets principally in North America and the Far East.

BRUSH WELLMAN INC.

is a leading supplier of high performance engineered materials. Since its founding in 1931, the Company has concentrated its operations and skills on the advancement of beryllium-based materials. Today, Brush Wellman is the only fully integrated supplier of beryllium, beryllium-containing alloys and beryllia ceramic in the world. Brush Wellman also supplies high quality specialty metal systems and precious metal products. Brush Wellman markets its products around the world through Company-owned service, distribution and technical centers in England, Germany, Japan and the United States, as well as through a world wide network of independent distributors. In addition, Brush Wellman recycles beryllium and copper through its Resource Recovery operations.

     Brush Wellman is headquartered in Cleveland, Ohio. Its stock is traded on the New York Stock Exchange and identified by the symbol BW.



FINANCIAL HIGHLIGHTS

(Dollars in millions except per share amounts)     1995       1994   % Change
                                                  -------   -------  --------
Sales  .........................................  $369.6    $345.9       +7%
Net Income......................................    20.7      18.6      +12%
Net Income per share ...........................    1.26      1.14      +11%
Dividends per share.............................    0.36      0.26      +38%
Shareholders' equity per share..................   12.46     11.49       +8%



                                     91       92       93       94       95
                                   ------   ------   ------   ------   ------
NET SALES (in millions) .......... $267.5   $265.0   $295.5   $345.9   $369.6

NET INCOME (in millions) .........   $3.1    $10.5     $6.5    $18.6    $20.7

NET INCOME PER SHARE .............  $0.19    $0.65    $0.40    $1.14    $1.26

RETURN ON SHAREHOLDERS' EQUITY....    1.9%     6.2%     3.8%     9.9%    10.3%

All Charts: Excluding impairment and restructuring charge in 1991.


TO OUR SHAREHOLDERS:

On behalf of all Brush Wellman employees, I am pleased to report that 1995 was another year of growth as the Company's sales increased for the third consecutive year and established a new record.

   Earnings also improved to their highest level since 1988. However, we believe that the opportunity exists for more significant earnings growth, if we can improve our productivity and do a better job of controlling overhead costs.

1995 RESULTS

   Net income in 1995 grew to $20.7 million, or $1.26 per share, a 12% increase from 1994 net income of $18.6 million and earnings per share of $1.14. The 1994 results were a marked improvement from 1993 net income of $6.5 million and earnings per share of 40 cents. The earnings performance in 1995 contributed to our already strong cash flow and further strengthened our balance sheet. Long-term debt to total capital at the end of the year was 8%.

   Sales in 1995 were $370 million, a record for the Company, and a 7% improvement over sales of $346 million during 1994, which had represented the previous record.

   The sales increases which we have achieved over the past three years have resulted from our ability to develop new applications for our products, our success in expanding our international presence and the cyclical strength of several target markets.

   Sales of alloys continued to grow, worldwide, reflecting high levels of demand for these materials in electronics applications, and our continuing success in developing new applications in automotive electronics, appliances, telecommunications and commercial aircraft markets. Our European and Asian marketing programs continued to produce positive results, as sales in those regions of the world grew, once again, in 1995. Alloy sales comparisons were boosted by the weak dollar and higher copper prices, particularly in the first half, relative to 1994. Technical Materials, Inc. sales of specialty metal systems increased significantly in 1995, reflecting success in marketing and production of this unique line of specialty materials. Sales of Beryllium Products in 1995 were greater than in 1994, despite the completion of the government stockpile contract in June 1994. Growth in sales of AlBeMet(R) and our new E-Materials more than offset the slight decline in metallic beryllium sales. These new products are used in commercial satellites and other aerospace applications. Ceramic sales also increased slightly in 1995, as sales growth in the new Tape and Direct Bond Copper products offset declines in more traditional beryllia products.

   Williams Advanced Materials Inc. sales of precious metal products declined in 1995, following very strong performance in 1994. This decline was caused by the redesign of a major microprocessor application, which had been anticipated by management, and which was partially offset by growth in sales of vapor deposition products.

   Additional details of sales and financial performance during 1995 are contained in Management's Discussion and Analysis, beginning on page 18.

STRATEGIC REVIEW: HISTORICAL PERSPECTIVE

At the beginning of the 1990's, Brush Wellman was truly at a crossroads. The end of the Cold War resulted in dramatic reductions in defense requirements for our materials. In addition, our largest market -- computers and related components -- was undergoing a major structural change. Mainframes, which had been major users of our products, were being displaced by work stations, PC networks and small, powerful stand-alone PCs. Traditionally, these smaller computer architectures had not been major users of our products because the heat, power and reliability requirements were such that premium materials were not required. In 1989, defense/aerospace and computers (principally mainframe-related) accounted for approximately 68% of Brush Wellman sales. The concurrent structural changes in these two markets posed an enormous challenge for Brush Wellman. Management recognized that a new strategy would be needed to meet this challenge and reposition the Company for growth and prosperity in the nineties.

   In developing a new strategy, management recognized that the properties offered by Brush Wellman materials were potentially valuable to a wide variety of markets that the Company had not successfully penetrated in the past. For example, our materials can simultaneously provide light weight and strength, or thermal conductivity and electrical insulating properties. They can withstand high temperatures, readily conduct electricity and resist stress and fatigue. In nearly all cases, it is the combination of properties which makes our products uniquely beneficial to potential users.

   Because of their unique combinations of properties, materials produced by Brush Wellman can enable our customers to produce safer, smaller, more reliable and more efficient products, improve productivity, and reduce costs, over the life of their products.

   Management developed a vision of Brush Wellman as a more aggressive and highly focused organization, capable of consistently expanding the worldwide market for our products. To accomplish our vision, it was clear that Brush Wellman needed to shift its focus from being engineering- and sales-driven to being market-driven, and externally rather than internally focused. To develop and capitalize on opportunities in new markets, we needed to reallocate resources, particularly into an expanded marketing emphasis. We also began to develop a spirit of multi-functional teamwork, directed toward providing better service to customers. Our compensation system was changed, so that all employees would have a greater personal stake in, and commitment to, achieving Company goals for profit and return on invested capital.

   We have made good progress over the past four years. Since 1992, our total sales have grown by 39%, after declining from 1988 through 1992. This growth has been achieved fundamentally by developing new applications in new markets, worldwide, as our traditional markets -- defense/aerospace and mainframe computers -- have continued to decline. Target markets, such as automotive electronics, personal computers, appliances, telecommunications, commercial aerospace, plastic molds and recreation/leisure markets have all contributed to the Company's growth. Automotive electronics has increased from 6% to 18% of our sales. Electronic components such as connectors, switches, leadframes and semiconductors used in personal computers, work stations and peripherals have replaced mainframe computer applications as the largest market for our products. Clearly, the experience over the past three years demonstrates that our materials have the potential to grow in a wide variety of markets and applications when we can demonstrate that they provide value to our customers.

   Most of the growth the Company has achieved in recent years has been in new or improved products. Alloy 174, Direct-Bond Copper, Vapor Deposition Products, AlBeMet(R) are all very different products, serving different market niches, but they all contributed greatly to Brush Wellman's recent sales increases. These, and other product and process innovations, have been developed through Brush Wellman's research and development efforts. As a world leader in the production of high-performance engineered materials, we realize that our success in the future depends on our ability to develop a continuing stream of ever improving products and processes to meet the changing needs of a dynamic marketplace.

   International marketing has been another major strategic thrust, and overseas sales have contributed greatly to the Company's growth. In 1995 our international business accounted for approximately 34% of total sales, an all-time high. The largest overseas customer concentrations are in Germany, Japan, the United Kingdom, Switzerland and Singapore.

   Early in 1995, the Company announced the formation of a new subsidiary, Brush Wellman (Singapore) Pte Ltd., which is responsible for marketing alloys and beryllium products to customers in Singapore, India, China, ASEAN and Australia. This new subsidiary joins with our subsidiaries in Japan, England and Germany in providing an enhanced level of service to customers around the world.

   We believe that the potential exists to significantly expand our sales and profits if we can deliver the benefits of our products to customers at a lower cost. The Company has worked toward lasting cost reduction through yield and process improvements for some time, and, while progress has been made, we will continue to address these areas for additional improvement. Our productivity has increased, as sales per employee have grown from $138,000 in 1991 to over $198,000 in 1995.

In the third quarter of 1994, Brush Wellman launched BrushBREAKTHRU, a re-engineering effort focused on alloy products. The objectives of BrushBREAKTHRU include streamlining business practices to enable faster responses and foster closer relationships with customers, aligning
manufacturing   practices with customer requirements, making better use of our distribution network to enhance customer satisfaction and managing inventory more efficiently. We were in the analysis phase of the effort throughout most of 1995. At the end of the year, we began to implement the major recommendations of the BrushBREAKTHRU team.

   Our improved results over the past four years have been due principally to our success in developing new applications for our products, the expansion of our international presence, and our performance in delivering record quantities of high quality products, on time, to customers around the world. The continuing challenge faced by Brush Wellman is to find new ways to adapt our products to meet new demands and to do a better job of acquainting designers with the benefits of our products for their applications.

================================================================================
[FIGURE]

BRUSH WELLMAN SALES (MILLIONS)

                              89   90   91   92   93   94   95
      Emerging Markets
      Defense/Aerospace

Emerging markets include automotive electronics, appliances, energy development and plastic molds.

[FIGURE]

INTERNATIONAL SALES --
PERCENT OF TOTAL

     85        15%
     90        27%
     95        34%

[FIGURE]

BRUSH WELLMAN END USE MARKETS

COMPUTERS                33%
AUTOMOTIVE ELECTRONICS   18%
TELECOMMUNICATIONS       12%
APPLIANCES/CONSUMER      10%
DEFENSE                   8%
COMMERCIAL AEROSPACE      6%
ALL OTHERS               13%

[FIGURE]

COMMON STOCK PRICE

                    91   92   93   94   95
   HIGH
   CLOSE
   LOW

STRATEGY FOR THE FUTURE

Brush Wellman is the world's leading producer of beryllium materials. Any strategy for the future must recognize and build upon this unique core competency. Given the continuing trends toward miniaturization, weight reduction, increased electronic content, and the heightened awareness of the costs of component failure and repair-related downtime, we are convinced that our materials have the potential to capture a greater portion of the worldwide specialty materials market.

   Brush Wellman's current strategy builds on the successes of recent years, but recognizes that more growth, in sales and profit, will be needed to generate improved returns for our shareholders. Our goal is to become recognized as a leading non-ferrous specialty alloys producer, on a worldwide basis, and to take full advantage of all opportunities in the electronic materials marketplace. Our strategy to accomplish this goal involves three major thrusts. First, we will continue to concentrate on expanding the sales of our existing businesses, with particular emphasis on international opportunities. Second, we will support the growth potential for alloy strip by expanding production capability. Third, we will focus attention on the electronic materials marketplace and do a better job of capitalizing on the synergy that exists among our various products which serve these high growth, attractive, worldwide markets.

   To accomplish our first objective, we will continue to allocate sufficient resources to marketing and sales around the world to properly communicate to potential users the value-adding benefits provided by our products. In addition, we will strive to make our products increasingly competitive with alternate engineering solutions for a broader range of applications by developing innovative ways to reduce the total cost associated with using our products, and demonstrating that our materials add value to our customers' products.

   Our second strategic thrust involves expanding production capacity for alloy strip products. Our evaluation involves essentially four objectives. First, increase our capacity to supply high-quality alloy products to our customers. Second, reduce our production costs, thereby improving the competitiveness of our products relative to alternative engineering solutions. Third, improve our level of service to customers by reducing delivery lead times. Fourth, optimize working capital utilization by streamlining processes and reducing work-in-process inventory requirements. We have been studying a variety of approaches to achieving these objectives. Any action we choose will be designed to enhance the Company's ability to provide a superior return on investment in the long term while maintaining our strong financial position.

   Third, many of our products serve the microelectronic materials market. Alloy, Precious Metals, Specialty Metal Strip, Ceramic and even Beryllium Products all offer properties which are attractive to designers of sophisticated semiconductor packages, lead frames, connectors and other electronic components. By developing a coordinated strategy, we hope to significantly expand our presence in these attractive, fast growing worldwide markets. A high level team has been assembled, involving managers from all product lines to fully develop and implement such a strategy. In this and all areas, the strategy may involve refocused marketing, addition of necessary capacity, or strategic acquisitions.

STOCK REPURCHASE

In December 1995, the Board of Directors authorized the repurchase of up to one million shares of the Company's common stock. These repurchases are being made in the open market. The decision to repurchase stock is consistent with our goal to increase shareholder value. These stock repurchases are intended to offset any potential dilution due to issuance of stock through the incentive compensation plans, which have been approved by shareholders. Also, while we would anticipate that additional capital may be required to support the Company's long-term growth objectives, Management and the Board believe that a stock repurchase program of the scope currently underway represents a prudent and appropriate investment.

DIVIDEND INCREASE

In August, the Board of Directors approved a 25% increase in the quarterly cash dividend to a rate of 10 cents per share. This raised the annualized dividend rate to 40 cents per share from the previous rate of 32 cents.

ORGANIZATION

In May 1995, Mr. David L. Burner was appointed to the Board of Directors, to complete the term of Mr. Clark G. Waite who retired from the Company in January 1995, and who resigned from the Board in May. Mr. Burner is President of the B.F. Goodrich Company, and is also a member of the B.F. Goodrich Company Board of Directors.

   In December 1995, the Board of Directors elected Mr. James P. Marrotte Controller. Mr. Marrotte joined the Company in 1981, and has served in a variety of accounting and finance functions on the product line and corporate level.

   In February 1996, Dr. Jere H. Brophy transitioned from Vice President Technology, to Executive in Residence. Dr. Brophy had directed the Company's technology effort since 1987, and made many valuable contributions to the Company in that role. In his new, part-time position, Dr. Brophy will continue to offer guidance to the Company on technology-related issues.

   In March 1996, the Board of Directors approved a series of management changes. Mr. Andrew J. Sandor was named Vice President of Alloy Technology. Mr. Sandor joined the Company in 1961 and has an extensive background in senior management positions in manufacturing and technology. Most recently, Mr. Sandor had served as Vice President, Operations. Mr. Daniel A. Skoch was named Vice President Administration and Human Resources. Mr. Skoch joined the Company in 1983, and had been Vice President Human Resources since 1991. In his new capacity Mr. Skoch will be responsible for Legal and Environmental, Health and Safety in addition to his previous areas of responsibility, including Human Resources and Medical. Mr. Michael D. Anderson was named Vice President Beryllium Products. Mr. Anderson joined Brush Wellman in 1974, and has held a variety of positions of increasing responsibility, including Director of Sales and Marketing for Ceramic, and Director of Marketing, Beryllium Products.

OUTLOOK

The collaborative efforts of Brush Wellman employees around the world have resulted in an impressive turnaround in the Company's performance over the past three years. Looking forward, some economic indicators are suggesting a flattening economy for 1996. That possibility, plus a stronger dollar and level copper prices relative to last year, would suggest that comparisons with 1995 results may be difficult, particularly in the first half of the year. However, our goals are to continue increasing our sales penetration in the worldwide specialty materials market, while producing improved earnings. We will be working very hard in 1996 to improve manufacturing yields, productivity and working capital management. We will also resist increases in overhead costs. However, while we must be attentive to costs at all times, cost reduction alone will not lead Brush Wellman toward fulfilling its potential. Fundamentally, sales growth remains the key to our success in the long run. Therefore, regardless of the short-term economic climate, we will continue to invest time, effort and capital into marketing and improved manufacturing technologies, with the goals of consistent revenue growth and improved returns for our shareholders.


/s/ Gordon D. Harnett
Gordon D. Harnett
Chairman of the Board
President and Chief Executive Officer

March 1996

CONSOLIDATED STATEMENTS OF INCOME

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands except per share amounts)

                                                                                                 1995           1994          1993
                                                                                             --------       --------      --------

Net Sales .........................................................................          $369,618       $345,878      $295,478
   Cost of sales ..................................................................           268,732        253,938       227,686
                                                                                             --------       --------      --------
Gross Margin ......................................................................           100,886         91,940        67,792
   Selling, administrative and general expenses ...................................            62,736         55,502        47,814
   Research and development expenses ..............................................             7,814          8,754         7,121
   Other -- net ...................................................................             1,250          2,586         2,199
                                                                                             --------       --------      --------
Operating Profit ..................................................................            29,086         25,098        10,658
   Interest expense ...............................................................             1,653          2,071         2,952
                                                                                             --------       --------      --------
                                                           INCOME BEFORE INCOME TAX            27,433         23,027         7,706

Income taxes:

   Currently payable...............................................................             9,547          6,270         3,597
   Deferred........................................................................            (2,803)        (1,793)       (2,349)
                                                                                             --------       --------      --------
                                                                                                6,744          4,477         1,248
                                                                                             --------       --------      --------
                                                                         NET INCOME         $  20,689       $ 18,550      $  6,458
                                                                                            =========       ========      ========

   Net Income Per Share of Common Stock............................................          $   1.26       $   1.14      $   0.40
                                                                                            =========       ========      ========

Average number of shares of Common Stock outstanding...............................        16,408,553     16,243,333    16,107,853

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands)

                                                                                                     1995         1994         1993
                                                                                                 --------     --------     --------
Cash Flows from Operating Activities:

   Net Income ...............................................................................    $ 20,689     $ 18,550     $  6,458
   Adjustments to Reconcile Net Income to Net Cash
     Provided from Operating Activities:
     Depreciation, depletion and amortization ...............................................      18,042       17,588       18,642
     Amortization of mine development .......................................................       2,869        2,031        3,078
     Decrease (Increase) in accounts receivable .............................................        (308)      (4,610)      (9,941)
     Decrease (Increase) in inventory .......................................................         874       (7,058)       6,416
     Decrease (Increase) in prepaid and other current assets ................................      (1,951)         565         (112)
     Increase (Decrease) in accounts payable and accrued expenses ...........................      (1,856)       8,389       (4,118)
     Increase (Decrease) in interest and taxes payable ......................................       1,050          809         (408)
     Increase (Decrease) in deferred income tax .............................................      (1,284)      (1,879)      (1,554)
     Increase (Decrease) in other long-term liabilities .....................................       2,061          704         (271)
     Other -- net ...........................................................................        (589)          80          144
                                                                                                 --------     --------     --------
                                                  NET CASH PROVIDED FROM OPERATING ACTIVITIES      39,597       35,169       18,334


Cash Flows from Investing Activities:

   Payments for purchase of property, plant and equipment ...................................     (24,244)     (17,214)     (11,901)
   Payments for mine development ............................................................        (787)        (543)        (814)
   Payments for acquisition of business .....................................................          --         (720)          --
   Other investments -- net .................................................................         718          (24)         645
   Borrowing from Company-owned life insurance policy .......................................          --           --       14,885
                                                                                                 --------     --------     --------
                                        NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES     (24,313)     (18,501)       2,815


Cash Flows from Financing Activities:

   Proceeds from issuance of short-term debt ................................................       5,845           --           --
   Repayment of long-term debt ..............................................................        (758)        (704)      (9,000)
   Repayment of short-term debt .............................................................      (5,000)      (1,962)      (5,101)
   Purchase of treasury stock ...............................................................      (2,826)          --           --
   Issuance of Common Stock under stock option plans ........................................       1,141          502           10
   Payments of dividends ....................................................................      (5,489)      (3,702)      (4,183)
                                                                                                 --------     --------     --------
                                                        NET CASH USED IN FINANCING ACTIVITIES      (7,087)      (5,866)     (18,274)

Effects of Exchange Rate Changes ............................................................         915        1,949          625
                                                                                                 --------     --------     --------
                                                      NET CHANGE IN CASH AND CASH EQUIVALENTS       9,112       12,751        3,500
                                             CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      20,441        7,690        4,190
                                                                                                 --------     --------     --------

                                                   CASH AND CASH EQUIVALENTS AT END OF PERIOD    $ 29,553     $ 20,441     $  7,690
                                                                                                 ========     ========     ========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Brush Wellman Inc. and Subsidiaries
December 31, 1995 and 1994
(Dollars in thousands)

                                                                                                               1995           1994
                                                                                                             ---------    ---------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents .............................................................................   $  29,553    $  20,441
   Accounts receivable (less allowance of $1,015 for 1995 and $1,037 for 1994) ...........................      52,532       52,272
   Inventories ...........................................................................................      92,727       93,601
   Prepaid expenses and deferred income taxes ............................................................      16,935       14,903
                                                                                                             ---------    ---------
                                                                                      TOTAL CURRENT ASSETS     191,747      181,217
OTHER ASSETS .............................................................................................      18,912       19,153
PROPERTY, PLANT AND EQUIPMENT
   Land ..................................................................................................       4,399        4,399
   Buildings .............................................................................................      76,258       71,624
   Machinery and equipment ...............................................................................     258,265      247,182
   Construction in progress ..............................................................................      14,564        7,661
   Allowances for depreciation ...........................................................................    (240,449)    (224,242)
                                                                                                             ---------    ---------
                                                                                                               113,037      106,624

   Mineral resources .....................................................................................       5,661        5,512
   Mine development ......................................................................................      15,220       14,433
   Allowances for amortization and depletion .............................................................     (12,724)      (9,806)
                                                                                                             ---------    ---------
                                                                                                                 8,157       10,139
                                                                                                             ---------    ---------
                                                                        PROPERTY, PLANT AND EQUIPMENT--NET     121,194      116,763
                                                                                                             ---------    ---------
                                                                                                             $ 331,853    $ 317,133
                                                                                                             =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

   Short-term debt .......................................................................................   $  22,757    $  20,643
   Accounts payable ......................................................................................       8,772        8,861
   Salaries and wages ....................................................................................      10,030        9,031
   Taxes other than income taxes .........................................................................       1,981        1,843
   Other liabilities and accrued items ...................................................................      11,723       14,361
   Dividends payable .....................................................................................       1,621        1,288
   Income taxes ..........................................................................................       9,707        8,482
                                                                                                             ---------    ---------
                                                                                 TOTAL CURRENT LIABILITIES      66,591       64,509

OTHER LONG-TERM LIABILITIES ..............................................................................       4,148        3,306
RETIREMENT AND POST-EMPLOYMENT BENEFITS ..................................................................      41,297       40,048
LONG-TERM DEBT ...........................................................................................      16,996       18,527
DEFERRED INCOME TAXES ....................................................................................       2,519        3,803

SHAREHOLDERS' EQUITY
   Serial Preferred Stock, no par value; 5,000,000 shares authorized, none issued ........................          --           --
   Common Stock, $1 par value
     Authorized 45,000,000 shares; issued 21,330,401 shares (21,215,210 for 1994) ........................      21,330       21,215
   Additional paid-in capital ............................................................................      45,658       44,258
   Retained income .......................................................................................     218,209      203,341
                                                                                                             ---------    ---------
                                                                                                               285,197      268,814

   Less: Common Stock in treasury, 5,259,177 shares in 1995 (5,093,295 in 1994) ..........................      84,701       81,874
     Deferred Compensation - Restricted Stock ............................................................         194           --
                                                                                                             ---------    ---------
                                                                                TOTAL SHAREHOLDERS' EQUITY     200,302      186,940
                                                                                                             ---------    ---------
                                                                                                             $ 331,853    $ 317,133
                                                                                                             =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands except per share amounts)

                                                                                                                         DEFERRED
                                                                                    ADDITIONAL               COMMON    COMPENSATION-
                                                                         COMMON       PAID-IN    RETAINED   STOCK IN    RESTRICTED
                                                                          STOCK       CAPITAL     INCOME    TREASURY       STOCK
                                                                        ------------------------------------------------------------
                                          BALANCES AT JANUARY 1, 1993   $ 21,180     $ 43,781     $185,737    $ 81,874

Net income..........................................................                                 6,458
Declared dividends $.20 per share...................................                                (3,217)
Proceeds from sale of 900 shares under option plans.................           1            9
                                                                        --------     --------     --------    --------      -----
                                       BALANCES AT DECEMBER 31, 1993      21,181       43,790      188,978      81,874

Net income...........................................................                               18,550
Declared dividends $.26 per share....................................                               (4,187)
Proceeds from sale of 34,500 shares under option plans...............         34          427
Income tax benefit from employees' stock options.....................                      41
                                                                        --------     --------     --------    --------      -----
                                       BALANCES AT DECEMBER 31, 1994      21,215       44,258      203,341      81,874

Net income..........................................................                                20,689
Declared dividends $.36 per share...................................                                (5,821)
Proceeds from sale of 71,270 shares under option plans..............          71          910
Income tax benefit from employees' stock options....................                      160
Granted performance restricted shares...............................          44          330                        1      $ 389
Amortization of deferred compensation-restricted stock..............                                                         (195)
Purchase of shares for treasury.....................................                                             2,826
                                                                        --------     --------     --------    --------      -----
                                       BALANCES AT DECEMBER 31, 1995    $ 21,330     $ 45,658     $218,209    $ 84,701      $ 194
                                                                        ========     ========     ========    ========      =====

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brush Wellman Inc. and Subsidiaries
December 31, 1995

NOTE A - ACCOUNTING POLICIES

ORGANIZATION: The Company is a manufacturer of engineered materials used in the computer and related electronics, telecommunications and automotive electronic markets. The Company also sells into the aerospace/defense and appliance/consumer markets. The majority of sales are to customers in North America, Western Europe and the Pacific rim. Major products sold include beryllium, beryllium alloys, beryllia ceramic, precious metal products and specialty metal systems. The majority of products are manufactured and/or distributed through shared Company facilities.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

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

MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units-of-production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefited, which is generally ten years or less.

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

ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the consolidated financial statements.

INCOME TAXES: The Company uses the liability method as required by Statement of Financial Accounting Standards No. 109 in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. This statement requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax bases of assets and liabilities and their financial reporting amounts.

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

RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1995 consolidated financial statement presentation.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of outstanding shares of Common Stock including common stock equivalents (stock options) as appropriate under the treasury stock method.

ASSET IMPAIRMENT: In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt Statement 121 in the first quarter of 1996 as required. Due to the complexity of the operations of its various facilities and the extensive number of estimates that must be used to assess the impact of this Statement, the financial statement impact of adoption has not yet been determined.

NOTE B - ACQUISITIONS

In October 1994, the Company acquired the assets, including net working capital, of Hydrostatics Inc. This transaction was accounted for as a purchase and did not have a material impact on operations.
10

NOTE C - INVENTORIES

Inventories in the consolidated balance sheets are summarized as follows:

                                                                DECEMBER 31
(DOLLARS IN THOUSANDS)                                      1995            1994
                                                        --------        --------
Principally average cost:
  Raw materials and supplies ...................        $ 19,719        $ 21,020
  In process ...................................          57,013          55,008
  Finished .....................................          42,222          39,530
                                                        --------        --------
                                                         118,954         115,558
Excess of average cost over LIFO
  inventory value ..............................          26,227          21,957
                                                        --------        --------
                                                        $ 92,727        $ 93,601
                                                        ========        ========

Inventories aggregating $62,675,000 and $63,502,000 are stated at LIFO at December 31, 1995 and 1994, respectively.

NOTE D - INTEREST

Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $2,284,000, $2,518,000 and $3,184,000 in 1995,
1994 and 1993, respectively. Interest costs capitalized and the amounts amortized are as follows:

(DOLLARS IN THOUSANDS)                             1995        1994        1993
                                                  ------      ------      ------
Interest incurred ..........................      $2,099      $2,407      $3,177
Less capitalized interest ..................         446         336         225
                                                  ------      ------      ------
                                                  $1,653      $2,071      $2,952
                                                  ======      ======      ======
Amortization, included principally
   in cost of sales ........................      $  578      $  525      $  639
                                                  ======      ======      ======

In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in other assets. The net contract expense, including interest expense recorded in Selling, Administrative and General expenses, was $954,000, $598,000 and $184,000 in 1995, 1994 and 1993,
respectively. The related interest expense was $4,788,000, $4,091,000 and $1,820,000, respectively.

NOTE E - DEBT

A summary of long-term debt follows:

                                                                DECEMBER 31
(DOLLARS IN THOUSANDS)                                       1995         1994
                                                          --------     --------
9.53% - 9.68% medium-term notes, $5,000,000
  payable in each of 1995, 1997 and 2000 .............    $ 10,000     $ 15,000
Variable rate industrial development revenue bonds
  payable in installments beginning in 2005 ..........       3,000        3,000
5.45% - 6.45% industrial development
  revenue bonds payable in equal installments
  in 1996 through 2000 ...............................       4,000        4,000
4.90% note payable in yen in equal
  installments through 1997 ..........................       1,495        2,241
                                                          --------     --------
                                                            18,495       24,241
Current portion of long-term debt ....................      (1,499)      (5,714)
                                                          --------     --------
                                                          $ 16,996     $ 18,527
                                                          ========     ========

Maturities on long-term debt instruments as of December 31, 1995, are as follows:

1996 ..................................................                  $ 1,499
1997 ..................................................                    6,596
1998 ..................................................                      800
1999 ..................................................                      800
2000 ..................................................                    5,800
Thereafter ............................................                    3,000
                                                                         -------
                                                                         $18,495
                                                                         =======

The Company has a revolving credit agreement with four banks which provides a maximum availability of $50,000,000 through April 30, 1998. At December 31, 1995, there were no borrowings outstanding against this agreement.

    The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($10,000,000 outstanding at December 31, 1995). The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

    Included in short-term debt is $21,258,000 outstanding under lines of credit totaling $92,807,000. The $92,807,000 lines of credit consist of $50,000,000,
$32,936,000 and $9,871,000 of domestic, foreign and precious metal (primarily gold) denominated debt, respectively. The domestic and foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility is committed, secured and renewed annually. Of the amount outstanding, $11,387,000 is payable in foreign currencies and $9,871,000 is denominated in precious metal, primarily gold. Also included in short-term debt is $800,000 representing the current maturity of an industrial development revenue bond and $699,000 representing the current portion of the yen note payable. The average rate on short-term debt was 3.6% and 2.0% as of December 31, 1995 and 1994, respectively.

    During December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the $3,000,000 variable rate industrial development revenue bond. The Company converted the variable rate to a fixed rate of 6.03% under the interest rate swap agreement that matures in 2002.

    During 1994, the Company re-funded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were re-funded into variable rate demand bonds. The variable rate ranged from 3.00% to 5.70% during 1995 and 2.15% to 5.70% during 1994.

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

    All hedge contracts mature in one year or less. The options were generally several percent out-of-the-money at the time of purchase. At year end, the Company was in a net unrealized gain position on its hedge contracts that was not material to the Company. Therefore, the fair market value of the forward contracts approximates their nominal value as of the balance sheet date. The contracted amounts of the Company's outstanding forward contracts and purchased option contracts as of December 31, 1995 were as follows:

                                                        PURCHASED
                                         FORWARD         OPTION         TOTAL
(DOLLARS IN THOUSANDS)                  CONTRACTS       CONTRACTS     CONTRACTS
                                        ---------       ---------     ---------
Currency:

  Deutschemark .................         $ 6,950         $ 5,200       $12,150
  Yen ..........................           4,950           4,400         9,350
  Sterling .....................           1,485           1,800         3,285
                                         -------         -------       -------
  Total ........................         $13,385         $11,400       $24,785
                                         =======         =======       =======

CASH AND CASH EQUIVALENTS

Included in cash equivalents are $21.4 million ($10.5 million in 1994) in variable rate demand notes which are investments in debt securities that are revalued every seven days and puttable to the remarketing agent with seven days' notice. The notes are guaranteed by letters of credit from highly rated financial institutions. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value.

LONG- AND SHORT-TERM DEBT

The fair value of the Company's debt (which had a carrying value of $39,753,000) at December 31, 1995, was estimated at $40,980,000 using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

    In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial development revenue bond. The fair value of this swap approximates its carrying value.

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

    In December 1995, the Company's Board of Directors authorized a program to repurchase up to 1,000,000 shares of its Common Stock. Through December 31, 1995, the Company repurchased 165,200 shares at a total cost of $2,826,000 under this program.

    The 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: performance restricted shares, performance shares, performance units, restricted shares and option rights. In 1995, a total of 43,921 performance restricted shares and 21,961 performance shares were granted to certain employees (682 and 341 were subsequently forfeited, respectively). The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are shown as a separate component of shareholders' equity. At December 31, 1995, no amount for the performance shares has been recorded as deferred compensation-restricted stock. Deferred compensation is being amortized over the two year vesting period and amounted to $195,000 in 1995. Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the 1995 Stock Incentive Plan and previous plans generally become exercisable over a four year period and expire ten years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984 and 1989 stock option plans) was terminated upon shareholder approval of the 1995 Stock Incentive Plan. No further stock awards will be made under the Company's 1979, 1984 and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted.

    The 1990 Stock Option Plan for Non-Employee Directors provides for a one-time grant of 5,000 options to each non-employee director at not less than the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

    In 1995, the Company canceled the stock appreciation rights plan. During 1995, 1994 and 1993, no stock appreciation rights were granted or exercised.

A summary of option activity during the years 1995, 1994 and 1993 follows:

                                                 SHARES         OPTION PRICES
                                                ---------       ----------------
Outstanding at January 1, 1993 ..........       1,767,815       $12.00 to $38.94
Granted .................................         257,250       $11.81 to $13.56
Exercised ...............................            (900)      $12.00 to $14.50
Canceled ................................        (280,075)      $12.00 to $38.94
                                                ---------
Outstanding at December 31, 1993 ........       1,744,090       $11.81 to $38.94
Granted .................................         215,700       $15.19 to $15.75
Exercised ...............................         (34,500)      $12.00 to $15.31
Canceled ................................        (346,990)      $12.00 to $38.94
                                                ---------
Outstanding at December 31, 1994 ........       1,578,300       $11.81 to $38.94
Granted .................................         210,400       $17.69 to $19.81
Exercised ...............................         (71,270)      $12.00 to $17.25
Canceled ................................         (55,690)      $12.00 to $38.94
                                                ---------
Outstanding at December 31, 1995 ........       1,661,740       $11.81 to $38.94
                                                =========

At December 31, 1995, options for 1,313,560 shares (1,235,560 shares at December 31, 1994) were exercisable, and there were 545,432 shares (243,565 at December 31, 1994) available for future grants.

NOTE H - INCOME TAXES

Income before income taxes and income taxes are made up of the following components, respectively:

(DOLLARS IN THOUSANDS)                             1995        1994       1993
                                                --------    --------    -------
Income before income taxes:
    Domestic ................................   $ 20,480    $ 17,570    $ 7,316
    Foreign .................................      6,953       5,457        390
                                                --------    --------    -------
      Total before income taxes .............   $ 27,433    $ 23,027    $ 7,706
                                                ========    ========    =======
Income taxes:
  Current income taxes:

    Domestic ................................   $  6,779    $  5,374    $ 3,326
    Foreign .................................      2,768       1,968        271
    Benefit of foreign loss carryforward ....         --      (1,072)        --
                                                --------    --------    -------
      Total current .........................      9,547       6,270      3,597

  Deferred income taxes:
    Principally domestic ....................     (2,803)     (1,793)    (2,349)
                                                --------    --------    -------
      Total income taxes ....................   $  6,744    $  4,477    $ 1,248
                                                ========    ========    =======

A reconciliation of the federal statutory and effective income tax rates(benefits) follows:

                                                    1995        1994        1993
                                                    ----        ----        ---
Federal statutory rate .....................        35.0%       34.0%       34.0%
State and local income taxes, net
  of federal tax effect ....................         2.1         3.2         2.7
Effect of excess of percentage
  depletion over cost depletion ............        (5.5)       (6.1)      (15.3)
Company-owned life insurance ...............        (4.9)       (5.1)       (7.2)
Difference due to book and tax basis
  of assets of acquired businesses .........         0.4         0.4         1.1
Taxes on foreign income - net ..............        (2.2)       (3.5)       (1.9)
Reduction of valuation allowance ...........          --        (4.7)         --
Other items ................................        (0.3)        1.2         2.8
                                                    ----        ----        ----
    Effective tax rate .....................        24.6%       19.4%       16.2%
                                                    ====        ====        ====


Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $904,000, $1,116,000 and $312,000 of state and local income taxes in 1995, 1994 and 1993, respectively.

    The Company made domestic and foreign income tax payments, net of refunds, of $8,087,000, $5,353,000 and $4,082,000 in 1995, 1994 and 1993, respectively.

    Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the consolidated balance sheets consist of the following at December 31:

(DOLLARS IN THOUSANDS)                                      1995          1994
                                                         --------      --------
Postretirement benefits other than pensions ........     $ 12,333      $ 11,957
Alternative minimum tax credit .....................        5,937         5,704
Other deferred assets and reserves .................        5,339         5,000
Restructuring accrual ..............................        1,981         1,950
Miscellaneous ......................................          236            64
                                                         --------      --------
Total deferred tax assets ..........................       25,826        24,675

Depreciation .......................................       (9,836)      (10,370)
Pensions ...........................................       (3,914)       (3,721)
Mine development ...................................       (2,070)       (2,479)
Capitalized interest expense .......................       (1,340)       (1,392)
Inventory ..........................................         (214)       (1,064)
                                                         --------      --------
Total deferred tax liabilities .....................      (17,374)      (19,026)
                                                         --------      --------
Net deferred tax asset .............................     $  8,452      $  5,649
                                                         ========      ========

NOTE I - PENSIONS

The Company and its subsidiaries have noncontributory pension plans covering substantially all U.S. employees. Plans provide benefits based on the participants' years of service and compensation or stated amounts for each year of service. The Company's funding policy is to make the minimum actuarially computed annual contributions required by applicable regulations. No contributions were made in 1995, 1994 or 1993.

    A summary of the components of net periodic pension cost for pension plans follows (in thousands):

DEFINED BENEFIT PLANS:                             1995        1994        1993
                                               --------     -------     -------
  Service cost-benefits earned
    during the period .....................    $  1,942     $ 2,125     $ 1,846
  Interest cost on projected
    benefit obligation ....................       4,512       4,247       4,035
  Actual return (increase)/decrease
    on plan assets ........................     (12,684)        897      (5,744)
  Net amortization and deferral ...........       5,759      (7,684)       (669)
                                               --------     -------     -------
    Total (credit) expense ................    $   (471)    $  (415)    $  (532)
                                               ========     =======     =======

The following table sets forth the funded status of the Company's plans and the amounts recognized in the consolidated balance sheets at December 31 (in thousands):

                                                        PLANS WHOSE ASSETS
                                                        EXCEED ACCUMULATED
                                                              BENEFITS
                                                           1995       1994
                                                        --------    --------
Actuarial present value of benefit obligations:
Vested benefit obligation ...........................   $ 49,410    $ 41,130
                                                        ========    ========
Accumulated benefit obligation ......................   $ 53,669    $ 44,828
                                                        ========    ========
Plan assets at fair value ...........................   $ 76,970    $ 68,192
Projected benefit obligation ........................    (65,044)    (53,323)
                                                        --------    --------
Plan assets in excess of projected benefit obligation     11,926      14,869
Unrecognized net (gain) or loss .....................      1,731      (1,283)
Unrecognized net assets, at date of adopting
  FAS 87, net of amortization .......................     (4,723)     (5,430)
Unrecognized prior service cost .....................      2,577       2,788
                                                        --------    --------
Net pension asset recognized at December 31 .........   $ 11,511    $ 10,944
                                                        ========    ========

Assumptions used in accounting for the pension plans were:

                                                      1995    1994    1993
                                                      ----    ----    ----
Weighted-average discount rate....................    7.25%   8.25%    7.5%
Rate of increase in compensation levels............      5%      5%      5%
Expected long-term rate of return on assets........      9%      9%      9%

Plan assets consist primarily of listed common stocks, corporate and government bonds and short-term investments.

    The Company also has accrued unfunded retirement arrangements for certain U.S. employees and directors. At December 31, 1995, the projected benefit obligation was $1,569,000 ($1,312,000 in 1994). A corresponding accumulated benefit obligation of $1,421,000 has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

    The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contribution was $1,683,000 in 1995, $1,596,000 in 1994 and $1,529,000
in 1993.

NOTE J - OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans and deferred contribution plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and spouses, excluding those of subsidiaries. The Company also provides medical benefits to certain retired employees and spouses from an operation that was divested in 1985.

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

    The following table presents the plan's funded status and the amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                                  DECEMBER 31,
                                                                1995        1994
                                                             -------     -------
Accumulated postretirement benefit obligation:
Retirees ...............................................     $23,610     $26,350
  Fully eligible active plan participants ..............       4,696       3,917
  Other active plan participants .......................       4,636       3,368
                                                             -------      ------
                                                              32,942      33,635
Plan assets ............................................          --          --
Unrecognized net gain ..................................       2,858       1,533
                                                             -------     -------
Accrued postretirement benefit obligation ..............     $35,800     $35,168
                                                             =======     =======

Net periodic postretirement benefit cost includes the following components (in thousands):

                                                     1995       1994       1993
                                                  -------     ------    -------
Service cost .................................    $   304     $  341    $   282
Interest cost ................................      2,409      2,612      2,826
Amortization of (gain) .......................       (140)        --         --
Adjustment to benefit obligation .............         --         --     (1,227)
                                                  -------     ------    -------
Net periodic postretirement benefit cost .....    $ 2,573     $2,953    $ 1,881
                                                  =======     ======    =======

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) used in determining the accumulated postretirement benefit obligation as of December 31, 1995 is 6.75% for retirees age 65 and over and 9.0% for retirees under age 65 in 1996, and both are assumed to decrease gradually to 4.5% until 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2,158,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $146,000. This increase would apply only to employees who retired prior to July 1, 1992.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1995, 8.25% at December 31, 1994 and 7.5% at December 31, 1993.

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

    The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company established reserves of $3.3 million at December 31, 1995 ($3.8 million at December 31, 1994). These reserves cover existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated. The current portion of the reserve is included in the balance sheet as current other liabilities and accrued items while the long-term portion is included under other long-term liabilities.

NOTE L - OPERATIONS BY GEOGRAPHIC AREA

Years ended December 31, 1995, 1994 and 1993
(Dollars in thousands)

                                                                                                   1995
                                                                   ---------------------------------------------------------------
                                                                    Operations      International
                                                                      in the        Distribution    Adjustments &
                                                                   United States    Subsidiaries     Eliminations     Consolidated
                                                                   -------------    ------------     ------------     ------------
Sales to unaffiliated customers.....................................    $278,455         $91,163                          $369,618
Transfers between operations........................................      54,065                         ($54,065)
                                                                         -------         --------        ---------        --------
    Net Sales.......................................................    $332,520         $91,163         ($54,065)        $369,618
                                                                         =======          ======          =======         ========
Operating profit (loss) ............................................    $ 24,932        $  7,378          ($3,224)       $  29,086
                                                                         =======          ======          =======

Interest expense....................................................                                                        (1,653)
                                                                                                                             -----
    Income before income taxes......................................                                                     $  27,433
                                                                                                                            ======
Identifiable assets at December 31, 1995............................    $287,977         $44,718          ($4,835)        $327,860
                                                                         =======          ======            =====

Corporate assets....................................................                                                         3,993
                                                                                                                             -----
    Total assets at December 31, 1995...............................                                                      $331,853
                                                                                                                           =======

                                                                                                   1994
                                                                       -----------------------------------------------------------

Sales to unaffiliated customers.....................................    $262,358         $83,520                          $345,878
Transfers between operations........................................      47,239                         ($47,239)
                                                                         -------         -------           ------        --------
    Net Sales.......................................................    $309,597         $83,520         ($47,239)       $345,878
                                                                         =======          ======          =======         =======
Operating profit (loss) ............................................    $ 21,520        $  5,841         ($ 2,263)       $ 25,098
                                                                         =======          ======          =======

Interest expense....................................................                                                       (2,071)
                                                                                                                           ------
    Income before income taxes......................................                                                     $ 23,027
                                                                                                                           ======
Identifiable assets at December 31, 1994............................   $274,376         $41,687           ($ 5,538)      $310,525
                                                                        =======          ======            =======

Corporate assets....................................................                                                        6,608
                                                                                                                            -----
  Total assets at December 31, 1994.................................                                                     $317,133
                                                                                                                         ========
                                                                                                   1993
                                                                       ----------------------------------------------------------
Sales to unaffiliated customers.....................................   $244,394         $51,084                          $295,478
Transfers between operations........................................     32,339                           ($32,339)
                                                                        -------         -------             ------       --------

    Net Sales.......................................................   $276,733         $51,084           ($32,339)      $295,478
                                                                       ========         =======            =======        =======

Operating profit ...................................................   $  9,255         $ 1,034           $    369      $  10,658
                                                                       ========         =======            =======

Interest expense....................................................                                                       (2,952)
                                                                                                                           ------
    Income before income taxes......................................                                                     $  7,706
                                                                                                                           ======
Identifiable assets at December 31, 1993............................   $259,839         $30,894            ($2,927)      $287,806
                                                                       ========         =======            =======
Corporate assets....................................................                                                        5,566
                                                                                                                            -----
    Total assets at December 31, 1993...............................                                                     $293,372
                                                                                                                        =========

Transfers between operations are accounted for in the same manner as sales to unaffiliated customers. Corporate assets are principally cash and cash equivalents and investments.

    Total international sales were $127,289,000 in 1995, $114,911,000 in 1994, and $86,334,000 in 1993. These are comprised of exports from United States operations and direct sales by international distribution subsidiaries, primarily in Europe. Most of these sales represent products manufactured in the United States.

    Export sales from United States operations amounted to $36,126,000 in 1995, $31,391,000 in 1994, and $35,101,000 in 1993.

NOTE M - QUARTERLY DATA (UNAUDITED)
Years ended December 31, 1995 and 1994
(Dollars in thousands except per share amounts)

                                                                                                   1995
                                                                       ------------------------------------------------------------
                                                                       First       Second       Third          Fourth
                                                                       Quarter     Quarter      Quarter        Quarter       Total
                                                                       -------     -------      -------        -------       -----
Net Sales......................................................       $98,912      $97,283      $89,361       $84,062     $369,618
Gross Margin...................................................        27,372       27,241       22,632        23,641      100,886
   Percent of Sales............................................          27.7%        28.0%        25.3%         28.1%        27.3%
Net Income.....................................................         6,789        6,676        3,332         3,892       20,689
Per Share of Common Stock:
   Net Income..................................................          0.42         0.40         0.20          0.24         1.26
   Dividends...................................................          0.08         0.08         0.10          0.10         0.36
Stock price range
   High........................................................         18.13        21.88        23.63         18.63
   Low.........................................................         14.50        17.63        18.38         16.00

                                                                                                   1994
                                                                       ------------------------------------------------------------
                                                                       First       Second       Third          Fourth
                                                                       Quarter     Quarter      Quarter        Quarter       Total
                                                                       -------     -------      -------        -------       ------
Net Sales.......................................................      $84,794      $86,560      $86,730       $87,794     $345,878
Gross Margin....................................................       23,194       24,992       20,100        23,654       91,940
   Percent of Sales.............................................         27.4%        28.9%        23.2%         26.9%        26.6%
Net Income......................................................        5,594        5,893        2,432         4,631       18,550
Per Share of Common Stock:
   Net Income...................................................         0.35         0.36         0.15          0.28         1.14
   Dividends....................................................         0.05         0.05         0.08          0.08         0.26
Stock price range
   High.........................................................        17.25        18.63        17.88         17.88
   Low..........................................................        13.38        15.00        13.50         14.38

Charges related to the transfer of the direct bond copper production from New York to Massachusetts reduced second quarter 1994 net income by approximately $450,000 ($0.03 per share). Third quarter 1994 net income was reduced by approximately $1,500,000 ($0.09 per share) due to the partial closure of the Applications Development Center.
16

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS


Board of Directors and Shareholders
Brush Wellman Inc.

We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Cleveland, Ohio
January 22, 1996
--------------------------------------------------------------------------------

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

/s/ Carl Cramer
Carl Cramer
Vice President Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
1995 TO 1994 COMPARISON

Worldwide sales in 1995 were a record $370 million compared to $346 million in 1994. All product lines, except precious metals, increased over the prior year with beryllium alloys and specialty metal systems increasing significantly.

    Sales of beryllium alloy products increased in both the domestic and international markets. The focused marketing efforts--teams dedicated towards particular markets and/or end use applications--helped support the domestic growth. Successful examples of these efforts include the continued penetration into the automotive electronics market and a significant increase in shipments of products used in aircraft bearings and bushings. Telecommunications and computers also remain important markets for beryllium alloys as do appliances, especially in Europe. Favorable economic conditions in portions of western Europe, particularly in the first half of the year, helped fuel an addition in sales there. Sales in Asia grew as a result of increased market share and development of new applications. The sales trend in general for beryllium alloy strip products is for customers to move toward the lower price alloys such as the Company's Alloy 174. The sales increase in 1995 over 1994 was also due, in part, to favorable foreign currency exchange rates and the pass-through effect of higher commodity costs, particularly copper.

    Beryllium sales increased slightly in 1995 over 1994, but were still somewhat lower than in the recent years prior to 1994. A large portion of beryllium sales continues to be for defense/aerospace applications and 1995 sales were enhanced by shipments for defense programs in Europe and growth in new domestic defense applications in avionics. The two targets for growth are new defense/aerospace systems, particularly upgrades of current defense systems, and commercial applications. Research and development, marketing and manufacturing efforts have now been re-deployed to concentrate on specific applications in these and related markets.

    Ceramic sales grew in 1995 as compared to 1994. The increase is primarily a result of the continued development of products utilizing the direct bond copper technology. These sales were not profitable due to new process development and other start-up costs. Equipment designed to increase efficiencies was installed late in the year.

    Sales of specialty metal systems increased in 1995 over 1994. Most products experienced gains in 1995 with CERDIP sales increasing significantly.
Sales improved as a result of developing new product applications, increasing market share and continued expansion into the international markets. Major applications for these products continue to be automotive electronics and telecommunications.

    Precious metal sales declined significantly in 1995 as compared to 1994. Frame lid assembly sales were reduced due to a customer's re-design of a major microprocessor application. The re-design had been anticipated by management and resources have been directed towards developing alternative products and markets. Sales of vapor deposition targets, which service the CD-ROM, specialty coatings, telecommunications and semiconductor fabrication markets, continue to increase. A small acquisition in late 1994 gave the Company access to the ultra-fine wire market. These sales were minor in 1995, but are anticipated to grow.

    International operations consist of distribution centers in Germany, England and Japan, primarily for alloy products, a marketing office in Singapore and a small precious metal finishing facility in Singapore. Sales by these operations totaled $91 million in 1995 compared to $84 million in 1994. As previously noted, sales of beryllium alloy increased while sales of frame lid assemblies from Singapore declined. Sales by the international operations are predominantly in their respective local currencies with the balance in U.S. dollars. Direct export sales to unaffiliated customers totaled $36 million in 1995 and $31 million in 1994. The majority of these sales are to Canada and western Europe. U.S. exports are all denominated in dollars.

    As outlined in Note F to the Consolidated Financial Statements, the Company has a foreign currency hedge program to protect against adverse currency movements. Should the dollar strengthen significantly, the decrease in value of foreign currency transactions will be partially offset by gains on the hedge contracts. As of December 31, 1995, outstanding hedge contracts totaled $24.8 million compared to $18.2 million at December 31, 1994.

        Gross margin was 27.3% in 1995 as compared to 26.6% in 1994. The increase in international sales, which generally carry higher margins, contributed to this improvement as did the favorable exchange rates. The direct bond copper start-up costs and a shift in the remaining frame lid assembly business to smaller and costlier pieces offset a portion of this increase. Certain manufacturing expenses, including maintenance at the Elmore, Ohio facility, were higher in 1995 than 1994. Commercial applications of beryllium, particularly those products containing AlBeMet(R), also have lower margins than traditional defense applications, although
18
restructuring efforts have reduced certain overhead costs. The pass-through effect of higher commodity costs in beryllium alloy sales reduced the margin percent while having no bearing on the actual margin measured in dollars.

    Selling, administrative and general expenses were $62.7 million (17.0% of sales) in 1995 compared to $55.5 million (16.0% of sales) in 1994. Most expense categories were higher. Causes of the increases include the alloy products re-design effort and start-up costs associated with the Singapore subsidiary established to provide marketing support in South Asia. Portions of these expenses should be lower in future periods. Distribution and other sales-related expenses grew due to higher volumes of beryllium alloy products. The exchange rate effect on the international operations' expenses was also unfavorable.

    Research and development (R&D) expenses were $7.8 million in 1995 compared to $8.8 million in 1994. The decrease was due to focusing beryllium products' research efforts on selected key applications. R&D expenses supporting all other products either increased or were flat with the prior year. The R&D efforts for new process and product development are coordinated with the Company's overall marketing strategies and growth plans.

    Other-net expense was $1.3 million in 1995 and $2.6 million in 1994. This category included such expenses as amortization of intangible assets and other non-operating items. The decrease in net expense was due, in part, to an increase in foreign currency exchange gains in 1995.

    Interest expense fell to $1.7 million in 1995 from $2.1 million in 1994 due to a lower average level of debt outstanding and an increase in capitalized interest associated with active capital expenditure projects.

    Income before income taxes rose to $27.4 million in 1995 from $23.0 million in 1994. Higher sales and the resulting gross margin, along with a favorable foreign currency effect, combined to improve earnings. This improvement was partially offset by the increase in selling, general and administrative expenses.

    In 1995, an effective tax rate of 24.6% of pre-tax earnings was employed compared to 19.4% of pre-tax earnings in 1994. Higher domestic and foreign pre-tax earnings account for the increase. The 1995 effective rate is still well below the statutory rate as detailed in Note H to the Consolidated Financial Statements.

      Comparative earnings per share were $1.26 in 1995 and $1.14 in 1994.


1994 TO 1993 COMPARISON

Worldwide sales in 1994 were $346 million compared to $295 million in 1993. The product lines of beryllium alloys, specialty metal systems and precious metal products achieved significant sales increases in 1994. Sales also increased in the ceramics product line while beryllium product line sales had a significant reduction in 1994 as compared to 1993.

    The significant sales growth in beryllium alloys was achieved in both domestic and international markets. The principal markets driving the increase were automotive electronics, computers, telecommunications and appliances. Most beryllium alloy products experienced gains in 1994 as compared to 1993. Beryllium alloys were supported by a strong U.S. economy, continued economic growth in Asia and improving conditions in Europe. While the favorable economic background was a plus, the key to the added volume was a focused marketing effort. This effort was a combination of the marketing, sales, technical, quality and operating groups working as a team to provide quality, cost-competitive products on a timely basis. This was best seen in the expanding use of the Company's Alloy 174 strip in automotive electronics on a growing list of car platforms and global demand for the Company's products in undersea cable components. Also, in the steel industry, Phase 3HP Mold Plate underwent field trials at two slab casters during 1994 with performance results exceeding expectations in all respects.

    Beryllium sales were lower due to completion of the Defense Logistics Agency (DLA) supply contract and reduced AlBeMet(R) sales due to the end of an application at a computer disk drive manufacturer. Although overall defense spending is at a reduced level, this is still the base business to support the beryllium product line in the near term.

    Ceramic sales increased in 1994 as compared to 1993. The increase was principally in the U.S. automotive and worldwide telecommunications industries, which have more than offset declining defense applications.

    Specialty metal systems saw major gains in 1994 as compared to 1993. During 1994, this product line was able to maintain the momentum of programs initiated in prior years. The additional sales resulted primarily from a combination of successfully executing marketing strategies, enlarging market share and new product applications. The improved economy also contributed to growth.

    Sales of precious metal products also increased significantly in 1994 over 1993. Continued high demand and increased market share for frame lid assemblies from semiconductor manufacturers, along with increasing vapor deposition target sales, accounted for most of the improved volume. A substantial portion of the increase came from frame lid assembly sales in Asia through the Singapore facility. To further enhance this product line, the Company purchased the assets of Hydrostatics Inc., a small manufacturer of precious metal ultra-fine wire produced using an innovative technology, in October 1994. This product fills an identified need to support markets in the semiconductor and hybrid microelectronics industries.

    Total international sales were $115 million in 1994 and $86 million in 1993. Sales from foreign operations were $84 million in 1994 compared to $51 million in 1993, while direct exports totaled $31 million in 1994 and $35 million in 1993. The 1994 increase was primarily from beryllium alloys and the previously mentioned frame lid assemblies fabricated in Singapore. This increase occurred even though delivery of disk drive components ceased in 1994. Although much of the beryllium alloy sales increase was in Europe and Asia, growth was also seen in other parts of the world.

    Gross margin (sales less cost of sales) was 26.6% in 1994 and 22.9% in 1993. In 1994, a provision of $2 million was reserved for downsizing the Fremont, California facility and a provision of $0.6 million was made to transfer direct bond copper production from the Syracuse, New York facility to the Newburyport, Massachusetts plant. Without these charges, gross margin would have been 27.2%. Higher sales and production volumes of beryllium alloys account for much of the improvement. The beryllium alloy product line experienced lower unit costs from the higher throughput and benefited from manufacturing improvements, especially in strip products. In the beryllium product line, margins recovered in 1994 from 1993. However, the major reason for improvement in the beryllium product line was that 1994 did not experience the negative impact of manufacturing problems with the AlBeMet(R) disk drive component that occurred in 1993.

    Selling, administrative and general expenses in 1994 were $55.5 million (16.0% of sales) compared to $47.8 million (16.2% of sales) in 1993. The increase was across all expense categories and includes an increased accrual for incentive compensation. A portion of the increase in administrative costs relate to an alloy business process redesign effort. A group of employees and consultants have been charged with reviewing and analyzing specific activities in the Company to find opportunities for improvement.

    Research and development (R&D) expenses of $8.8 million in 1994 exceeded the $7.1 million spent in 1993 by more than 20%. The addition was primarily in the beryllium and ceramic product lines where efforts centered on new product development. The beryllium alloy product line also saw an increase as efforts were directed at both product development and process technology enhancements.

    Interest expense was $2.1 million in 1994 and $3.0 million in 1993. All amounts are net of interest capitalized on active construction and mine development projects. Lower average debt reduced interest costs in 1994.

    Other-net expense was $2.6 million in 1994 and $2.2 million in 1993. Included in both years were the postretirement benefit costs pursuant to Statement of Financial Accounting Standard (FAS) 106 for a divested operation. In 1993, the Company made an adjustment to the FAS 106 demographic assumptions for the divested operation, which resulted in a reduction of the liability and increased income by $1.3 million. Concurrently, the carrying value of a building from the divested operation was reduced by $0.9 million.

    Income before income taxes in 1994 of $23.0 million was significantly higher than the 1993 pre-tax income of $7.7 million. Higher sales volume and related gross margin improvements account for the increase. The increased selling, general and administrative expense offsets some of the gains in gross margin.

    The effective tax rate employed for 1994 was 19.4% of pre-tax income as compared to 16.2% of pre-tax income in 1993. The increase in pre-tax income accounts for the higher rate. The effective rate was significantly below statutory rates due to relatively fixed tax credits and allowances as shown in Note H to the Consolidated Financial Statements.

      Comparative earnings per share were $1.14 in 1994 and $0.40 in 1993.

FINANCIAL POSITION
CAPITAL RESOURCES AND LIQUIDITY

Cash flow from operating activities totaled $39.6 million in 1995. Cash balances increased $9.1 million and total debt increased $0.6 million. Accounts receivable were essentially unchanged from year-end 1994. FIFO inventories increased $3.4 million, primarily due to higher copper and nickel costs and an increase in international inventories corresponding to higher sales. The LIFO reserve, however, increased $4.3 million resulting in a net decrease of $0.9 million in the LIFO inventory value.

    Capital expenditures for property, plant and equipment amounted to $24.2 million in 1995. Major expenditures included a new rod mill for the Elmore, Ohio facility that is scheduled to be completed in mid-1996 and a plating line and a stretch bend leveler for the Lincoln, Rhode Island facility. There were also several environmental remediation projects that were capitalized at the Elmore, Ohio and Delta, Utah plant sites. Management is currently studying plans for modernizing portions of the alloy strip
20
manufacturing process in order to reduce costs, improve quality and add capacity in selected areas. Capital expenditures are anticipated to increase in 1996.

    During the fourth quarter 1995, the Company initiated a program to re-purchase up to one million shares of its Common Stock. Approximately 165,000 shares at a cost of $2.8 million were re-purchased under this program as of December 31, 1995, with the balance anticipated to be re-purchased during 1996. The average number of shares outstanding increased in 1995 over 1994 due to an increase in the number of previously issued stock options included in the diluted outstanding share calculation as a result of a higher share price. Dividends paid on outstanding shares totaled $5.5 million.

    Short-term debt at December 31, 1995 was $22.8 million, including $1.5 million of the current portion of long-term debt. The $21.3 million balance is denominated principally in gold and foreign currencies to provide hedges against current assets so denominated. Credit lines amounting to $71.5 million are available for additional borrowing. The domestic and foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility is committed, secured and renewed annually.

    Long-term debt was $17.0 or 8% of total capital at December 31, 1995. Long-term financial resources available to the Company include $60 million of medium-term notes and $50 million under a revolving credit agreement.

    Funds being generated from operations plus the available borrowing capacity are believed adequate to support operating requirements, capital expenditures, remediation projects, dividends and small acquisitions. Excess cash, if any, is invested in money market instruments and other high quality investments.

    Cash flow from operating activities in 1994 was $35.2 million. During 1994, cash balances increased $12.7 million while total debt decreased $1.1 million. Capital expenditures totaled $17.2 million and dividends paid were $3.7 million. Long-term debt of $18.5 million was 9% of total capital at December 31, 1994.

ORE RESERVES

The Company's reserves of beryllium-bearing bertrandite ore are located in Juab County, Utah. An ongoing drilling program has generally added to proven reserves. Proven reserves are the measured quantities of ore commercially recoverable through the open pit method. Probable reserves are the estimated quantities of ore known to exist, principally at greater depths, but prospects for commercial recovery are indeterminable. Ore dilution that occurs during mining approximates 7%. About 87% of beryllium in ore is recovered in the extraction process. The Company augments its proven reserves of bertrandite ore through the purchase of imported beryl ore (approximately 4% beryllium) which is also processed at the Utah extraction plant.

                           1995     1994     1993     1992    1991
                           -----    ----     ----     ----    ----
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons).........   6,927    6,747    6,786   6,787   6,855

Grade % beryllium......   0.249%   0.251%   0.251%  0.251%  0.251%
Probable bertrandite
  ore reserves at
  year-end (thousands
  of dry tons).........   7,346    7,559    7,594   7,482   7,215

Grade % beryllium......   0.281%   0.279%   0.279%  0.281%  0.284%

Bertrandite ore
  processed (thousands
  of dry tons, diluted)      96       79       92      91      80

Grade % beryllium,
  diluted...............  0.232%   0.240%   0.232%  0.234%  0.237%


INFLATION AND CHANGING PRICES

The prices of major raw materials, such as copper, nickel and gold, purchased by the Company increased during 1995. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing have affected the Company's ability to offset wage and benefit increases. The Company employs the last-in, first-out (LIFO) inventory valuation method domestically to more closely match current costs with revenues.

Environmental Matters

As indicated in Note K to the Consolidated Financial Statements, the Company maintains an active program of environmental compliance. For projects involving remediation, estimates of the probable costs are made and the Company has set aside a reserve of $3.3 million at December 31, 1995 ($3.8 million at December 31, 1994). This reserve covers existing and currently foreseen projects.
21

SELECTED FINANCIAL DATA

Brush Wellman Inc. and Subsidiaries
(Dollars in thousands except per share amounts)


                                                                                  1995         1994         1993          1992
FOR THE YEAR
Net Sales.....................................................                     $369,618     $345,878     $295,478   $265,034
Cost of sales.................................................                      268,732      253,938      227,686    192,944
Gross margin..................................................                      100,886       91,940       67,792     72,090
Operating profit..............................................                       29,086       25,098       10,658     16,949
Interest expense..............................................                        1,653        2,071        2,952      3,206
Income (loss) before income taxes.............................                       27,433       23,027        7,706     13,743
Income taxes (benefit)........................................                        6,744        4,477        1,248      3,243
Net Income (loss) ............................................                       20,689       18,550        6,458     10,500
Per share of Common Stock:
   Net income (loss)...........................................                        1.26         1.14         0.40       0.65
   Cash dividends declared.....................................                        0.36         0.26         0.20       0.26
Depreciation and amortization..................................                      20,911       19,619       21,720     20,180
Capital expenditures...........................................                      24,244       17,214       11,901     13,604
Mine development expenditures..................................                         787          543          814        848

YEAR-END POSITION

Working Capital...............................................                      125,156      116,708      105,272     88,616
Ratio of current assets to current liabilities................                     2.9 to 1     2.8 to 1     3.1 to 1   2.5 to 1
Property and equipment:
   At cost...................................................                       374,367      350,811      337,342    332,971
   Cost less depreciation and impairment.....................                       121,194      116,763      118,926    127,991
Total assets.................................................                       331,853      317,133      293,372    310,039
Other long-term liabilities..................................                        45,445       43,354       40,663     40,332
Long-term debt...............................................                        16,996       18,527       24,000     33,808
Shareholders' equity.........................................                       200,302      186,940      172,075    168,824

Book value per share.........................................                         12.46        11.59        10.70      10.49

Number of shares of stock outstanding........................                    16,071,224   16,121,915   16,087,415  16,086,515
Shareholders of record.......................................                         2,351        2,521        2,566       2,762
Number of employees..........................................                         1,856        1,833        1,803       1,831
See Notes to consolidated financial statements.

SALES PER EMPLOYEE
 (IN THOUSANDS)

1991    1992     1993    1994    1995
[S]     [C]      [C]     [C]     [C]
$       $        $       $       $




INTERNATIONAL SALES
(IN MILLIONS)

 1991    1992     1993    1994    1995
[S]      [C]     [C]      [C]     [C]
$        $       $        $       $




LONG-TERM DEBT
% OF CAPITAL AT YEAR-END

1991    1992     1993    1994    1995
[S]     [C]      [C]     [C]     [C]
%        %       %       %       %

    1991        1990        1989        1988        1987      1986
    ----        ----        ----        ----        ----      ----
   $267,473   $297,390    $317,828   $345,838     $307,571   $241,428
    202,080    212,841     233,165    239,554      211,885    161,392
     65,393     84,549      84,663    106,284       95,686     80,036
    (57,354)    28,132      29,195     54,704       48,788     42,401
      3,755      3,359       2,860      2,843        2,965      2,148
    (61,109)    24,773      26,335     51,861       45,823     40,253
    (17,091)     7,214       7,793     19,344       19,658     17,578
    (44,018)    17,559      18,542     32,517       26,165     22,675


      (2.74)      1.09        1.10       1.79         1.38       1.20
       0.59       0.71        0.67       0.63         0.59       0.55
     22,759     24,070      24,077     23,405       22,098     17,903
     13,605     16,160      19,946     22,645       18,464     25,239
      6,389      5,699         259        503          581      3,451



     80,427     87,570      78,346     92,530      109,063    103,416
   2.2 to 1   2.4 to 1    2.1 to 1   2.4 to 1     2.6 to 1   2.9 to 1


    321,981    307,088     292,708    279,927      266,543    254,276
    132,579    143,635     141,639    143,180      144,829    144,107
    307,296    338,982     338,279    357,751      367,473    341,210
     38,029      9,356       9,087      9,547       10,333      8,270
     34,946     26,673      21,076     29,908       25,481     26,563
    162,264    215,891     211,769    232,840      242,673    234,725
      10.10      13.43       13.10      13.49        13.17      12.48

 16,069,615 16,077,723  16,166,611 17,262,311   18,431,703 18,815,799
      3,116      3,446       3,820      4,014        4,212      4,522
      1,943      2,079       2,160      2,602        2,564      2,266



Impairment and restructuring charges reduced net income by $30,751,000 in 1991 and $8,400,000 in 1989.

The cumulative effect of a change in accounting for postretirement benefits reduced net income by $16,471,000 in 1991.

In December 1986, a business acquisition was made; the pro forma effect would have increased 1986 net sales by $35,000,000.

CAPITAL EXPENDITURES
% OF SALES

1991
1992
1993
1994
1995

ANNUAL INVENTORY
TURNOVER

1991
1992
1993
1994
1995

GROSS MARGINS

1991
1992
1993
1994
1995

BRUSH WELLMAN INC.


DIRECTORS                                         CORPORATE OFFICERS                         OFFICES AND FACILITIES

ALBERT C. BERSTICKER 2, 4, 5                      GORDON D. HARNETT                          MANUFACTURING FACILITIES
President and Chief Executive Officer,            Chairman of the Board                      Delta, Utah
Ferro Corporation                                 President and Chief Executive Officer      Elmore, Ohio
                                                                                             Reading, Pennsylvania
CHARLES F. BRUSH, III 3, 4, 5                     ROBERT H. ROZEK                            Buffalo, New York
Personal Investments                              Senior Vice President                      Fremont, California
                                                  International                              Lincoln, Rhode Island
DAVID L. BURNER 1, 3                                                                         Newburyport, Massachusetts
President                                         CARL CRAMER                                Tucson, Arizona
BF Goodrich Co.                                   Vice President Finance
                                                  Chief Financial Officer                    RESEARCH FACILITIES AND
FRANK B. CARR 1, 2, 3, 4,                                                                    ADMINISTRATIVE OFFICES
Managing Director, Corporate Finance,             STEPHEN FREEMAN                            Cleveland, Ohio
McDonald & Company Securities, Inc.               Vice President
                                                  Alloy Products                             SERVICE AND DISTRIBUTION CENTERS
GORDON D. HARNETT 2                                                                          Elmhurst, Illinois
Chairman of the Board                             CRAIG B. HARLAN                            Fairfield, New Jersey
President and Chief Executive Officer             Vice President                             Torrance, California
                                                  International - Europe                     Warren, Michigan
WILLIAM P. MADAR 1, 2, 4, 5                                                                  Stuttgart, Germany
President and Chief Executive Officer,            JOHN J. PALLAM                             Theale, England
Nordson Corporation                               Vice President                             Tokyo/Fukaya, Japan
                                                  General Counsel
GERALD C. MCDONOUGH 3, 4, 5                                                                  SUBSIDIARIES
Retired Chairman and Chief Executive Officer,     ANDREW J. SANDOR                           Technical Materials, Inc.
Leaseway Transportation Corp.                     Vice President                                Lincoln, Rhode Island
                                                  Alloy Technology
ROBERT M. MCINNES 1, 2, 3, 5                                                                 Williams Advanced Materials Inc.
Retired Chairman and Chief Executive Officer,     DANIEL A. SKOCH                               Buffalo, New York
Pickands Mather & Co.                             Vice President                                Singapore
                                                  Administration and Human Resources
HENRY G. PIPER                                                                               Brush Wellman GmbH
Retired Chairman,                                 MICHAEL C. HASYCHAK                           Stuttgart, Germany
President and Chief Executive Officer             Treasurer and Secretary
Brush Wellman Inc.                                                                           Brush Wellman Limited
                                                  JAMES P. MARROTTE                             Theale, England
JOHN SHERWIN, Jr.1, 2, 3                          Controller
President,                                                                                   Brush Wellman (Japan), Ltd.
Mid-Continent Ventures, Inc.                      WILLIAM M. CHRISTOFF                          Tokyo, Japan
                                                  Assistant Treasurer - Taxes,
1  Audit Committee                                Assistant Secretary                        Brush Wellman (Singapore) Pte Ltd.
2  Executive Committee                                                                          Singapore
3  Finance Committee
4  Nominating Committee
5  Organization and Compensation Committee

24

CORPORATE DATA

ENVIRONMENTAL POLICY

         Brush Wellman Inc. considers Environmental, Health and Safety an integral parts of our business strategy and necessary for our success. It is the policy of Brush Wellman to design, manufacture and distribute all products and to manage and dispose of all materials in a safe, environmentally sound manner. We are committed to utilizing our resources and technical capabilities to their fullest extent to protect the health and safety of our employees, our customers, the general public and the environment.

         The health and safety of our employees are of paramount importance. No operation or task will be conducted unless it can be performed in a safe manner.

         Through education and training, we shall promote a culture that establishes individual ownership of environmental, health, and safety responsibility throughout the organization and empowers everyone to continuously improve all working conditions. Each employee will maintain an awareness of safe work practices and endeavor to prevent conditions which may result in an unsafe situation or harm the environment. It is the responsibility of each employee to promptly notify management of any adverse situation.

         We shall make every effort to minimize, to the lowest feasible level, occupational and environmental exposure to all potentially hazardous materials.

         We will go beyond regulatory compliance, striving for continuous improvement in all our environmental, health and safety control efforts.

         The Company will provide medical surveillance and preventive health maintenance programs for the early detection of occupational diseases.

         The Management Team at each location will diligently respond to employee concerns and is directly responsible for developing and implementing programs for ensuring that their operations comply with this policy. The Environmental, Health and Safety staff provides support by:

     - maintaining liaison with appropriate government agencies and interpreting and communicating regulations;

     - providing technical guidance and assisting in the development of policies and performance standards; and

     - conducting independent review and assessment of all operations to audit compliance with environmental, safety and health policies.

         All employees are expected to follow the intent and spirit of this policy and incorporate sound health, safety and environmental practices in the conduct of their jobs.

       This policy applies to all Brush Wellman business units worldwide.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 7, 1996 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio

INVESTOR INFORMATION

Brush Wellman maintains an active program of communication with shareholders, securities analysts and other members of the investment community. Management makes regular presentations in major financial centers around the world. To obtain:

  - additional copies of the Annual Report
  - SEC Form 10K/10Q
  - product Literature,

please contact:

     Timothy Reid
     Vice President, Corporate Communications
     Corporate Headquarters.
Brush Wellman press releases are available on the World Wide Web through Business Wire, at: http://www.businesswire.com/cnn/bw.htm

DIVIDEND REINVESTMENT PLAN

Brush Wellman has a plan for its shareholders which provides automatic reinvestment of dividends toward the purchase of additional shares of the Company's common stock. For a brochure describing the plan please contact the Vice President, Corporate Communications, at the Corporate Headquarters.

AUDITORS

Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR

KeyCorp Shareholder Services, Inc.
4900 Tiedeman Road
Cleveland, Ohio 44101
For shareholder inquiries, call: 1-800-542-7792

STOCK LISTING
New York Stock Exchange / Symbol: BW

CORPORATE HEADQUARTERS

Brush Wellman Inc.
17876 St. Clair Ave.
Cleveland, Ohio 44110
(216) 486-4200 - Facsimile: (216) 383-4091

                                BRUSH WELLMAN
                             ENGINEERED MATERIALS

                            17876 St. Clair Avenue
                            Cleveland, Ohio 44110
                                 216/486-4200