Form 10-K405, Exhibit 13
period 1996-12-31
BRUSH WELLMAN INC
filed 1997-03-27
CIK 14957

                                                                     EXHIBIT 13

                                         BRUSH WELLMAN INC. 1996 ANNUAL REPORT
                                         BLUEPRINT FOR GROWTH



                                    [PHOTO]

                                    [PHOTO]

Brush Wellman has completed a major transition which began in the early 1990's. For the future, the Company's Blueprint for Growth involves improving the base business, expanding alloy capabilities, and building a microelectronics business. Brush Wellman products are described below.

Alloy Products are tailored metallurgically to specific customer performance requirements. Copper berylium alloys exhibit high electrical and thermal conductivities, high strength and hardness, good formability and excellent resistance to corrosion, wear and fatigue. These properties make the alloys ideal choices for a variety of demanding applications in computers, telecommunications, automotive electronics, energy systems, plastic molds and consumer products.

Berylium is a unique material exhibiting physical and mechanical properties unmatched by any other metal. It is one of the lightest structural materials known, has specific stiffness six times greater than steel. It possesses high heat absorbing capability and has dimensional stability over a wide range of temperatures. Beryllium Products, including AlbeMet(R) and Brush Wellman's new E-Materials, are used primarily in defense and commercial aerospace applications.

Ceramic products offer unique solutions for thermal management applications. Beryllia ceramic is an effective electrical insulator and it has excellent thermal conductivity. It has high strength and hardness, and a low dielectric constant. Ceramic Products are used in automotive and power electronic systems, wireless telecommunications, thermoelectric cooling systems, and lasers.

Engineered Material Systems, manufactured by technical Materials, Inc. are combinations of precious and non-precious metals in continuous strip form and are used in complex electronic and electrical components in telecommunications systems, automobiles and computers.

Precious Metal Products are produced by Williams Advanced Materials Inc. for a variety of high reliability applications in electrical and electronic interconnection, packaging and processing markets, principally in North America and the Far East.




                              FINANCIAL HIGHLIGHTS



(Dollars in millions except per share amounts)                        1996         1995      % Change
                                                                    --------    ---------    ---------
Sales  ......................................................        $376.3      $369.6        +2%
Net Income...................................................          24.5        20.7        +18%
Net Income per share ........................................          1.52        1.26        +21%
Dividends per share..........................................          0.42        0.36        +16%
Shareholders' equity per share...............................         13.46       12.46        +8%


                                            [GRAPH]
                         1992      1993      1994      1995      1996
                         ----      ----      ----      ----      ----

Net Sales
(in millions)           $265.0    $295.5    $345.9    $369.6    $376.3

Net Income
(in millions)            $10.5     $6.5      $18.6     $20.7     $24.5

Net Income
  Per Share              $0.65     $0.40     $1.14     $1.26     $1.52

Return On
Shareholders' Equity       6.2%      3.8%      9.9%     10.3%     11.2%


[LOGO]                          Brush Wellman Inc.

is a leading supplier of high performance engineered materials. Since its founding in 1931, the Company has concentrated its operations and skills on the advancement of beryllium-based materials. Today, Brush Wellman is the only fully integrated supplier of beryllium, beryllium-containing alloys and beryllia ceramic in the world. Brush Wellman also supplies high quality specialty metal systems and precious metal products. Brush Wellman markets its products around the world through Company-owned service, distribution and technical centers in England, Germany, Japan and the United States, as well as through a worldwide network of independent distributors. In addition, Brush Wellman recycles beryllium and copper through its Resource Recovery operations.

     Brush Wellman is headquartered in Cleveland, Ohio. Its stock is traded on the New York Stock Exchange and identified by the symbol BW.


[LOGO]


To Our Shareholders

The employees of Brush Wellman can take pride in achieving another annual sales and production record, as well as a 21% increase in earnings per share in 1996. Sales have now increased for four consecutive years, and have established record levels in each of the last three years. Clearly, we are succeeding in developing new applications for our products, and are effectively delivering high quality products, on time, to our customers. To equip the Company to fully capitalize on future opportunities to grow, the Board of Directors during 1996 approved a plan to significantly modernize and expand the alloy strip capabilities at the our Elmore, Ohio facility. This major investment is a part of Brush Wellman's Blueprint for Growth.

1996 FINANCIAL RESULTS

For the year 1996, Brush Wellman Inc. achieved earnings per share of $1.52, and net income of $24.5 million. This represents an increase of 21% over 1995 earnings of $1.26 per share, and an 18% improvement in net income compared with $20.7 million net income in 1995. Sales during 1996 totaled a record $376 million, a 2% increase over 1995 sales of $370 million.

   Sales of Alloy Products in North America continued to grow in 1996, reflecting high levels of demand for these materials in electronics applications, and our continuing success in developing new applications in automotive electronics, appliances, telecommunications, commercial aircraft and sporting goods markets. International Sales were down relative to last year, due to softer overseas markets and the translation effects from a stronger dollar. However, we were encouraged by the strengthening of demand from international markets during the fourth quarter.

   Technical Materials, Inc. (TMI) sales of Engineered Material Systems, also increased, reflecting continued success in marketing and production of this unique line of specialty materials. Over the past four years TMI has consistently contributed to Brush Wellman's growth and profitability.

   Beryllium Products sales declined compared with last year due to continuing weakness in aerospace and defense applications. In addition, particularly over the past two years, Beryllium Products sales have been adversely affected by imports of beryllium from Kazakstan at prices which we believe to be far below fair market value. In March 1996, the Company filed a petition with the United States International Trade Commission seeking government intervention in this matter. In February 1997, the International Trade Commission ruled that the Company was not sufficiently damaged by these imports to warrant the imposition of sanctions, and Brush Wellman's petition on this case was denied. Despite the fact that Beryllium Products represent less than 10% of the Company's total sales, they remain an important part of Brush Wellman's business. Moreover, these products are critical to many defense, aerospace and commercial applications. While the decision from the ITC is disappointing to us, it does not diminish our strategy to develop new markets and new applications for Beryllium, AlBeMet(R) and E-Materials.

   Ceramic Products sales also declined in 1996 due to reduced demand from the telecommunications market and product mix shifts. We are, however, encouraged by recent progress in the development of direct bond copper products.

   Williams Advanced Materials Inc. (WAM) sales declined in 1996. However, all of the sales decline occurred during the first half of the year, compared with a very strong performance in the first half 1995. The decline was caused by the redesign of a major microprocessor application, which had been anticipated by management. Williams Advanced Materials sales increased in the second half 1996, led by sales of new products, including vapor deposition products and fine wire. As well, due to effective planning and hard work by the team at WAM, the profitability of this business unit increased in 1996, despite lower sales for the year.

   Additional details of sales and financial performance during 1996 are contained in Management's Discussion and Analysis, beginning on page 19.

STRATEGIC REVIEW
By 1996, Brush Wellman had successfully completed a major transition which began in the early 1990's. At the beginning of the decade, defense, aerospace and mainframe computer applications represented nearly 70% of the Company's sales. The end of the Cold War and the major structural changes in mainframe computer design resulted in dramatic reductions in demand for our materials. By adopting new strategies, Brush Wellman successfully met the challenge created by these changes in the marketplace.

   Over the past five years our sales have grown by 42%, after declining from 1988 through 1992. This growth has been achieved fundamentally by developing new applications in new markets, worldwide, as our traditional markets -- defense/aerospace and mainframe computers -- declined precipitously. Target markets, such as automotive electronics, personal computers, appliances, telecommunications, commercial aerospace, plastic molds and high performance sporting goods have all contributed to the Company's growth. Most of the growth the Company has achieved in recent years has been in new or improved products. As a world leader in the production of high-performance engineered materials, we realize that our success in the future depends on our ability to remain a technology leader, and to develop a continuing stream of ever improving products and processes to meet the changing needs of a dynamic marketplace.

   International marketing has been another major strategic effort, and overseas sales have contributed greatly to the Company's growth. The largest overseas customer concentrations are in Germany, Japan, the United Kingdom, Switzerland and Singapore. After attaining an all-time high in 1995, Brush Wellman sales outside the United States declined in 1996, due to softer market conditions and the translation effects of a stronger dollar. Despite this decline overseas, total Company sales increased for the fourth year in a row.

THE FUTURE: BRUSH WELLMAN'S BLUEPRINT FOR GROWTH
Brush Wellman is the world's leading producer of beryllium materials. Any strategy for the future must recognize and build upon this unique core competency. Our materials can simultaneously provide light weight and strength, or thermal conductivity and electrical insulating properties. They can withstand high temperatures, readily conduct electricity and resist stress and fatigue. Because of their unique combinations of properties, materials produced by Brush Wellman can enable our customers to produce safer, smaller, more reliable and more efficient products, improve productivity, and reduce costs, over the life of their products. Given the continuing trends toward miniaturization, weight reduction, increased electronic content, and the heightened awareness of the costs of component failure and repair-related downtime, we are convinced that our materials have the potential to capture a far greater portion of the worldwide specialty materials market.

   Brush Wellman's performance has been strong in recent years, but our returns to shareholders have not yet reflected the improved results. To increase returns to our shareholders, we believe that we must build on our successes, and grow the business faster and


                                     [GRAPH]

                               1992      1993      1994      1995      1996
                               ----      ----      ----      ----      ----



Long-Term Debt
% of Capital at Year-End

EBITDA
(Earnings Before Interest,
Taxes, Depreciationa and
Amortization - in millions)

2

more consistently in the future. To do this, we will be focusing efforts on three major Strategic Thrusts:

-- First, improve the base business,
-- Second, expand alloy capabilities, and -- Third, build a microelectronics business.

   Despite our increased sales and higher earnings, significant opportunities still exist to IMPROVE THE BASE BUSINESS. Each business team has identified places for improving profitability. Yield, productivity and working capital management are all targets for improvement through our BrushBREAKTHRU program and other efforts. In particular, many opportunities for improvement have been identified at our Elmore operation, and focused improvement efforts are underway.

   We are also addressing attention to two underperforming units, Ceramic and Beryllium Products. Ceramic profitability improvement efforts will be focused on cost reduction through yield improvement, and the pursuit of new opportunities for growth. Direct Bond Copper and copper tungsten are two technologies which offer interesting potential for growth. Beryllium Products profitability should be enhanced through a combination of cost reduction efforts, product and process improvements, and growth in sales of AlBeMet(R).

   Our second strategic thrust involves EXPANDING OUR ALLOY CAPABILITIES, with a goal to become the global leader in non-ferrous specialty alloys. Brush Wellman's Alloy Products have enjoyed good growth over the past five years. As this has happened, our patented Alloy 174 has become a more significant part of the Alloy Product mix, in terms of dollar sales, and an even larger portion of alloy production in terms of pounds. Traditional alloy strip, while at a lesser rate, has also continued to grow. The Alloy business serves markets around the world, in a wide variety of end-use applications, yet copper beryllium represents a small proportion of the worldwide non-ferrous alloy sales. We are convinced that our products have the potential to capture a larger share of this market, if we make some fundamental changes. Specifically, the keys to positioning Alloy to become a world leader in specialty/high performance non-ferrous alloys are to: expand capacity, introduce new alloys, broaden international marketing capabilities, reduce costs and cycle time and add non-beryllium-containing alloys to our product line.

   In May 1996, the Board of Directors approved a plan for a major expansion and upgrading of our alloy strip capabilities, involving the investment of $110 million at our Elmore, Ohio facility. The goals of this investment are to increase strip production capacity, reduce production costs, improve quality, reduce delivery lead-times, and optimize working capital utilization. In addition, the new capacity will incorporate the best available environmental, health and safety technology, so as to be the safest possible work place, and have minimal impact on the external environment.

   The expansion involves three major phases. Phase one is a new cast shop. The new cast shop is intended to increase capacity, improve quality and reduce the cost of all our alloy products. The cast shop involves $35 million of capital expense. Phase two and three are heavy gauge and finishing equipment for alloy strip. These two phases involve $75 million of capital.

   This project is not simply an expansion of existing capabilities. Rather, it is designed to allow Brush Wellman to reposition itself in the materials marketplace, and thereby create major opportunities for growth. Brush Wellman has historically done an outstanding job as a supplier of premium alloys. We are recognized as the industry leader in terms of quality and technical support. But, our cost structure and capacity have limited us to the highest end, premium niche of the materials market. By


===========================================
1.   improve the base business,

2.   expand alloy capabilities, and

3.   build a microelectronics business.

=============================================

reducing our costs and allowing us to produce strip in much larger coils, the new capacity should enable Brush Wellman to compete for many applications which were not accessible to us before. The combination of our quality, technical abilities and the properties of our materials with world class production facilities, a lower cost structure and greater casting and rolling capacity should position Brush Wellman to be a formidable competitor in the worldwide copper based specialty alloys market as we approach the 21st century.


   Ground was officially broken on the expansion in June 1996. The new capacity should be fully operational in 1998. It is being financed by a combination of operating leases, and traditional debt and cash flow (See Notes E and F on pages 10 and 11). Our long-term debt at the end of 1996 was less than 8% of capital.

In financing the expansion, we are confident that the project will not result in over leveraging the Company's balance sheet. Over the long run, the expansion should significantly enhance the Company's ability to provide a superior return on investment, and thus improve shareholder value.

   The expansion is obviously a major and necessary step, but to maximize growth potential in the non-ferrous alloys market, we are also introducing new alloys. Our new product development process focuses on target markets, listening to the voice of the customer to develop products representing value innovation. Through a combination of product development and capacity expansion, we are taking steps to offer products with significant competitive advantages for the larger, "specialty" segment of the market. We are now introducing a new alloy family, Alloy 171, directed at large volume users in the automotive, and appliance markets. Thus far, the interest in this new alloy system among potential users is very strong.

   We also continue to broaden international marketing capabilities. We have been successful in Europe and Japan in recent years. Our work in these markets will intensify as we move forward. In addition, we are broadening our efforts in the ASEAN region and South America.

   Our efforts to reduce costs and cycle time are continuous, and should be significantly enhanced by our strip expansion and capabilities upgrade.

   We intend to exploit opportunities in non-beryllium-containing alloys. In August, the Board of Directors approved a plan for the Company to produce Brush Engineered Bronze, a family of specialty alloys in rod, bar and tube form. This new endeavor will involve the investment of over $10 million for a new plant, equipment and working capital. The new plant will be a 50,000 square foot facility located in Lorain, Ohio. Construction of the new facility commenced during the fourth quarter 1996, with a target completion date in 1997. The addition of Brush


"OUR GOAL IS TO BECOME THE WORLD'S LEADING SUPPLIER OF HIGH QUALITY, SPECIALTY NON-FERROUS ALLOYS."


COMMON STOCK PRICE

                                     [GRAPH]

                               1992      1993      1994      1995      1996
                               ----      ----      ----      ----      ----









Engineered Bronze to our product line further strengthens our position in the specialty alloys business. It represents another step toward our goal to become the world's leading producer of high quality, specialty non-ferrous alloys.

   Our Third Strategic Thrust involves BUILDING A MICROELECTRONICS BUSINESS. Microelectronics is currently a multi-billion dollar market, worldwide. Alloy, Precious Metals, Specialty Metal Strip, Ceramic and even Beryllium Products all offer properties which are attractive to designers of sophisticated semiconductor packages, lead frames, connectors and other microelectronic components. Today, nearly one fifth of Brush Wellman's sales are to microelectronics applications. We have an established marketing/sales presence in this business, and believe by executing a more coordinated strategy, we will be able to significantly expand our presence in these attractive, fast growing worldwide markets.

   As part of our strategy to expand the range of products serving the microelectronics market, during the fourth quarter 1996 Brush Wellman acquired Circuits Processing Technology Incorporated (CPT), in exchange for common stock. CPT is a San Diego based producer of thick film circuits. CPT primarily serves the commercial and satellite telecommunications markets and also supplies parts to military, aerospace, and medical markets. CPT has been supplying the microelectronics industry with high quality precious metal thick film circuits for the past 14 years.

   The addition of CPT augments Brush Wellman's position as a supplier of value-added microelectronic materials, circuits, and sub-assemblies. At the same time, CPT's ability to continue its rapid growth and extend their unique technology into new markets should be enhanced by Brush Wellman's sales and marketing resources. CPT contributed to sales and profitability in the fourth quarter 1996.

SHARE REPURCHASE

In December 1995, The Board of Directors authorized a program to repurchase up to one million shares of the Company's common stock. The Company repurchased over 500,000 shares under this program through April 1996. In May, the Board of Directors suspended the repurchase authority until the financing needs for the alloy strip expansion project were determined, and the financing package was put in place.

DIVIDEND INCREASE

   In August, the Board of Directors approved a 10% increase in the quarterly cash dividend to a rate of 11 cents per share. This raised the annualized dividend rate to 44 cents per share from the previous rate of 40 cents.

ORGANIZATION

   In October, Brush Wellman announced the appointment of Mr. James P. Mooney to its Board of Directors. Mr. Mooney is currently Chairman and Chief Executive Officer of OM Group, Inc. He has been a member of the OM Group Board of Directors since 1991. He joins the Brush Wellman Board of Directors as part of a class of Directors whose term ends in 1998.

   In December, we were saddened to learn of the passing of Nathan Winthrop
(Nate) Bass, at the age of 79. Mr. Bass was one of the pioneers of the beryllium industry, who, from 1945 until he retired in 1985, played a major role in the development of the Brush Beryllium Company, and eventually Brush Wellman Inc.

   Mr. Robert H. Rozek, Senior Vice President International will retire at the end of March 1997, following a long and distinguished career with Brush Wellman. In over 38 years with the Company, Mr. Rozek was involved, at a senior level, in nearly all aspects of the business. Under his leadership, our international subsidiaries were established, thus positioning the Company to be an effective worldwide competitor in Alloy Products.

ENVIRONMENTAL, HEALTH AND SAFETY ISSUES

   For nearly fifty years, it has been known that inhalation of very fine airborne particles of beryllium may cause a lung disorder, known as chronic beryllium disease. Chronic beryllium disease is a lung condition that occurs in that minority of persons whose immune systems react to beryllium in the lungs. The large majority of people do not have an adverse reaction to beryllium exposure. In solid form, beryllium and beryllium alloys pose no special health risk. Thus, the risk of CBD is generally confined to workplaces in which operations are performed that generate beryllium-containing dust or fumes. As the world's leading producer of beryllium we are committed to remain the leader in knowledge about the health effects of beryllium exposure, and are determined to work to develop more effective prevention methods and treatments. We are also committed to openly communicate our knowledge about the issue, so that all parties are properly informed and so as to encourage a continuing, open dialogue on scientific and medical knowledge. In 1996 we completed surveillance blood testing of employees in Ohio and presented results of this work and a related Epidemiological Study to all employees. In addition, we expanded the blood testing program to our Utah facilities. We also continue to support the work of the Beryllium Industry Science Advisory Committee.

   Unfortunately, our efforts to learn more may also have led to an increase in litigation, as well as some negative publicity during 1996. We will continue to vigorously defend Brush Wellman against these lawsuits, while we proceed in our efforts to protect workers from the risk of adverse health effects, and work to increase medical knowledge regarding chronic beryllium disease.

OUTLOOK

Looking forward, for 1997, our goal is to produce improved returns to our shareholders. We will strive for continued growth in earnings, and increases in our sales penetration in the worldwide specialty materials market. Recognizing that this is a year of investment for the future, it is not realistic to expect significant growth in 1997, but we remain determined to do all in our power to continue improving sales and earnings this year.

   For the longer term, we recognize that, fundamentally, sales growth remains the key to our success. We are committed to a major expansion of our alloy strip capability. This investment is designed to enable the Company to significantly expand sales, reduce production costs, improve working capital management and offer better quality and service to our customers of alloy strip products. By implementing this capabilities expansion and upgrade, and by executing the other aspects of our strategic plan, Brush Wellman will be equipped to show consistent, strong growth in sales and earnings, and produce superior returns for our shareholders.


/s/ Gordon D. Harnett

Gordon D. Harnett
Chairman of the Board
President and Chief Executive Officer
March 1997

Consolidated Statements of Income

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994
(Dollars in thousands except per share amounts)


                                                             1996            1995            1994

Net Sales ..........................................   $    376,279    $    369,618    $    345,878
   Cost of sales ...................................        267,713         268,732         253,938
                                                       ------------    ------------    ------------
Gross Margin .......................................        108,566         100,886          91,940
   Selling, administrative and general expenses ....         64,991          62,736          55,502
   Research and development expenses ...............          8,309           7,814           8,754
   Other-- net .....................................            961           1,250           2,586
                                                       ------------    ------------    ------------
Operating Profit ...................................         34,305          29,086          25,098
   Interest expense ................................          1,128           1,653           2,071
                                                       ------------    ------------    ------------
                         INCOME BEFORE INCOME TAXES          33,177          27,433          23,027

Income taxes:
   Currently payable ...............................          9,825           9,547           6,270
   Deferred ........................................         (1,139)         (2,803)         (1,793)
                                                       ------------    ------------    ------------
                                                              8,686           6,744           4,477
                                                       ------------    ------------    ------------
                                        NET INCOME .   $     24,491    $     20,689    $     18,550
                                                       ============    ============    ============

   Net Income Per Share of Common Stock ............   $       1.52    $       1.26    $       1.14
                                                       ============    ============    ============
Average number of shares of Common Stock outstanding     16,148,231      16,408,553      16,243,333



See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994
(Dollars in thousands)

                                                                                         1996         1995        1994
                                                                                         ----         ----        ----
Cash Flows from Operating Activities:
   Net Income .......................................................................   $ 24,491    $ 20,689    $ 18,550
   Adjustments to Reconcile Net Income to Net Cash
     Provided from Operating Activities:
     Depreciation, depletion and amortization .......................................     18,537      18,042      17,588
     Amortization of mine development ...............................................      4,417       2,869       2,031
     Decrease (Increase) in accounts receivable .....................................       (557)       (308)     (4,610)
     Decrease (Increase) in inventory ...............................................     (2,946)        874      (7,058)
     Decrease (Increase) in prepaid and other current assets ........................       (460)     (1,951)        565
     Increase (Decrease) in accounts payable and accrued expenses ...................      1,158      (1,856)      8,389
     Increase (Decrease) in interest and taxes payable ..............................     (1,327)      1,050         809
     Increase (Decrease) in deferred income tax .....................................     (1,189)     (1,284)     (1,879)
     Increase (Decrease) in other long-term liabilities .............................      1,954       2,061         704
     Other-- net ....................................................................        966        (589)         80
                                                                                          ------     -------     ------
                          NET CASH PROVIDED FROM OPERATING ACTIVITIES                     45,044      39,597      35,169


Cash Flows from Investing Activities:
   Payments for purchase of property, plant and equipment ...........................    (26,825)    (24,244)    (17,214)
   Payments for mine development ....................................................     (3,663)       (787)       (543)
   Payments for acquisition of business .............................................         --          --        (720)
   Other investments-- net ..........................................................     (4,909)        718         (24)
                                                                                          ------     -------     ------
                                 NET CASH USED IN INVESTING ACTIVITIES                   (35,397)    (24,313)    (18,501)


Cash Flows from Financing Activities:
   Proceeds from issuance of short-term debt ........................................        552       5,845          --
   Proceeds from issuance of long-term debt .........................................      8,305          --          --
   Repayment of long-term debt ......................................................       (813)       (758)       (704)
   Repayment of short-term debt .....................................................     (2,149)     (5,000)     (1,962)
   Purchase of treasury stock .......................................................     (6,656)     (2,826)         --
   Issuance of Common Stock under stock option plans ................................      1,460       1,141         502
   Payments of dividends ............................................................     (6,489)     (5,489)     (3,702)
                                                                                          ------     -------     ------

                                                NET CASH USED IN FINANCING ACTIVITIES     (5,790)     (7,087)     (5,866)

Effects of Exchange Rate Changes on Cash & Cash Equivalents .........................     (1,661)        915       1,949
                                                                                          ------     -------     ------
                                              NET CHANGE IN CASH AND CASH EQUIVALENTS      2,196       9,112      12,751
                                       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR     29,553      20,441       7,690

                                             CASH AND CASH EQUIVALENTS AT END OF YEAR   $ 31,749    $ 29,553    $ 20,441
                                                                                        ========    ========    ========



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Brush Wellman Inc. and Subsidiaries
 December 31, 1996 and 1995
(Dollars in thousands)

                                                                                      1996           1995
Assets
Current Assets
   Cash and cash equivalents ....................................................   $  31,749    $  29,553
   Accounts receivable (less allowance of $954 for 1996 and $1,015 for 1995) ....      52,211       52,532
   Inventories ..................................................................      96,324       92,727
   Prepaid expenses and deferred income taxes ...................................      16,949       16,935
                                                                                    ---------    ---------
                                                           TOTAL CURRENT ASSETS .     197,233      191,747
Other Assets ....................................................................      28,326       18,912
Property, Plant and Equipment
   Land .........................................................................       5,186        4,399
   Buildings ....................................................................      80,057       76,258
   Machinery and equipment ......................................................     274,903      258,265
   Construction in progress .....................................................      19,405       14,564
   Allowances for depreciation ..................................................    (256,690)    (240,449)
                                                                                      122,861      113,037
   Mineral resources ............................................................       5,693        5,661
   Mine development .............................................................      18,883       15,220
   Allowances for amortization and depletion ....................................     (17,217)     (12,724)
                                                                                    ---------    ---------
                                                                                        7,359        8,157
                                                                                    ---------    ---------
                                             PROPERTY, PLANT AND EQUIPMENT-- NET      130,220      121,194
                                                                                    ---------    ---------
                                                                                    $ 355,779    $ 331,853
                                                                                    =========    =========
Liabilities and Shareholders' Equity
Current Liabilities
   Short-term debt ..............................................................   $  25,670    $  22,757
   Accounts payable .............................................................       7,713        8,772
   Salaries and wages ...........................................................       9,672       10,030
   Taxes other than income taxes ................................................       2,212        1,981
   Other liabilities and accrued items ..........................................      13,810       11,723
   Dividends payable ............................................................       1,789        1,621
   Income taxes .................................................................       8,195        9,707
                                                                                    ---------    ---------
                                                      TOTAL CURRENT LIABILITIES .      69,061       66,591

Other Long-Term Liabilities .....................................................       6,906        4,148
Retirement and Post-Employment Benefits .........................................      40,365       41,297
Long-Term Debt ..................................................................      18,860       16,996
Deferred Income Taxes ...........................................................       1,330        2,519
Shareholders' Equity
   Serial Preferred Stock, no par value; 5,000,000 shares
    authorized, none issued                                                                --           --

   Common Stock, $1 par value
     Authorized 45,000,000 shares; issued 21,908,885 shares
      (21,330,401 in 1995).......................................................      21,909       21,330
   Additional paid-in capital ...................................................      53,650       45,658
   Retained income ..............................................................     236,043      218,209
                                                                                    ---------    ---------
                                                                                      311,602      285,197
   Less: Common Stock in treasury, 5,618,377 shares in 1996 (5,259,177 in 1995) .      91,357       84,701
     Other Equity transactions ..................................................         988          194
                                                                                    ---------    ---------
                                                     TOTAL SHAREHOLDERS' EQUITY .     219,257      200,302
                                                                                    ---------    ---------
                                                                                    $ 355,779    $ 331,853
                                                                                    =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Brush Wellman Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994
(Dollars in thousands except per share amounts)


                                                                                  ADDITIONAL               COMMON
                                                                         COMMON     PAID-IN    RETAINED   STOCK IN
                                                                         STOCK      CAPITAL    INCOME     TREASURY       OTHER
                                                                       ------------------------------------------------------------
                                         BALANCES AT JANUARY 1, 1994   $  21,181   $  43,790  $ 188,978   $ (81,874)

Net income .........................................................                             18,550
Declared dividends $.26 per share ..................................                             (4,187)
Proceeds from sale of 34,500 shares under option plans .............          34        427
Income tax benefit from employees' stock options ...................                     41
                                                                       ---------  ---------   ---------    ---------   ---------
                                       BALANCES AT DECEMBER 31, 1994      21,215     44,258     203,341      (81,874)

Net income .........................................................                             20,689
Declared dividends $.36 per share ..................................                             (5,821)
Proceeds from sale of 71,270 shares under option plans .............          71        910
Income tax benefit from employees' stock options ...................                    160
Other equity transactions ..........................................          44        330                       (1)  $    (194)
Purchase of shares for treasury ....................................                                          (2,826)
                                                                       ---------  ---------   ---------    ---------   ---------
                                       BALANCES AT DECEMBER 31, 1995      21,330     45,658     218,209      (84,701)       (194)

Net income .........................................................                             24,491
Declared dividends $.42 per share ..................................                             (6,657)
Proceeds from sale of 93,710 shares under option plans .............          94      1,211
Income tax benefit from employees' stock options ...................                    155
Purchase of business ...............................................         368      5,296
Other equity transactions ..........................................         117      1,330                                 (794)
Purchase of shares for treasury ....................................                                          (6,656)
                                                                       ---------  ---------   ---------    ---------   ---------
                                       BALANCES AT DECEMBER 31, 1996   $  21,909  $  53,650   $ 236,043    $ (91,357)  $    (988)
                                                                       =========  =========   =========    =========   =========



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brush Wellman Inc. and Subsidiaries
December 31, 1996

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

CONSOLIDATION: The consolidated financial statements include the accounts of Brush Wellman Inc. and its subsidiaries, all of which are wholly owned. All signficant intercompany accounts and transactions are eliminated in consolidation.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits or units-of-production method. Depreciable lives that may be used in computing the annual provision for depreciation by class of asset are as follows:


                                                                       Years
   Land improvements.......................................           5 to 25
   Buildings...............................................          10 to 40
   Leasehold improvements..................................        Life of lease
   Machinery and equipment.................................           3 to 15
   Furniture and fixtures..................................           4 to 15
   Automobiles and trucks..................................           2 to 8
   Research equipment......................................           6 to 12


MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units of production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

INTANGIBLE ASSETS: The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefited, which is generally twenty years or less.

ASSET IMPAIRMENT: In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down may be required.

DERIVATIVES: Forward foreign exchange currency contracts and commodity swaps are marked-to-market using the applicable rates and any unrealized losses are taken to income. Realized gains and losses on forward contracts and swaps and realized gains on foreign currency options are taken to income when the financial instrument matures. Option premiums are classified as prepaid expenses and amortized over the term of the option.

ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the consolidated financial statements.

INCOME TAXES: The Company uses the liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109 in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. This statement requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax bases of assets and liabilities and their financial reporting amounts.

RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1996 consolidated financial statement presentation.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of outstanding shares of Common Stock including common stock equivalents (stock options) as appropriate under the treasury stock method.

ENVIRONMENTAL REMEDIATION: In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities". The SOP is effective for fiscal years beginning after December 15, 1996. The SOP does not make changes to existing accounting rules, but it clarifies how existing authoritative guidance on loss contingencies should be applied in determining environmental liabilities. The Company does not believe the adoption of the SOP will have a material impact on its financial position or results of operations. The Company will adopt SOP 96-1 in the first quarter of 1997. Contingencies, including environmental remediation liabilities, are further outlined in Note L to the Consolidated Financial Statements.

NOTE B - ACQUISITIONS
In October 1996, the Company acquired the Common Stock of Circuits Processing Technology, Inc. for Company Common Stock. In October 1994, the Company acquired the assets, including net working capital, of Hydrostatics Inc. for cash. These transactions were accounted for as purchases and did not have a material impact on operations.

NOTE C - INVENTORIES

Inventories in the consolidated balance sheets are summarized as follows:


                                                                 December 31
(Dollars in thousands)                                        1996      1995
                                                            ---------------------
Principally average cost:
  Raw materials and supplies............................... $20,210       $19,719
  In process...............................................  55,242        57,013
  Finished.................................................  42,536        42,222
                                                            -------       -------
                                                            117,988       118,954
Excess of average cost over LIFO
  inventory value.........................................   21,664        26,227
                                                            -------       -------
                                                            $96,324       $92,727
                                                            =======       =======


Inventories aggregating $67,730,000 and $62,675,000 are stated at LIFO at December 31, 1996 and 1995, respectively.

NOTE D - INTEREST

Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $2,168,000, $2,284,000 and $2,518,000 in 1996,
1995 and 1994, respectively. Interest costs capitalized and the amounts amortized are as follows:

(Dollars in thousands)                              1996     1995      1994
----------------------                              ----     ----      ----
Interest incurred ...............................  $2,103   $2,099   $2,407
Less capitalized interest .......................     975      446      336
                                                   $1,128   $1,653   $2,071
                                                   ------   ------   ------
Amortization, included principally
   in cost of sales .............................  $  573   $  578   $  525
                                                   ======   ======   ======


In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in other assets. The net contract (income) expense, including interest expense recorded in Selling, Administrative and General expenses, was ($190,000), $954,000 and $598,000 in 1996, 1995 and 1994,
respectively. The related interest expense was $5,115,000, $4,788,000 and $4,091,000, respectively.

NOTE E - DEBT


A summary of long-term debt follows:
                                                                 December 31
(Dollars in thousands)                                         1996        1995
                                                               ----       -----
9.60% - 9.68% medium-term notes, $5,000,000
  payable in each of 1997 and 2000 .....................   $ 10,000    $ 10,000
Variable rate industrial development revenue bonds
  payable in installments beginning in 2005 ............      3,000       3,000
5.45% - 6.45% industrial development revenue bonds
payable in equal installments in 1996 through 2000 .....      3,200       4,000
Variable rate industrial development
  revenue bonds payable in 2016 ........................      8,305           0
Variable rate note payable in installments through 1999         253           0
4.90% note payable in yen in equal
  installments through 1997 ............................        706       1,495
                                                           --------    --------
                                                             25,464      18,495
Current portion of long-term debt ......................     (6,604)     (1,499)
                                                           --------    --------
                                                           $ 18,860    $ 16,996
                                                           ========    ========



Maturities on long-term debt instruments as of December 31, 1996, are as follows:

  1997......................................       $  6,604
  1998......................................            877
  1999......................................            878
  2000......................................          5,800
  Thereafter................................         11,305
                                                    -------

                                                    $25,464
                                                    =======


The Company has a revolving credit agreement with four banks which provides a maximum availability of $50,000,000 through April 30, 1998. At December 31, 1996, there were no borrowings outstanding against this agreement.

    The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($10,000,000 outstanding at December 31, 1996). The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

    Included in short-term debt is $19,066,000 ($21,258,000 at December 31, 1995) outstanding under lines of credit totaling $89,612,000. The $89,612,000 lines of credit consist of $50,400,000, $29,341,000 and $9,871,000 of domestic, foreign and precious metal (primarily gold) denominated debt respectively. The domestic and foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility is committed, secured and renewed annually. Of the amount outstanding, $9,642,000 is payable in foreign currencies and $9,424,000 is denominated in precious metal, primarily gold. Also included in short-term debt is $800,000 representing the current maturity of an industrial development revenue bond, $5,000,000 representing the current maturity of a medium-term note, $98,000 representing the current maturity of a note payable and $706,000 representing the current portion of the yen note payable. The average rate on short-term debt was 3.5% and 3.6% as of December 31, 1996 and 1995, respectively.

    During November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8,305,000 in variable rate industrial revenue bonds, maturing in 2016. The outstanding cash is shown as cash and cash equivalents on the balance sheet, but is restricted for use in constructing a new facility in Lorain, Ohio, subject to the terms agreed upon with the Lorain Port Authority, Ohio pursuant to the issuance of the bonds.

    During 1994, the Company re-funded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were re-funded into variable rate demand bonds. The variable rate ranged from 2.55% to 4.30% during 1996 and 3.00% to 5.70% during 1995.

    In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the $3,000,000 variable rate industrial development revenue bond. The Company converted the variable rate to a fixed rate of 6.03% under the interest rate swap agreement that matures in 2002.

    The loan agreements include certain restrictive covenants covering the incurrence of additional debt, interest coverage, and maintenance of working capital, tangible net worth (as defined) and debt to earnings ratio.

NOTE F - LEASING ARRANGEMENTS

The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 15 years. Rent expense amounted to $4.7 million, $4.1 million and $ 4.8 million during 1996, 1995, and 1994, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1996, are as follows: 1997 - $0.1 million; 1998 - $ 1.8 million; 1999 - $ 5.7 million; 2000 - $5.7; 2001 - $ 5.7 million; and thereafter
- $19.3 million.

    The Company has agreements for the construction and operating leases of a production facility and certain equipment to be located in that facility. The new facility and related equipment will be owned by third parties and have an estimated cost of $78.5 million. Start-up of this facility is anticipated to be phased in over time, commencing in the fourth quarter of 1997. Lease payments for the facility will commence in 1997 and continue through 2011 with options for renewal. Lease payments of the related equipment commence in 1999 and continue through the initial lease term expiring in 2001. The Company has options to renew the lease of the equipment for seven one-year periods and to purchase the equipment for its estimated fair value at the end of each term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease.

    The Company has guaranteed performance under the construction contracts for the building and equipment. The estimated minimum payments under these leases are included in the preceding paragraph.

    The lease agreements include restrictive covenants covering certain liquidity ratios, maintenance of tangible net worth (as defined) and maximum rental expenses.

NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

DERIVATIVE FINANCIAL INSTRUMENTS
The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into forward contracts and purchased foreign currency options to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the value of the foreign currency transactions will be partially offset by the gains on the hedge contracts and options.

    All hedge contracts mature in two years or less. The options were generally several percent out-of-the-money at the time of purchase and all options matured prior to December 31, 1996. At year end, the Company was in a net unrealized gain position on its forward contracts that was not material to the Company. Therefore, the fair market value of the forward contracts approximates their nominal value as of the balance sheet date. The contracted amounts of the Company's outstanding forward contracts as of December 31, 1996 were as follows:

                                                             Forward
(Dollars in thousands)                                      Contracts
----------------------                                      ---------
Currency:
  Deutschemark.........................................  $    9,300
  Yen..................................................       7,400
  Sterling.............................................       8,293
  Total................................................  $   24,993


CASH AND CASH EQUIVALENTS
Included in cash equivalents are $12.4 million ($21.4 million in 1995) in variable rate demand notes which are investments in debt securities that are revalued every seven days and puttable to the remarketing agent with seven days' notice. The notes are guaranteed by letters of credit from highly rated financial institutions. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value.

LONG-AND SHORT-TERM DEBT
The fair value of the Company's debt (which had a carrying value of $44,530,000) at December 31, 1996 was estimated at $ 45,915,000 using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

    In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial revenue development bond. The fair value of this swap approximates its carrying value.


OTHER SWAP ARRANGEMENTS
The Company has entered into a commodity swap agreement to hedge a portion of anticipated copper purchases during 1997. Under the agreement, the Company receives or makes payments based on the difference between a specified price and the market price of copper. The fair value of this contract at December 31, 1996 is $2.3 million (notional amount $2.1 million). This commitment expires in December 1997.

INTEREST RATE SWAP AGREEMENT
In December, 1996, the Company has entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note F). The Company has accounted for the swap as a hedge effectively fixing the estimated lease payments at a total of $13.1 million through the initial lease term. The notional value of the swap approximates its fair value at December 31, 1996.

NOTE H - CAPITAL STOCK
The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

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

    In December 1995, the Company's Board of Directors authorized a program to repurchase up to 1,000,000 shares of its Common Stock. In May 1996, the Company's Board of Directors withdrew the authority for additional share repurchases. The Company repurchased 524,400 shares at a total cost of $9,482,000 under this program.

    The 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: performance restricted shares, performance shares, performance units, restricted shares and option rights. In 1996, a total of 116,653 performance restricted shares and 118,127 performance shares were granted to certain employees. In 1995, a total of 43,921 performance restricted shares and 21,961 performance shares (682 and 341 were subsequently forfeited, respectively) were granted to certain employees. The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. At December 31, 1996, no amount for the performance shares has been recorded as deferred compensation restricted stock. Deferred compensation on the performance restricted shares is amortized over the vesting period and amounted to $188,000 and $366,000 in 1996 and 1995, respectively. Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the 1995 Stock Incentive Plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant.

    The 1990 Stock Option Plan for Non-Employee Directors provides for a one-time grant of 5,000 options to each non-employee director at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation", but applies APB Opinion No. 25 and related Interpretations in accounting for its stock incentive plans. The compensation expense determined in applying SFAS No. 123 was immaterial for 1996 and 1995.

    A summary of option activity during the years 1996, 1995 and 1994 follows:

                                                           Range of       Weighted Avg.
                                             Shares      Option Prices   Exercise Price

Outstanding at January 1, 1994              1,744,090   $11.81 to $38.94
Granted.................................      215,700   $15.19 to $15.75
Exercised...............................      (34,500)  $12.00 to $15.31
Canceled................................     (346,990)  $12.00 to $38.94
                                            ---------
Outstanding at December 31, 1994            1,578,300   $11.81 to $38.94
Granted.................................      210,400   $17.69 to $19.81    $17.74
Exercised...............................     (71,270)   $12.00 to $17.25    $13.77
Canceled................................      (55,690)  $12.00 to $38.94    $29.34
                                            ---------
Outstanding at December 31,1995             1,661,740   $11.81 to $38.94
Granted.................................       35,000   $18.63 to $19.06    $18.69
Exercised...............................      (93,710)  $12.00 to $15.75    $13.93
Canceled................................      (58,460)  $12.00 to $38.94    $30.98
                                            ---------
Outstanding at December 31, 1996 .......    1,544,570   $11.81 to $38.94
                                            =========


At December 31, 1996, options for 1,375,730 shares (1,313,560 shares at December 31, 1995) were exercisable with a weighted average remaining contractual life of
4.9 years and 5.9 years for 1996 and 1995, respectively. The outstanding options as of December 31, 1996, may be divided into the following ranges:

   Range of                                          Average
 Option Prices    Outstanding      Exercisable    Remaining Life
 -------------    -----------      -----------    --------------

$11.81 to $17.69    1,008,570          874,730           6.82
$18.63 to $25.50      484,000          449,000           3.20
$28.38 to $38.94       52,000           52,000           0.43
        Total       1,544,570        1,375,730

As of December 31, 1996, there were 334,112 shares (545,432 at December 31,
1995) available for future grants.

NOTE I - INCOME TAXES
Income before income taxes and income taxes are made up of the following components, respectively:

(Dollars in thousands)                        1996        1995        1994
                                           ---------   --------     ---------
Income before income taxes:
    Domestic ...........................   $ 28,750    $ 20,480    $ 17,570
    Foreign ............................      4,427       6,953       5,457
                                           --------    --------    --------
      Total before income taxes ........   $ 33,177    $ 27,433    $ 23,027
                                           ========    ========    ========
Income taxes:
  Current income taxes:
    Domestic ...........................   $  7,736    $  6,779    $  5,374
    Foreign ............................      2,089       2,768       1,968
    Benefit of foreign loss carryforward         --          --      (1,072)
                                           --------    --------    --------
   Total current........................      9,825       9,547       6,270
  Deferred income taxes:
    Principally domestic ...............     (1,139)     (2,803)     (1,793)
                                           --------    --------    --------
      Total income taxes ...............   $  8,686    $  6,744    $  4,477
                                           ========    ========    ========

A reconciliation of the federal statutory and effective income tax rates(benefits) follows:

                                                   1996       1995      1994
                                                   ----       ----      ----

Federal statutory rate .....................      35.0%       35.0%       34.0%
State and local income taxes, net
  of federal tax effect ....................       1.1         2.1         3.2
Effect of excess of percentage
  depletion over cost depletion ............      (4.9)       (5.5)       (6.1)
Company-owned life insurance ...............      (3.6)       (4.9)       (5.1)
Difference due to book and tax basis
  of assets of acquired businesses .........       1.1         0.4         0.4
Taxes on foreign income - net ..............      (1.2)       (2.2)       (3.5)
Reduction of valuation allowance ...........        --          --        (4.7)
Other items ................................      (1.3)       (0.3)        1.2
                                                  ----        ----        ----
    Effective tax rate .....................      26.2%       24.6%       19.4%
                                                  ====        ====        ====

Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $585,000, $904,000 and $1,116,000 of state and local income taxes in 1996, 1995 and 1994, respectively.

     The Company made domestic and foreign income tax payments, net of refunds, of $11,144,000 $8,087,000 and $5,353,000 in 1996, 1995 and 1994, respectively.

     Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the consolidated balance sheets consist of the following at December 31:

(Dollars in thousands)                                     1996          1995
                                                           ----          ----
Postretirement benefits other than pensions ........     $ 12,391      $ 12,333
Alternative minimum tax credit .....................        5,155         5,937
Other reserves .....................................        6,911         5,339
Restructuring accrual ..............................        1,239         1,981
Inventory ..........................................          380            --
Miscellaneous ......................................          744           236
                                                         --------      --------
Total deferred tax assets ..........................       26,820        25,826
                                                         ========      ========

Depreciation .......................................      (10,015)       (9,836)
Pensions ...........................................       (3,851)       (3,914)
Mine development ...................................       (2,005)       (2,070)
Capitalized interest expense .......................       (1,358)       (1,340)
Inventory ..........................................           --          (214)
                                                         --------      --------
Total deferred tax liabilities .....................      (17,229)      (17,374)
                                                         --------      --------
Net deferred tax asset .............................     $  9,591      $  8,452
                                                         ========      ========

NOTE J - PENSIONS

The Company and its subsidiaries have noncontributory pension plans covering substantially all U.S. employees. Plans provide benefits based on the participants' years of service and compensation or stated amounts for each year of service. The Company's funding policy is to make the minimum actuarially computed annual contributions required by applicable regulations. No contributions were made in 1996, 1995 or 1994.

    A summary of the components of net periodic pension cost (credits) for pension plans follows (in thousands):

Defined benefit plans:                         1996         1995         1994
                                               ----         ----         ----
Service cost-benefits earned
  during the period .....................    $  2,591     $  1,942     $  2,125
Interest cost on projected
  benefit obligation ....................       4,958        4,512        4,247
Actual return (increase)/decrease
  on plan assets ........................     (11,084)     (12,684)         897
Net amortization and deferral ...........       3,890        5,759       (7,684)
                                             --------     -------      --------
  Total (credit) expense ................    $    355     $ ( 471)     $   (415)
                                             ========     =======      ========

The following table sets forth the funded status of the Company's plans and the amounts recognized in the consolidated balance sheets at December 31 (in thousands):

                                                          PLANS WHOSE ASSETS
                                                          EXCEED ACCUMULATED
                                                                BENEFITS
                                                             1996      1995
                                                             ----      ----
Actuarial present value of benefit obligations:
Vested benefit obligation ..............................   $ 51,898    $ 49,410
                                                           ========    ========
Accumulated benefit obligation .........................   $ 56,288    $ 53,669
                                                           ========    ========
Plan assets at fair value ..............................   $ 84,819    $ 76,970
                                                           ========    ========
Projected benefit obligation ...........................    (68,264)    (65,044)
                                                           --------    --------
Plan assets in excess of projected benefit obligation ..     16,555      11,926
Unrecognized net (gain) or loss ........................     (3,577)      1,731
Unrecognized net assets, at date of adopting
  FAS 87, net of amortization ..........................     (4,015)     (4,723)
Unrecognized prior service cost ........................      2,365       2,577
                                                           --------    --------
Net pension asset recognized at December 31 ...........    $ 11,328    $ 11,511
                                                           ========    ========

Assumptions used in accounting for the pension plans were:

                                                          1996     1995    1994
                                                          ----     ----    ----
Weighted-average discount rate....................        7.50%    7.25%   8.25%
Rate of increase in compensation levels............          5%       5%      5%
Expected long-term rate of return on assets........          9%       9%      9%

Plan assets consist primarily of listed common stocks, corporate and government bonds and short-term investments.

    The Company also has accrued unfunded retirement arrangements for certain U.S. employees and directors. At December 31, 1996, the projected benefit obligation was $1,910,000 ($1,569,000 in 1995). A corresponding accumulated benefit obligation of $1,747,000 ($1,421,000 in 1995) has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

    The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contribution was $1,844,000 in 1996, $1,683,000 in 1995 and $1,596,000
in 1994.

NOTE K - OTHER POSTRETIREMENT BENEFIT PLANS
In addition to the Company's defined benefit pension plans and deferred contribution plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and spouses, excluding those of subsidiaries. The Company also provides medical benefits to certain retired employees and spouses from an operation that was divested in 1985.

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

    The following table presents the plan's funded status and the amounts recognized in the Company's consolidated balance sheets (in thousands):


                                                                December 31,
                                                              1996       1995
                                                              ----       ----
Accumulated postretirement benefit obligation:

Retirees ...............................................     $22,477     $23,610
  Fully eligible active plan participants ..............       5,371       4,696
  Other active plan participants .......................       3,995       4,636
                                                              31,843      32,942
Plan assets ............................................          --          --
Unrecognized net gain ..................................       4,612       2,858
                                                             -------     -------
Accrued postretirement benefit obligation ..............     $36,455     $35,800
                                                             =======     =======

Net periodic postretirement benefit cost includes the following components (in thousands):

                                                         1996     1995     1994
                                                         ----     ----     ----

Service cost........................................      $385     $304     $341
Interest cost.......................................     2,277    2,409    2,612
Amortization of (gain)............................         (25)    (140)      --
Adjustment to benefit obligation                            --       --       --
                                                        ------   ------  -------
Net periodic postretirement benefit cost ............   $2,637   $2,573   $2,953
                                                        ======   ======   ======


The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) used in determining the accumulated postretirement benefit obligation as of December 31, 1996 is 6.50% for retirees age 65 and over and 8.50% for retirees under age 65 in 1997, and both are assumed to decrease gradually to 4.75% until 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $1,751,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $156,000.
This increase would apply only to employees who retired prior to July 1, 1992.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.50% at December 31, 1996, 7.25% at December 31, 1995 and 8.25% at December 31, 1994.

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

    The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company established reserves of $4.0 million at December 31, 1996 ($3.3 million at December 31, 1995). These reserves cover existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated. The current portion of the reserve is included in the balance sheet as other liabilities and accrued items while the long-term portion is included under other long-term liabilities.

    As of December 31, 1996, the Company has outstanding commitments of $13 million to purchase capital equipment.

NOTE M - OPERATIONS BY GEOGRAPHIC AREA

Years ended December 31, 1996, 1995 and
1994 (Dollars in thousands)

                                                                1996
                                           ------------------------------------------------------
                                           OPERATIONS    INTERNATIONAL
                                              IN THE     DISTRIBUTION   ADJUSTMENTS &
                                           UNITED STATES SUBSIDIARIES   ELIMINATIONS CONSOLIDATED
                                           ------------- ------------   -------------------------


Sales to unaffiliated customers ........    $ 301,451    $  74,828                 $ 376,279
Transfers between operations ...........       43,190                 ($ 43,190)
                                            ---------    ---------    ---------    ---------
    Net Sales ..........................    $ 344,641    $  74,828    ($ 43,190)   $ 376,279
                                            =========    =========    =========    =========

Operating profit (loss) ................    $  29,591    $   4,783    ($     69)   $  34,305
                                            =========    =========    =========    =========
Interest expense .......................                                              (1,128)
                                                                                   ---------
    Income before income taxes .........                                           $  33,177
                                                                                   =========
Identifiable assets at December 31, 1996    $ 298,832    $  43,812    ($  5,237)   $ 337,407
                                            =========    =========    =========    =========
Corporate assets .......................                                              18,372
                                                                                   ---------
    Total assets at December 31, 1996 ..                                           $ 355,779
                                                                                   =========

                                                                        1995
                                           --------------------------------------------------

Sales to unaffiliated customers ........    $ 278,455    $  91,163                 $ 369,618
Transfers between operations ...........       54,065                 ($ 54,065)
                                            ---------    ---------    ---------    ---------
    Net Sales ..........................    $ 332,520    $  91,163    ($ 54,065)     369,618
                                            =========    =========    =========    =========

Operating profit (loss) ................    $  24,932    $   7,378    ($  3,224)   $  29,086
                                            =========    =========    =========    =========

Interest expense .......................                                              (1,653)
                                                                                   ---------
    Income before income taxes .........                                           $  27,433
                                                                                   =========
Identifiable assets at December 31, 1995    $ 287,977    $  44,718    ($  4,835)   $ 327,860
                                            =========    =========    =========    =========
Corporate assets .......................                                               3,993
                                                                                   ---------
    Total assets at December 31, 1995 ..                                           $ 331,853
                                                                                   =========
                                                               1994
                                           ------------------------------------------------------
Sales to unaffiliated customers ........    $ 262,358    $  83,520                 $ 345,878
Transfers between operations ...........       47,239                 ($ 47,239)
                                            ---------    ---------    ---------    ---------
    Net Sales ..........................    $ 309,597    $  83,520    ($ 47,239)   $ 345,878
                                            =========    =========    =========    =========
Operating profit (loss) ................    $  21,520    $   5,841    ($  2,263)   $  25,098
                                            =========    =========    =========
Interest expense .......................                                              (2,071)
                                                                                   ---------
    Income before income taxes .........                                           $  23,027
                                                                                   =========
Identifiable assets at December 31, 1994    $ 274,376    $  41,687    ($  5,538)   $ 310,525
                                            =========    =========    =========
Corporate assets .......................                                               6,608
                                                                                   ---------
    Total assets at December 31, 1994 ..                                           $ 317,133
                                                                                   =========


Transfers between operations are accounted for in the same manner as sales to unaffiliated customers. Corporate assets are principally cash and cash equivalents and investments.

    Total international sales were $108,402,000 in 1996, $127,289,000 in 1995, and $114,911,000 in 1994. These are comprised of exports from United States operations and direct sales by international distribution subsidiaries, primarily in Europe. Most of these sales represent products manufactured in the United States.

     Export sales from United States operations amounted to $33,574,000 in 1996, $36,126,000 in 1995, and $31,391,000 in 1994.

NOTE N - QUARTERLY DATA (UNAUDITED)

Years ended December 31, 1996 and 1995
(Dollars in thousands except per share amounts)

                                                                        1996
                                              -------------------------------------------------------------------
                                              First         Second           Third             Fourth
                                             Quarter       Quarter           Quarter           Quarter      Total
                                             -------       -------           -------           -------      -----

Net Sales ..............................  $    93,801    $   104,349     $    88,312    $    89,817    $   376,279
Gross Margin ...........................       24,793         31,649          23,728         28,396        108,566
   Percent of Sales ....................         26.4%          30.3%           26.9%          31.6%          28.9%
Net Income .............................        5,155          8,144           4,565          6,627         24,491
Per Share of Common Stock:
   Net Income ..........................         0.32           0.51            0.28           0.41           1.52
   Dividends ...........................         0.10           0.10            0.11           0.11           0.42
Stock price range
   High.................................        19.88          19.38          20.50           19.50
   Low .................................        17.00          17.25           17.88          16.13



                                                                                1995
                                                  ----------------------------------------------------------------------
                                                    First        Second         Third          Fourth
                                                   Quarter       Quarter        Quarter       Quarter        Total
                                                   -------       -------        -------       -------        -----

Net Sales..................................        $98,912      $  97,283      $  89,361    $    84,062      $ 369,618
Gross Margin ..............................         27,372         27,241         22,632         23,641        100,886
Percent of Sales ..........................           27.7%          28.0%          25.3%          28.1%          27.3%
Net Income ................................          6,789          6,676          3,332          3,892         20,689
Per Share of Common Stock:
   Net Income .............................           0.42           0.40           0.20           0.24           1.26
   Dividends...............................           0.08           0.08           0.10           0.10           0.36
Stock price range
   High....................................          18.13          21.88          23.63          18.63
   Low ....................................          14.50          17.63          18.38          16.00

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

[LOGO]

Board of Directors and Shareholders
Brush Wellman Inc.

We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP

Cleveland, Ohio
January 22, 1997

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

/s/ Carl Cramer

Carl Cramer
Vice President Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS


FORWARD-LOOKING INFORMATION

Portions of narrative set forth in this Annual Report that are not historical in nature are forward-looking statements. The Company's actual future performance may differ from that contemplated by the forward-looking statements as a result of a variety of factors that include, in addition to those mentioned elsewhere herein, the condition of the markets which the Company serves, the success of the Company's strategic plans, the timely and successful completion of pending capital expansions and the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no materially adverse effects.


RESULTS OF OPERATIONS

1996 TO 1995 COMPARISON
Worldwide sales in 1996 were a record $376.3 million surpassing the previous record of $369.6 million achieved in 1995. The revenue growth came primarily from domestic beryllium alloy products and specialty metal systems. The resulting profits grew faster than sales, as earnings per share were $1.52 in 1996, an improvement of 21% over last year.

    Worldwide sales of beryllium alloys increased in 1996 over 1995. Domestically, sales of beryllium copper precision strip, rod and wire were higher as shipments to the automotive electronics and telecommunications markets grew. In electronic applications, these alloys frequently offer a superior combination of reliability, conductivity and formability over competitive materials. In other applications, depending upon their composition, beryllium alloys' performance characteristics include good thermal conductivity, strong wear resistance and high strength and hardness. Sales of bulk products (bar, tube, plate, custom fabricated parts) also increased in 1996, capitalizing on these characteristics to further penetrate the aerospace, plastic tooling and various industrial markets. The recreation and leisure market emerged as a potentially large application for bulk products; however, with a limited customer base, sales into this market may be seasonal and inconsistent from year to year.

    International sales of beryllium alloys declined in 1996 compared to 1995 as a result of softening economic conditions in Germany and other portions of western Europe. The sales growth in Japan and the Pacific rim slowed down from recent years, but modest improvements were still recorded. The strong dollar in 1996 also contributed to the reported international sales decline, as foreign currency sales are translated into fewer dollars compared to 1995. The domestic beryllium alloy growth more than offset the international decline.

    In 1996, the Company embarked upon a $110 million project to modernize and expand its beryllium alloy production capabilities at its Elmore, Ohio facility. A three-year project, its objectives are to improve quality and turnaround time, lower costs, increase capacity and provide an even safer work environment. While the automotive market potential for the Company's precision strip products is the main impetus behind the project, virtually all beryllium alloy products and markets served should benefit upon the project's completion.

    Sales of specialty metal systems grew in 1996 over 1995. The gains came primarily from the telecommunications market, with some additional contribution from the automotive market as well. Semiconductor shipments were quite strong in the first part of the year, but a major market slow down, which continued through year end, adversely affected second half sales.

    Precious metal sales were down in 1996 from last year's levels, but sales in the second half 1996 were higher than in the second half 1995. An anticipated decline in frame lid assemblies occurred due to a major customer's re-design to a non-precious metal material in the second quarter 1995. Efforts to broaden the product offering have been successful through the continued development of physical/vapor deposition products and services and high temperature braze alloys. Fine wire sales remained minor. International sales declined in the current year, reflecting the drop-off in frame lid assembly sales.

    Beryllium sales slowed slightly in 1996 as compared to 1995. Defense applications remain the largest portion of these sales, but at significantly lower levels resulting from reduced government defense spending in recent years. Commercial applications, particularly those using AlBeMet(R) (a beryllium aluminum alloy) are beginning to develop. AlBeMet(R)'s high stiffness and low density provide excellent properties for a variety of aerospace and telecommunications applications.

    Ceramic sales slipped in 1996 from 1995 levels due to a slowdown in shipments of base business beryllia ceramic to the telecommunications and automotive industries. The growth in direct bond copper products was not sufficient to compensate as these products continue to experience development delays.

    Circuits Processing Technology, Inc. (CPT) was acquired in late October 1996 by the Company and contributed a minor amount to sales and profits. CPT, which produces thick film circuits using a proprietary etching process, gives the Company an additional entree into the micro-electronics market.

    International operations consist of distribution centers in Germany, England and Japan, a marketing office in Singapore and a small precious metal finishing facility in Singapore. Sales by these operations totaled $74.8 million in 1996 compared to $91.2 million in 1995. Sales by the international operations are predominantly in their respective local currencies with the balance in U.S. dollars. Direct exports to unaffiliated customers total $33.6 million in 1996 and $36.1 million in 1995. The majority of these sales are to Canada and western Europe and are denominated in U.S. dollars. International markets served are essentially the same as in the U.S.

    As outlined in Note G to the Consolidated Financial Statements, the Company has a foreign currency hedge program to protect against adverse currency movements. Should the dollar strengthen significantly, the decrease in value of foreign currency transactions will be partially offset by gains on the hedge contracts. As of December 31, 1996, outstanding hedge contracts totaled $25 million, the same as the previous year end.

    Cost of sales declined by $1.0 million in 1996 from 1995 on higher sales, resulting in a $7.7 million improvement in gross profit. Improved operating efficiencies, including higher yields on certain products, better utilization of available capacity, effective use of recycled materials and strong cost control measures, increased the gross margin to 28.9% of sales in 1996 from 27.3% in 1995. Stable prices and product mix helped to offset the negative margin impact of the stronger dollar. The lower copper cost in 1996, as compared to 1995, is passed through to the customer and thus had no impact on gross margin.

    Selling, administrative and general expenses of $65.0 million represent a 4% increase over the prior year. Expenses associated with the first phase of implementing an enterprise-wide information system caused a portion of the increase. The project will carry over into 1997 and beyond. Additional administrative and legal expenses were incurred to support and structure the $110 million modernization and expansion project and the related financial arrangements. Compensation plans carried higher costs in 1996 and certain sales volume related expenses increased in 1996 as well.

    Research and development (R&D) expenses grew to $8.3 million or 2.2% of sales in 1996 from $7.8 million or 2.1% of sales in 1995. The increase is predominantly from efforts to develop a new high quality, low cost precision beryllium copper strip. The new product will be designed to augment the Company's current offerings to the electronics markets. The R&D staffing was also increased. Expenditures on non-beryllium alloy R&D were flat.

    Other-net expense was $1.0 million in 1996 and $1.3 million in 1995. Foreign currency gains, including realized gains on hedge contracts, were $1.2 million higher in the current year than the last. In 1996, goodwill and other intangible assets totaling $1.1 million associated with the Fremont, California facility were written off. While this operation is profitable, its scope of operations, including product offerings, research capabilities and production capacity, has been significantly reduced since its acquisition in 1989.

    Interest expense fell to $1.1 million in 1996 from $1.7 million in 1995. These figures are net of capitalized interest associated with long-term capital projects of $1.0 million in 1996 and $0.4 million in 1995. The weighted average interest rate was essentially unchanged year on year.

    Income before income taxes was $33.2 million in 1996, a 20.9% improvement from 1995. Slightly higher sales and significantly improved margins were responsible for the increase.

    An effective tax rate of 26.2% of pre-tax earnings was used in 1996, an increase from the 24.6% rate in 1995. Increased pre-tax earnings, reduced foreign tax benefits and a reduction in the allowable tax benefits from the Company-owned life insurance program as a result of a change in the tax law caused the higher rates. Adjustments to the statutory tax rate are detailed in
Note I to the Consolidated Financial Statements.

    Comparative earnings per share were $1.52 in 1996 and $1.26 in 1995.

1995 TO 1994 COMPARISON

Worldwide sales in 1995 were $369.6 million compared to $345.9 million in 1994. All product lines, except precious metals, increased over the prior year with beryllium alloys and specialty metal systems increasing significantly.

    Sales of beryllium alloy products increased in both the domestic and international markets. The focused marketing efforts -- teams dedicated towards particular markets and/or end use applications -- helped support the domestic growth. Successful examples of these efforts include the continued penetration into the automotive electronics market and a significant increase in shipments of products used in aircraft bearings and bushings. Telecommunications and computers also remain important markets for beryllium alloys as do appliances, especially in Europe. Favorable economic conditions in portions of western Europe, particularly in the first half of the year, helped fuel an addition in sales there. Sales in Asia grew as a result of increased market share and development of new applications. The sales trend in general for beryllium alloy strip products is for customers to move toward the lower price alloys such as the Company's Alloy 174. The sales increase in 1995 over 1994 was also due, in part, to favorable foreign currency exchange rates and the pass-through effect of higher commodity costs, particularly copper.

    Beryllium sales increased slightly in 1995 over 1994, but were still somewhat lower than in the recent years prior to 1994. A large portion of beryllium sales continues to be for defense/aerospace applications and 1995 sales were enhanced by shipments for defense programs in Europe and growth in new domestic defense applications in avionics. The two targets for growth are new defense/aerospace systems, particularly upgrades of current defense systems, and commercial applications. Research and development, marketing and manufacturing efforts were re-deployed to concentrate on specific applications in these and related markets.

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

    Precious metal sales declined significantly in 1995 as compared to 1994. Frame lid assembly sales were reduced due to a customer's re-design of a major microprocessor application. The re-design had been anticipated by management and resources have been directed towards developing alternative products and markets. Sales of physical/vapor deposition products, which service the hybrid microelectronics, recordable CD, telecommunications and specialty coatings markets, continue to increase. A small acquisition in late 1994 gave the Company access to the ultra-fine wire market.

    Sales from International operations totaled $91.2 million in 1995 compared to $83.5 million in 1994. International sales of beryllium alloy increased while sales of frame lid assemblies from Singapore declined. Direct export sales to unaffiliated customers totaled $36.1 million in 1995 and $31.4 million in 1994. The majority of these sales were to Canada and western Europe.

    Gross margin was 27.3% in 1995 as compared to 26.6% in 1994. The increase in international sales, which generally carry higher margins, contributed to this improvement as did the favorable exchange rates. The direct bond copper start-up costs and a shift in the remaining frame lid assembly business to smaller and costlier pieces offset a portion of this increase. Certain manufacturing expenses, including maintenance at the Elmore, Ohio facility, were higher in 1995 than 1994. Commercial applications of beryllium, particularly those products containing AlBeMet(R), also have lower margins than traditional defense applications, although restructuring efforts have reduced certain overhead costs. The pass-through effect of higher commodity costs in beryllium alloy sales reduced the margin percent while having no bearing on the actual margin measured in dollars.

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

    Other-net expense was $1.3 million in 1995 and $2.6 million in 1994. This category included such expenses as amortization of intangible assets and other non-operating items. The decrease in net expense was due, in part, to lower foreign currency exchange losses in 1995.

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

    In 1995, an effective tax rate of 24.6% of pre-tax earnings was employed compared to 19.4% of pre-tax earnings in 1994. Higher domestic and foreign pre-tax earnings accounted for the increase.

    Comparative earnings per share were $1.26 in 1995 and $1.14 in 1994.

FINANCIAL POSITION

CAPITAL RESOURCES AND LIQUIDITY

Cash flow from operations was $45.0 million in 1996, a $5.4 million improvement from 1995. Total depreciation, depletion and amortization was $23.0 million in 1996 compared to $20.9 million in 1995. The December 31, 1996 cash balance of $31.7 million represents a $2.2 million increase from the prior year end while total debt increased $4.8 million. The accounts receivable balance was flat year on year; however, with higher sales in the fourth quarter 1996 than fourth quarter 1995, the average days sales outstanding improved.

    The $110 million modernization and expansion project begun in 1996 will be financed in part by two operating leases totaling approximately $75 million (see Note F to the Consolidated Financial Statements). While the leases will also finance the construction phase of the project, lease payments are not scheduled to begin until the underlying assets are placed in service in 1997 and 1998.

    Capital expenditures for property, plant and equipment, excluding items under lease, were $26.8 million while mine development payments totaled an additional $3.7 million. Major expenditures included a new plating line at the Providence, Rhode Island facility and completion of the new rod mill at the Elmore, Ohio facility. The Company also began construction of a new facility in Lorain, Ohio that will produce a specialty family of alloys in rod, bar and tube form. The facility is scheduled to be operational in mid-1997. To finance the majority of this project, the Company issued $8.3 million of tax-advantaged industrial revenue development bonds. Unexpended bond proceeds of $7.9 million are restricted for use on the Lorain project and are included as cash and cash equivalents on the consolidated balance sheets as of December 31, 1996.

    Short-term debt at December 31, 1996 of $25.7 million includes $6.6 million of the current portion of long-term debt. The balance is denominated in precious metals and foreign currencies to provide hedges against current assets so denominated. Credit lines amounting to $70.5 million are available for additional borrowing. The domestic and international lines are uncommitted, unsecured and reviewed annually. The precious metal facility is committed, secured and renewed annually.

    Long-term debt was $18.9 million or 8.6% of total capital at December 31, 1996. Long-term financial resources available to the Company include $60 million of medium-term notes and $50 million under a revolving credit agreement.

    Approximately 359,000 shares of Common Stock at a cost of $6.7 million were re-purchased in early 1996 under a program initiated during the fourth quarter 1995. The program was suspended in the second quarter 1996. Common Stock was used to acquire CPT in the fourth quarter 1996. Dividends paid on outstanding shares totaled $6.5 million, an increase of $1.0 million from last year. The quarterly dividend per share increased to $0.11 from $0.10 in the third quarter 1996 following a two cents per share increase in the third quarter 1995.

    Funds being generated from operations plus the available borrowing capacity are believed adequate to support operating requirements, capital expenditures, remediation projects, dividends and small acquisitions. Excess cash, if any, is invested in money market instruments and other high quality investments.

    Cash flow from operating activities in 1995 was $39.6 million. Cash balances increased $9.1 million during the year while total debt increased less than $1 million. Capital expenditures were $24.2 million in 1995. The Company re-purchased $2.8 million of Common Stock and paid $5.5 million dividends. As of December 31, 1995, long-term debt was $17.0 million or 8% of total capital.

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

                               1996          1995         1994          1993           1992
                              -----        ------        ------        ------         ------
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons) ........        6,763         6,927         6,747         6,786         6,787
Grade % beryllium .....        0.249%        0.249%        0.251%        0.251%        0.251%
Probable bertrandite
  ore reserves at
  year-end (thousands
  of dry tons) ........        7,432         7,346         7,559         7,594         7,482
Grade % beryllium .....        0.217%        0.281%        0.279%        0.279%        0.281%
Bertrandite ore
  processed (thousands
  of dry tons, diluted)           97            96            79            92            91
Grade % beryllium,
  diluted .............        0.236%        0.232%        0.240%        0.232%        0.234%


INFLATION AND CHANGING PRICES

The prices of certain major raw materials, including copper, nickel and gold purchased by the Company, decreased during 1996. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage and benefit increases. The Company employs the last-in, first-out (LIFO) inventory valuation method domestically to more closely match current costs with revenues.

ENVIRONMENTAL MATTERS
As indicated in Note L to the Consolidated Financial Statements, the Company maintains an active program of environmental compliance. For projects involving remediation, estimates of the probable costs are made and the Company has reserved $4.0 million at December 31, 1996 ($3.3 million at December 31, 1995). This reserve covers existing and currently foreseen projects.

SELECTED FINANCIAL DATA
Brush Wellman Inc. and Subsidiaries
(Dollars in thousands except per share amounts)


                                                                 1996        1995        1994        1993        1992         1986
                                                                 ----        ----        ----        ----        ----         ----
FOR THE YEAR
Net Sales....................................................  $376,279    $369,618    $345,878    $295,478     $265,034   $241,428
Cost of sales................................................   267,713     268,732     253,938     227,686      192,944    161,392
Gross profit.................................................   108,566     100,886      91,940      67,792       72,090     80,036
Operating profit.............................................    34,305      29,086      25,098      10,658       16,949     42,401
Interest expense.............................................     1,128       1,653       2,071       2,952        3,206      2,148
Income (loss) from continuing operations before income taxes.    33,177      27,433      23,027       7,706       13,743     40,253
Income taxes (benefit).......................................     8,686       6,744       4,477       1,248        3,243     17,578
Net Income (loss) ...........................................    24,491      20,689      18,550       6,458       10,500     22,675
Per share of Common Stock:
   Net income (loss).........................................      1.52        1.26        1.14        0.40         0.65       1.20
   Cash dividends declared...................................      0.42        0.36        0.26        0.20         0.26       0.55
Depreciation and amortization................................    22,954      20,911      19,619      21,720       20,180     17,903
EBITDA.......................................................    57,259      49,997      44,717      32,378       37,129     60,304
Capital expenditures.........................................    26,825      24,244      17,214      11,901       13,604     25,239
Mine development expenditures................................     3,663         787         543         814          848      3,451

YEAR-END POSITION
Working Capital..............................................   128,172     125,156     116,708     105,272       88,616    103,416
Ratio of current assets to current liabilities...............  2.9 to 1    2.9 to 1    2.8 to 1    3.1 to 1     2.5 to 1   2.9 to 1
Property and equipment:
   At cost..................................................    404,127     374,367     350,811     337,342      332,971    254,276
   Cost less depreciation and impairment....................    130,220     121,194     116,763     118,926      127,991    144,107
Total assets................................................    355,779     331,853     317,133     293,372      310,039    341,210
Other long-term liabilities.................................     47,271      45,445      43,354      40,663       40,332      8,270
Long-term debt..............................................     18,860      16,996      18,527      24,000       33,808     26,563
Shareholders' equity........................................    219,257     200,302     186,940     172,075      168,824    234,725
Book value per share........................................      13.46       12.46       11.59       10.70        10.49      12.48
Number of shares of stock outstanding....................... 16,290,808  16,071,224  16,121,915  16,087,415   16,086,515 18,815,799
Shareholders of record......................................      2,523       2,351       2,521       2,566        2,762      4,522
Number of employees.........................................      1,926       1,856       1,833       1,803        1,831      2,266

In December 1986, a business acquisition was made; the pro forma effect would have increased 1986 net sales by $35,000,000.
See Notes to consolidated financial statements.

                                     [GRAPH]

                               1992      1993      1994      1995      1996
                               ----      ----      ----      ----      ----

CAPITAL EXPENDITURES %
OF SALES

RETURN ON ASSETS

GROSS PROFITS % OF
SALES



DIRECTORS

ALBERT C. BERSTICKER (2), (4), (5)
President and Chief Executive Officer,
Ferro Corporation

CHARLES F. BRUSH, III (1),(3), (5)
Personal Investments

DAVID L. BURNER (1), (3)
President and Chief Executive Officer,
BFGoodrich Co.

FRANK B. CARR (1), (2), (4),
Managing Director, Corporate Finance, McDonald & Company
Securities, Inc.

GORDON D. HARNETT (2)
Chairman of the Board
President and Chief Executive Officer

WILLIAM P. MADAR (1), (2), (4), (5)
President and Chief Executive Officer,
Nordson Corporation

GERALD C. MCDONOUGH (3), (4), (5)
Retired Chairman and Chief Executive Officer,
Leaseway Transportation Corp.

ROBERT M. MCINNES (2), (3), (4), (5)
Retired Chairman and Chief Executive Officer,
Pickands Mather & Co.

JAMES P. MOONEY (3)
Chairman and Chief Executive Officer,
OMGroup, Inc.

HENRY G. PIPER
Retired Chairman,
President and Chief Executive Officer

JOHN SHERWIN, JR. (1), (2), (3)
President, Mid-Continent Ventures, Inc.


(1)  Audit Committee
(2)  Executive Committee
(3)  Finance Committee
(4)  Nominating Committee
(5)  Organization and Compensation Committee


CORPORATE OFFICERS


GORDON D. HARNETT
Chairman of the Board
President and Chief Executive Officer

ROBERT H. ROZEK
Senior Vice President
International

MICHAEL D. ANDERSON
Vice President
Beryllium Products

CARL CRAMER
Vice President Finance
Chief Financial Officer

STEPHEN FREEMAN
Vice President
Alloy Products

CRAIG B. HARLAN
Vice President
International - Europe

JOHN J. PALLAM
Vice President
General Counsel

ANDREW J. SANDOR
Vice President
Alloy Technology

DANIEL A. SKOCH
Vice President
Administration and Human Resources

MICHAEL C. HASYCHAK
Treasurer and Secretary

JAMES P. MARROTTE
Controller

WILLIAM M. CHRISTOFF
Assistant Treasurer - Taxes,
Assistant Secretary


OFFICES AND FACILITIES

MANUFACTURING FACILITIES
Delta, Utah
Elmore, Ohio
Reading, Pennsylvania
Buffalo, New York
Fremont, California
Lincoln, Rhode Island
Newburyport, Massachusetts
San Diego, California
Tucson, Arizona

RESEARCH FACILITIES AND
ADMINISTRATIVE OFFICES
Cleveland, Ohio

SERVICE AND DISTRIBUTION CENTERS
Elmhurst, Illinois
Fairfield, New Jersey
Torrance, California
Warren, Michigan
Stuttgart, Germany
Theale, England
Tokyo/Fukaya, Japan

SUBSIDIARIES
Circuits Processing Technology Inc.
   San Diego, California
Technical Materials, Inc.
   Lincoln, Rhode Island
Williams Advanced Materials Inc.
   Buffalo, New York,
   Singapore
Brush Wellman GmbH,
   Stuttgart, Germany
Brush Wellman Limited,
   Theale, England
Brush Wellman (Japan), Ltd,
   Tokyo, Japan
Brush Wellman (Singapore) Pte Ltd,
   Singapore

CORPORATE DATA

ENVIRONMENTAL POLICY

Brush Wellman Inc. considers Environmental, Health and Safety as integral parts of our business strategy and necessary for our success. It is the policy of Brush Wellman to design, manufacture and distribute all products and to manage and dispose of all materials in a safe, environmentally sound manner. We are committed to utilizing our resources and technical capabilities to their fullest extent to protect the health and safety of our employees, our customers, the general public and the environment.

   The health and safety of our employees is of paramount importance. No operation or task will be conducted unless it can be performed in a safe manner.

   Through education and training, we shall promote a culture which establishes individual ownership of environmental, health, and safety responsibility throughout the organization and empowers everyone to continuously improve all working conditions. Each employee will maintain an awareness of safe work practices and endeavor to prevent conditions which may result in an unsafe situation or harm the environment. It is the responsibility of each employee to promptly notify management of any adverse situation.

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

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 6, 1997 at 11:00 a.m. at The Forum, One Cleveland Center,
1375 East Ninth Street, Cleveland, Ohio


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

   Timothy Reid
   Vice President, Corporate Communications
   Corporate Headquarters.

In January 1997, Brush Wellman opened a site on the World Wide Web. The web site, which can be accessed via the internet at HTTP://WWW.BRUSHWELLMAN.COM is designed to provide useful, timely information about Brush Wellman to customers, potential customers, investors, employees and the general public.

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

AUDITORS
Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations
P.O.Box 92301
Cleveland, OH 44193-0900
For shareholder inquiries, call: 1-800-622-6757

STOCK LISTING
New York Stock Exchange / Symbol: BW

CORPORATE HEADQUARTERS
Brush Wellman Inc.
17876 St. Clair Ave.
Cleveland, Ohio 44110
(216) 486-4200 o Facsimile: (216) 383-4091

                                  BRUSH WELLMAN
                              ENGINEERED MATERIALS

                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110
                                  216/486-4200