Form 10-K405, Exhibit 13
period 1997-12-31
BRUSH WELLMAN INC
filed 1998-03-27
CIK 14957

                                                                      Exhibit 13






                           BRUSH WELLMAN INC.
                           1997
                           ANNUAL REPORT



                                                        ......SUSTAINABLE GROWTH



                                     [PHOTO]




INVESTING FOR ...............

Cover: Brush Wellman's sales have grown dramatically since 1992. To equip the Company for Sustainable Growth in the future, Brush Wellman is in the midst of a major expansion and upgrading of its capabilities, highlighted by an investment of $117 million in its Elmore, Ohio facility. This new facility will significantly boost capacity, reduce production costs, improve working capital utilization and enable the Company to offer improved service to customers. The new facility should be fully operational by the end of 1998.

METAL SYSTEMS GROUP
(Approximately 70% of Sales)

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

ENGINEERED MATERIAL SYSTEMS, manufactured by Technical Materials,Inc., are combinations of precious and non-precious metals in continuous strip form and are used in complex electronic and electrical components in telecommunications systems, automobiles and computers.

MICROELECTRONICS GROUP
(Approximately 30% of Sales)

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

CIRCUITS PROCESSING TECHNOLOGY INC.
produces thick-film substrates for use in high-frequency wireless telecommunications applications, both ground and satellite based.






FINANCIAL HIGHLIGHTS


(Dollars in millions except per share amounts)              1997        1996      % Change
                                                           -------    -------     --------
Sales .................................................    $ 433.8    $ 376.3       +15%

Net Income ............................................       25.6       24.5        +5%

Net Income per share (diluted) ........................       1.56       1.53        +2%

Dividends per share ...................................       0.46       0.42       +10%

Shareholders' equity per share (diluted) ..............      14.41      13.72        +5%


                           93         94        95        96        97
                           --         --        --        --        --
NET SALES
(in millions)            $295.5     $345.9    $369.6    $376.3    $433.8

NET INCOME
(in millions)            $  6.5     $ 18.9    $ 20.7    $ 24.5    $ 25.6

NET INCOME PER SHARE
(diluted)                $ 0.40     $ 1.15    $ 1.27    $ 1.53    $ 1.56

RETURN ON
SHAREHOLDERS' EQUITY        3.8%       9.9%     10.3%     11.2%     10.8%

BRUSH WELLMAN INC.

is a leading international supplier of high performance engineered materials. It is the only fully-integrated producer of beryllium, beryllium-containing alloys and beryllia ceramic in the world. Brush Wellman also produces engineered material systems through Technical Materials, Inc. and precious metal products through Williams Advanced Materials Inc., both wholly-owned subsidiaries.

         Brush Wellman materials continue to find new applications in a widening array of markets. Manufacturers of electronic equipment and computers, telecommunications systems, automobiles, aerospace products and systems, medical equipment, home appliances and high performance recreational goods specify the Company's high-quality materials in applications where superior performance and reliability are essential.

         Brush Wellman has nine production facilities in the United States, and it markets its products through Company-owned Technical Service and Distribution Centers in Japan, Germany, the United Kingdom and the United States, a joint-venture service center in Singapore, and through a network of independent distributors throughout the world. The Company is headquartered in Cleveland, Ohio, the city in which the Company was founded in 1931. Brush Wellman stock is traded of the New York Stock Exchange, identified with the symbol, "BW".



TO OUR SHAREHOLDERS
On behalf of all employees of Brush Wellman, I am pleased and encouraged to report the achievement of another all-time sales and production record in 1997. The fact that Brush Wellman sales grew by 15% despite the strong dollar and capacity constraints in our Alloy Products business is a credit to the hard work and innovation of our employees and provides evidence of the growing acceptance of our engineered materials in high-reliability applications throughout the world. Sales have now increased for five consecutive years and have established new record levels in each of the last four years. Clearly, we are succeeding in developing new applications for our products and are effectively delivering high-quality products, on time, to our customers. In the 1996 Annual Report, Brush Wellman's strategy for the future was articulated as focusing on three major strategic thrusts: improve our base business, expand alloy and build a microelectronics business. During 1997, we made progress on each of these issues. Improvements were made in yield, productivity and operating performance in Ceramic Products and Beryllium Products, and we continue to identify areas for additional improvement. Alloy Products' performance was strong, both in North America and overseas, despite the translation effects of the strong dollar. We are proceeding on schedule with our Alloy Strip expansion project and the Brush Engineered Bronze facility opened in the fourth quarter. In addition, we achieved strong sales increases in microelectronics applications at Williams Advanced Materials Inc. and Ceramic Products. Our 1997 Annual Report details our progress in 1997 and provides an outline of our strategy for sustainable growth in the years ahead.


1997 FINANCIAL RESULTS
For the year 1997, Brush Wellman Inc. reported diluted earnings per share of $1.56, basic earnings per share of $1.58 and net income of $25.6 million. This compares with 1996 diluted earnings of $1.53 per share, basic earnings per share of $1.55 and net income of $24.5 million. Sales during 1997 totaled a record $434 million, a 15% increase over 1996 sales of $376 million, which had represented the previous record. Brush Wellman's sales have now increased for five consecutive years, and have established new sales records in each of the past four years. During 1997 the Company achieved sales increases in all major product lines.

   Throughout the year, Brush Wellman's earnings were adversely affected by currency exchange rates. The stronger dollar reduced earnings by 24 cents per share for the full year 1997, compared with 1996. A strong dollar, relative to comparative periods, tends to reduce sales and income from the Company's overseas operations due to currency translation effects. Actual production volumes are generally unaffected by changes in currency exchange rates because overseas sales are typically priced in local currencies. In addition, earnings were pressured by business and product mix shifts, a higher tax rate, costs associated with the company owned life insurance program and start-up costs associated with Brush Engineered Bronze. Despite these unusual factors, Brush Wellman's earnings increased in 1997.

    Brush Wellman's capital expenditures increased in 1997, reflecting investments in Alloy Strip, Brush Engineered Bronze and Mine Development. Capital expenditures are expected to remain high in 1998. In addition, Brush Wellman is financing a considerable amount of the Alloy Strip expansion via a combination of operating and synthetic lease arrangements.

      Our balance sheet remains strong. Long-term debt as a percent of total capital was 7% at the end of 1997. This ratio will grow in 1998, however, with our major expansion and upgrading of our Alloy Strip capability. The leasing obligations mentioned above will be in addition to long-term debt reflected on the balance sheet. Management remains committed to maintaining the Company's strong financial condition. Our debt and leasing arrangements are detailed in Notes E and F, pages 13 and 14.


PRODUCT AND MARKET SUMMARY

We look at our various products in two major groups:
the Metal Systems Group and the Microelectronics Group.

METAL SYSTEMS GROUP

The Metal Systems Group represents approximately 70% of sales, and includes Alloy Products, Engineered Material Systems (produced by the Company's subsidiary, Technical Materials, Inc.), and Beryllium Products. Alloy Products' sales grew in 1997 relative to 1996, both domestically and overseas. This continuing strength reflects high levels of demand for these materials in electronics applications and our continuing success in developing new applications in automotive electronics, telecommunications, appliances, commercial aircraft and plastic mold materials markets. In addition, Alloy Strip production continues at full capacity, creating strains on the manufacturing system, cost pressures and limiting our short-term growth. These strains should begin to be relieved as the new Alloy Strip capacity becomes operational. Start up on the new casting facility occurred on schedule during the fourth quarter 1997. The new rolling equipment should be operational in the second half 1998. The Company's new Brush Engineered Bronze facility began operating in the fourth quarter and is now shipping high quality specialty alloys to customers. Technical Materials, Inc. (TMI) also had a very strong year, posting significant increases in sales and profit. Over the past five years TMI has consistently contributed to Brush Wellman's growth and profitability. Sales of Beryllium Products also grew in 1997. The Company is encouraged by the success in developing new applications for AlBeMet(R), in aerospace, commercial satellites, industrial and high-performance automotive applications. Beryllium Products operated at a loss for the whole of 1997 but was profitable for the second half of the year. The Company's international sales grew by 31% in 1997, despite the translation effects from a stronger dollar.

MICROELECTRONICS GROUP

Our Microelectronics Group includes Precious Metal Products (produced by Williams Advanced Materials Inc., a Brush Wellman subsidiary), Ceramic Products and Circuits Processing Technology. The Microelectronics Group represents slightly less than 30% of Brush Wellman sales.

   Sales of the Company's Williams Advanced Materials Inc. (WAM) subsidiary increased dramatically in 1997 and established an all-time record. The profitability of precious metal products continued to increase in 1997. Sales of vapor deposition products were particularly strong. This performance was the result of the team at WAM's success in developing new markets and adapting to rapidly changing customer requirements. However, WAM sales, though profitable, tend to contribute lower margins because of their high precious metal content. In addition, volatility in the worldwide platinum and palladium markets during the second and third quarters of 1997 caused WAM's profitability to be less than it otherwise would have been. Despite this external pressure, WAM's contribution to sales and earnings was considerably higher than in 1996.

   Ceramic Products' sales grew in 1997, particularly in wireless telecommunications applications. Sales of CuPack, our family of high performance direct bond copper packages also grew significantly in 1997. Brush Wellman Ceramic Products offer thermal management solutions for electronics applications in wireless telecommunications, automotive, computer and satellite markets. Circuits Processing Technology (CPT) also made a positive contribution.

   Additional details of sales and financial performance during 1996 are contained in Management's Discussion and Analysis, beginning on page 22.


STRATEGIC REVIEW
The decade of the 1990's has been one of transition and growth for Brush Wellman. Sales have grown steadily over the past five years, from a low of $265 million in 1992, to a record $434 million in 1997. This is an average annual growth rate of over 10%, a rate considerably more robust than the United States economy over the same period. This performance is especially gratifying considering the structural changes that occurred in the Company's market base. At the beginning of the decade, defense and mainframe computer applications represented nearly 70% of the Company's sales. The end of the Cold War and the major changes in mainframe computer design resulted in dramatic reductions in demand for our materials. By 1997, these two markets represented less than 10% of the Company's sales.

   Data processing/electronics, including personal computers, data storage devices and related connectors, switches relays and microelectronic components accounted for more than 30% of sales in 1997. Telecommunications, automotive electronics, appliances, plastic molds, commercial aviation and consumer products are now important markets for our products. This transition in Brush Wellman's business was the result of the successful implementation of a strategic, targeted marketing and product development plan. Most of the growth the Company has achieved in recent years has been in new or improved products.

   International marketing has been another major strategic effort, and overseas sales have contributed greatly to the Company's growth. The largest overseas customer concentrations are in Germany, Japan, the United Kingdom, Switzerland and Singapore. International sales represented 32% of the Company's total in 1997, and achieved an all-time record despite the translation effects of the strong dollar.


THE FUTURE: BRUSH WELLMAN'S STRATEGY FOR SUSTAINABLE GROWTH
Brush Wellman is the world's leading producer of beryllium materials. Any strategy for the future must recognize and build upon this unique core competency. Our materials can simultaneously provide light weight and strength, or thermal conductivity and electrical insulating properties. They can withstand high temperatures, readily conduct electricity and resist stress and fatigue. Because of their unique combinations of properties, materials produced by Brush Wellman can enable our customers to produce safer, smaller, more reliable and more efficient products, improve productivity and reduce costs, over the life of their products. Given the continuing trends toward miniaturization, weight reduction, increased electronic content, and the heightened awareness of the costs of component failure and repair-related downtime, we are convinced that our materials have the potential to capture a far greater portion of the worldwide specialty materials market.

   Brush Wellman sales and earnings have grown consistently throughout the past five years. During 1997, this improved




"Our investments . . . are designed to allow Brush Wellman to reposition itself in the materials marketplace, thereby creating opportunities for growth."

performance began to be reflected in our returns to shareholders, as the price of Brush Wellman stock increased by 50% from the beginning through the end of the year. Improving shareholder value will continue to be an important priority in 1998. To do that, we realize that we must achieve earnings growth, and improve our asset utilization. We also realize that we must continue to demonstrate the success of our Alloy Products' growth strategy, including a successful start-up of our Alloy Strip expansion.
   For the longer term, we remain focused on three major Strategic Thrusts:
o  First, improve the base business,
o  Second, become the worldwide leader in specialty nonferrous alloys, and
o  Third, build a microelectronics business.

Improve the Base.....
   Despite the progress made in 1997, there remain opportunities to improve the base business. In particular, many opportunities for improvement have been identified in Ceramic Products, Beryllium Products, our Elmore operation, and business systems.
   Ceramic Products' profitability improvement efforts are concentrated on cost reduction, focusing on yield improvements, and the pursuit of Direct Bond Copper and Copper Tungsten as major new opportunities for growth. We achieved a major turnaround in Ceramic profitability in 1997, but this product area continued to operate at a loss throughout the year. Thus, Ceramic remains an area for profit improvement focus.
   Beryllium Products' profitability is being enhanced through a combination of cost reduction efforts, product and process improvements, and growth in sales of AlBeMet(R). Beryllium Products lost money for 1997 overall, but was profitable during the second half and is expected to continue improving this year.
   We are determined to improve the efficiency of our Elmore, Ohio operation, which is by far the largest in the Company. The Alloy expansion will help considerably, but it will only get us part of the way to being a truly world class operation. In 1998 we are challenging ourselves to make demonstrable progress in cost, quality and worker safety at our Elmore operation.
   In addition, during 1998 we are continuing our program to convert all business systems for the year 2000. Details of our year 2000 compliance program can be found in Management's Discussion and Analysis, page 25.

 ... Become the Global Leader in Non-Ferrous
Specialty Alloys ...
Our second strategic thrust involves expanding our alloy capabilities, with the goal to become the global leader in non-ferrous specialty alloys. Alloy has enjoyed good growth over the past five years, led by Alloy 174 strip. This lower-priced, patented copper beryllium alloy has become a major part of the product mix in terms of dollar sales and an even larger portion of Alloy production in terms of pounds. Traditional alloy strip has also continued to grow over the past few years. However, despite our sales gains, copper beryllium represents a small proportion of non-ferrous alloys. We are convinced that our products have the potential to capture a much larger share of this market, if we make some fundamental changes. Specifically, the keys to positioning Alloy to be the world's leader in specialty, high-performance non-ferrous alloys are: expand capacity, introduce new alloys, broaden international marketing capabilities, fully utilize organizational strengths and expand the range of alloy product offerings by adding specialty, non-beryllium-containing alloys to our product line.
   In May 1996, the Board of Directors approved a plan for a major expansion and upgrading of our alloy strip capabilities, involving the investment of $117 million. The goals of this investment are to increase capacity, reduce costs, improve service and optimize working capital utilization. In addition, the new capacity will incorporate advanced environmental, health and safety technology, so as to be the safest work place reasonably achievable, and have minimal impact on the external environment.

   The expansion involves the installation of a new cast shop, hot and cold rolling mills, annealing, pickling and finishing equipment. The new cast shop will increase the capacity, improve the quality and reduce the cost of all our alloy products.

   This project is not simply an expansion of existing capabilities. Rather, it is designed to allow Brush Wellman to reposition itself in the materials marketplace, and thereby create major opportunities for growth. By reducing our costs and allowing us to produce strip in much larger coils, the new capacity will enable Brush Wellman to compete for many applications which were not accessible to us before. The combination of our quality, technical abilities and the properties of our materials with world class production facilities, a lower cost structure and greater casting and rolling capacity should position Brush Wellman to be a formidable competitor in the worldwide copper-based specialty alloys market as we approach the 21st century.

   Ground was officially broken on the expansion in June 1996. Casting began in November 1997. Remaining construction is proceeding on schedule, and the new capacity should be fully operational by the fourth quarter.

   The project is being financed primarily off-balance sheet, through a combination of:
o an Operating Lease arrangement with the Toledo Port Authority for the building, amounting to just under $19 million,
o a Synthetic Lease on equipment, involving the participation of several banks, which could total $62 million, and
o the balance, or about $36 million, will be financed through a combination of cash outlays and debt.
This financing arrangement not only enhances the project from a balance sheet and cash flow standpoint, but it also involves a very attractive total financing cost over the life of the project. Over the long run, the expansion should significantly enhance the Company's ability to provide a superior return on investment, and thus improve shareholder value.

   The expansion is obviously a major and necessary step, but to maximize growth potential in the non-ferrous alloys market, we must also introduce new alloys. Traditionally, our alloy products have been confined to the highest end, "premium" niche of the market. Today, through a combination of product development and capacity expansion, we are taking steps to offer products with significant competitive advantages for the larger, "specialty" segment of the market. We are now introducing a new alloy family, Alloy 171, directed at large volume users in the automotive, telecommunications, computer and appliance markets. Thus far, the interest in this new alloy system among potential users is very strong. Alloy 171 has been approved for design in major connector applications in the United States and internationally. We also continue to broaden international marketing capabilities. We have been very successful in Europe and Japan in recent years. Our work in these markets will intensify as we move forward. In addition, we are broadening our scope to the ASIAN region through our joint venture Distribution Center in Singapore, which opened in 1997.

   Over the years, we have built a strong Alloy Marketing organization. Moving forward, we are identifying ways to utilize this organizational strength to do a more effective job of target market and account development, particularly in international markets.

   We intend to exploit opportunities in non-beryllium alloys. The new Brush Engineered Bronze, a family of specialty alloys in rod, bar and tube form, is currently being introduced, supported by a $12 million, 50,000 square foot greenfield expansion in Lorain, Ohio. This facility began casting specialty non-ferrous alloys during the fourth quarter 1997. The addition of Brush Engineered Bronze to our product line further strengthens our position in the specialty alloys business. It represents another step toward our goal to be the world's leading producer of high-quality, specialty non-ferrous alloys..

 ...BUILD A MICROELECTRONICS BUSINESS
Our third strategic thrust involves building a microelectronics business. The Microelectronics Group competes for a multi-billion dollar worldwide market, and currently represents approximately 30% of Brush Wellman's sales. We have an established marketing and sales presence in this business with a range of products which meet the high performance requirements of the microelectronics industry. We believe that by executing a strategy based on internal growth and acquisition, we will be able to significantly expand our presence in these attractive, fast growing worldwide markets.

   Our strategic vision for microelectronics involves exploiting growth opportunities for materials and value-added package components. Williams Advanced Materials has been very successful in expanding its markets over the past few years. WAM is positioned to continue developing new markets and applications for precious metal materials both in North America and Asia, through its facility in Singapore. Beryllium Oxide Ceramic materials grew in 1997 in wireless telecommunications applications. This material provides solutions to thermal management problems which are presented by high-frequency or high-power microelectronics, particularly in small spaces. We are also exploring certain metal matrix composites and powder metal materials. Our value-added components include CuPack and other direct bond copper components as well as the thick-film substrate package components produced by Circuits Processing Technology Inc. These value-added components offer alternative thermal management solutions, focusing on high-performance, wireless telecommunications. Our growth plans for the future involve internal development by maximizing our organizational and technical strengths, interunit synergy and targeted acquisitions.

DIVIDEND INCREASE

In August, the Board of Directors approved a 9% increase in the quarterly cash dividend to a rate of 12 cents per share. This raised the annualized dividend rate to 48 cents per share from the previous rate of 44 cents.

SHARE REPURCHASE

In May, the Board of Directors granted the authority for share repurchases, in the open market, of a maximum of one million shares over the next four years. The plan is intended to offset dilution due to issuance of stock through the incentive compensation plans, and to provide the Company the option of acquiring shares of Brush Wellman when such investment appears especially attractive. During 1997, Brush Wellman repurchased 205,600 shares.

ORGANIZATION

In May, the Board of Directors elected Mr. Brian J. Derry Vice President Operations. In this position, Mr. Derry is responsible for all of the Company's Alloy and Beryllium manufacturing operations in Delta, Utah, Elmore, Ohio and Reading, Pennsylvania.

   Mr. Derry joins Brush Wellman with over twenty-five years of operations management experience, most recently for the Ethyl Corporation, a $1.5 billion manufacturer of fuel additives in Richmond, Virginia, and also for General Electric Company's Plastics Group and Allied Chemical Company. We are very pleased that Brian has joined Brush Wellman. He has quickly become an important contributor to the accomplishment of our objectives.

   In August, Mr. James P. Mooney resigned from the Board of Directors. Mr. Mooney is Chairman and Chief Executive Officer of The OM Group, Inc. He had joined the Brush Wellman Board of Directors in October 1996, but was unable to continue on the Board due to scheduling conflicts. He made a positive impact on Brush Wellman during his short tenure on our Board. We wish him and OM Group continued success in the future.

   Three long-standing members -- Mr. Henry G. Piper, Mr. Gerald C. McDonough and Mr. Frank B. Carr -- retired from the Board of Directors during 1997. Mr. Piper originally joined the Company in 1959 and rose through the ranks to Chairman, President and CEO, before retiring in 1991. He had served on the Board of Directors since 1967.

   Mr. McDonough had been a member of the Board since 1983. During his fourteen years of service on the Board, he was an immense help to the Company, and a strong advocate of shareholder interests.

   Mr. Carr retired from the Board in December, in accordance with the Company's mandatory retirement policy for Directors who reach age 70. Brush Wellman is grateful to Mr. Carr for his twenty-seven years of service as a Director. He contributed greatly to the Company's success for nearly three decades. All three of these long-standing Board members served with distinction. We wish them well on their retirement from the Board.

   We also welcomed two new Directors in 1997. Mr. Joseph P. Keithley was appointed to the Board of Directors in June. Mr. Keithley, 49, is the Chairman of the Board, President and Chief Executive Officer of Keithley Instruments, Inc. in Cleveland, Ohio.

   In December Brush Wellman announced the appointment of Mr. William R. Robertson to its Board of Directors. Mr. Robertson, 56, is a Managing Partner of Kirtland Capital. Prior to joining Kirtland, Mr. Robertson was President of National City Corporation. He is a Director of National City Corporation and National City Bank.

   We are very pleased that Mr. Keithley and Mr. Robertson have joined our Board of Directors. They bring to the Board a wealth of knowledge and understanding of high technology industry, finance and capital markets as well as management expertise.


ENVIRONMENTAL, HEALTH AND SAFETY ISSUES
In solid form, the form in which it is nearly always used, beryllium and beryllium alloys pose no special health risk. However, for nearly fifty years, it has been known that inhalation of very fine airborne particles of beryllium may cause a lung disorder, known as chronic beryllium disease (CBD). Chronic beryllium disease is a lung condition that occurs in that small minority of persons whose immune systems react to beryllium in the lungs. The large majority of people do not have an adverse reaction to beryllium exposure. The risk of CBD is generally confined to workplaces in which operations are performed that generate beryllium-containing dust or fumes. At Brush Wellman, efforts in regard to CBD focus on two fronts: prevention and treatment.

   In terms of prevention, we continue to work -- and to invest resources -- to protect workers from potentially harmful exposures to airborne beryllium. During 1997 we continued to implement changes in work practices in certain operations to more effectively limit potential for harmful exposure. In addition, in May 1997, the Board of Directors authorized investing an additional $2.5 million for capital improvements to our Beryllium Products operation in Elmore, Ohio aimed specifically at further reducing the potential for employee exposure to airborne beryllium.

   Our efforts to develop more effective treatments involve a continuing commitment to medical research. In 1997 we completed surveillance blood testing of employees in Utah and presented results of this work and the related Epidemiological Study to the employees. This work is part of an ongoing effort to increase the medical understanding of CBD, with a goal of developing more effective treatments, and hopefully, a cure for the condition. We also continue to support the work of the Beryllium Industry Science Advisory Committee.

OUTLOOK
Looking forward, demand for our products is at an all time high and continues to grow. We should begin to see some of the benefits of our capital investment program in 1998. Brush Engineered Bronze is now operating. In addition, successful trial heats on the new casting equipment in Elmore were conducted in the fourth quarter, and material from this new equipment is now beginning to feed our commercial alloy production stream. The new alloy strip rolling and finishing equipment in Elmore is scheduled to be operational by the fourth quarter of 1998. However we are currently operating at capacity in this, our largest product line, and will likely remain capacity constrained until the new equipment is in operation. In addition, our profits will continue to suffer from currency pressures if the dollar remains at its current high levels or strengthens further.

   For the longer term, Brush Wellman remains committed to its strategic plan to increase shareholder value through a combination of actions focused on improving our base, becoming the worldwide leader in specialty, non-ferrous alloys, and building a microelectronics business. Our plans are ambitious, but I am convinced that we have a unique combination of products, processes, technology, facilities, a global distribution system, financial resources and, most importantly, competent and dedicated people. The employees of Brush Wellman can be proud that we have met the challenges of the past decade, and I look forward with enthusiasm to achieving our goals of significant and sustainable growth in sales, earnings and shareholder returns in the years ahead.


/s/ Gordon D. Harnett
Gordon D. Harnett
Chairman of the Board
President and Chief Executive Officer

March 1998

Consolidated Statements of Income

        Brush Wellman Inc. and Subsidiaries
        Years ended December 31, 1997, 1996 and 1995
        (Dollars in thousands except per share amounts)


                                                                                    1997             1996               1995
                                                                                    ----             ----               ----

Net Sales .................................................................... $   433,801      $    376,279      $    369,618
   Cost of sales..............................................................     320,792           267,713           268,732
                                                                                 ---------      ------------       ------------
Gross Margin..................................................................     113,009           108,566           100,886
   Selling, administrative and general expenses...............................      68,953            64,991            62,736
   Research and development expenses .........................................       7,707             8,309             7,814
   Other-- net ...............................................................         325               961             1,250
                                                                                 ---------      ------------       ------------
Operating Profit..............................................................      36,024            34,305            29,086
   Interest expense ..........................................................         553             1,128             1,653
                                                                                 ---------      ------------       ------------
                                    INCOME BEFORE INCOME TAXES ...............      35,471            33,177            27,433
                                                                                 ---------      ------------       ------------

Income taxes:
   Currently payable .........................................................       8,506             9,825             9,547
   Deferred ..................................................................       1,368            (1,139)           (2,803)
                                                                                 ---------      ------------       -----------
                                                                                     9,874             8,686             6,744
                                                                                 ---------      ------------       -----------
                                                    NET INCOME ...............  $   25,597      $     24,491       $    20,689
                                                                                ==========      ============       ============

   Net income per share of Common Stock--basic...............................   $     1.58      $       1.55       $      1.28
                                                                                ==========      ============       ============
Average number of shares of Common Stock outstanding-basic....................  16,214,718        15,846,358        16,159,508

   Net income per share of Common Stock--diluted..............................  $     1.56      $       1.53       $      1.27
                                                                               ===========      ============       ============
Average number of shares of Common Stock outstanding--diluted.................  16,429,468        15,980,481        16,289,795




See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

         Brush Wellman Inc. and Subsidiaries
         Years ended December 31, 1997, 1996 and 1995
         (Dollars in thousands)

                                                                                             1997           1996           1995
                                                                                             ----           ----           ----
Cash Flows from Operating Activities:
   Net Income .......................................................................      $ 25,597       $ 24,491       $ 20,689
   Adjustments to Reconcile Net Income to Net Cash
     Provided from Operating Activities:
     Depreciation, depletion and amortization .......................................        18,695         18,537         18,042
     Amortization of mine development ...............................................           634          4,417          2,869
     Decrease (Increase) in accounts receivable .....................................       (12,652)          (557)          (308)
     Decrease (Increase) in inventory ...............................................         3,653         (2,946)           874
     Decrease (Increase) in prepaid and other current assets ........................        (4,001)          (460)        (1,951)
     Increase (Decrease) in accounts payable and accrued expenses ...................        10,126          1,158         (1,856)
     Increase (Decrease) in interest and taxes payable                                       (2,536)        (1,327)         1,050
     Increase (Decrease) in deferred income tax .....................................         1,466         (1,189)        (1,284)
     Increase (Decrease) in other long-term liabilities .............................           962          1,954          2,061
     Other--net ....................................................................        (1,550)           966           (589)
                                                                                           --------       --------       --------
                                          NET CASH PROVIDED FROM OPERATING ACTIVITIES        40,394         45,044         39,597


Cash Flows from Investing Activities:
   Payments for purchase of property, plant and equipment ...........................       (53,155)       (26,825)       (24,244)
   Payments for mine development ....................................................        (9,526)        (3,663)          (787)
   Other investments--net  ..........................................................        (1,686)        (4,909)           718
                                                                                           --------       --------       --------
                                                NET CASH USED IN INVESTING ACTIVITIES       (64,367)       (35,397)       (24,313)


Cash Flows from Financing Activities:
   Proceeds from issuance of short-term debt ........................................         6,997            552          5,845
   Proceeds from issuance of long-term debt .........................................            --          8,305             --
   Repayment of long-term debt ......................................................          (960)          (813)          (758)
   Repayment of short-term debt .....................................................           (93)        (2,149)        (5,000)
   Purchase of treasury stock .......................................................        (4,927)        (6,656)        (2,826)
   Issuance of Common Stock under stock option plans ................................         5,872          1,460          1,141
   Payments of dividends ............................................................        (7,285)        (6,489)        (5,489)
                                                                                           --------       --------       --------
                                                NET CASH USED IN FINANCING ACTIVITIES          (396)        (5,790)        (7,087)

Effects of Exchange Rate Changes on Cash & Cash Equivalents .........................          (210)        (1,661)           915
                                                                                           --------       --------       --------
                                              NET CHANGE IN CASH AND CASH EQUIVALENTS       (24,579)         2,196          9,112
                                       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR        31,749         29,553         20,441
                                                                                           --------       --------       --------
                                             CASH AND CASH EQUIVALENTS AT END OF YEAR      $  7,170       $ 31,749       $ 29,553
                                                                                           ========       ========       ========



See notes to consolidated financial statements

Consolidated Balance Sheets

         Brush Wellman Inc. and Subsidiaries
         December 31, 1997 and 1996
         (Dollars in thousands)


                                                                                                     1997              1996
                                                                                                     ----              ----
ASSETS
CURRENT ASSETS
   Cash and cash equivalents......................................................................  $ 7,170          $31,749
   Accounts receivable (less allowance of $1,059 for 1997 and $954 for 1996)......................   62,812           52,211
   Inventories....................................................................................   90,714           96,324
   Prepaid expenses and deferred income taxes.....................................................   18,215           16,949
                                                                                                   --------         --------
           TOTAL CURRENT ASSETS                                                                     178,911          197,233

OTHER ASSETS......................................................................................   31,319           28,326
Property, Plant and Equipment
   Land...........................................................................................    5,043            5,186
   Buildings......................................................................................   85,721           80,057
   Machinery and equipment........................................................................  312,088          274,903
   Construction in progress.......................................................................   26,735           19,405
   Allowances for depreciation.................................................................... (272,192)        (256,690)
                                                                                                   ---------        ---------
                                                                                                    157,395          122,861

   Mineral resources..............................................................................   .5,693            5,693
   Mine development...............................................................................   28,409           18,883
   Allowances for amortization and depletion......................................................  (17,875)         (17,217)
                                                                                                  ---------        ---------
                                                                                                     16,227            7,359
                                                                                                  ---------        ---------
           PROPERTY, PLANT AND EQUIPMENT-- NET                                                      173,622          130,220
                                                                                                  ---------        ---------
                                                                                                  $ 383,852        $ 355,779
                                                                                                  =========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term debt................................................................................$  28,877         $ 25,670
   Accounts payable...............................................................................   13,519            7,713
   Salaries and wages.............................................................................   12,341            9,672
   Taxes other than income taxes..................................................................    2,611            2,212
   Other liabilities and accrued items............................................................   13,628           13,810
   Dividends payable..............................................................................    1,967            1,789
   Income taxes...................................................................................    5,369            8,195
                                                                                                  ---------         ---------
           TOTAL CURRENT LIABILITIES                                                                 78,312           69,061

OTHER LONG-TERM LIABILITIES                                                                           8,200            6,906
RETIREMENT AND POST-EMPLOYMENT BENEFITS                                                              39,825           40,365
LONG-TERM DEBT                                                                                       17,905           18,860
DEFERRED INCOME TAXES                                                                                 2,797            1,330
SHAREHOLDERS' EQUITY
   Serial Preferred Stock, no par value; 5,000,000 shares authorized, none issued                      --                 --
   Common Stock, $1 par value
     Authorized 45,000,000 shares; issued 22,227,006 shares (21,908,885 for 1996).................   22,227           21,909
   Additional paid-in capital.....................................................................   59,583           53,650
   Retained income................................................................................  254,174          236,043
                                                                                                  ---------        ---------
                                                                                                    335,984          311,602

   Less: Common Stock in treasury, 5,843,561 shares in 1997 (5,618,377 in 1996)...................   96,639           91,357
     Other Equity transactions....................................................................    2,532              988
                                                                                                  ---------        ---------
            TOTAL SHAREHOLDERS' EQUITY                                                              236,813          219,257
                                                                                                  ---------        ---------
                                                                                                  $ 383,852        $ 355,779
                                                                                                  =========        =========


See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

        Brush Wellman Inc and Subsidiaries
        Years ended December 31, 1997, 1996 and 1995
        (Dollars in thousands except per share amounts)

                                                                       Additional                 Common
                                                         Common         Paid-In      Retained     Stock In
                                                          Stock         Capital      Income       Treasury           Other
                                                        --------------------------------------------------------------------
                          BALANCES AT JANUARY 1, 1995     $ 21,215       $ 44,258     $203,341    $ (81,874)
Net income.............................................                                 20,689
Declared dividends .36 per share ......................                                 (5,821)
Proceeds from sale of 71,270 shares under option plans.         71            910
Income tax benefit from employees' stock options.......                       160
Other equity transactions..............................         44            330                        (1)      $    (194)
Purchase of shares for treasury........................                                              (2,826)
                                                         ---------      ---------    ---------    ---------       ---------
                        BALANCES AT DECEMBER 31, 1995       21,330         45,658      218,209      (84,701)           (194)

Net income                                                                              24,491
Declared dividends $.42 per share......................                                 (6,657)
Proceeds from sale of 93,710 shares under option plans.         94          1,211
Income tax benefit from employees' stock options.......                       155
Purchase of business...................................        368          5,296
Other equity transactions..............................        117          1,330                                      (794)
Purchase of shares for treasury........................                                              (6,656)
                                                         ---------      ---------    ---------    ---------       ---------
                        BALANCES AT DECEMBER 31, 1996       21,909         53,650      236,043      (91,357)           (988)

Net income.............................................                                 25,597
Declared dividends $.46 per share......................                                 (7,463)
Proceeds from sale of 309,196 shares under option plans        309          4,821
Income tax benefit from employees' stock options.......                       742
Other equity transactions..............................          9            370           (3)                      (1,544)
Forfeiture of restricted stock.........................                                                (355)
Purchase of shares for treasury........................                                              (4,927)
                                                         ---------      ---------    ---------    ---------       ---------
                        BALANCES AT DECEMBER 31, 1997    $  22,227      $  59,583    $ 254,174    $ (96,639)      $  (2,532)
                                                         =========      =========    =========    =========       =========



See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brush Wellman Inc. and Subsidiaries
December 31, 1997



NOTE A - ACCOUNTING POLICIES

ORGANIZATION: The Company is a manufacturer of engineered materials used in the computer and related electronics, telecommunications and automotive electronic markets. The Company also sells into the aerospace/defense and appliance/consumer markets. The majority of sales are to customers in North America, Western Europe and the Pacific rim. Major products sold are beryllium alloys, beryllium, engineered material systems, precious metals, ceramics and thick film circuits. The Company is vertically integrated and distributes its products through a combination of Company-owned facilities and outside distributors and agents.

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

                                                                     Years
                                                                  ------------
Land improvements................................................   5 to 25
Buildings........................................................  10 to 40
Leasehold improvements....................................... ... Life of lease
Machinery and equipment..........................................  3 to 15
Furniture and fixtures...........................................  4 to 15
Automobiles and trucks...........................................   2 to 8
Research equipment...............................................  6 to 12

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

DERIVATIVES: Forward foreign exchange currency contracts are marked-to-market using the applicable rates and any unrealized losses are taken to income. Realized gains and losses on forward contracts and commodity swaps and realized gains on foreign currency options are taken to income when the financial instrument matures. Option premiums are classified as prepaid expenses and amortized over the term of the option.

REVENUE RECOGNITION: The Company recognizes revenue when goods are shipped and title passes to the customer.

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

RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1997 consolidated financial statement presentation.

NET INCOME PER SHARE: The Company adopted SFAS No. 128, "Earnings per Share" in 1997 as prescribed, replacing the presentation of primary and fully diluted earnings per share (EPS) with a presentation of basic and diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method. The EPS for all periods reported herein have been restated to comply with SFAS No. 128, including the quarterly results for 1996 and 1997.

ENVIRONMENTAL REMEDIATION: The Company adopted the Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities" in the first quarter of 1997. The adoption did not have a material impact on its financial position or results of operations. Contingencies, including environmental remediation liabilities, are further outlined in Note M to the Consolidated Financial Statements.

NEW PRONOUNCEMENTS: In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These pronouncements set forth certain public reporting requirements and standards, but do not necessitate any changes in accounting practices nor will they affect reported earnings. The Company is studying the impact of these new requirements on its reporting and will adopt them as prescribed in 1998.

NOTE B - ACQUISITIONS

In October 1996, the Company acquired the Common Stock of Circuits Processing Technology, Inc. for Company Common Stock. This transaction was accounted for as a purchase and did not have a material impact on operations.

NOTE C - INVENTORIES
Inventories in the consolidated balance sheets are summarized as follows:


                                                                 DECEMBER 31
(Dollars in thousands)                                         1997      1996
Principally average cost:                                   --------    --------
  Raw materials and supplies..............................   $17,331     $20,210
  In process..............................................    58,666      55,242
  Finished................................................    37,008      42,536
                                                            --------    --------
                                                             113,005     117,988
Excess of average cost over LIFO
  inventory value.........................................    22,291      21,664
                                                            --------    --------
                                                             $90,714     $96,324
                                                            ========    ========

Inventories aggregating $66,221,000 and $67,730,000 are stated at LIFO at December 31, 1997 and 1996, respectively.

NOTE D - INTEREST

Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $2,560,000, $2,168,000 and $2,284,000 in 1997,
1996 and 1995, respectively. Interest costs capitalized and the amounts amortized are as follows:

(Dollars in thousands)                        1997        1996       1995
                                             ------     ------      ------
Interest incurred........................... $2,371     $2,103      $2,099
Less capitalized interest...................  1,818        975         446
                                             ------     -----       -------
                                             $  553     $1,128      $1,653
                                             ======    =======      =======

Amortization, included principally
   in cost of sales......................... $  600    $   573      $  578
                                             ======    =======      =======


In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in other assets. The net contract (income) expense, including interest expense recorded in Selling, Administrative and General expenses, was $1,075,000, ($190,000) and $954,000 in 1997, 1996 and
1995, respectively. The related interest expense was $3,081,000, $5,115,000 and $4,788,000, respectively.


NOTE E - DEBT

A summary of long-term debt follows:
                                                                DECEMBER 31
(Dollars in thousands)                                      1997          1996
                                                            ----          ----
9.60% - 9.68% medium-term notes, $5 million
  payable in each of 1997 and 2000.....................   $ 5,000      $10,000
Variable rate industrial development revenue bonds
  payable in installments beginning in 2005.............    3,000        3,000
5.45% - 6.45% industrial development revenue bonds
  payable in equal installments through 2000............    2,400        3,200
Variable rate industrial development
  revenue bonds payable in 2016.........................    8,305        8,305
Variable rate note payable in equal installments
  through 1999 (paid off in 1997).......................        0          253
                                                          -------      -------
4.90% note payable in yen in equal installments
  through 1997 (converted to short-term debt)...........        0          706
                                                          -------      -------
                                                           18,705       25,464
Current portion of long-term debt........................    (800)      (6,604)
                                                          -------      -------
                                                          $17,905      $18,860
                                                          =======      =======



Maturities on long-term debt instruments as of December 31, 1997, are as follows:

  1998............................................................   $      800
  1999............................................................          800
  2000............................................................        5,800
  2001............................................................            0
  2002............................................................            0
  Thereafter......................................................       11,305
                                                                       --------
                                                                     $   18,705
                                                                       ========

The Company has a revolving credit agreement with five banks which provides a maximum availability of $55,000,000 through April 30, 2000. At December 31, 1997, there were no borrowings outstanding against this agreement.

   The Company established a $10,000,000 multi-currency line of credit during 1997. At December 31, 1997 a short-term loan of 513,600,000 yen ($3,948,000) was outstanding.

   Included in short-term debt is $28,077,000 ($19,066,000 at December 31, 1996) outstanding under lines of credit totaling $82,894,000 ($114,612,000 at December 31, 1996). The $82,894,000 lines of credit consist of $40,000,000, $35,519,000 and $7,375,000 of domestic, foreign and precious metal (primarily gold) denominated debt respectively. The domestic lines of $40,000,000 are uncommitted, unsecured and renewed annually. The foreign lines are uncommitted, unsecured and renewed annually. The precious metal facility is secured and renewed annually. Of the amount outstanding, $20,702,000 is payable in foreign currencies and $7,375,000 is denominated in precious metal, primarily gold. Also included in short-term debt is $800,000 representing the current maturity of an industrial development revenue bond. The average rate on short-term debt was 3.0% and 3.5% as of December 31, 1997 and 1996, respectively.

   The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($5,000,000 outstanding at December 31, 1997). The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

   During November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8,305,000 in variable rate industrial revenue bonds, maturing in 2016. The variable rate ranged from 3.32% to 4.79% during 1997.

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

NOTE F - LEASING ARRANGEMENTS

The Company leases warehouse and manufacturing space, and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $4.3 million, $4.7 million and $ 4.1 million during 1997, 1996, and 1995, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1997, are as follows: 1998 - $3.6 million; 1999 - $ 7.6 million; 2000 - $ 7.4 million; 2001 - $7.1 million; 2002 - $ 3.1 million; and thereafter - $22.3 million.

   The Company has agreements for the construction and operating leases of a production facility and certain equipment to be located in that facility. The new facility and related equipment will be owned by third parties and have an estimated cost of $81.1 million. Start-up of this facility, which will be phased in over time, began in the fourth quarter of 1997. Lease payments for the facility continue through 2011 with options for renewal. Lease payments of the related equipment commence in 1999 and continue through the initial lease term expiring in 2001. The Company has options to renew the lease of the equipment for seven one-year periods and to purchase the equipment for its estimated fair value at the end of each term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease.

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


NOTE G - DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE
INFORMATION

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into forward contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of the foreign currency transactions from adverse exchange rate movements. Should the dollar strengthen significantly, the decrease in the value of the foreign currency transactions will be partially offset by the gains on the hedge contracts.

   All hedge contracts mature in two years or less. At year end, the Company was in a net unrealized gain position on its forward contracts that was not material to the Company. Therefore, the fair market value of the forward contracts approximates their nominal value as of the balance sheet date. The contracted amounts of the Company's outstanding forward contracts as of December 31, 1997 and December 31, 1996 were as follows:

(DOLLARS IN THOUSANDS)                                           1997        1996
Currency:                                                     ----------   --------
  Deutschemark...............................................  $  10,650  $   9,300
  Yen........................................................     10,950      7,400
  Sterling....................................................     4,328      8,293
                                                               ---------  ---------
  Total....................................................... $  25,928  $  24,993
                                                               =========  =========


CASH AND CASH EQUIVALENTS

Included in cash equivalents at December 31, 1996 were $12.4 million in variable rate demand notes which are investments in debt securities that are revalued every seven days and puttable to the remarketing agent with seven days' notice. The notes are guaranteed by letters of credit from highly rated financial institutions. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value. There were no investments of this type at December 31, 1997.

LONG- AND SHORT-TERM DEBT

The fair value of the Company's debt (which had a carrying value of $46,782,000) at December 31, 1997 was estimated at $48,289,000 using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996, the fair value of the Company's $44,530,000 of debt was estimated at $45,915,000 using the same procedure.

OTHER SWAP ARRANGEMENTS

The Company has commodity swap agreements to hedge a portion of anticipated copper purchases through 1999. Under these agreements, the Company receives or makes payments based on the difference between a specified price and the market price of copper. The fair value of these contracts at December 31, 1997 was $11.9 million (notional amount $12.9 million).

INTEREST RATE SWAP AGREEMENTS

In December, 1996, the Company entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note F to the Consolidated Financial Statements). The Company has accounted for the swap as a hedge effectively fixing the estimated lease payments through the initial lease term. The fair value of this contract was a negative $1.2 million at December 31, 1997. The fair value approximated the notional value at December 31, 1996.

   In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial revenue development bond. The fair value of this swap at December 31, 1997 and December 31, 1996 approximated its notional value.

NOTE H - CAPITAL STOCK

The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption and conversion, will be determined by the Board of Directors prior to issuance.

   On January 27, 1998, the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of Common Stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. 450,000 unissued shares of Serial Preferred Stock will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividends on an equivalent basis with one hundred shares of Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any person or group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Brush Wellman Common Stock. The rights expire on January 27, 2008, and can be redeemed for 1 cent per right under certain circumstances.

   In May 1997, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of its Common Stock (not to exceed 250,000 shares per year) over a four year period. Through December 31, 1997, the Company repurchased 205,600 shares at a total cost of $4.9 million.

   In December 1995, the Company's Board of Directors authorized a repurchase of up to 1,000,000 shares of its Common Stock. Through December 31, 1996, the Company repurchased 524,400 shares at a total cost of $9,481,000 under this program. In May 1996, the Company's Board of Directors withdrew the authority for additional share re-purchases.

   The 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: performance restricted shares, performance shares, performance units, restricted shares and option rights. In 1997, a total of 9,000 special restricted shares (1,200 were subsequently forfeited) were granted to certain employees. In 1996, a total of 116,653 performance restricted shares and 118,127 performance shares were granted to certain employees. The market value of the performance restricted shares and the performance shares adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period and amounted to $270,000 and $188,000 in 1997 and 1996, respectively.

   Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the 1995 Stock Incentive Plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984 and 1989 stock option plans) were terminated upon shareholder approval of the 1995 Stock Incentive Plan. No further stock awards will be made under the Company's 1979, 1984 and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted.

   The 1990 Stock Option Plan for Non-Employee Directors provides for a one-time grant of 5,000 options to each non-employee director at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation", but applies APB Opinion No. 25 and related interpretation in accounting for its stock incentive plan. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method prescribed by SFAS No. 123 by amortizing the expense over the options' vesting periods, the pro forma net income and earnings per share (E.P.S.) would have been as noted below:

(IN THOUSANDS OF DOLLARS)            1997       1996      1995
Net income           As reported  $25,597    $24,491   $20,689
                       Pro forma  $25,263    $24,255   $20,662
Basic E.P.S.         As reported  $  1.58    $  1.55   $  1.28
                       Pro forma  $  1.56    $  1.53   $  1.28
Diluted E.P.S.       As reported  $  1.56    $  1.53   $  1.27
                       Pro forma  $  1.54    $  1.52   $  1.27

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

The weighted average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $4.99, $5.96 and $5.48 for 1997, 1996 and 1995, respectively. The fair

Notes to Consolidated Statements continued





value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the various grants in 1997, 1996 and 1995:

                                                1997     1996         1995
                                              -------  --------     --------
Risk-free interest rate.....................   6.15%     6.88%       7.75%
Dividend yield..............................   2.00%     2.03%       1.54%
Volatility of stock.........................  29.90%    29.35%      30.90%
Expected life of option..................... 4 years  10 years      4 years

A summary of option activity during the years 1997, 1996 and 1995 follows:

                                                           Range of      Weighted Avg.
                                              Shares    Option Prices   Exercise Price
                                              ------    -------------   --------------
Outstanding at December 31, 1994........    1,578,300   $11.81 to $38.94    $18.58
Granted.................................      210,400   $17.69 to $19.81    $17.74
Exercised...............................      (71,270)  $12.00 to $17.25    $13.77
Canceled................................      (55,690)  $12.00 to $38.94    $29.34
                                            ---------
Outstanding at December 31, 1995........    1,661,740   $11.81 to $38.94    $18.32
Granted.................................       35,000   $18.63 to $19.06    $18.69
Exercised...............................      (93,710)  $12.00 to $15.75    $13.93
Canceled................................      (58,460)  $12.00 to $38.94    $30.98
                                            ---------
Outstanding at December 31, 1996........    1,544,570   $11.81 to $38.94    $18.12
Granted.................................      212,550   $18.13 to $21.81    $18.26
Exercised...............................     (309,696)  $12.00 to $22.06    $16.65
Canceled................................     (107,040)  $13.56 to $38.94    $28.79
                                            ---------
Outstanding at December 31, 1997........    1,340,384   $11.81 to $29.94    $17.62
                                            =========



At December 31, 1997, options for 1,141,774 shares (1,375,730 shares at December 31, 1996) were exercisable with a weighted average remaining life of 5.5 years and 4.9 years for 1997 and 1996, respectively, and a weighted average exercise price of $17.58 and $18.28 for 1997 and 1996, respectively. The outstanding options as of December 31, 1997, may be divided into the following ranges:

   Range of                                          Average
 Option Prices    Outstanding      Exercisable    Remaining Life
$11.81 to $17.69    789,334          724,274           5.06
$18.63 to $25.50    544,050          410,500           6.16
$28.38 to $29.94      7,000            7,000           0.79
                  ---------       ----------
        Total     1,340,384        1,141,774

As of December 31, 1997, there were 194,757 shares (334,112 at December 31,
1996) available for future grants.


NOTE I - INCOME TAXES
Income before income taxes and income taxes are comprised of the following components, respectively:

(DOLLARS IN THOUSANDS)                         1997         1996            1995
Income before income taxes:                  --------      ------          -------
    Domestic................................  $30,993      $28,750         $20,480
    Foreign.................................    4,478        4,427           6,953
                                              -------      -------         -------
     Total before income taxes..............  $35,471      $33,177         $27,433
                                              =======      =======         =======
Income taxes:
  Current income taxes:
    Domestic................................  $ 5,982      $ 7,736         $6,779
    Foreign.................................    2,524        2,089          2,768
                                              -------      -------       --------
      Total current.........................    8,506        9,825          9,547
  Deferred income taxes:
    Principally domestic....................    1,368       (1,139)        (2,803)
                                              -------      -------       --------
      Total income taxes....................  $ 9,874      $ 8,686       $  6,744
                                              =======      =======       ========

A reconciliation of the federal statutory and effective income tax rates follows:

                                                 1997      1996     1995
                                                 ----      ----     ----
Federal statutory rate ......................    35.0%     35.0%    35.0%
State and local income taxes, net
  of federal tax effect......................     1.7       1.1      2.1
Effect of excess of percentage
  depletion over cost depletion..............    (5.5)     (4.9)    (5.5)
Company-owned life insurance.................    (1.5)     (3.6)    (4.9)
Difference due to book and tax basis
  of assets of acquired businesses...........     0.4       1.1      0.4
Taxes on foreign income - net................    (1.2)     (1.2)    (2.2)
Other items..................................    (1.1)     (1.3)    (0.3)
                                                 ----      ----     ----
    Effective tax rate.......................    27.8%     26.2%    24.6%
                                                 ====      ====     ====


Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $935,000, $585,000 and $904,000 of state and local income taxes in 1997, 1996 and 1995, respectively.

        The Company made domestic and foreign income tax payments, net of refunds, of $10,507,000, $11,144,000 and $8,087,000 in 1997, 1996 and 1995,
respectively.

        Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the consolidated balance sheets consist of the following at December 31:

(DOLLARS IN THOUSANDS)                                        1997         1996
                                                            -------      -------
Postretirement benefits other than pensions                 $12,455      $12,391
Alternative minimum tax credit..........................      5,582        5,155
Other reserves..........................................      7,095        6,592
Environmental reserves..................................      1,666        1,236
Inventory ..............................................         --          380
Miscellaneous...........................................        652          744
                                                            -------     --------
Total deferred tax assets...............................     27,450       26,498

Depreciation............................................     (9,765)      (9,693)
Pensions................................................     (3,946)      (3,851)
Mine development........................................     (4,139)      (2,005)
Capitalized interest expense............................     (1,179)      (1,358)
Inventory ..............................................       (198)       --
                                                            -------     --------
Total deferred tax liabilities..........................    (19,227)     (16,907)
                                                            --------    --------
Net deferred tax asset .................................    $ 8,223     $  9,591
                                                            ========    ========



NOTE J - EARNINGS PER SHARE

Years ended December 31, 1997, 1996, and 1995.

The following table sets forth the computation of basic and diluted earnings per share (E.P.S.):

                                                1997            1996                1995
                                            -----------       ---------          ----------
Numerator for basic and diluted E.P.S.:
  Net income............................    $25,597,000     $24,491,000        $ 20,689,000
Denominator:
  Denominator for basic E.P.S.
    Weighted-average shares
      outstanding.......................     16,214,718      15,846,358          16,159,508
  Effect of diluted securities:
    Employee stock options..............        194,189         112,440             129,859
    Performance restricted stock .......         18,680          12,857                 428
    Special restricted stock............          1,881           8,826                 --
                                            -----------       ---------          ----------
    Diluted potential common shares.....        214,750         134,123             130,287
  Denominator for diluted E.P.S.
    Adjusted weighted-average shares
      outstanding.......................     16,429,468      15,980,481          16,289,795
                                            ===========      ==========          ==========
Basic E.P.S.............................          $1.58           $1.55               $1.28
                                            ===========       =========          ==========
Diluted E.P.S...........................          $1.56           $1.53               $1.27
                                            ===========       =========          ==========

NOTE K - PENSIONS

The Company and its subsidiaries have noncontributory pension plans covering substantially all U.S. employees. Plans provide benefits based on the participants' years of service and compensation or stated amounts for each year of service. The Company's funding policy is to make the minimum actuarially computed annual contributions required by applicable regulations. No contributions were made in 1997, 1996 or 1995.

        A summary of the components of net periodic pension cost (credits) for pension plans follows (in thousands):


DEFINED BENEFIT PLANS:                          1997       1996       1995
  Service cost-benefits earned
    during the year........................  $ 2,509     $2,591        $ 1,942
  Interest cost on projected
    benefit obligation.....................    4,916      4,958          4,512
  Actual return (increase)/decrease
    on plan assets.........................  (15,433)   (11,084)       (12,684)
  Net amortization and deferral............    7,903      3,890          5,759
                                             -------    -------        -------
    Total (credit) expense.................  $  (105)   $   355        $  (471)
                                             =======    =======        =======


The following table sets forth the funded status of the Company's plans and the amounts recognized in the consolidated balance sheets at December 31 (in thousands):

                                                             PLANS WHOSE ASSETS
                                                              EXCEED ACCUMULATED
                                                                  BENEFITS
                                                                1997      1996
                                                             -------     ---------
Actuarial present value of benefit obligations:
Vested benefit obligation..................................  $54,983     $  51,898
                                                             =======     =========
Accumulated benefit obligation...........................    $58,688     $  56,288
                                                             =======     =========
Plan assets at fair value....................................$96,372     $  84,819
Projected benefit obligation..............................   (70,665)      (68,264)
                                                             -------     ---------
Plan assets in excess of projected benefit obligation....     25,707        16,555
Unrecognized net (gain) or loss..........................    (13,772)       (3,577)
Unrecognized net assets, at date of adopting
  SFAS 87, net of amortization............................    (3,308)       (4,015)
Unrecognized prior service cost..........................      2,980         2,365
                                                             -------     ---------
Net pension asset recognized at December 31.... ..........   $11,607     $  11,328
                                                             =======     =========

Assumptions used in accounting for the pension plans were:

                                                            1997     1996    1995
                                                            ----     ----    ----
Weighted-average discount rate............................  7.25%     7.50%   7.25%
Rate of increase in compensation levels...................     5%        5%      5%
Expected long-term rate of return on assets...............     9%        9%      9%

Plan assets consist primarily of listed common stocks, corporate and government bonds and short-term investments.

        The Company also has accrued unfunded retirement arrangements for certain U.S. employees and directors. At December 31, 1997, the projected benefit obligation was $2,041,000 ($1,910,000 in 1996). A corresponding accumulated benefit obligation of $1,835,000 ($1,747,000 in 1996) has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

   The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contribution was $2,207,000 in 1997, $1,844,000 in 1996 and $1,683,000
in 1995.

NOTE L - OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's defined benefit pension plans and deferred contribution plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and spouses, excluding those of subsidiaries. Employees hired on or after January 3, 1994 are not eligible for postretirement health benefits. The Company also provides medical benefits to certain retired employees and spouses from an operation that was divested in 1985.

   Covered employees become eligible at age 55 with 10 years of service. Certain employees, excluding those of subsidiaries, who retired after June 30, 1992 receive credits, based on years of service up to 30, to be used toward the purchase of medical benefits. Contributions toward the cost of medical benefits are required from retirees with less than 30 years of service and also for increases in the cost of medical benefits due to inflation. Employees who retired prior to July 1, 1992 generally had less stringent eligibility criteria and contribution rates, and account for the majority of the postretirement benefit obligation.

   The following table presents the plan's funded status and the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                                DECEMBER 31,
                                                              1997       1996
                                                              ----       ----
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees..............................................  $21,505      $22,477
    Fully eligible active plan participants...............    5,382        5,371
    Other active plan participants........................    3,888        3,995
                                                            -------      -------
                                                             30,775       31,843
Plan assets...............................................      --          --
Unrecognized net gain/(loss)..............................    5,875        4,612
                                                            -------      -------
Accrued postretirement benefit obligation.................  $36,650      $36,455
                                                            =======      =======

Net periodic postretirement benefit cost includes the following components (in thousands):

                                                           1997     1996        1995
                                                           ----     ----        ----
Service cost..........................................   $   312  $   385     $  304
Interest cost.........................................     2,174    2,277      2,409
Amortization of (gain)/loss...........................      (230)     (25)      (140)
                                                          ------   ------     ------
Net periodic postretirement benefit cost    ..........    $2,256   $2,637     $2,573
                                                          ======   ======     ======




The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) used in determining the accumulated postretirement benefit obligation as of December 31, 1997 is 6.25% for retirees age 65 and over and 8.00% for retirees under age 65 in 1998, and both are assumed to decrease gradually to 4.75% until 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,773,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $121,000. This increase would apply only to employees who retired prior to July 1, 1992.

   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1997, 7.50% at December 31, 1996 and 7.25% at December 31, 1995.

NOTE M - CONTINGENCIES AND COMMITMENTS

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

   The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company established undiscounted reserves of $5.1 million at December 31, 1997 ($4.0 million at December 31, 1996). These reserves cover existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated. The current portion of the reserve is included in the balance sheet as other liabilities and accrued items while the long-term portion is included under other long-term liabilities.

   As of December 31, 1997, the Company has outstanding commitments of $8.2 million to purchase capital equipment.

Note N - OPERATIONS BY GEOGRAPHIC AREA
Years ended December 31, 1997, 1996 and 1995
(Dollars in thousands)


                                                                                                 1997
                                                                    --------------------------------------------------------------
                                                                      OPERATIONS    INTERNATIONAL
                                                                        IN THE       DISTRIBUTION    ADJUSTMENTS &
                                                                    UNITED STATES    SUBSIDIARIES     ELIMINATIONS   CONSOLIDATED
                                                                    -------------    ------------    --------------  -------------

Sales to unaffiliated customers....................................   $345,100          $ 88,701                       $433,801
Transfers between operations.......................................     62,844                            ($62,844)
                                                                      --------           -------          --------     --------
    Net Sales......................................................   $407,944           $88,701          ($62,844)    $433,801
                                                                      ========           =======          ========     ========

Operating profit (loss) ...........................................   $ 33,438           $ 4,888          ($ 2,302)    $ 36,024
                                                                      ========           =======          ========
Interest expense...................................................                                                        (553)
                                                                                                                       --------
    Income before income taxes.....................................                                                      35,471
                                                                                                                       ========
Identifiable assets at December 31, 1997...........................   $321,760           $45,606          ($ 4,449)    $362,917
                                                                      ========           =======          ========

Corporate assets...................................................                                                      20,935
                                                                                                                       --------
    Total assets at December 31, 1997..............................                                                    $383,852
                                                                                                                       ========


                                                                                                 1996
                                                                     ------------------------------------------------------------
                                                                       OPERATIONS    INTERNATIONAL
                                                                         IN THE       DISTRIBUTION  ADJUSTMENTS &
                                                                     UNITED STATES    SUBSIDIARIES   ELIMINATIONS    CONSOLIDATED
                                                                     -------------    -------------  -------------   -------------
Sales to unaffiliated customers....................................   $ 301,451        $ 74,828                         $ 376,279
Transfers between operations.......................................      43,190                        ($43,190)
                                                                      ---------        --------         -------         ---------
    Net Sales......................................................   $ 344,641        $ 74,828        ($43,190)        $ 376,279
                                                                      =========        ========         =======         =========
Operating profit (loss) ...........................................   $  29,591        $  4,783        ($    69)        $  34,305
                                                                      =========        ========         =======         =========
Interest expense...................................................                                                        (1,128)
                                                                                                                        =========
    Income before income taxes.....................................                                                     $  33,177
Identifiable assets at December 31, 1996...........................    $298,832         $43,812        ($ 5,237)        $ 337,407
                                                                      =========        ========         =======         =========
Corporate assets...................................................                                                        18,372
                                                                                                                        ---------
    Total assets at December 31, 1996..............................                                                     $ 355,779
                                                                                                                        =========


                                                                                                    1995
                                                                     ------------------------------------------------------------
                                                                       OPERATIONS    INTERNATIONAL
                                                                         IN THE       DISTRIBUTION  ADJUSTMENTS &
                                                                     UNITED STATES    SUBSIDIARIES   ELIMINATIONS    CONSOLIDATED
                                                                     --------------   -------------  -------------   -------------
Sales to unaffiliated customers......................................     $278,455         $91,163                     $369,618
Transfers between operations.........................................       54,065                     ($54,065)
                                                                          --------         -------     --------        --------
    Net Sales........................................................     $332,520         $91,163     ($54,065)       $369,618
                                                                          ========         =======     ========        ========
Operating profit (loss) .............................................     $ 24,932         $ 7,378      ($3,224)       $ 29,086
                                                                          ========         =======     ========        ========
Interest expense.....................................................                                                    (1,653)
                                                                                                                       ========
    Income before income taxes.......................................                                                  $ 27,433
Identifiable assets at December 31, 1995.............................     $287,977         $44,718    ($  4,835)       $327,860
                                                                          ========         =======     ========        ========
Corporate assets.....................................................                                                     3,993
                                                                                                                       --------
    Total assets at December 31, 1995................................                                                  $331,853
                                                                                                                       ========



Transfers between operations are accounted for in the same manner as sales to unaffiliated customers. Corporate assets are principally cash and cash equivalents, property, plant and equipment, and investments.

        Total international sales were $142,423,000 in 1997, $108,402,000 in 1996, and $127,289,000 in 1995. These are comprised of exports from United States operations and direct sales by international distribution subsidiaries, primarily in Europe. Most of these sales represent products manufactured in the United States.

Export sales from United States operations amounted to $53,722,000 in 1997, $33,574,000 in 1996, and $36,126,000 in 1995.

NOTE O - QUARTERLY DATA (UNAUDITED)
Years ended December 31, 1997 and 1996
(Dollars in thousands except per share amounts)

                                                                                   1997
                                                        ------------------------------------------------------------------
                                                         First        Second       Third          Fourth
                                                        Quarter      Quarter      Quarter         Quarter         Total
                                                        -------    ----------    -----------    -----------    -----------

Net Sales.............................................. $99,688    $  113,374    $   109,073    $   111,666    $   433,801
Gross Profit............................................ 25,691        29,786         27,227         30,305        113,009
   Percent of Sales ...................................    25.8%         26.3%          25.0%          27.1%          26.1%
Net Income ............................................   6,490         7,489          3,989          7,629         25,597
Earnings Per Share of Common Stock:
   Basic ..............................................    0.40          0.46           0.25           0.47           1.58
   Diluted ............................................    0.40          0.46           0.24           0.46           1.56
Dividends Per Share of Common Stock ...................    0.11          0.11           0.12           0.12           0.46
Stock price range
   High...............................................    19.25         22.13          26.81          25.87
   Low .................................................. 16.25         17.75          20.94          23.06

                                                                                  1996
                                                        --------------------------------------------------------------------
                                                         First        Second           Third          Fourth
                                                        Quarter       Quarter         Quarter         Quarter        Total
                                                        -------       --------        -------         -------      --------
Net Sales.............................................  $93,801       $104,349        $88,312         $89,817      $376,279
Gross Profit............................................ 24,793         31,649         23,728          28,396       108,566
   Percent of Sales.....................................   26.4%          30.3%          26.9%           31.6%         28.9%
Net Income..............................................  5,155          8,144          4,565           6,627        24,491
Earnings Per Share of Common Stock:
   Basic................................................   0.33           0.52           0.29            0.41          1.55
   Diluted..............................................   0.32           0.51           0.29            0.41          1.53
Dividends Per Share of Common Stock.....................   0.10           0.10           0.11            0.11          0.42
Stock price range
   High................................................   19.88          19.38          20.50           19.50
   Low.................................................   17.00          17.25          17.88           16.13

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS



Board of Directors and Shareholders
Brush Wellman Inc.

We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP

Cleveland, Ohio
January 27, 1998


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


/s/ Carl Cramer
Carl Cramer
Vice President Finance and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS




FORWARD-LOOKING INFORMATION
Portions of narrative set forth in this Annual Report that are not historical in nature are forward-looking statements. The Company's actual future performance may differ from that contemplated by the forward-looking statements as a result of a variety of factors that include, in addition to those mentioned elsewhere herein, the condition of the markets which the Company services, the success of the Company's strategic plans, the timely and successful completion of pending capital expansions and the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no materially adverse effects.


RESULTS OF OPERATIONS
1997 TO 1996 COMPARISON
Sales in 1997 were a record $433.8 million, a 15% improvement over 1996 sales of $376.3 million. Sales have increased for five consecutive years, establishing record highs in each of the past four years. Diluted earnings per share grew to $1.56 in 1997 from $1.53 in 1996.

    Metal Systems sales, which are approximately 70% of total sales, increased in 1997 over 1996. The primary markets for these products are telecommunications, automotive and electronics. Aerospace, defense and plastic tooling are smaller, but important markets as well. Major products included in Metal Systems are beryllium, beryllium alloy strip and bulk and engineered materials. These products offer a wide variety of performance characteristics that are ideal in high reliability applications, and enable customers to improve efficiencies and lower costs. Depending upon their form and application, these products can provide superior electrical conductivity, formability, wear resistance and high strength and hardness. Applications for these materials include connectors, switches, relays, mold tooling, bushings, contacts and structural components.

    Alloy strip sales posted significant gains in 1997 over 1996 in the domestic and international markets. Pounds shipped increased at a higher rate than the sale values as a large portion of the additional sales was in relatively lower priced alloys. The translation rate differences also adversely affected international sales. Strip production was near capacity for most of the year. The new casting facility in Elmore, Ohio, part of the three-year $117 million alloy expansion project, started up on schedule late in the fourth quarter 1997. In addition to increasing capacity, this equipment is designed to lower costs and improve quality of beryllium alloy products. The strip mill portion of the expansion project is scheduled to be completed in the summer of 1998.

    Sales of alloy bulk products declined year on year due to lower sales to the recreation and leisure market. The Company has now developed new alloys and marketing strategies in attempts to regain its share in this profitable, but somewhat seasonal and inconsistent, market. Bulk product sales to other markets increased slightly in 1997 over 1996. To augment the markets served by its traditional beryllium alloy bulk products, the Company recently completed construction of a new facility in Lorain, Ohio, to produce a specialty family of non-beryllium containing alloys in rod, bar and tube form. Production in limited quantities began in the fourth quarter 1997 and the facility is anticipated to be fully operational in 1998.

    Sales of engineered material systems once again demonstrated strong growth in the current year continuing a five-year trend of improving revenues and profits. Engineered material systems include clad inlay or overlay metals, contour profiling of metals, electron beam welded metal systems, precious and base metal electroplating and solder-coated metal systems, or any combinations of these systems. Capital investments to support and expand these product offerings were made in 1997 and are planned to continue in 1998.

    Beryllium sales also grew in 1997 from 1996. AlBeMet(R) sales, while still relatively small, increased in the current year and the Company is encouraged by its potential commercial applications. Investment cast products also offer an opportunity for growth. Beryllium metal sales, primarily for defense applications, were flat year on year.

    Sales of Microelectronic Group products, which include precious metals, ceramics and thick film circuits, increased dramatically in 1997 from 1996 to account for approximately 30% of the Company's total sales. The majority of the sales growth was in precious metals, primarily physical vapor deposition targets used in the optical data storage and hybrid electronic markets. Revenues from the Company's gold refining operations increased in 1997 as well. Because of the high precious metal content, the cost of which is passed through to customers, these sales have a lower margin percent than the average margins earned on the Company's other products. While profitable, the large increase in precious metal sales has the effect of lowering the Company's overall gross margin percent.

    Ceramic sales were higher in 1997 than 1996 on the strength of additional base beryllia ceramic sales to the telecommunications market. Direct bond copper sales increased slightly, but their profitability remained disappointing. Thick film circuit sales from Circuits Processing Technology, Inc. ("CPT") were a minor contributor to the increased sales in 1997 from 1996.

    International operations consist of distribution centers in Germany, England and Japan, a marketing office in Singapore and a precious metal finishing facility in Singapore. In addition, in 1997, the Company entered into a joint venture in Singapore to provide slitting and distribution facilities for beryllium alloys. Sales by international operations totaled $88.7 million in 1997 compared to $74.8 million in 1996. Sales by these operations are predominantly in their respective currencies while the majority of the underlying cost of sales is incurred in dollars. In 1997, the U.S. dollar on average strengthened 11% against the yen and 14% against the deutschmark from 1996, thereby reducing the comparative translated value of these sales and resulting margins. The dollar's value against the yen and the deutschmark was higher at December 31, 1997 than the average value for 1997. Direct exports to unaffiliated customers were $53.7 million in 1997 and $33.6 million in 1996. The majority of these sales are to North America and western Europe and are denominated in dollars. International markets are essentially the same as in the U.S.

     As outlined in Note G to the Consolidated Financial Statements, the
Company has a foreign currency hedge program to protect against adverse currency movements. Should the dollar strengthen significantly, the decrease in value of foreign currency transactions will be partially offset by gains on the hedge contracts. As of December 31, 1997, outstanding hedge contracts totaled $25.9 million, compared to $25.0 million at year end 1996.

    Gross margin was $113.0 million in 1997, a gain of $4.4 million from 1996. However, the margin percentage declined to 26.1% of sales from 28.9%. The two major causes for the decline in the percentage were the effects of the stronger dollar and the large increase in precious metal products that carry smaller margins as previously discussed. Capacity constraints at several facilities created additional cost pressures (increased overtime, limited availability of the optimal equipment, etc.). Tempering these effects was the increase in beryllium strip sales earning greater margins. The Utah beryllium extraction facility operated at very efficient levels in 1997. The cost of copper, typically passed through to beryllium alloy customers, was essentially flat year on year. Selling prices in general were fairly stable during 1997.

    Selling, administrative and general expenses were $69.0 million or 15.9% of sales in 1997 compared to $65.0 million or 17.2% of sales in 1996. Costs associated with the start-up of the new facility in Lorain, Ohio and charges for the company-owned life insurance program were two main causes for the increase. The expense portion of the new computer based information system project, begun in 1996, continued into 1997.

    Research and development (R&D) expenses were $7.7 million or 1.8% of sales in 1997, a decline from $8.3 million or 2.2% of sales in 1996. Expenses were lower in 1997 in part because of reimbursements for R&D work performed under government contracts. Additionally, two major initiatives in 1996 achieved their objectives in early 1997 and, therefore, caused a reduction in expenditures. The Company is planning on increasing its investment and staffing in R&D in order to continue developing new products and technologies.

    Other-net expense was $0.3 million in 1997 and $1.0 million in 1996. Foreign currency hedge gains were higher in 1997 than 1996 while goodwill expense was lower in 1997. Partially offsetting these benefits was an increase in the cost of financing the consigned platinum and palladium stocks that support a portion of the precious metal business. Major disruptions to the supply of metal in the international markets in the summer of 1997 caused the higher rates. By the end of 1997, financing rates had significantly declined, although they still were higher than the typically nominal rates of prior years. The Company has taken additional measures to reduce its exposures.

    Interest expense was $0.6 million in 1997 versus $1.1 million in 1996 net of capitalized interest associated with long-term capital projects of $1.9 million in 1997 and $1.0 million in 1996. The higher incurred interest expense in 1997 was the result of increased borrowings, as the weighted average interest rate declined slightly in 1997 from 1996.

    Income before income taxes was $35.5 million in 1997, an increase of $2.3 million from 1996. As explained above, this improvement was due to higher sales volume generating an increase in margin that was partially offset by an unfavorable currency effect and higher expenses.

    The Company's effective tax rate was 27.8% of pre-tax earnings in 1997 compared to 26.2% in 1996. Higher earnings and a decreased tax benefit from the company-owned life insurance program caused the increase in the rate. Adjustments to the statutory tax rate are detailed in Note I to the Consolidated Financial Statements.

    Comparative basic earnings per share were $1.58 in 1997 and $1.55 in 1996. Diluted earnings per share were $1.56 in 1997 and $1.53 in 1996. All earnings per share calculations have been restated to comply with SFAS No. 128, which revised the methodology for determining the weighted average shares outstanding. (See Note J to the Consolidated Financial Statements for a reconciliation of basic and diluted earnings per share.)

1996 TO 1995 COMPARISON

Worldwide sales in 1996 were $376.3 million compared to $369.6 million achieved in 1995. The revenue growth came primarily from domestic beryllium alloy products and engineered material systems. The resulting profits grew faster than sales, as diluted earnings per share were $1.53 in 1996, an improvement of 20% over the prior year.

    Worldwide sales of beryllium alloys increased in 1996 over 1995. Domestically, sales of beryllium copper precision strip, rod and wire were higher as shipments to the automotive electronics and telecommunications markets grew. Sales of bulk products (bar, tube, plate, custom fabricated parts) also increased in 1996, further penetrating the aerospace, plastic tooling and various industrial markets. The recreation and leisure market emerged as a potentially large application for bulk products; however, with a limited customer base, sales into this market are seasonal and inconsistent from year to year.

    International sales of beryllium alloys declined in 1996 compared to 1995 as a result of softening economic conditions in Germany and other portions of western Europe. The sales growth in Japan and the Pacific rim slowed down from recent years, but modest improvements were still recorded. The stronger dollar in 1996 relative to 1995 also contributed to the reported international sales decline, as foreign currency sales are translated into fewer dollars compared to 1995. The domestic beryllium alloy growth more than offset the international decline.

    Sales of engineered material systems grew in 1996 over 1995. The gains came primarily from the telecommunications market, with some additional contribution from the automotive market as well. Semiconductor shipments were quite strong in the first part of the year, but a major market slow down adversely affected second half sales.

    Precious metal sales were down in 1996 from 1995's levels, but sales in the second half 1996 were higher than in the second half 1995. An anticipated decline in frame lid assemblies occurred due to a major customer's re-design to a non-precious metal material in the second quarter 1995. Efforts to broaden the product offering have been successful through the continued development of physical/vapor deposition products and services and high temperature braze alloys. Fine wire sales remained minor. International sales declined in 1996 from 1995, reflecting the drop-off in frame lid assembly shipments.

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

    CPT was acquired in late October 1996 by the Company and contributed a minor amount to sales and profits. CPT, which produces thick film circuits using a proprietary etching process, gives the Company an additional entree into the micro-electronics market.

    Sales from international operations totaled $74.8 million in 1996 compared to $91.2 million in 1995. Direct exports to unaffiliated customers totaled $33.6 million in 1996 and $36.1 million in 1995.

    Cost of sales declined by $1.0 million in 1996 from 1995 on higher sales, resulting in a $7.7 million improvement in gross profit. Improved operating efficiencies, including higher yields on certain products, better utilization of available capacity, effective use of recycled materials and strong cost control measures, increased the gross margin to 28.9% of sales in 1996 from 27.3% in 1995. Stable prices and product mix helped to offset the negative margin impact of the stronger dollar. The lower copper cost in 1996, as compared to 1995, was passed through to the customer and thus had no impact on gross margin.

    Selling, administrative and general expenses of $65.0 million represent a 4% increase over the prior year. Expenses associated with the first phase of implementing an enterprise-wide information system caused a portion of the increase. The project will carry over into 1997 and beyond. Additional administrative and legal expenses were incurred to support and structure the alloy expansion project and the related financial arrangements. Compensation plans carried higher costs in 1996 and certain sales volume related expenses increased in 1996 as well.

    Research and development (R&D) expenses grew to $8.3 million or 2.2% of sales in 1996 from $7.8 million or 2.1% of sales in 1995. The increase is predominantly from efforts to develop a new high quality, low cost precision beryllium copper strip and in-house investment casting technology. The R&D staffing was also increased. Expenditures on non-beryllium alloy R&D were flat.

    Other-net expense was $1.0 million in 1996 and $1.3 million in 1995. Foreign currency gains account for the improvement.

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

    An effective tax rate of 26.2% of pre-tax earnings was used in 1996, an increase from the 24.6% rate in 1995. Increased pre-tax earnings, reduced foreign tax benefits and a reduction in the allowable tax benefits from the Company-owned life insurance program as a result of a change in the tax law caused the higher rate. Adjustments to the statutory tax rate are detailed in
Note I to the Consolidated Financial Statements.

    Comparative basic earnings per share were $1.55 in 1996 and $1.28 in 1995 and diluted earnings per share were $1.53 in 1996 and $1.27 in 1995.

FINANCIAL POSITION

CAPITAL RESOURCES AND LIQUIDITY

Cash flow from operations was $40.4 million in 1997 down from $45.0 million in 1996. Accounts receivable increased $12.7 million since the prior year end as a result of the 24% growth in fourth quarter sales; the collection period remains essentially unchanged. Inventory declined by $3.7 million in large part as a result of the strong demand for the Company's products. The cash balance at December 31, 1997, was $7.2 million compared to $31.7 million at the prior year end. As discussed below, the increase in capital expenditures is the main cause for the decline in cash.

    The aforementioned $117 million alloy expansion project begun in 1996 is being financed, in part, by two operating leases totaling approximately $81.1 million (See Note F to the Consolidated Financial Statements). Payments under the facility lease began in December 1997 and payments under the equipment lease will begin in 1999. Equipment lease payments are graduated to increase over time.

    Capital expenditures for property, plant and equipment totaled $53.2 million, excluding items under lease. Included in this total is the construction cost of the new manufacturing facility in Lorain, Ohio, which was financed in part by tax-advantaged industrial revenue bonds, a portion of the alloy expansion project in Elmore, Ohio, and new plating lines and related equipment at the Lincoln, Rhode Island facility. Capital expenditures in 1997 were significantly higher than in recent years and expenditures in 1998 are anticipated to approximate 1997's level.

    New bertrandite mine pits in Utah were developed at a total cost of $13.2 million, including $3.7 million expended in 1996. The pits have an average life of four to five years.

    In 1996, the Company initiated a project to implement a new computer-based information system replacing the majority of its older systems. The new system was designed primarily to improve the efficiency of information flow, but it also mitigates the requirements to make numerous legacy systems year 2000 compliant. The new system is anticipated to be substantially implemented by the end of 1998 and have a capitalized cost of approximately $15 million. Year 2000 compliant costs for the remaining legacy systems are estimated at approximately five cents per share in 1998. The Company anticipates that the majority of its systems will be year 2000 compliant by the end of 1998. The Company does not believe it is materially dependent upon any vendor or customer who may have a year 2000 compliance problem.

    Short-term debt at year end 1997 was $28.9 million, an increase of $3.2 million from the prior year end. Included in this amount is $0.8 million of the current portion of long-term debt with the balance denominated in precious metals and foreign currencies to provide hedges for assets so denominated. Credit lines amounting to $54.8 million are available for additional borrowing. The precious metal facility is committed, secured and renewed annually. All other lines are uncommitted, unsecured and renewed annually.

    Long-term debt on the balance sheet was $17.9 million at December 31, 1997, compared to $18.9 million at December 31, 1996. Long-term available financial resources include $70 million of medium-term notes and $55 million under a revolving credit agreement.

    The Company repurchased 205,600 shares of Common Stock at a cost of $4.9 million in 1997 under a program authorized by the Board of Directors in the second quarter 1997. The purpose of the program is to help offset the dilutive effect of exercisable stock options and other stock-based compensation. Common stock was used to acquire CPT in the fourth quarter 1996, increasing the number of outstanding shares. Dividends paid in 1997 were $7.3 million, an increase of $0.8 million from 1996. The quarterly dividend per share increased to $0.12 from $0.11 in the third quarter 1997 following a similar increase in the third quarter 1996.

    Funds being generated from operations plus the available borrowing capacity are believed adequate to support operating requirements, capital expenditures, remediation projects, dividends and small acquisitions. Excess cash, if any, is invested in money market instruments and other high quality investments.

    Cash flow from operating activities in 1996 was $45.0 million. Cash balances increased $2.2 million while total balance sheet debt increased $4.8 million during 1996. Capital expenditures and mine development expenditures were $30.5 million in 1996. The Company re-purchased $6.7 million of Common Stock and paid $6.5 million in dividends in 1996.

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


                                                1997       1996         1995         1994      1993
                                                ----       ----         ----         ----      ----
Proven bertrandite
  ore reserves at
  year end (thousands
  of dry tons) ..........................       6,924       6,763       6,927        6,747    6,786
Grade % beryllium.........................      0.249%      0.249%      0.249%       0.251%   0.251%
Probable bertrandite
  ore reserves at
  year-end (thousands
  of dry tons) ............................     6,750       7,432       7,346        7,559    7,594
Grade % beryllium..........................     0.277%      0.281       0.281        0.279    0.279%
Bertrandite ore
  processed (thousands
  of dry tons, diluted) ...................       110          97          96           79       92
Grade % beryllium,
  diluted..................................     0.229%      0.236%      0.232%       0.240%   0.232%


INFLATION AND CHANGING PRICES

The prices of certain major raw materials, including copper, nickel, gold and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials and competitive pricing affect the Company's ability to offset wage and benefit increases. The Company employs the last-in, first-out (LIFO) inventory valuation method domestically to more closely match current costs with revenues.

ENVIRONMENTAL MATTERS

As indicated in Note M to the Consolidated Financial Statements, the Company maintains an active program of environmental compliance. For projects involving remediation, estimates of the probable costs are made and the Company has reserved $5.1 million at December 31, 1997 ($4.0 million at December 31, 1996). This reserve covers existing and currently foreseen projects.

SELECTED FINANCIAL DATA

  Brush Wellman Inc. and Subsidiaries
  (Dollars in thousands except per share amounts)


                                                             1997          1996        1995         1994         1993
                                                             ----          ----        ----         ----         ----
FOR THE YEAR
Net Sales............................................     $433,801     $376,279    $369,618     $345,878     $295,478
Cost of sales........................................      320,792      267,713     268,732      253,938      227,686
Gross profit.........................................      113,009      108,566     100,886       91,940       67,792
Operating profit.....................................       36,024       34,305      29,086       25,098       10,658
Interest expense.....................................          553        1,128       1,653        2,071        2,952
Income (loss) from continuing operations
  before income taxes................................       35,471       33,177      27,433       23,027        7,706
Income taxes (benefit)...............................        9,874        8,686       6,744        4,477        1,248
Net Income (loss) ...................................       25,597       24,491      20,689       18,550        6,458
Earnings Per share of Common Stock:
   Basic Net Income (loss)...........................         1.58         1.55        1.28         1.15         0.40
   Diluted Net Income (loss).........................         1.56         1.53        1.27         1.15         0.40
Dividends Per share of Common Stock..................         0.46         0.42        0.36         0.26         0.20
Depreciation and amortization........................       19,329       22,954      20,911       19,619       21,720
Capital expenditures.................................       53,155       26,825      24,244       17,214       11,901
Mine development expenditures........................        9,526        3,663         787          543          814

YEAR-END POSITION
Working Capital......................................      100,599      128,172     125,156      116,708      105,272
Ratio of current assets to current liabilities.......    2 .3 to 1     2.9 to 1    2.9 to 1     2.8 to 1     3.1 to 1
Property and equipment:
   At cost...........................................      463,689      404,127     374,367      350,811      337,342
   Cost less depreciation and impairment.............      173,622      130,220     121,194      116,763      118,926
Total assets.........................................      383,852      355,779     331,853      317,133      293,372
Other long-term liabilities..........................       48,025       47,271      45,445       43,354       40,663
Long-term debt.......................................       17,905       18,860      16,996       18,527       24,000
Shareholders' equity.................................      236,813      219,257     200,302      186,940      172,075
Book value per share
   Basic.............................................        14.60        13.84       12.40        11.61        10.70
   Diluted...........................................        14.41        13.72       12.30        11.57        10.69
Average Number of shares of stock outstanding
   Basic.............................................   16,214,718   15,846,358  16,159,508   16,102,350   16,087,250
   Diluted...........................................   16,429,468   15,980,481  16,289,795   16,156,159   16,093,696
Shareholders of record...............................        2,329        2,407       2,351        2,521        2,566
Number of employees..................................        2,160        1,926       1,856        1,833        1,803

                                                              1992         1991         1990         1989         1988         1987
                                                              ----         ----         ----         ----         ----         ----
FOR THE YEAR
Net Sales............................................     $265,034     $267,473     $297,390     $317,828     $345,838     $307,571
Cost of sales........................................      192,944      202,080      212,841      233,165      239,554      211,885
Gross profit.........................................       72,090       65,383       84,549       84,663      106,284       95,686
Operating profit.....................................       16,949      (57,354)      28,132       29,195       54,704       48,788
Interest expense.....................................        3,206        3,755        3,359        2,860        2,843        2,965
Income (loss) from continuing operations
  before income taxes................................       13,743      (61,109)      24,773       26,335       51,861       45,823
Income taxes (benefit)...............................        3,243      (17,091)       7,214        7,793       19,344       19,658
Net Income (loss) ...................................       10,500      (44,018)      17,559       18,542       32,517       26,165
Earnings Per share of Common Stock:
   Basic Net Income (loss)...........................         0.65        (2.74)        1.09         1.10         1.79         1.39
   Diluted Net Income (loss).........................         0.65        (2.74)        1.09         1.10         1.79         1.39
Dividends Per share of Common Stock..................         0.26         0.59         0.71         0.67         0.63         0.59
Depreciation and amortization........................       20,180       22,759       24,070       24,077       23,405       22,098
Capital expenditures.................................       13,604       13,605       16,160       19,946       22,645       18,464
Mine development expenditures........................          848        6,389        5,699          259          503          581

YEAR-END POSITION
Working Capital......................................       88,616       80,427       87,570       78,346       92,530      109,063
Ratio of current assets to current liabilities.......     2.5 to 1     2.2 to 1     2.4 to 1     2.1 to 1     2.4 to 1     2.6 to 1
Property and equipment:
   At cost...........................................      332,971      321,981      307,088      292,708      279,927      266,543
   Cost less depreciation and impairment.............      127,991      132,579      143,635      141,639      143,180      144,829
Total assets.........................................      310,039      307,296      338,982      338,279      357,751      367,473
Other long-term liabilities..........................       40,332       38,029        9,356        9,087        9,547       10,333
Long-term debt.......................................       33,808       34,946       26,673       21,076       29,908       25,481
Shareholders' equity.................................      168,824      162,264      215,891      211,769      232,840      242,673
Book value per share
   Basic.............................................        10.50        10.10        13.40        12.60        12.82        12.90
   Diluted...........................................        10.48        10.09        13.40        12.59        12.81        12.88
Average Number of shares of stock outstanding
   Basic.............................................   16,080,554   16,069,902   16,108,479   16,805,701   18,159,338   18,815,020
   Diluted...........................................   16,111,090   16,080,568   16,116,210   16,820,735   18,173,092   18,840,193
Shareholders of record...............................        2,762        3,116        3,446        3,820        4,014        4,212
Number of employees..................................        1,831        1,943        2,079        2,160        2,602        2,564


See notes to consolidated financial statements.

BRUSH WELLMAN INC.


DIRECTORS


Albert C. Bersticker (2),(3),(4)
Chairman and Chief Executive Officer,
Ferro Corporation

Charles F. Brush, III (1), (4)
Personal Investments

David L. Burner (1), (4)
Chairman and Chief Executive Officer,
BF Goodrich Co.

Gordon D. Harnett (2)
Chairman of the Board
President and Chief Executive Officer
Brush Wellman Inc.

Joseph P. Keithley (3), (4)
Chairman, President and CEO
Keithley Instruments, Inc.

William P. Madar (1), (2), (3), (4)
Chairman of the Board,
Nordson Corporation

Robert M. McInnes (2), (3), (4)
Retired President and Chief Executive Officer,
Pickands Mather & Co.

William R. Robertson (1), (4)
Managing Partner
Kirtland Capital Partners

John Sherwin, Jr. (1), (2), (4)
President, Mid-Continent Ventures, Inc.


1  Audit Committee
2  Executive Committee
3  Governance Committee
4  Organization and Compensation Committee



OFFICERS


Gordon D. Harnett (1), (2)
Chairman of the Board
President and Chief Executive Officer

Carl Cramer (1), (2)
Vice President Finance
Chief Financial Officer

Brian J. Derry (1), (2)
Vice President, Operations

Stephen Freeman (1), (2)
Vice President, Alloy Products

Craig B. Harlan (1), (2)
Vice President, International

Andrew J. Sandor (1), (2)
Vice President, Alloy Technology

Daniel A. Skoch (1), (2)
Vice President
Administration and Human Resources

Michael D. Anderson (2)
Vice President, Beryllium Products

Jordan P. Frazier (2)
General Manager, Ceramic Products

Alfonso T. Lubrano (2)
President, Technical Materials, Inc.

John J. Paschall (2)
President, Williams Advanced Materials Inc.

John J. Pallam (1)
Vice President, General Counsel

Michael C. Hasychak (1)
Treasurer and Secretary

James P. Marrotte (1)
Controller

William M. Christoff (1)
Assistant Treasurer - Taxes,
Assistant Secretary

1  Corporate Officers
2  Executive Officers




OFFICES AND FACILITIES


MANUFACTURING FACILITIES
Delta, Utah
Elmore, Ohio
Lorain, Ohio
Reading, Pennsylvania
Buffalo, New York
Fremont, California
Lincoln, Rhode Island
Newburyport, Massachusetts
San Diego, California
Tucson, Arizona

RESEARCH FACILITIES AND
ADMINISTRATIVE OFFICES
Cleveland, Ohio

SERVICE AND DISTRIBUTION CENTERS
Elmhurst, Illinois
Fairfield, New Jersey
Torrance, California
Warren, Michigan
Singapore
Stuttgart, Germany
Theale, England
Tokyo/Fukaya, Japan

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

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on May 5, 1998 at 11:00 a.m. at The Forum, One Cleveland Center,
1375 East Ninth Street, Cleveland, Ohio

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

   Timothy Reid
   Vice President, Corporate Communications
   Corporate Headquarters.

Brush Wellman maintains a site on the World Wide Web. The web site, which can be accessed via the internet at
HTTP://WWW.BRUSHWELLMAN.COM is designed to provide useful, timely information about Brush Wellman to customers, potential customers, investors, employees and the general public.

DIVIDEND REINVESTMENT PLAN
Brush Wellman has a plan for its shareholders which provides automatic reinvestment of dividends toward the purchase of additional shares of the Company's common stock. For a brochure describing the plan please contact out transfer agent, National City Bank, at 1-800-622-6757.

AUDITORS
Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations
P.O.Box 92301
Cleveland, OH 44193-0900
For shareholder inquiries, call: 1-800-622-6757

STOCK LISTING
New York Stock Exchange/Symbol: BW

CORPORATE HEADQUARTERS
Brush Wellman Inc.
17876 St. Clair Ave.
Cleveland, Ohio 44110
(216) 486-4200 - Facsimile: (216) 383-4091

                                 BRUSH WELLMAN
                              ENGINEERED MATERIALS

                             17876 St. Clair Avenue

                             Cleveland, Ohio 44110

                                  216/486-4200