Form 10-K, Exhibit 13
period 1998-12-31
BRUSH WELLMAN INC
filed 1999-03-31
CIK 14957

                     Brush Wellman Inc. 1998 Annual Report

                     A SOLID FOUNDATION. A STRONG FUTURE.

                                BRUSHWELLMAN(R)
                              ENGINEERED MATERIALS

                          BUILDING a SOLID FOUNDATION
                              for a STRONG FUTURE.


                                    [PHOTO]
                                 Alloy Products
                                    [PHOTO]
                               Beryllium Products
                                    [PHOTO]
                        Advanced Packaging and Materials


Brush Wellman is a leading international producer and supplier of high-performance engineered materials and is the only fully-integrated producer of beryllium, beryllium-containing alloys, and beryllia ceramic in the world. In addition, Brush Wellman produces Engineered Material Systems through Technical Materials, Inc., and precious metal and specialty alloy products through Williams Advanced Materials Inc., both wholly-owned subsidiaries.

Brush Wellman materials continue to find new applications in a widening array of markets where superior performance and reliability are essential. Brush Wellman's two primary business segments, Metal Systems Group and Microelectronics Group, provide the products to meet these growing demands.

METAL SYSTEMS GROUP

Alloy Products are metallurgically tailored to meet specific customer performance requirements. Copper beryllium alloys exhibit high electrical and thermal conductivities, high strength and hardness, good formability, and excellent resistance to corrosion, wear, and fatigue. These alloys, sold in strip and bulk product form, are ideal choices for demanding applications in computers,telecommunications, automotive electronics, energy systems, and plastic molds.

Beryllium is a lightweight metal possessing unique mechanical and thermal properties. Its specific stiffness is much greater than other engineered structural materials such as aluminum, titanium, and steel. Beryllium Products, including AlBeMet((R)), AlBeCast((R)), and E-materials are used in a variety of high-performance applications, primarily, but not exclusively, in the defense and aerospace markets.

Engineered Materials Systems, manufactured by Technical Materials, Inc., are combinations of precious and non-precious metals in continuous strip form, and are used in complex electronic and electrical components in telecommunications systems, automobiles, and computers.

MICROELECTRONICS GROUP

Williams Advanced Materials Inc., (WAM) manufactures and markets materials of unique value for the hybrid microelectronics, semiconductor, optical media, electron tube, magnetic head including MR and GMR materials, crystal, aerospace, and performance film industries. WAM's products consist primarily of pure metal and specialty metal alloys fabricated to meet the exacting standards required in high reliability applications.

Ceramic Products offer unique solutions for thermal and electrical problems that exist in today's electronic marketplace. The combination of materials and technologies in ceramics, powder metallurgy, thick film metalization, and component assembly provides solutions to meet the cost and performance requirements in the most demanding electronic applications. These products are used in wireless communication, automotive, medical, and aerospace applications.

Brush Wellman Inc. is listed on the New York Stock Exchange under the symbol BW.


                              FINANCIAL HIGHLIGHTS

(Dollars in millions except per share amounts)                  1998            1997            1996
                                                                ----            ----            ----

Sales .....................................................$   409.9        $   433.8       $   376.3
Net Income (Loss) as reported .............................     (7.1)            25.6            24.5
   Excluding special charge ...............................      9.3             25.6            24.5
Net Income (Loss) per share (diluted) as reported .........     (0.44)            1.56            1.53
   Excluding special charge ...............................      0.57             1.56            1.53
Dividends per share .......................................      0.48             0.46            0.42
Shareholders' equity per share ............................     13.63            14.60           13.84



                                     REVENUE

  BY  SEGMENT                        BY  MARKET                BY  GEOGRAPHIC  REGION
  -----------                        ----------                ----------------------


72% Metal Systems Group             24% Telecommunications            69%  Domestic
26% Microelectronics Group          19% Other                         31%  International
 2% Other                           16% Automotive
                                    15% Computer
                                    12% Industrial Components
                                     6% Optical Media
                                     5% Aerospace/Defense
                                     3% Appliance

[Photo]


Gordon D. Harnett
Chairman of the Board,
President, and
Chief Executive Officer

TO OUR SHAREHOLDERS


If nothing else, 1998 served to remind me that good plans don't always produce results exactly as expected, especially results which correspond to 12-month cycles associated with fiscal years and annual reports. Our plans are focused on long-term opportunities and strategies designed to provide the basis for long-term earnings improvement and increased shareholder returns, sometimes at the expense of current earnings.

The financial results achieved this past year were clearly disappointing and certainly did not meet my expectations. Throughout the year a number of factors contributed to the decline in operating profit. However, the poor results do not dampen my enthusiasm for our future prospects and the potential for significant earnings growth created by the over $165 million in investments made over the last few years. These investments are creating a very solid foundation for future earnings growth and positive returns to Brush Wellman shareholders.

1998 FINANCIAL RESULTS

For the year 1998, Brush Wellman reported a net loss of $7.1 million, or $0.44 per share, diluted. This compares with net income of $25.6 million or $1.56 per share, diluted, for 1997. The 1998 results were reduced by a previously announced charge of $22.6 million, pretax. This charge related to write-downs in the carrying value of various assets and the establishment of reserves principally relating to a voluntary environmental remediation of a former manufacturing site. Absent these items, the Company achieved net income of $9.3 million, or earnings of $0.57 per share, diluted. Sales during 1998 totaled $410 million, a 5% decrease from 1997 sales of $434 million. However, the Company's revenues were negatively affected by lower metal prices, precious metal mix, and the strength of the dollar relative to various foreign currencies. Net of these factors, the actual level of business was up slightly. During the year, earnings were adversely affected by foreign currency exchange rates, capacity constraints in Alloy Products, the slow down in Asia and U.S. electronics markets, the General Motors strike, business and product mix shifts, and start-up costs associated with our alloy expansion.

Additional details of financial performance during 1998 are contained in the Management's Discussion and Analysis beginning on page 28.

BUSINESS SEGMENT SUMMARY

Our various products are segmented into two major groups: the Metal Systems Group and the Microelectronics Group.

METAL SYSTEMS GROUP

The Metal Systems Group represents approximately 72% of sales and includes Alloy Products, Beryllium Products, and Engineered Material Systems produced by the Company's subsidiary, Technical Materials, Inc. (TMI).

Alloy Products sales in 1998 declined due to lower copper prices, a shift in product mix, and the strength of the dollar. Actual pounds shipped set a new record with notable growth in bulk products and in Europe. Sales of Alloy Products were also impacted in part by capacity constraints, which we expect to have resolved upon the completion of our $117 million expansion and upgrading of our alloy casting and strip capabilities in 1999. This Alloy Expansion Project has taken longer than anticipated to bring on line and has resulted in added expense and capacity constraints at a time of increasing demand for our Alloy Products. Progress is being made and we expect the expansion to be fully operational in the second half of 1999. The expansion will ultimately provide us not only with increased capacity but also improved quality and reduced cost for virtually all of our Alloy Products.

The opportunities for growth in Alloy Products remain very attractive and, in the near term, upon completion of the Alloy Expansion Project, we expect to be able to aggressively pursue them. In addition, new alloys have successfully been developed that offer competitive advantages in targeted markets such as automotive, telecommunications, computer, and appliance. In support of the expansion of our Alloy manufacturing facilities and the introduction of

                                                                         [Photo]

                     Coils entering the pickling and annealing line at the Alloy
                                                              Expansion Project.

                                                                         [Photo]

                                                   TMI specialty strip products,
                             ideal for complex electronic/electrical components.




our new products, we have also reorganized our sales and marketing functions to provide separate dedicated resources to focus on key markets and product opportunities.

Sales of Beryllium Products had a second consecutive year of growth in 1998. This past year also saw significant growth in AlBeMet((R)) sales and profit contribution. AlBeMet((R)) has the potential to grow dramatically in the years ahead as it meets the need for lighter and stiffer materials in markets such as satellite structures.

TMI's sales declined slightly in 1998 due primarily to the impact of lower metal prices and the General Motors strike. During 1998, TMI continued to invest in its precious metal electroplating capabilities. The expansion of the electroplating product line enables TMI to offer the industry's widest range of advanced metallurgical joining, coating, and shape altering technologies for reel-to-reel strip metal products. The precious metal electroplating technology can be combined with TMI's clad metals, electron beam welding, multigauge profiling, and reflow solder coating technologies to provide single-source solutions for specialty strip metal applications. TMI has positioned itself to capitalize on the high-growth markets such as automotive electronics, telecommunications, and computer.

MICROELECTRONICS GROUP

The Microelectronics Group, comprising about 26% of sales, includes Williams Advanced Materials Inc. (WAM), Ceramics, and Circuits Processing Technology Inc. (CPT).

In spite of a general slowdown in the worldwide microelectronics industry, WAM had a very successful year, achieving record value-added (revenue less the cost of the metal) while continuing to diversify its business. In 1998, WAM established a new business unit, WAM Specialty Alloys, that will focus on high temperature braze materials and structural alloys used to build high-voltage vacuum tubes for microwave, telecommunications, medical, and various commercial applications.

During 1998, WAM continued to develop its Physical Vapor Deposition (PVD) business with significant market growth in both optical media and the performance films markets.

In July 1998, WAM acquired the assets of Pure Tech Inc., positioning itself as the key fullyintegrated supplier of PVD materials supporting both precious and non-precious materials and market applications.

While sales and earnings for Ceramic Products declined in 1998, the financial results mask important progress in developing CuPack((R)) as a potential new product line and the development of copper tungsten and related powder metallurgy products as viable thermal management solutions in electronic applications. CPT also made progress in qualifying its products in several new high reliability military and commercial applications.

ORGANIZATION
A FOUNDATION OF GOOD PEOPLE

In 1998, Brush Wellman made a number of moves to strengthen our management team.

In June, William R. Seelbach was named President of Alloy Products, a newly created position. As such, he is responsible for the growth and profitability of our worldwide Alloy business. Bill had been Chairman and CEO of Inverness Partners, an investment firm that acquired and grew several midwestern manufacturing companies. Prior to his service with Inverness Partners, Bill was a partner with McKinsey & Co., an international management consulting firm.

In October, John D. Grampa was named Vice President, Finance. His responsibilities include achieving the desired improvements from our new information systems, focusing our ongoing efforts to improve the financial reporting process, and assisting in the implementation of our corporate strategies.



                                                                         [Photo]
      WAM materials for hybrid microelectronics, semiconductor, and data-storage applications.


                                                                         [Photo]
                    Cupack((R)) Power RF Packages provide solutions for wireless applications.


INTERNATIONAL SALES
(Dollars in millions)

 `94       `95       `96       `97       `98
 ---       ---       ---       ---       ---
114.9     127.3     108.4     142.4     129.1




John had been Vice President, Finance for the worldwide Materials Business of Avery Dennison Corporation. Prior to Avery Dennison, John held a number of financial management positions at Diamond Shamrock, Inc.

In Alloy Products operations, Harold Wiegard was named the Plant Manager of the Company's Elmore, Ohio facility. Harold was formerly the Plant Manager of the Company's Reading, Pennsylvania facility. Greg Gregory was named Reading Plant Manager. Greg had been the Plant Manager of Ethyl Corporation's Houston, Texas Plant. In addition, Jim Feldhouse was named Lorain, Ohio Plant Manager. Jim previously was Director of North American Operations for Crompton Modutec Instruments, a division of British Tire and Rubber PLC.

Most recently, at the Board of Directors meeting in January 1999, Mr. David H. Hoag was appointed as a Director. Mr. Hoag is the recently retired Chairman of LTV Corporation and brings with him a wealth of experience in the metals industry. I am looking forward to his future contributions as a Director of your Company.

ENVIRONMENTAL HEALTH AND SAFETY

Brush Wellman continued to make progress in the area of beryllium health and safety. In their most common solid form, beryllium and beryllium alloys pose no special health risk. But, for fifty years, it has been known that the inhalation of fine airborne particles of beryllium may cause a lung disorder known as chronic beryllium disease (CBD). The risk of CBD is generally confined to work places in which operations are performed that generate beryllium-containing dust or fumes.

Brush Wellman has been, and remains, open and progressive in discussing the hazards of beryllium and informing employees and customers of its dangers. We also have aggressively led the way in reducing the health hazards associated with the production and use of beryllium. This past year was no exception and saw the Company make significant investments at our Elmore and Tucson plants to further reduce and isolate areas of potential beryllium exposure. We also continued to support and invest in testing and medical research into the prevention and treatment of CBD.

Brush Wellman has gone and will continue to go the extra mile in reducing the risks of working with beryllium to give our employees a safe and healthy place to work.

OUTLOOK
A SOLID FOUNDATION FOR A STRONG FUTURE

Over the past three years, since Brush Wellman made the decision to make significant investments in order to capitalize on identified opportunities and to ensure future earnings growth, there has been an unfailing commitment throughout the organization to reach our goals.

That commitment, while tested this past year, has never wavered. We remain committed to our strategic plan of continued improvement in the base business, becoming the global leader in non-ferrous specialty alloys, and building a microelectronics business. We are encouraged by the opportunities we see in our core markets and by the progress made, particularly considering the number and magnitude of projects and changes we have undertaken. Our newly developed alloys and products are targeted to take advantage of these market opportunities.

The investments Brush Wellman has made are now opening exciting and substantial opportunities for its shareholders and employees. The $165 million in investments, while largely focused on the Alloy business, in reality, involves over twelve growth initiatives and will benefit each of our business units and should provide the basis for overall corporate earnings growth and increased shareholder returns.

Although our Alloy Expansion Project hit a few snags in 1998, our expectations about its benefits and long-term opportunities remain strong.As a result of our expanded manufacturing capabilities, newly developed products, and organizational changes, we believe that we have built a solid foundation for measurable improvement in our future long-term performance. During 1999, the stage should be set for expanded sales, improved productivity, and higher earnings.


                                                                         [Photo]
                        A copper beryllium coil is removed from the surface mill
                                                 at the Alloy Expansion Project.

                                                                         [Photo]
                Vertical casting of bronze alloys at the Brush Engineered Bronze facility.


                                   DIVIDENDS
                                PER COMMON SHARE
(Dollars)

`94       `95       `96       `97       `98
---       ---       ---       ---       ---
0.24     0.36      0.42       0.46      0.48




While this past year was one that did not produce satisfactory financial results, I am confident that we are on the path to achieving attractive returns on the investments we have made.

A strong foundation, critical for long-termsuccess, is now in place at Brush Wellman - a dedicated workforce, committed management team, high-quality, high-demand product line, state-of-the-art facilities, and a growth-oriented customer and prospect base.

It is now up to all of us at Brush Wellman to set the wheels in motion and build upon that foundation to create a successful future for our Company and satisfactory returns for our shareholders. I speak for all employees of Brush Wellman when I say we are eagerly looking forward to the next few years and the results that we expect to produce.

Sincerely,

/s/ Gordon D. Harnett

Gordon D. Harnett
Chairman of the Board,
President, and
Chief Executive Officer

            FINANCIAL  INFORMATION

Selected Financial Data ................................................... 10

Consolidated Financial Statements ......................................... 12

Notes to Consolidated Financial Statements ................................ 16

Reports of Independent Auditors and Management ............................ 27

Management's Discussion and Analysis .......................................28

Brush Wellman Inc. Directors and Officers ..................................35

Corporate Data .............................................................36


                                                       SELECTED FINANCIAL DATA

                                                 Brush Wellman Inc. and Subsidiaries
                                           (Dollars in thousands except per share amounts)

                                                                    1998          1997          1996          1995          1994
                                                                    ----          ----          ----          ----          ----

FOR THE YEAR

Net sales ...................................................  $    409,892   $   433,801  $   376,279  $   369,618  $   345,878
Cost of sales ...............................................       325,173       324,463      271,149      268,732      253,938
Gross profit ................................................        84,719       109,338      105,130      100,886       91,940
Operating profit (loss)  ....................................       (10,313)       36,024       34,305       29,086       25,098
Interest expense ............................................         1,249           553        1,128        1,653        2,071
Income (loss) from continuing operations
  Before income taxes .......................................       (11,562)       35,471       33,177       27,433       23,027
Income taxes (benefit)  .....................................        (4,430)        9,874        8,686        6,744        4,477
Net income (loss)  ..........................................        (7,132)       25,597       24,491       20,689       18,550
Earnings per share of common stock ..........................
     Basic net income (loss)  ...............................         (0.44)         1.58         1.55         1.28         1.15
     Diluted net income (loss)  .............................         (0.44)         1.56         1.53         1.27         1.15
Dividends per share of common stock .........................          0.48          0.46         0.42         0.36         0.26
Depreciation and amortization ...............................        24,589        19,329       22,954       20,911       19,619
Capital expenditures ........................................        36,732        53,155       26,825       24,244       17,214
Mine development expenditures ...............................           433         9,526        3,663          787          543

YEAR-END POSITION

Working capital .............................................       100,992       100,599      128,172      125,156      116,708
Ratio of current assets to current liabilities ..............      2.1 to 1      2.3 to 1     2.9 to 1     2.9 to 1     2.8 to 1
Property and equipment:
     At cost ................................................       421,467       463,689      404,127      374,367      350,811
     Cost less depreciation and impairment ..................       164,469       173,622      130,220      121,194      116,763
Total assets ................................................       403,690       383,852      355,779      331,853      317,133
Other long-term liabilities .................................        49,955        48,025       47,271       45,445       43,354
Long-term debt ..............................................        32,105        17,905       18,860       16,996       18,527
Shareholders' equity ........................................       221,811       236,813      219,257      200,302      186,940
Book value per share ........................................         13.63         14.60        13.84        12.40        11.61
Average number of shares of stock outstanding
     Basic ..................................................    16,267,804    16,214,718   15,846,358   16,159,508   16,102,350
     Diluted ................................................    16,267,804    16,429,468   15,980,481   16,289,795   16,156,159
Shareholders of record ......................................         2,313         2,329        2,407        2,351        2,521
Number of employees .........................................         2,187         2,160        1,926        1,856        1,833

A special charge reduced net income by $16.5 million in 1998.

Impairment and restructuring charges reduced net income by $30.8 million in 1991 and $8.4 million in 1989.

The cumulative effect of a change in accounting for postretirement benefits reduced net income by $16.5 million in 1991.

See notes to consolidated financial statements.



FOR THE YEAR                                              1993        1992          1991          1990          1989          1988
                                                          ----        ----          ----          ----          ----          ----

Net sales ......................................... $   295,478  $   265,034  $    267,473   $   297,390  $   317,828  $   345,838
Cost of sales .....................................     227,686      192,944       202,080       212,841      233,165      239,554
Gross profit ......................................      67,792       72,090        65,383        84,549       84,663      106,284
Operating profit (loss)  ..........................      10,658       16,949       (57,354)       28,132       29,195       54,704
Interest expense ..................................       2,952        3,206         3,755         3,359        2,860        2,843

Income (loss) from continuing operations
  Before income taxes .............................       7,706       13,743       (61,109)       24,773       26,335       51,861
Income taxes (benefit)  ...........................       1,248        3,243       (17,091)        7,214        7,793       19,344
Net income (loss)  ................................       6,458       10,500       (44,018)       17,559       18,542       32,517
Earnings per share of common stock ................
     Basic net income (loss)  .....................        0.40         0.65         (2.74)         1.09         1.10         1.79
     Diluted net income (loss)  ...................        0.40         0.65         (2.74)         1.09         1.10         1.79
Dividends per share of common stock ...............        0.20         0.26          0.59          0.71         0.67         0.63
Depreciation and amortization .....................      21,720       20,180        22,759        24,070       24,077       23,405
Capital expenditures ..............................      11,901       13,604        13,605        16,160       19,946       22,645
Mine development expenditures .....................         814          848         6,389         5,699          259          503

YEAR-END POSITION

Working capital ...................................     105,272       88,616        80,427        87,570       78,346       92,530
Ratio of current assets to current liabilities.....    3.1 to 1     2.5 to 1      2.2 to 1      2.4 to 1     2.1 to 1     2.4 to 1
Property and equipment:
     At cost ......................................     337,342      332,971       321,981       307,088      292,708      279,927
     Cost less depreciation and impairment ........     118,926      127,991       132,579       143,635      141,639      143,180
Total assets ......................................     293,372      310,039       307,296       338,982      338,279      357,751
Other long-term liabilities .......................      40,663       40,332        38,029         9,356        9,087        9,547
Long-term debt ....................................      24,000       33,808        34,946        26,673       21,076       29,908
Shareholders' equity ..............................     172,075      168,824       162,264       215,891      211,769      232,840
Book value per share ..............................       10.70        10.50         10.10         13.40        12.60        12.82
Average number of shares of stock outstanding
     Basic ........................................  16,087,250   16,080,554    16,069,902    16,108,479   16,805,701   18,159,338
     Diluted ......................................  16,093,696   16,111,090    16,080,568    16,116,210   16,820,735   18,173,092
Shareholders of record ............................       2,566        2,762         3,116         3,446        3,820        4,014
Number of employees ...............................       1,803        1,831         1,943         2,079        2,160        2,602

                                                  CONSOLIDATED STATEMENTS OF INCOME
                                                 Brush Wellman Inc. and Subsidiaries
                                            Years ended December 31, 1998, 1997, and 1996
                                           (Dollars in thousands except per share amounts)

                                                                                 1998             1997            1996
                                                                            ------------      -----------     ------------

Net sales .............................................................     $    409,892      $   433,801     $    376,279
     Cost of sales ....................................................          325,173          324,463          271,149
                                                                            ------------      -----------     ------------
Gross margin ..........................................................           84,719          109,338          105,130
     Selling, administrative, and general expenses ....................           64,553           65,282           61,555
     Research and development expenses ................................            8,665            7,707            8,309
     Other -- net .....................................................           21,814              325              961
                                                                            ------------      -----------     ------------
Operating profit (loss) ...............................................          (10,313)          36,024           34,305
     Interest expense .................................................            1,249              553            1,128
                                                                            ------------      -----------     ------------
                                      INCOME (LOSS) BEFORE INCOME TAXES          (11,562)          35,471           33,177
                                                                            ------------      -----------     ------------

Income taxes (benefit):
     Currently payable ................................................            1,147            8,506            9,825
     Deferred .........................................................           (5,577)           1,368           (1,139)
                                                                            ------------      -----------     ------------
                                                                                  (4,430)           9,874            8,686
                                                                            ------------      -----------     ------------
                                                      NET INCOME (LOSS)     $     (7,132)     $    25,597     $     24,491
                                                                            ============      ===========     ============

Net income (loss) per share of common stock-- basic ...................     $      (0.44)     $      1.58     $       1.55
                                                                            ============      ===========     ============
Average number of shares of common stock outstanding-- basic ..........       16,267,804       16,214,718       15,846,358
Net income (loss) per share of common stock-- diluted .................     $      (0.44)     $      1.56     $       1.53
                                                                            ============      ===========     ============
Average number of shares of common stock outstanding-- diluted ........       16,267,804       16,429,468       15,980,481

See notes to consolidated financial statements.

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                 Brush Wellman Inc. and Subsidiaries
                                            Years ended December 31, 1998, 1997, and 1996
                                                       (Dollars in thousands)
                                                                                                 1998           1997          1996
                                                                                               --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) ......................................................................     $ (7,132)     $ 25,597      $ 24,491
  Adjustments to reconcile net income (loss) to net cash
     Provided from operating activities:
     Depreciation, depletion, and amortization ...........................................       21,535        18,695        18,537
     Amortization of mine development ....................................................        3,054           634         4,417
     Impairment of fixed assets and related intangibles ..................................       14,273          --            --
     Decrease (increase) in accounts receivable ..........................................        2,670       (12,652)         (557)
     Decrease (increase) in inventory ....................................................      (10,266)        3,653        (2,946)
     Decrease (increase) in prepaid and other current assets .............................       (8,969)       (4,001)         (460)
     Increase (decrease) in accounts payable and accrued expenses ........................        1,091        10,126         1,158
     Increase (decrease) in interest and taxes payable ...................................       (1,671)       (2,536)       (1,327)
     Increase (decrease) in deferred income tax ..........................................        3,490         1,466        (1,189)
     Increase (decrease) in other long-term liabilities ..................................        1,739           962         1,954
     Other-- net .........................................................................         (328)       (1,550)          966
                                                                                               --------      --------      --------
                                               NET CASH PROVIDED FROM OPERATING ACTIVITIES       19,486        40,394        45,044

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property, plant, and equipment ................................      (36,732)      (53,155)      (26,825)
  Payments for mine development ..........................................................         (433)       (9,526)       (3,663)
  Payments for acquisition of business ...................................................      (12,376)         --            --
  Other investments-- net ................................................................        6,331        (1,686)       (4,909)
                                                                                               --------      --------      --------
                                                     NET CASH USED IN INVESTING ACTIVITIES      (43,210)      (64,367)      (35,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of short-term debt ..............................................       15,595         6,997           552
  Proceeds from issuance of long-term debt ...............................................       15,000          --           8,305
  Repayment of long-term debt ............................................................         (800)         (960)         (813)
  Repayment of short-term debt ...........................................................       (1,815)          (93)       (2,149)
  Purchase of treasury stock .............................................................       (5,349)       (4,927)       (6,656)
  Issuance of common stock under stock option plans ......................................        3,561         5,872         1,460
  Payments of dividends ..................................................................       (7,812)       (7,285)       (6,489)
                                                                                               --------      --------      --------
                                     NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES       18,380          (396)       (5,790)
Effects of exchange rate changes on cash & cash equivalents ..............................          112          (210)       (1,661)
                                                                                               --------      --------      --------
                                                   NET CHANGE IN CASH AND CASH EQUIVALENTS       (5,232)      (24,579)        2,196
                                            CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR        7,170        31,749        29,553
                                                                                               --------      --------      --------
                                                  CASH AND CASH EQUIVALENTS AT END OF YEAR     $  1,938      $  7,170      $ 31,749
                                                                                               ========      ========      ========

See notes to consolidated financial statements.

                                                    CONSOLIDATED BALANCE SHEETS
                                                 Brush Wellman Inc. and Subsidiaries
                                                     December 31, 1998 and 1997
                                                       (Dollars in thousands)
ASSETS                                                                                                 1998            1997
                                                                                                       ----            ----
CURRENT ASSETS
     Cash and cash equivalents .................................................................... $   1,938       $   7,170
     Accounts receivable (less allowance of $2,127 for 1998 and $1,059 for 1997) ..................    62,181          62,812
     Inventories ..................................................................................   103,108          90,714
     Prepaid expenses .............................................................................     7,210           7,195
     Deferred income taxes ........................................................................    20,087          11,020
                                                                                                    ---------       ---------
                                                                               TOTAL CURRENT ASSETS   194,524         178,911
OTHER ASSETS ......................................................................................    44,697          31,319

PROPERTY, PLANT, AND EQUIPMENT
     Land .........................................................................................     5,426           5,043
     Buildings ....................................................................................    88,912          85,721
     Machinery and equipment ......................................................................   282,492         312,088
     Construction in progress .....................................................................    10,694          26,735
     Allowances for depreciation ..................................................................  (236,520)       (272,192)
                                                                                                    ---------       ---------
                                                                                                      151,004         157,395
     Mineral resources ............................................................................     5,101           5,693
     Mine development .............................................................................    28,842          28,409
     Allowances for amortization and depletion ....................................................   (20,478)        (17,875)
                                                                                                    ---------       ---------
                                                                                                       13,465          16,227
                                                                                                    ---------       ---------
                                                               PROPERTY, PLANT, AND EQUIPMENT-- NET   164,469         173,622
                                                                                                    ---------       ---------
                                                                                                    $ 403,690       $ 383,852
                                                                                                    =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short-term debt .............................................................................. $  45,587       $  28,877
     Accounts payable .............................................................................    15,156          13,519
     Salaries and wages ...........................................................................     8,381          12,341
     Taxes other than income taxes ................................................................     3,196           2,611
     Other liabilities and accrued items ..........................................................    14,905          13,628
     Dividends payable ............................................................................     1,966           1,967
     Income taxes .................................................................................     4,341           5,369
                                                                                                    ---------       ---------
                                                                          TOTAL CURRENT LIABILITIES    93,532          78,312
OTHER LONG-TERM LIABILITIES .......................................................................    10,507           8,200
RETIREMENT AND POST-EMPLOYMENT BENEFITS ...........................................................    39,448          39,825
LONG-TERM DEBT ....................................................................................    32,105          17,905
DEFERRED INCOME TAXES .............................................................................     6,287           2,797
SHAREHOLDERS' EQUITY
     Serial preferred stock, no par value; 5,000,000 shares authorized, none issued ...............      --              --
     Common stock, $1 par value
       Authorized 45,000,000 shares; issued 22,481,321 shares (22,227,006 for 1997) ...............    22,481          22,227
     Additional paid-in capital ...................................................................    63,974          59,583
     Retained income ..............................................................................   239,230         254,174
                                                                                                    ---------       ---------
                                                                                                      325,685         335,984
     Common stock in treasury, 6,177,418 shares in 1998 (5,843,561 in 1997) .......................  (104,050)        (96,639)
     Other equity transactions ....................................................................       176          (2,532)
                                                                                                    ---------       ---------
                                                                         TOTAL SHAREHOLDERS' EQUITY   221,811         236,813
                                                                                                    ---------       ---------
                                                                                                    $ 403,690       $ 383,852
                                                                                                    =========       =========

See notes to consolidated financial statements.


                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS ' EQUITY
                                                 Brush Wellman Inc. and Subsidiaries
                                            Years ended December 31, 1998, 1997, and 1996
                                           (Dollars in thousands except per share amounts)

                                                              Additional                 Common       Other
                                                    Common     Paid-In     Retained     Stock In   Comprehensive
                                                     Stock      Capital      Income     Treasury      Income     Other       Total
                                                   --------    --------    ---------    ---------    -------    -------    --------
                      BALANCES AT JANUARY 1, 1996  $ 21,330    $ 45,658    $ 218,209    $ (84,701)   $  --      $  (194)   $200,302

Net income ......................................                             24,491                                         24,491
Foreign currency translation adjustment .........                                                        27                      27
                                                                                                                                 --
Comprehensive income ............................                                                                            24,518

Declared dividends $.42 per share ...............                             (6,657)                                        (6,657)
Proceeds from sale of 93,710 shares under
 Option plans ...................................        94       1,211                                                       1,305
Income tax benefit from employees' stock options                    155                                                         155
Purchase of business ............................       368       5,296                                                       5,664
Other equity transactions .......................       117       1,330                                            (821)        626
Purchase of shares for treasury .................                                          (6,656)                           (6,656)
                                                   --------    --------    ---------    ---------    -------    -------    --------

                   BALANCES AT DECEMBER 31, 1996     21,909      53,650      236,043      (91,357)        27     (1,015)    219,257

Net income ......................................                             25,597                                         25,597
Foreign currency translation adjustment .........                                                     (1,657)                (1,657)
                                                                                                                           --------
Comprehensive income ............................                                                                            23,940

Declared dividends $.46 per share ...............                             (7,463)                                        (7,463)
Proceeds from sale of 309,196 shares under
 Option plans ...................................       309       4,821                                                       5,130
Income tax benefit from employees' stock options                    742                                                         742
Other equity transactions .......................         9         370           (3)                               113         489
Forfeiture of restricted stock ..................                                            (355)                             (355)
Purchase of shares for treasury .................                                          (4,927)                           (4,927)
                                                   --------    --------    ---------    ---------    -------    -------    --------

                    BALANCES AT DECEMBER 31, 1997    22,227      59,583      254,174      (96,639)    (1,630)      (902)    236,813

Net loss ........................................                             (7,132)                                        (7,132)
Foreign currency translation adjustment .........                                                      1,563                  1,563
                                                                                                                           --------
Comprehensive loss ..............................                                                                            (5,569)

Declared dividends $.48 per share ...............                             (7,812)                                        (7,812)
Proceeds from sale of 179,101 shares under
 Option plans ...................................       179       2,875                                                       3,054
Income tax benefit from employees' stock options                    496                                                         496
Other equity transactions .......................        75       1,020                    (1,471)                1,145         769
Forfeiture of restricted stock ..................                                            (591)                             (591)
Purchase of shares for treasury .................                                          (5,349)                           (5,349)
                                                   --------    --------    ---------    ---------    -------    -------    --------

                    Balances at December 31, 1998  $ 22,481    $ 63,974    $ 239,230    $(104,050)   $   (67)   $   243    $221,811
                                                   ========    ========    =========    =========    =======    =======    ========

See notes to consolidated financial statements

                NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
            Brush Wellman Inc. and Subsidiaries, December 31, 1998

NOTE A-SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION:The Company is a manufacturer of engineered materials used primarily in the computer, telecommunications, and automotive electronics markets. The Company also sells into the aerospace, appliance, optical media, and industrial components markets. The majority of sales are to customers in North America, Western Europe, and the Pacific rim. The Company's Metal Systems Group produces Alloy Products, Beryllium Products, and Engineered Material Systems while the Microelectronics Group produces precious and non-precious metal materials including physical vapor deposition targets, speciality alloys, ceramics, and thick film circuits. These two business segments are structured based upon commonalities of the products manufactured and/or markets served. The Company is vertically integrated and distributes its products through a combination of Company-owned facilities and outside distributors and agents.

     USE OF ESTIMATES:The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

     CONSOLIDATION:The consolidated financial statements include the accounts of Brush Wellman Inc. and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions are eliminated in consolidation.

     CASH EQUIVALENTS:All highly liquid investments with a put option or maturity of three months or less when purchased are considered to be cash equivalents.

     INVENTORIES:Inventories are stated at the lower of cost or market. The cost of domestic inventories except ore and supplies is principally determined using the last-in, first-out (LIFO) method. The remaining inventories are stated principally at average cost.

     PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment is stated on the basis of cost. Depreciation is computed principally by the straight-line method, except certain facilities for which depreciation is computed by the sum-of-the-years digits or units-of-production method. Depreciable lives that are used in computing the annual provision for depreciation by class of asset are as follows:


                                                                    Years
                                                                    -----
Land improvements ......................................           5 to 25
Buildings ..............................................           10 to 40
Leasehold improvements .................................           Life of lease
Machinery and equipment ................................           3 to 15
Furniture and fixtures .................................           4 to 15
Automobiles and trucks .................................           2 to 8
Research equipment .....................................           6 to 12
Computer software and hardware .........................           3 to 10

     Depreciation expense was $20,708,000 in 1998, $18,128,000 in 1997, and
$17,860,000 in 1996.

     MINERAL RESOURCES AND MINE DEVELOPMENT: Property acquisition costs and mining costs associated with waste rock removal are recorded at cost and are depleted or amortized by the units of production method based on recoverable proven beryllium reserves. Exploration and pre-production mine development expenses are charged to operations in the period in which they are incurred.

     INTANGIBLE ASSETS:The cost of intangible assets is amortized by the straight-line method over the periods estimated to be benefited, which is generally twenty years or less.

     ASSET IMPAIRMENT:In the event that facts and circumstances indicate that the carrying value of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down may be required.

     DERIVATIVES:Forward foreign exchange currency contracts are marked-to-market using the applicable rates, and any unrealized losses are taken to income. Realized gains and losses on forward contracts and commodity swaps and realized gains on foreign currency options are taken to income when the financial instrument matures. Option premiums are classified as prepaid expenses and amortized over the term of the option.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined when it will adopt the Statement, nor has it determined what the effect of the Statement will be on earnings and the financial position of the Company.

     REVENUE RECOGNITION: The Company recognizes revenue when goods are shipped and title passes to the customer.

     ADVERTISING COSTS: The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the years presented in the consolidated financial statements.

     EXCHANGE GAIN (Loss): Included in Other-net in the Consolidated Statement of Income is an exchange gain (loss) of ($1,752,000) in 1998, $2,275,000 in 1997, and $908,000 in 1996.

     INCOME TAXES: The Company uses the liability method as required by Statement of Financial Accounting Standards (SFAS) No.109 in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. This Statement requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax bases of assets and liabilities and their financial reporting amounts.

     RECLASSIFICATION: Certain amounts in prior years have been reclassified to conform with the 1998 consolidated financial statement presentation.

     NET INCOME PER SHARE:The Company adopted SFAS No. 128, "Earnings per Share", in 1997 as prescribed, replacing the presentation of primary and fully diluted earnings per share (EPS) with a presentation of basic and diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive common stock equivalents as appropriate under the treasury stock method.

    NEW PRONOUNCEMENTS: The Company adopted SFAS No. 130, "Reporting Comprehensive Income", in 1998. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It includes all changes in equity during a period except those resulting from investments by or distributions to owners. Comprehensive income is reported as a component of equity in the Consolidated Statement of Shareholders' Equity.

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", in 1998. This Statement requires selected information on reportable segments to be included in the financial reports issued to shareholders. It also establishes disclosure standards about products and services, geographic areas, and major customers. See Note N to the Consolidated Financial Statements.

     The Company also adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits", in 1998. This Statement revised the disclosure requirements about pension and other postretirement benefit plans, but did not change the measurement or recognition of those plans. See Note L to the Consolidated Financial Statements.


NOTE B-ACQUISITIONS

        At the end of the second quarter of 1998, the Company acquired certain assets of Pure Tech Inc. for cash. In October 1996, the Company acquired the Common Stock of Circuits Processing Technology Inc. for Company Common Stock. These transactions were accounted for as purchases and did not have a material impact on operations.

NOTE C-INVENTORIES

     Inventories in the consolidated balance sheets are summarized as follows:

                                                               December 31,
                                                           1998           1997
                                                           ----           ----
(Dollars in thousands)
Principally average cost:
  Raw materials and supplies ...................        $ 18,708        $ 17,331
  In process ...................................          60,919          58,666
  Finishedgoods ................................          42,021          37,008
                                                        --------        --------
                                                         121,648         113,005
Excess of average cost over LIFO
     inventory value ...........................          18,540          22,291
                                                        --------        --------
                                                        $103,108        $ 90,714
                                                        ========        ========

     Average cost approximates current cost. Inventories aggregating $74,175,000 and $66,221,000 are stated at LIFO at December 31,1998 and 1997, respectively.

NOTE D-INTEREST

     Interest expense associated with active construction and mine development projects is capitalized and amortized over the future useful lives of the related assets. Interest paid was $2,732,000, $2,560,000, and $2,168,000 in 1998, 1997, and 1996, respectively. Interest costs capitalized and the amounts amortized are as follows:

                                                   1998         1997       1996
                                                   ----         ----       ----
(Dollars in thousands)
Interest incurred ..........................      $2,829      $2,371      $2,103
Less capitalized interest ..................       1,580       1,818         975
                                                  ------      ------      ------
                                                  $1,249      $  553      $1,128
                                                  ======      ======      ======
Amortization, included
  principally in cost of sales .............      $  697      $  600      $  573
                                                  ======      ======      ======

     In 1986, the Company purchased company-owned life insurance policies insuring the lives of certain United States employees. The contracts are recorded at cash surrender value, net of policy loans, in other assets. The net contract (income) expense, including interest expense recorded in Selling, Administrative, and General expenses, was $580,000, $1,075,000, and ($190,000) in 1998, 1997, and 1996, respectively. The related interest expense was $2,966,000, $3,081,000, and $5,115,000, respectively.

             Brush Wellman Inc. and Subsidiaries, December 31, 1998

NOTE E-DEBT
A summary of long-term debt follows:

                                                             December 31,
                                                         1998           1997
                                                         ----           ----
(Dollars in thousands)
9 68% medium-term notes,
  payable in 2000 ..............................       $  5,000        $  5,000
Variable rate demand bonds payable
  in installments beginning in 2005 ............          3,000           3,000
5 45%-6 45% industrial development
  revenue bonds payable in equal
  installments through 2000 ....................          1,600           2,400
Variable rate industrial development
  revenue bonds payable in 2016 ................          8,305           8,305
Revolving credit agreement .....................         15,000               0
                                                       --------        --------
                                                         32,905          18,705
Current portion of long-term debt ..............           (800)           (800)
                                                       --------        --------
                                                       $ 32,105        $ 17,905
                                                       ========        ========

     Maturities on long-term debt instruments as of December 31, 1998 are as follows:

(Dollars in thousands)
1999 .................. $   800
2000 ..................  20,800
2001 ..................       0
2002 ..................       0
2003 ..................       0
Thereafter ............  11,305
                         ------
                        $32,905
                        =======

     The Company has a revolving credit agreement with four banks which provides a maximum availability of $55,000,000 through April 30, 2000. At December 31, 1998, there is $15,000,000 in borrowings outstanding against this agreement at a rate of 5.59% that is fixed through February, 1999, at which time it will be reset according to the terms and options available to the Company under the agreement. The agreement allows the Company to borrow money at a premium over LIBOR or prime rate at varying maturities.

     Included in short-term debt is $44,787,000 ($28,077,000 at December 31,1997) outstanding under lines of credit totaling $64,747,000 ($82,894,000 at December 31, 1997). The $64,747,000 lines of credit consist of $20,000,000, $37,903,000, and $6,844,000 of domestic, foreign, and precious metal (primarily gold) denominated debt, respectively. The domestic and foreign lines are uncommitted, unsecured, and renewed annually. The precious metal facility is secured and renewed annually. Of the amount outstanding, $12,423,000 is under the uncommitted domestic lines of credit, $25,544,000 is payable in foreign currencies, and $6,820,000 is denominated in precious metal, primarily gold. Also included in short-term debt is $800,000 representing the current maturity of an industrial development revenue bond. The average interest rate on short-term debt was 3.7% and 3.0% as of December 31,1998 and 1997, respectively.

     The Company has a private placement agreement whereby the Company can issue up to an aggregate of $75,000,000 of medium-term notes ($5,000,000 outstanding at December 31, 1998).The notes bear a fixed interest rate and may have maturities from nine months to thirty years from date of issue as agreed upon in each case by the purchaser and the Company.

     In November 1996, the Company entered into an agreement with the Lorain Port Authority, Ohio to issue $8,305,000 in variable rate industrial revenue bonds maturing in 2016. The variable rate ranged from 3.09% to 4.64% during 1998 and from 3.32% to 4.79% during 1997.

     In 1994, the Company re-funded its $3,000,000 industrial development revenue bonds. The 7.25% bonds were re-funded into variable rate demand bonds. The variable rate ranged from 2.95% to 4.45% during 1998 and from 3.15% to 4.65% during 1997. In December 1995, the Company entered into an interest rate swap agreement to manage its interest rate exposure on the $3,000,000 variable rate demand bond. The Company converted the variable rate to a fixed rate of 6.03% under the interest rate swap agreement that matures in 2002.

     The loan agreements include certain restrictive covenants covering the incurrence of additional debt interest coverage, and maintenance of working capital, tangible net worth (as defined), and debt to earnings ratio. The most restrictive covenant is the funded debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio. In January 1999, the Company amended certain provisions of its revolving credit agreement and a master lease agreement (see Note F to the Consolidated Financial Statements), including the funded debt to EBITDA ratio.

NOTE F-LEASING ARRANGEMENTS

     The Company leases warehouse and manufacturing space and manufacturing and computer equipment under operating leases with terms ranging up to 25 years. Rent expense amounted to $6.8 million, $4.3 million, and $4.7 million during 1998, 1997, and 1996, respectively. The future estimated minimum lease payments under non-cancelable operating leases with initial lease terms in excess of one year at December 31, 1998 are as follows: 1999-$7.9 million; 2000-$7.7 million; 2001 -$7.4 million; 2002-$ 3.5 million; 2003-$3.3 million; and thereafter-$20.1 million.

     The Company has agreements for the construction and operating leases of a production facility and certain equipment to be located in that facility. The new facility and related equipment will be owned by third parties and have an estimated cost of $79.7 million. Start-up of this facility began in the fourth quarter of 1997. Lease payments for the facility continue through 2011 with options for renewal. Lease payments of the related equipment commence in 1999 and continue through the initial lease term expiring in 2001. The Company has options to renew the lease of the equipment for seven one-year periods and to purchase the equipment for its estimated fair value at the end of each term. The lease provides for a substantial residual value guarantee by the Company at the termination of the lease. The Company has guaranteed performance under the construction contracts for the facility and equipment. The estimated minimum payments under these leases are included in the preceding paragraph.

     The lease agreements include restrictive covenants covering certain liquidity ratios, maintenance of tangible net worth (as defined), and maximum rental expenses. In January 1999, the Company amended certain provisions of its master lease agreement, including its covenant regarding the funded debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio.

NOTE G-DERIVATIVE FINANCIAL INSTRUMENTS
AND FAIR VALUE INFORMATION

FOREIGN EXCHANGE HEDGE CONTRACTS

     The Company has a program in place to manage foreign currency risk. As part of that program, the Company has entered into forward and option contracts to hedge anticipated foreign currency transactions, primarily foreign sales. The purpose of the program is to protect against the reduction in value of foreign currency transactions from adverse exchange rate movements. Should the U.S. dollar strengthen significantly, the decrease in the value of the foreign currency transactions will be partially offset bythe gains on the hedge contracts. Depending upon the method used, the hedges may limit the benefits from a weakening of the U.S. dollar.

     All hedge contracts mature in two years or less. The Company recorded an unrealized loss of $738,000 on forward contracts as of December 31, 1998. The contracted amounts of the Company's outstanding forward and "in-the-money" option contracts as of December 31, 1998 were as follows:

                                                     FORWARD              OPTION
                                                   CONTRACTS            CONTRACTS
                                                   ---------            ---------
(Dollars in thousands)
Currency:
Deutschmark ............................             $13,300             $ 9,800
Yen ....................................               7,800               4,200
Sterling ...............................               4,200                 -0-
                                                     -------             -------
          Total ........................             $25,300             $14,000
                                                     =======             =======

     Option contracts which were "out-of-the-money" due to exchange rates at year-end are excluded from the above tables.

COMMODITY SWAPS

     The Company purchases and manufactures products containing copper. Purchases are exposed to price fluctuations in the copper market. However, for the majority of its copper-based products, the Company will adjust its selling prices to reflect the change in its copper purchase price. This program is designed to be profit neutral, i.e. any changes in copper prices, either up or down, will be directly passed on to the customer.

     The Company uses commodity swaps to hedge the copper purchase price for those volumes where price fluctuations cannot be passed on to the customer. Under these swaps, which are purchased from financial institutions, the Company makes or receives payments based on a difference between a fixed price (as specified in each individual contract) and the market price of copper. These payments will offset the change in prices of the underlying purchases and effectively fix the price of copper at the swap rate for the contracted volume. By using swaps, the Company limits the opportunity to benefit from favorable price movements.

     At December 31, 1998, the Company had outstanding contracts through the year 2000 with a fair value of ($1,200,000) and a notional value of $8,100,000. At December 31,1997, the fair value of the outstanding contracts was ($1,000,000) and the notional value was $12,900,000. The Company accounts for these swaps as hedges.

     SFAS No.107 defines fair value as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

INTEREST RATE SWAP AGREEMENTS

     In December 1996, the Company entered into an interest rate swap agreement to hedge the variable rate payments to be made during the initial term of an equipment lease (see Note F to the Consolidated Financial Statements). The Company has accounted for the swap as a hedge, effectively fixing the estimated lease payments through the initial lease term. The maximum notional amount covered by this contract is $60.9 million. The fair value of the contract as of December 31, 1998 was ($2,418,000).

     In February 1998, the Company entered into an interest rate swap agreement to hedge the variable rate payments on the equipment lease mentioned above for the remaining terms of the lease through its expiration in 2008. The Company has accounted for the swap as a hedge, effectively fixing the estimated lease payments through the entire term of the lease. The maximum notional amount covered by this contract is $54.8 million. The fair value of the contract as of December 31,1998 was ($1,773,000).

     In December 1995, the Company entered into an interest rate swap, converting to a fixed rate from a variable rate on a $3,000,000 industrial revenue development bond. The fair value of this swap at December 31,1998 was ($117,000).

             Brush Wellman Inc. and Subsidiaries, December 31, 1998

LONG AND SHORT-TERM DEBT

     The fair value of the Company's debt (which had a carrying value of $77,703,000) at December 31,1998 was estimated at $78,090,000 using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31,1997, the fair value of the Company's $46,782,000 of debt was estimated at $44,289,000 using the same procedure.

NOTE H-CAPITAL STOCK

     The Company has 5,000,000 shares of Serial Preferred Stock authorized (no par value), none of which has been issued. Certain terms of the Serial Preferred Stock, including dividends, redemption, and conversion, will be determined by the Board of Directors prior to issuance.

     On January 27,1998, the Company's Board of Directors adopted a new share purchase rights plan and declared a dividend distribution of one right for each share of Common Stock outstanding as of the close of business on February 9, 1998. The plan allows for new shares issued after February 9, 1998 to receive one right subject to certain limitations and exceptions. Each right entitles the shareholder to buy one one-hundredth of a share of Serial Preferred Stock, Series A, at an initial exercise price of $110. There are 450,000 unissued shares of Serial Preferred Stock which will be designated as Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to participate in dividendson an equivalent basis with one hundred shares of Common Stock. Each share of Series A Preferred Stock will be entitled to one vote. The rights will not be exercisable and will not be evidenced by separate right certificates until a specified time after any personor group acquires beneficial ownership of 20% or more (or announces a tender offer for 20% or more) of Brush Wellman Common Stock. The rights expire on January 27, 2008 and can be redeemed for 1 cent per right under certain circumstances.

     In May 1997, the Company's Board of Directors authorized the purchase of up to 1,000,000 shares of its Common Stock (not to exceed 250,000 shares per year) over a four year period. Through December 31, 1998, the Company purchased 455,600 shares at a total cost of $10.3 million.

     In December 1995, the Company's Board of Directors authorized a purchase of up to 1,000,000 shares of its Common Stock. Through December 31,1996, the Company purchased 524,400 shares at a total cost of $9,481,000 under this program. In May 1996, the Company's Board of Directors withdrew the authority for additional share purchases.

     The amended 1995 Stock Incentive Plan authorizes the granting of five categories of incentive awards: performance restricted shares, performance shares, performance units, restricted shares, and option rights. In 1998, a total of 60,450 performance restricted shares, 30,225 performance shares, and 16,900 special restricted shares (1,000 were subsequently forfeited) were granted to certain employees. In 1997, a total of 9,000 special restricted shares (2,000 were subsequently forfeited) were granted to certain employees. In 1996, a total of 116,653 performance restricted shares and 118,127 performance shares were granted to certain employees. The market value of the performance restricted shares and the performance shares is adjusted for management's expectation of reaching the Management Objectives as outlined in the plan agreement, and the related dividends on the performance restricted shares have been recorded as deferred compensation-restricted stock and are a component of other equity transactions of shareholders' equity. Deferred compensation is amortized over the vesting period and amounted to $1,394,000 and $270,000 in 1998 and 1997, respectively.

     Option rights entitle the optionee to purchase common shares at a price equal to or greater than market value on the date of grant. Option rights outstanding under the amended 1995 Stock Incentive Plan and previous plans generally become exercisable over a four-year period and expire ten years from the date of the grant. In 1995, the Company's right to grant options on a total of 228,565 shares (under the Company's 1979, 1984, and 1989 stock option plans) were terminated upon shareholder approval of the amended 1995 Stock Incentive Plan. No further stock awards will be made under the Company's 1979, 1984, and 1989 stock option plans except to the extent that shares become available for grant under these plans by reason of termination of options previously granted.

     The 1990 Stock Option Plan for Non-Employee Directors (the "1990 Plan") was terminated effective May 7, 1998. The 1997 Stock Incentive Plan for Non-Employee Directors replaced the 1990 Plan and provided for a one-time grant of 5,000 options to up to six new non-employee directors who have not yet received options under the 1990 Plan, at an option price equal to the fair market value of the shares at the date of the grant. Options are non-qualified and become exercisable six months after the date of grant. The options generally expire ten years after the date they were granted.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation", but applies APB Opinion No. 25 and related interpretation in accounting for its stock incentive plans. If the Company had elected to recognize compensation expense for its stock incentive plan awards based on the estimated fair value of the awards on the grant dates, consistent with the method prescribed by SFAS

No. 123 by amortizing the expense over the options' vesting period, the pro forma net income and earnings per share (E.P.S.)
would have been as noted below:

                                     1998       1997      1996
                                     ----       ----      ----
(Dollars in thousands except per
share amounts)
Net income (loss)     As reported  $ (7,132) $  25,597 $  24,491
                        Pro Forma  $ (7,973) $  25,113 $  24,048
Basic E.P.S.         As reported   $  (0.44) $    1.58 $    1.55
                        Pro Forma  $  (0.49) $    1.55 $    1.52
Diluted E.P.S.        As reported  $  (0.44) $    1.56 $    1.53
                        Pro Forma  $  (0.49) $    1.53 $    1.50

Note: The pro forma disclosures shown are not representative of the effects on net income and earnings per share in future years.

     The weighted average fair value of the Company's stock options used to compute the pro forma net income and earnings per share disclosures is $7.13, $4.99, and $5.96 for 1998, 1997, and 1996, respectively. The fair value is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the various grants in 1998, 1997, and 1996:

                                                 1998          1997          1996
                                                 ----          ----          ----

Risk-free interest rate ..............            5.65%         6.15%         6.88%
Dividend yield .......................            2.33%         2.00%         2.03%
Volatility of stock ..................           31.60%        29.90%        29.35%
Expected life of option ..............          4 years       4 years       10 years

     A summary of option activity during the years 1998, 1997, and 1996 follows:

                                                                         Weighted
                                                                          Average
                                                        Range of         Exercise
                                      Shares          Option Price        Price
                                      ------          ------------        -----
Outstanding at
  December 31, 1995 .........       1,661,740       $11.81 to $38.94      $   18.32
Granted .....................          35,000       $18.63 to $19.06      $   18.69
Exercised ...................         (93,710)      $12.00 to $15.75      $   13.93
Canceled ....................         (58,460)      $12.00 to $38.94      $   30.98
                                    ---------
Outstanding at
  December 31, 1996 .........       1,544,570       $11.81 to $38.94      $   18.12
Granted .....................         217,550       $18.13 to $23.78      $   18.39
Exercised ...................        (309,696)      $12.00 to $22.06      $   16.65
Canceled ....................        (107,040)      $13.56 to $38.94      $   28.79
                                    ---------
Outstanding at
  December 31, 1997 .........       1,345,384       $11.81 to $29.94      $   17.62
Granted .....................         200,650       $16.06 to $26.72      $   26.30
Exercised ...................        (179,101)      $12.00 to $25.50      $   17.35
Canceled ....................         (92,890)      $13.56 to $29.94      $   24.18
                                    ---------
Outstanding at
  December 31, 1998 .........       1,274,043       $11.81 to $28.38      $   18.57
                                    =========

     At December 31, 1998, options for 1,070,653 shares (1,141,774 shares at December 31,1997) were exercisable with a weighted average remaining life of 5.6 years and 5.5 years for 1998 and 1997, respectively, and a weighted average exercise price of $17.85 and $17.58 for 1998 and 1997, respectively. The outstanding options as of December 31,1998 may be divided into the following ranges:

                                                         Weighted
     Range of                                             Average
   Option Prices       Outstanding     Exercisable     Remaining Life
   -------------       -----------     -----------     --------------
 $11.81 to $17.69       677,243          655,133          4.86
 $18.13 to $23.78       407,450          327,020          5.06
 $26.72 to $28.38       189,350           88,500          9.25
                      ---------        ---------
                      1,274,043        1,070,653
                      =========        =========

     As of December 31,1998, there were 897,297 shares (194,757 at December 31,1997) available for future grants.

NOTE I-SPECIAL CHARGE

     The Company recorded a special charge totaling $22.6 million pre-tax and $16.5 million after tax in 1998, primarily for write-downs of property, plant, and equipment, inventory, and goodwill, and increases to environmental reserves. Of the $22.6 million, $5.6 million was charged to Cost of sales and $17.0 million was charged to Other-net in the Consolidated Income Statement for the year ended December 31, 1998. The Company recorded $21.8 million of the pre-tax charge in the second quarter with the balance recorded in the third and fourth quarters.

     In analyzing the strategic plans for each of the Company's business units, management determined that the carrying value of certain assets within its Microelectronics and Metal Systems Groups were impaired based upon current cash flow projections. Property, plant and equipment and related intangibles with a carrying value of $19.6 million were written down by $14.3 million to their estimated fair market value in the second quarter 1998. The fair market value was determined by a discounted cash flow analysis using the Company's estimated pre-tax weighted average cost of capital. The impaired assets may be held for future use. The $14.3 million impairment is included in Other-net on the Consolidated Income Statement.

     An increase in the environmental reserve of $2.1 million was recorded as a long-term liability recognizing the Company's plan to pursue a voluntary remediation program of a former manufacturing site of a subsidiary. Payments of less than $0.1 million were made against this reserve in 1998. The allowance for doubtful accounts was increased by $0.6 million although the Company continues to pursue collection of this receivable. The remaining $5.6 million of the charge was for inventory write-downs resulting from reduced growth expectations and current market conditions, accelerated depreciation and amortization of fixed assets and associated prepaid manufacturing expenses for items to be taken out of service as a result of new investments or other changes in operations.

             Brush Wellman Inc. and Subsidiaries, December 31, 1998

NOTE J-INCOME TAXES
     Income (loss) before income taxes and income taxes (benefit) are comprised of the following components, respectively:

                                             1998         1997          1996
                                             ----         ----          ----
(Dollars in thousands)
Income(loss) before income taxes:
  Domestic ..........................      $(12,730)      $30,993      $ 28,750
  Foreign ...........................         1,168         4,478         4,427
                                           --------       -------      --------
    Total before income taxes .......      $(11,562)      $35,471      $ 33,177
                                           ========       =======      ========
Income taxes(benefit):
  Current income taxes:
    Domestic ........................      $    442       $ 5,982      $  7,736
    Foreign .........................           705         2,524         2,089
                                           --------       -------      --------
      Total current .................         1,147         8,506         9,825
  Deferred income taxes:
    Principally domestic ............        (5,577)        1,368        (1,139)
                                           --------       -------      --------
      Total income taxes ............      $ (4,430)      $ 9,874      $  8,686
                                           ========       =======      ========

     A reconciliation of the federal statutory and effective income tax rates follows:

                                                     1998        1997       1996
                                                     ----        ----       ----

Federal statutory rate .....................       (34.0)%      35.0%       35.0%
State and local income taxes,
 net of federal tax effect .................         1.3         1.7         1.1
Effect of excess of percentage
 depletion over cost depletion .............       (14.7)       (5.5)       (4.9)
Company-owned life insurance ...............        (4.3)       (1.5)       (3.6)
Difference due to book and tax
 and tax basis of assets of
 acquired businesses .......................        14.2         0.4         1.1
Taxes on foreign income-net ................        (3.6)       (1.2)       (1.2)
Other items ................................         2.8        (1.1)       (1.3)
                                                   -----        ----        ----
  Effective tax rate .......................       (38.3)%      27.8%       26.2%
                                                   =====        ====        ====

     Included in income taxes currently payable, as shown in the Consolidated Statements of Income, are $234,000, $935,000, and $585,000 of state and local income taxes in 1998, 1997, and 1996, respectively.

     The Company made domestic and foreign income tax payments, net of refunds, of $1,650,000, $10,507,000, and $11,144,000 in 1998, 1997, and 1996,
respectively.

     Under Statement 109, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets and (liabilities) recorded in the Consolidated Balance Sheets consist of the following at December 31:

                                                        1998             1997
                                                        ----             ----
(Dollars in thousands)
Postretirement benefits other
  than pensions ..............................        $ 12,476         $ 12,455
Alternative minimum tax credit ...............          11,691            5,582
Other reserves ...............................           8,094            7,095
Environmental reserves .......................           2,684            1,666
Inventory ....................................           1,893             --
Miscellaneous ................................             265              652
                                                      --------         --------
Total deferred tax assets ....................          37,103           27,450
Depreciation .................................         (14,562)          (9,765)
Pensions .....................................          (3,968)          (3,946)
Mine development .............................          (3,444)          (4,139)
Capitalized interest expense .................          (1,329)          (1,179)
Inventory ....................................            --               (198)
                                                      --------         --------
Total deferred tax liabilities ...............         (23,303)         (19,227)
                                                      --------         --------
Net deferred tax asset .......................        $ 13,800         $  8,223
                                                      ========         ========

NOTE K-EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (E.P.S.):

                                             1998         1997        1996
                                             ----         ----        ----
Numerator for basic
 and diluted E.P.S.:
  Net income (loss) ................   $ (7,132,000)   $25,597,000   $24,491,000
Denominator:
 Denominator for basic E P S
  Weighted-average shares
     outstanding ...................     16,267,804     16,214,718    15,846,358
 Effect of dilutive securities:
  Employee stock options ...........           --          194,189       112,440
  Performance restricted
     stock .........................           --           18,680        12,857
  Special restricted stock .........           --            1,881         8,826
                                       ------------    -----------   -----------
  Diluted potential
     common shares .................           --          214,750       134,123
                                       ------------    -----------   -----------
Denominator for diluted E P S
 Adjusted weighted-average
  shares outstanding ...............     16,267,804     16,429,468    15,980,481
                                       ============    ===========   ===========
Basic E.P.S ........................   $      (0.44)   $      1.58   $      1.55
                                       ============    ===========   ===========
Diluted E.P.S ......................   $      (0.44)   $      1.56   $      1.53
                                       ============    ===========   ===========

     Under SFAS No. 128, "Earnings per Share", no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists. Accordingly, dilutive securities totaling approximately 157,000 shares have been excluded from the 1998 diluted E.P.S. calculation.

NOTE L-PENSIONS AND OTHER POSTRETIREMENT BENEFITS

                                                                                 PENSION BENEFITS               OTHER BENEFITS
                                                                                 ----------------               --------------
                                                                                1998          1997            1998           1997
                                                                                ----          ----            ----           ----
(dollars in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at end of prior year ...............................     $  71,668       $ 69,187       $ 30,775       $ 31,843
Service cost ..........................................................         3,063          2,434            345            312
Interest cost .........................................................         5,154          4,916          2,122          2,174
Amendments ............................................................         5,025            924           --             --
Actuarial (gain) loss .................................................         3,552         (1,902)           274         (1,493)
Benefit payments ......................................................        (3,668)        (3,891)        (2,186)        (2,061)
                                                                            ---------       --------       --------       --------
Benefit obligation at end of year .....................................        84,794         71,668         31,330         30,775
                                                                            ---------       --------       --------       --------

CHANGE IN PLAN ASSETS
Fair value of plan assets at end of prior year ........................        96,372         84,819           --             --
Actual return on plan assets ..........................................        17,316         15,433           --             --
Employer contributions ................................................            17             11          2,186          2,061
Plan participants contributions .......................................          --             --             --             --
Benefit payments ......................................................        (3,668)        (3,891)        (2,186)        (2,061)
                                                                            ---------       --------       --------       --------
Fair value of plan assets at end of year ..............................       110,037         96,372           --             --
                                                                                                           --------       --------

Funded status .........................................................        25,243         24,704        (31,330)       (30,775)
Unrecognized net actuarial (gain) loss ................................       (19,989)       (13,811)        (5,386)        (5,875)
Unrecognized prior service cost .......................................         7,984          3,182           --             --
Unrecognized initial net (asset) obligation ...........................        (2,601)        (3,308)          --             --
                                                                            ---------       --------       --------       --------
Net amount recognized .................................................     $  10,637       $ 10,767       $(36,716)      $(36,650)
                                                                            ---------       --------       --------       --------

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Prepaid benefit cost ..................................................        12,988         12,615           --             --
Accrued benefit liability .............................................        (2,351)        (1,848)       (36,716)       (36,650)
                                                                            ---------       --------       --------       --------
Net amount recognized .................................................     $  10,637       $ 10,767       $(36,716)      $(36,650)
                                                                            ---------       --------       --------       --------

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate .........................................................          7.00%          7.25%          7.00%          7.25%
Expected return on plan assets ........................................          9.00%          9.00%           N/A            N/A
Rate of compensation increase .........................................          5.00%          5.00%           N/A            N/A

     For measurement purposes, a 6.75 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0 percent for 2002 and remain at that level thereafter.

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost
Interest cost ..................................................         $ 3,063          $ 2,434          $   345          $   312
Expected return on plan assets .................................           5,154            4,916            2,122            2,174
Amortization of prior service cost .............................          (7,589)          (7,082)            --               --
Amortization of initial net (asset) obligation .................             340              258             --               --
Recognized net actuarial (gain) loss ...........................            (707)            (707)            --               --
Net periodic benefit cost ......................................               3                2             (215)            (230)
                                                                         -------          -------          -------          -------
                                                                         $   264          $  (179)         $ 2,252          $ 2,256
                                                                         =======          =======          =======          =======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,275,000, $852,000, and $0, respectively, as of December 31, 1998, and $1,003,000, $639,000, and $0, respectively, as of
December 31, 1997.

             Brush Wellman Inc. and Subsidiaries, December 31, 1998

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1-PERCENTAGE     1-PERCENTAGE
                                                  POINT           POINT
                                                 INCREASE         DECREASE
                                                 --------         --------
(Dollars in thousands)
Effect on total of service and
 interest cost components ......................  $  104         $   (92)
Effect on postretirement benefit
 obligation ....................................   1,638          (1,402)

     The Company also has accrued unfunded retirement arrangements for certain directors. At December 31,1998, the projected benefit obligation was $239,000 ($1,038,000 in 1997). A corresponding accumulated benefit obligation of $239,000 ($995,000 in 1997) has been recognized as a liability in the balance sheet and is included in retirement and post-employment benefits. Certain foreign subsidiaries have funded and accrued unfunded retirement arrangements which are not material to the consolidated financial statements.

     The Company also sponsors a defined contribution plan available to substantially all U.S. employees. Company contributions to the plan are based on matching a percentage of employee savings up to a specified savings level. The Company's contributions were $2,291,000 in 1998, $2,207,000 in 1997, and $1,844,000 in 1996.

NOTE M-CONTINGENCIES AND COMMITMENTS

     The Company is, from time to time, involved in various legal and other proceedings that relate to the ordinary course of operating its business, including, but not limited to: employment-related actions, product liability claims, and workers' compensation claims.

     While the Company is unable to predict the outcome of current proceedings, based upon currently known facts, the Company does not believe that resolution of these proceedings will have a material adverse effect on the financial condition or operations of the Company.

     The Company has an active program for environmental compliance which includes the identification of environmental projects and estimating their impact on the Company's financial performance and available resources. Environmental expenditures that relate to current operations, such as wastewater treatment and control of airborne emissions, are either expensed or capitalized as appropriate. For projects involving remediation, estimates of the probable costs are made and the Company established undiscounted reserves of $7.9 million at December 31, 1998 ($5.1 million at December 31, 1997). These reserves cover existing or currently foreseen projects. Expenditures are charged to the reserve which is adjusted from time to time as additional projects are identified and for which probable costs of remediation can be estimated. The current portion of the reserve is included in the balance sheet as Other liabilities and accrued items while the long-term portion is included under Other long-term liabilities.

NOTE N-SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

     Selected financial data by business segment as prescribed by SFAS No. 131, "Disclosures about segments of an Enterprise and Related Information", for 1998, 1997 and 1996 are as follows.

                                                                      Metal             Micro-           All
                                                                    Systems          Electronics         Other               Total
                                                                    -------          -----------         -----               -----
(Dollars in thousands)
1998
----
Revenues from external customers ..........................         $295,705         $ 106,347          $  7,840          $ 409,892
Intersegment revenues .....................................              482             1,145              --                1,627
Special charge ............................................             --                --              22,572             22,572
Depreciation, depletion and amortization ..................           15,716             2,283             6,590             24,589
Segment profit (loss) before taxes ........................           27,897             2,120           (40,330)           (10,313)
Segment assets ............................................          262,847            51,052            89,791            403,690
Expenditures for long-lived assets ........................           21,054             7,432             8,679             37,165

1997
----
Revenues from external customers ..........................          302,403           124,418             6,980            433,801
Intersegment revenues .....................................            1,616               773              --                2,389
Special charge ............................................             --                --                --                 --
Depreciation, depletion and amortization ..................           12,870             2,543             3,916             19,329
Segment profit (loss) before taxes ........................           51,024             2,860           (17,860)            36,024
Segment assets ............................................          253,462            48,000            82,390            383,852
Expenditures for long-lived assets ........................           42,302             2,502            17,877             62,681

1996
----
Revenues from external customers ..........................          292,479            76,900             6,900            376,279
Intersegment revenues .....................................             --               1,184              --                1,184
Special charge ............................................             --                --                --                 --
Depreciation, depletion and amortization ..................           12,866             2,376             7,712             22,954
Segment profit (loss) before taxes ........................           56,305            (1,700)          (20,300)            34,305
Segment assets ............................................          220,585            43,458            91,736            355,779
Expenditures for long-lived assets ........................           17,974             3,144             9,370             30,488

     All Other includes corporate and certain unallocated costs, non-operating items of Other income/expense, and the revenues and related costs from one manufacturing facility. Segments are evaluated using earnings before interest and taxes. In 1998, the Company recorded a special charge of $22.6 million (see
Note I to the Consolidated Financial Statements). While this charge included write-downs of assets of the Metal Systems and Microelectronics Groups, it was not recorded against their profits asmanagement evaluates the profitability of those groups exclusive of the special charge. Assets shown in All Other include cash, computer hardware and software, deferred taxes, capitalized interest, and the operating assets for one manufacturing facility. Inventories for Metal Systems and Microelectronics are shown at their FIFO values with the LIFO reserve included under the All Other column. Intersegment revenues are eliminated in consolidation. The revenues from external customer totals are presented net of the Intersegment revenues.

     The Company's sales from U.S. operations to external customers, including exports, were $327,927,000 in 1998, $345,100,000 in 1997, and $301,451,000 in
1996. Revenues attributed to countries based upon the location of customers and long-lived assets deployed by the Company, by country, are as follows:


                                          1998            1997            1996
                                          ----            ----            ----
(Dollars in thousands)
Revenues
--------
United States ..................        $280,830        $291,378        $267,877
All Other ......................         129,062         142,423         108,402
                                        --------        --------        --------
Total ..........................        $409,892        $433,801        $376,279

Long-Lived Assets
-----------------
United States                         $166,979         $172,623         $128,304
All Other                                6,283            6,128            7,390
                                      --------         --------         --------
Total                                 $173,262         $178,751         $135,694

     No individual country, other than the United States, or customer accounted for 10% or more of the Company's revenues for the years presented. Revenues from outside the U.S. are primarily from Europe and Asia.

             Brush Wellman Inc. and Subsidiaries, December 31, 1998

NOTE O-QUARTERLY DATA
(Dollars in thousands except per share data)

                                                                                               1998
                                                           ------------------------------------------------------------------------
                                                            First         Second          Third           Fourth
                                                           Quarter        Quarter         Quarter         Quarter            Total
                                                           -------        -------         -------         -------            -----

Net sales .........................................    $   114,181     $   102,992     $    96,240    $    96,479      $   409,892
Gross profit ......................................         28,029          17,516          19,416         19,758           84,719
  Percent of sales ................................           24.5%           17.0%           20.2%          20.5%            20.7%
Net income (loss) .................................          6,162         (13,084)             98           (308)          (7,132)
Earnings (loss) per share of common stock:
  Basic ...........................................           0.38           (0.80)           0.01          (0.02)           (0.44)
  Diluted .........................................           0.37           (0.80)           0.01          (0.02)           (0.44)
Dividends per share of common stock ...............           0.12            0.12            0.12           0.12             0.48
Stock price range
  High ............................................          28.50           29.69           22.75          17.44
  Low .............................................          22.94           19.13           13.81          11.94

Included in the second quarter of 1998 is $15.9 million of the $16.5 million after tax special charge.

                                                                                           1997
                                                        ---------------------------------------------------------------------------
                                                          First          Second            Third           Fourth
                                                         Quarter         Quarter          Quarter          Quarter            Total
                                                         -------         -------          -------          -------            -----

Net sales ......................................    $    99,688      $   113,374      $   109,073      $   111,666      $   433,801
Gross profit ...................................         24,782           28,866           26,292           29,398          109,338
  Percent of sales .............................           24.9%            25.5%            24.1%            26.3%            25.2%
Net income .....................................          6,490            7,489            3,989            7,629           25,597
Earnings per share of common stock:
  Basic ........................................           0.40             0.46             0.25             0.47             1.58
  Diluted ......................................           0.40             0.46             0.24             0.46             1.56
Dividends per share of common stock ............           0.11             0.11             0.12             0.12             0.46
Stock price range
  High .........................................          19.25            22.13            26.81            25.87
  Low ..........................................          16.25            17.75            20.94            23.06

                 REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Brush Wellman Inc.

     We have audited the accompanying consolidated balance sheets of Brush Wellman Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brush Wellman Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Cleveland, Ohio
January 26, 1999




REPORT OF MANAGEMENT

     The management of Brush Wellman Inc. is responsible for the contents of the financial statements, which are prepared in conformity with generally accepted accounting principles. The financial statements necessarily include amounts based on judgements and estimates. Financial information elsewhere in the annual report is consistent with that in the financial statements.

     The Company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls and, therefore, it provides only reasonable assurance with respect to financial statement preparation. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company's statement of policy regarding ethical and lawful conduct. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with generally accepted auditing standards.

     The Audit Committee of the Board of Directors, comprised solely of Directors who are not members of management, meets regularly with management, the independent auditors, and the internal auditors to ensure that their respective responsibilities are properly discharged. The independent auditors and the internal audit staff have full and free access to the Audit Committee.


/s/ Johb D. Grampa
John D. Grampa
Vice President, Finance

                     MANAGEMENT 'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

     Portions of the narrative set forth in this document that are not historical in nature are forward-looking statements. The Company's actual future performance may differ from that contemplated by the forward-looking statements as a result of a variety of factors. These factors include, in addition to those mentioned elsewhere herein, the condition of the markets which the Company serves (especially as impacted by events in particular markets including telecommunications, automotive, and computer, or in particular geographic regions, such as Asia), the success of the Company's strategic plans, the timely and successful completion of pending capital expansions and Year 2000 remediation projects, and the conclusion of pending litigation matters in accordance with the Company's expectation that there will be no materially adverse effects.

RESULTS OF OPERATIONS
1998 TO 1997 COMPARISON

     Worldwide sales of $409.9 million in 1998 were 6% lower than the record $433.8 million of sales in 1997. Sales and profits from both the Metal Systems Group and Microelectronics Group declined in 1998 from 1997. The Company also recorded a $22.6 million special charge (see Note I to the Consolidated Financial Statements) to write-down certain assets and establish various reserves. This resulted in a per share loss of $0.44 in 1998 compared to net income per share of $1.56 in 1997. Absent the special charge, earnings per share would have been $0.57 in 1998.

     Metal Systems Group sales were $295.7 million in 1998 compared to $302.4 million in 1997. Products sold by the Metal Systems Group include Alloy Products (primarily copper-beryllium), Engineered Material Systems, and Beryllium Products. These products are used in a wide variety of applications where superior electrical conductivity, formability, wear resistance, high strength, or hardness characteristics may be required. They are sold into the telecommunications, computer, automotive, aerospace/defense, plastic molds, and appliance markets. Copper is a large component of these sales and changes in the market price of raw copper generally are passed through to the Company'sdomestic customers. Average copper prices were lower in 1998 than 1997 thereby reducing reported revenues but not margins. The U.S. dollar strengthened in 1998 compared to 1997 and, as a result, the translated value of Metal Systems' foreign currency denominated sales declined. Had copper prices and exchange rates in 1998 been equal to 1997 (andassuming no other changes to 1998's volumes and prices), Metal Systems' sales would have been slightly higher than last year.

     The Company has an active sales, marketing, and distribution program designed to develop and penetrate new markets and applications while servicing current customer needs. Demand from the aerospace and plastic mold markets remained strong in 1998. However, a general softness in the telecommunications and computer markets beginning in the second quarter and the General Motors strike during the second and third quarters negatively impacted sales volumes. Sales into the defense market, which is a considerably smaller market for the Company compared to a decade ago, were solid in the first half of the year but slowed down in the second half. European sales of Metal Systems products increased over last year, but the weak economic conditions in Asia caused a decline of sales in that region. Prior to this year, sales of alloy strip and bulk products through the Company's Japanese subsidiary had increased every year since its formation in the mid-1980s.

     Worldwide sales of alloy strip and bulk products in pounds were 6% higher than 1997 and a new record high. Shipments from the new facility in Lorain, Ohio that produces afamily of non-beryllium containing alloys were a minor contributor to this increase. Engineered Material Systems revenues declined 3% in 1998 from 1997 after five straight years of growth.

     Capacity and material flow issues at the Company's Elmore, Ohio facility constrained the growth of Metal Systems sales and, in particular, alloy strip products. The construction of the $117 million Alloy Expansion Project continued and the new cast shop portion of the project has been placed in service. However, start-up costs and yield problems were worse than anticipated. The lower yields were caused by casting issues, which at times were not detectable until further processing in the strip mill. The strip mill needed to operate at full capacity with high quality input material in order to satisfy current customer demand, and the lower yield reduced the mill's output. Casting quality and flow of material did improvein the latter part of the year. The balance of the Alloy Expansion Project,the new strip mill, has also been installed and is undergoing testing and qualification. Portions of the equipment are being used to produce salable product in early 1999 with the full line anticipated to be integrated into full production in the third quarter of 1999. The start-up costs and inefficiencies from the Alloy Expansion Project were approximately $4.0 million higher than in 1997 and served to reduce margins earned on Metal Systems sales. It is anticipated that start-up costs in 1999 associated with the strip mill will be less than the 1998 start-up costs.

     Microelectronics Group sales were $106.3 million in 1998 compared to $124.4 million in 1997. Markets served by this group include telecommunications, automotive, optical media, aerospace, and medical. The major product forms manufactured and sold are precious and non-precious metal physical vapor deposition (PVD) targets, beryllium ceramics, direct bond copper, copper tungsten, and thick film circuits. The decline in sales from 1997 is primarily a result of a planned substitution of silver for gold in PVD applications. Under this program the customer receives the benefits of a high quality product but at a significantly lower cost as the cost of the precious metal is a straight pass through. While the reported revenue from PVD is lower, the actual number of targets and the resulting value added (revenue less the cost of the metal) were higher in 1998 than 1997. At the end of the second quarter 1998, the Company acquired the assets of Pure Tech Inc., a manufacturer of non-precious metal PVD targets. The Company also undertook a capital investment program to expand these operations and augment its current product offerings.

     Sales of Ceramic Products declined slightly from the prior year as the softness in the telecommunications market and the General Motors strike also negatively impacted these sales. The Company expanded its Tucson, Arizona plant and created a separate facility dedicated to the development and manufacture of copper tungsten products. These products will be sold into the markets currently served by Ceramics. Direct bond copper sales were disappointing in 1998 and the high manufacturing costs caused by poor yields prevented the Company from achieving reasonable margins on these products. Production processes were revised, and by year-end 1998, yield rates had improved significantly. Sales of thick film circuits, manufactured at the Oceanside, California facility, were flat with the prior year and remain a small portion of the Company's total revenue.

     Sales from international operations were $82.0 million in 1998 compared to $88.7 million in 1997. International operations consist of distribution centers in Germany, England, Japan, and Singapore, as well as a precious metal finishing operation in Singapore. The Company also has a network of independent agents and distributors throughout the world. The international markets served are essentially the same as in the U.S. The distribution centers typically price in their local currency and face competition based in that country. Since the majority of the product cost is incurred in U.S. dollars, a strengthening of the U.S. dollar reduces the translated value of sales and the resulting margins. Direct exports to unaffiliated customers were $47.1 million in 1998 and $53.7 million in 1997. These sales are denominated in U.S. dollars. Approximately 80% of total international sales (sales by international operations and direct exports) are from the Metal Systems Group.

     Gross margin was $84.7 million or 20.7% of sales in 1998 compared to $109.3 million or 25.2% of sales in 1997. Included in cost of sales and serving to reduce 1998's margin is $5.6 million of the special charge. The charge will be described below. In addition to the start-up costs and currency effect, 1998 margins were reduced by approximately $5.0 million in higher fixed costs associated with the recent capital investments (i.e. depreciation, lease charges, taxes, and insurance). These costs are anticipated to increase again in 1999 as lease payments for the new strip mill equipment in Elmore will begin in March 1999. The decline in gross margin, other than the special charge, is in the Metal Systems Group. The Microelectronics Group gross margin was level with the prior year. Prices in general were stable, but there was a slight mix shift towards lower priced, but not necessarily lower margin percent, products.

     Selling, administrative, and general expenses declined to $64.6 million in 1998 from $65.3 million in 1997. Lower incentive compensation expenses and planning and development work for the new Lorain facility incurred in 1997, but not 1998, were the main reasons for the lower expenses. In addition, the stronger U.S. dollar reduced the translated value of the international operations' expenses by $0.5 million compared to the prior year.

     Research and development (R&D) expenses were $8.7 million, or 2.1% of sales in 1998, versus $7.7 million, or 1.8% of sales in 1997. The majority of R&D expense supports the Metal Systems Group sales. The major increase was for development of alloys to be produced at the Company's Lorain facility. Additional research dollars were also invested to support casting techniques and processes.

     Other-net expense includes $17.0 million of the $22.6 million special charge in 1998. The charge includes the write-down of certain fixed assets and related intangibles in the Microelectronics and Metal Systems Groups to their estimated fair market values in accordance with SFAS No. 121. The Company's current long-term strategic plans anticipate only modest growth from certain operations, and the projected cash flows were not sufficient to support the carrying value of these assets. The written-down assets were generally not taken out of service. Charges were also recorded for assets that will no longer be in service as a result of new capital investments. A reserve for environmental expenses was recorded in support of a plan to pursue a voluntary remediation program of a former manufacturing site of a subsidiary under the State of Ohio's Voluntary Action Program. The special charge is consistent with the Company's long-term goals and objectives and does not suggest any plans to exit any of the Company's current businesses at the present time.

     Absent the special charge, Other-net was $4.8 million in 1998 compared to $0.3 million in 1997. Exchange gains/losses account for $4.0 million of this difference. Interest income was $0.7 million lower in 1998 than 1997 due to the decrease in cash balances.

     The 1998 operating loss was $10.3 million compared to a profit of $36.0 million in 1997. Excluding the special charge, the 1998 operating profit would have been $12.3 million. Metal Systems' operating profit decreased from $51.0 million in 1997 to $27.9 million in 1998 because of the start-up costs and yield issues in Elmore, the higher fixed costs from new investments, and the unfavorable currency effect. Microelectronics' operating profit of $2.1 million is down slightly from the prior year. The special charge was recorded centrally and not charged back against either group's profits.

     Interest expense was $1.2 million in 1998 and $0.6 million in 1997. These figures are net of capitalized interest of $1.6 million in 1998 and $1.8 million in 1997 associated with long-term capital projects. Debt levels increased significantly throughout 1998 and the average debt level was higher in 1998 than 1997. The average borrowing rate was 0.5% lower in 1998 than 1997.

     Income taxes were provided at a rate of 38.3% of the loss before income taxes in 1998 and 27.8% of the income before income taxes in 1997. Adjustments to the statutory tax rate are detailed in Note J to the Consolidated Financial Statements. The diluted loss per share was $0.44 in 1998 compared to diluted earnings per share of $1.56 in 1997.

     The Company is subject to litigation involving claims relating to product liability and other claims relating to alleged beryllium disease exposure (see "Legal Proceedings" in the Company's Annual Report on Form 10-K). Management believes that the Company has substantial defenses and intends to vigorously contest such suits. However, the Company's results of operations could be materially affected by unfavorable results in one or more of these cases. Based on information known to the Company and assuming collectibility of insurance on covered claims, management believes the outcome of the Company's pending litigation should not have a material adverse effect upon the consolidated financial position, results of operations, or the cash flow of the Company.

1997 TO 1996 COMPARISON

     Sales in 1997 were a record $433.8 million, a 15% improvement over 1996 sales of $376.3 million, and an increase for the fifth consecutive year. Diluted earnings per share grew to $1.56 in 1997 from $1.53 in 1996.

     Metal Systems sales were $302.4 million in 1997 compared to $292.5 million in 1996. Alloy Products strip sales posted significant gains in 1997 over 1996 in the domestic and international markets. Pounds shipped increased at a higher rate than the sales value as a large portion of the additional sales were in relatively lower priced alloys. The translation rate differences also adversely affected international sales. Strip production was near capacity for most of the year. The new casting facility in Elmore, Ohio, part of the three year $117 million alloy expansion project, started up on schedule late in the fourth quarter of 1997. Alloy Products bulk sales declined year over year due to lower sales to the recreation and leisure market, while bulk product sales to other markets increased slightly in 1997 over 1996. To augment the markets served by its traditional beryllium alloy bulk products, the Company completed construction of a new facility in Lorain, Ohio. Production in limited quantities began in the fourth quarter 1997. Sales of Engineered Material Systems grew to record levels once again. Engineered Material Systems includes clad inlay or overlay metals, contour profiling of metals, electron beam welded metal systems, precious and base metal electroplating, and solder-coated metal systems, or any combinations of these systems. Beryllium Products sales also grew in 1997 from 1996. AlBeMet((R)) sales, while still relatively small, increased in 1997. Investment cast products also offer an opportunity for growth. Beryllium metal sales, primarily for defense applications, were flat year over year.

     Sales of Microelectronics Group products increased dramatically to $124.4 million in 1997 from $76.9 million in 1996. The majority of the sales growth was in precious metals, primarily physical vapor deposition targets used in the optical data storage and hybrid electronic markets. Revenues from the Company's gold refining operations increased in 1997 as well. Because of the high precious metal content, the cost of which is passed through to customers, these sales have a lower margin percent than the average margins earned on the Company's other products. While profitable, the large increase in precious metal sales has the effect of lowering the Company's overall gross margin percent.

     Ceramic Products sales were higher in 1997 than 1996 on the strength of additional base beryllia ceramic sales to the telecommunications market. Direct bond copper sales increased slightly. Thick film circuits were a minor contributor to the increased sales in 1997 from 1996.

     Sales by international operations totaled $88.7 million in 1997 compared to $74.8 million in 1996. Direct exports were $53.7 million in 1997 and $33.6 million in 1996.

     Gross margin was $109.3 million in 1997, a gain of $4.2 million from 1996. However, the margin percentage declined to 25.2% of sales from 27.9%. The two major causes for the decline in the percentage were the effects of the stronger U.S. dollar and the mix effect of higher Microelectronics Group sales that carry smaller margins as previously discussed. Capacity constraints at several facilities within the Metal Systems Group created additional cost pressures (increased overtime, limited availability of the optimal equipment, etc.). The cost of copper, typically passed through to customers, was essentially flat year on year. Selling prices in general were fairly stable during 1997.

     Selling, administrative, and general expenses were $65.3 million or 15.1% of sales in 1997 compared to $61.6 million or 16.4% of sales in 1996. Costs associated with the start-up of the new facility in Lorain and charges for the company-owned life insurance program were two main causes for the increase. The expense portion of the new computer based information system project, begun in 1996, continued into 1997.

     R&D expenses were $7.7 million or 1.8% of sales in 1997, a decline from $8.3 million or 2.2% of sales in 1996. Expenses were lower in 1997, in part, because of reimbursements for R&D work performed under government contracts. Additionally, two major initiatives in 1996 achieved their objectives in early 1997 and, therefore, caused a reduction in expenditures.

     Other-net expense was $0.3 million in 1997 and $1.0 million in 1996. Foreign currency hedge gains were higher in 1997 than 1996 while goodwill expense was lower in 1997. Partially offsetting these benefits was an increase in the cost of financing the consigned platinum and palladium inventory that support a portion of the precious metal business. Major disruptions to the supply of metal in the international markets in the summer of 1997 caused the higher consignment rates. By the end of 1997, these rates had significantly declined, although they still were higher than the typically nominal rates of prior years. The Company has taken additional measures to reduce its exposures.

     Operating profit for Metal Systems was $51.0 million in 1997, a 10% decrease from 1996 while Microelectronics' profit improved to $2.9 million after posting a loss of $1.7 million in 1996.

     Interest expense was $0.6 million in 1997 versus $1.1 million in 1996, net of capitalized interest associated with long-term capital projects of $1.8 million in 1997 and $1.0 million in 1996. The higher incurred interest expense in 1997 was the result of increased borrowings, however, the weighted average interest rate declined slightly in 1997 from 1996.

     Income before income taxes was $35.5 million in 1997, an increase of $2.3 million from 1996. As explained above, this improvement was due to higher sales volume generating an increase in margin that was partially offset by an unfavorable currency effect and higher expenses.

     The Company's effective tax rate was 27.8% of pre-tax earnings in 1997 compared to 26.2% in 1996. Higher earnings and a decreased tax benefit from the company-owned life insurance program caused the increase in the rate. Adjustments to the statutory tax rate are detailed in Note J to the Consolidated Financial Statements.

     Comparative basic earnings per share were $1.58 in 1997 and $1.55 in 1996. Diluted earnings per share were $1.56 in 1997 and $1.53 in 1996.

FINANCIAL POSITION

     Cash flow from operations was $19.5 million in 1998 versus $40.4 million in 1997. The main differences are the lower net income in 1998, absent the special charge, and an increase in inventories. The recording of the special charge had no effect on cash flow in 1998. Cash balances at the end of 1998 were $1.9 million compared to $7.2 million at year-end 1997.

     Inventories increased by $12.4 million during 1998. A portion of this increase is in work-in-process at the Elmore facility. The Company attempts to recycle as much of its beryllium containing scrap as feasible. The abnormally low yield rate caused by the casting process in 1998 produced higher levels of scrap. This scrap is maintained in inventory at the appropriate input feed value and is available for remelting and reprocessing into good product. The start-up of manufacturing operations at the Lorain facility and the acquisition of the assets of Pure Tech Inc. also contributed to the inventory increase.

     Capital expenditures for property, plant, and equipment and mine development expenditures were $37.2 million in 1998. Expenditures incurred by Metal Systems totaled $21.1 million and included a portion of the payments for the Alloy Expansion Project in Elmore, Ohio and new plating lines and rolling mills for the Lincoln, Rhode Island facility. The $117 million Alloy Expansion Project began in 1995 and is expected to be completed in 1999. It is being financed, in part, by two operating leases totaling approximately $79.7 million. Payments under the facility lease began in December 1997, and payments under the equipment lease will begin in 1999. The equipment lease payments are graduated and will increase over time. Capital expenditures for Microelectronics were $7.4 million in 1998, with the mainprojects being the expansion of precious and nonprecious metal capabilities, and the new copper tungsten facility.

     The Company is also undertaking several major capital investments to replace a large portion of its legacy computer systems while other systems are undergoing major upgrades. One of the benefits from these system replacements and upgrades is mitigating the need to make numerous legacy systems Year 2000 compliant. The Company currently is actively addressing the Year 2000 issues for both information technology equipment and non-information technology equipment (i.e., manufacturing and other support machinery). The related expense for this activity was approximately $1.0 million in 1998 with a smaller but undetermined amount expected to be expended in 1999. Outside consultants have been contracted to assist in assessing the Company's exposure and costs. The majority of the sales, financial, and payroll information technology systems either already are or anticipated to be Year 2000 compliant by early 1999. The Company is still in the assessment phase relative to remediation of any Year 2000 issues with its non-information technology equipment, although, some equipment is known to be or has been made Year 2000 compliant. If required modifications and conversions are not made on a timely basis, the Year 2000 issue could have a material adverse effect on the Company's operations. The Company can provide no assurance that Year 2000 compliance plans will be successfully completed by suppliers and customers on a timely basis, nor has the Company been able to assess the potential impact of noncompliance by any customer or supplier. While the Company is attempting to resolve its Year 2000 issues to the best of its understanding, given the complexity of the issue and the potential costs, the Company cannot provide absolute assurance that this issue will not have any impact on the Company's future cash flows or results of operations. The Company anticipates developing contingency plans as warranted.

     The assets of Pure Tech Inc. were acquired by Williams Advanced Materials Inc., a wholly-owned subsidiary of the Company, for $12.4 million in cash late in the second quarter 1998. The acquisition was accounted for as a purchase.

     Short-term debt was $45.6 million at December 31, 1998, an increase of $16.7 million from the prior year-end. Included in this amount is $25.5 million of foreign currency loans and $6.8 million denominated in precious metals. Long-term debt on the balance sheet was $32.1 million at year-end 1998 compared to $17.9 million at year-end 1997. Unused lines of credit totaled $113.0 million at December 31, 1998. In January 1999, the Company amended certain provisions of its revolving credit agreement and master lease agreement including a covenant limiting the amount of outstanding debt to a multiple of earnings before interest, taxes, depreciation, and amortization (funded debt/EBITDA ratio).

     The Company purchased 250,000 shares of its Common Stock at a cost of $5.3 million and paid dividends totaling $7.8 million in 1998.

     Funds being generated from operations, plus the available borrowing capacity, are believed to be adequate to support operating requirements, capital expenditures, remediation projects, and dividends. Excess cash, if any, is invested in money market or other high quality investments.

     Cash flow from operations was $40.4 million in 1997. Cash balances declined to $7.2 million from $31.7 million during 1997 while total balance sheet debt increased by $2.2 million. Capital expenditures were $53.2 million in 1997. The Company purchased 205,600 shares of stock at a cost of $4.9 million and paid $7.3 million of dividends in 1997.

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

     Beginning in 1998, updated computer models are being used to estimate ore reserves which are subject to economic and physical evaluation. Development drilling has affected the total ore reserves to some degree. The requirement that reserves pass an economic test causes open-pit mineable ore to be found in both proven and probable geologic settings. Although both the proven ore reserves and the open-pit mining depths have increased, the probable reserves have substantially decreased. Based upon 1998 production levels, proven reserves would last sixty years or more.

                                      1998          1997         1996         1995          1994
                                      ----          ----         ----         ----          ----

Proven bertrandite
  ore reserves at
  year-end (thousands
  of dry tons) ...................    7,747         6,924         6,763        6,927        6,747

Grade beryllium ..................    0.259%        0.249%        0.249%       0.249%       0.251%

Probable bertrandite
  ore reserves at
  year-end (thousands
  of dry tons) ...................    3,535         6,750         7,432        7,346        7,559

Grade beryllium ..................    0.210%        0.277%        0.281%       0.281%       0.279%

Bertrandite ore
  processed
  (thousands of dry
  tons, diluted) .................      113           110            97           96           79

Grade beryllium,
  diluted ........................    0.234%        0.229%        0.236%       0.232%       0.240%

INFLATION AND CHANGING PRICES

     The prices of certain major raw materials, including copper, nickel, gold, silver, and other precious metals purchased by the Company, fluctuate during a given year. Such changes in costs are generally reflected in selling price adjustments. The prices of labor and other factors of production generally increase with inflation. Additions to capacity, while more expensive over time, usually result in greater productivity or improved yields. However, market factors, alternative materials, and competitive pricing affect the Company's ability to offset wage and benefit increases. The Company employs the last-in, first-out (LIFO) inventory valuation method domestically to more closely match current costs with revenues.

ENVIRONMENTAL MATTERS

     As indicated in Note M to the Consolidated Financial Statements, the Company maintains an active program of environmental compliance. For projects involving remediation, estimates of the probable costs are made and the Company has reserved $7.9 million at December 31, 1998 ($5.1 million at December 31,
1997). This reserve covers existing and currently foreseen projects.

MARKET RISK DISCLOSURES

     The Company is exposed to commodity price, interest rate, and foreign exchange rate differences. The Company attempts to minimize the effects of these exposures through a combination of natural hedges and the use of derivatives. See Note G to the Consolidated Financial Statements.

     The Company uses gold and other precious metals in manufacturing various Microelectronics and Metal Systems products. To minimize exposure to market price changes, precious metals are maintained on a consigned inventory basis. The metal is purchased out of consignment when it is ready to ship to a customer as a finished product. The Company's purchase price forms the basis for the price charged to the customer for the precious metal content and, therefore, the current cost is matched to the price. The Company does maintain a certain level of gold in its own inventory, but this is typically balanced out by having a loan denominated in gold for the same number of ounces. Any change in the market price of gold will result in an equal change in the book value of the asset and liability.

     The Company is charged a consignment fee by the financial institutions that actually own the gold. This fee, along with the interest charged on the gold loan, is partially a function of the market price of gold. The fee, but not the interest on the loan, can be charged to customers on a case by case basis. Should the market price of precious metals used by the Company increase by 15% from the levels on December 31, 1998, the additional pre-tax cost to the Company on an annual basis would be approximately $0.1 million. This calculation assumes no changes in the quantity of inventory or the underlying fee and interest rates and that none of the additional fee is charged to customers.

     The Company also uses base metals, primarily copper, in its production processes. Fluctuations in the market price of copper are passed on in the form of price adders (or as price reductions) to customers for the majority of the copper sales volumes. However, when the Company cannot pass through the price of copper, margins can be reduced by increases in the market price of copper. To hedge this exposure, the Company enters into copper swaps with financial institutions that exchange a variable price of copper for a fixed price. By so doing, the difference between the Company's purchase price and selling price of copper will be a known, fixed value for the quantities covered by the swaps. Based upon copper swaps outstanding at December 31, 1998 that will mature during 1999, management estimates a 10% decrease in the price of copper from the December 31, 1998 level will increase the loss on these contracts and decrease pre-tax income by approximately $1.9 million. This calculation excludes the additional profit that the Company anticipates it will make by selling copper at a fixed price that cost 10% less than it does on December 31, 1998.

     The Company is exposed to changes in interest rates on its debt and cash. This interest rate exposure is managed by maintaining a combination of short-term and long-term debt and variable and fixed rate instruments. The Company also uses interest rate swaps to fix the interest rate on variable debt obligations as it deems appropriate. Excess cash, if any, is typically invested in high-quality instruments that mature in seven days or less. If interest rates were to increase 200 basis points (2%) from the December 31, 1998 rates, and assuming no changes in debt or cash from the December 31, 1998 levels, the additional annual net expense would be approximately $0.9 million on a pre-tax basis.

     The Company sells products in foreign currencies, mainly the deutschmark, yen, and sterling. The majority of these products' costs are incurred in U.S. dollars. The Company is exposed to currency movements in that if the U.S. dollar strengthens, the translated value of the foreign currency sale and the resulting margin will be reduced. The Company does not change the price of its products for short-term exchange rate movements because of its local competition. To minimize this exposure, the Company purchases foreign currency forward contracts and options. Should the U.S. dollar strengthen, the decline in margins should be offset by a gain on the contract. A decrease in the value of the U.S. dollar would result in larger margins but potentially a loss on the contract, depending upon the method used to hedge. If the U.S. dollar weakened 10% against all currencies from the December 31, 1998 exchange rates, the additional loss on the outstanding contracts as of December 31, 1998 would reduce pre-tax profits by approximately $2.6 million. This calculation does not take into account the increase in margins as a result of translating foreign currency sales at the more favorable exchange rate.

                   BRUSH WELLMAN INC. DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

ALBERT C. BERSTICKER(2, 3, 4)
Chairman
Ferro Corporation

CHARLES F. BRUSH, III(1, 4)
Personal Investments

DAVID L. BURNER(1, 4)
Chairman, President, and
Chief Executive Officer
BF Goodrich Co.

GORDON D. HARNETT(2)
Chairman of the Board,
President, and
Chief Executive Officer
Brush Wellman Inc.

DAVID H. HOAG(3, 4)
Retired Chairman
The LTV Corp.

JOSEPH P. KEITHLEY(3, 4)
Chairman, President, and
Chief Executive Officer
Keithley Instruments, Inc.

WILLIAM P. MADAR(1, 2, 3, 4)
Chairman
Nordson Corporation

ROBERT M. MCINNES(2, 3, 4)
Retired President and
Chief Executive Officer,
Pickands Mather & Co.

WILLIAM R. ROBERTSON(1, 4)
Managing Partner
Kirtland Capital Partners

JOHN SHERWIN, Jr.(1, 2, 4)
President,
Mid-Continent Ventures, Inc.

1  Audit Committee
2  Executive Committee
3  Governance Committee
4  Organization and Compensation Committee

OFFICERS

GORDON D. HARNETT(1, 2)
Chairman of the Board,
President, and
Chief Executive Officer

BRIAN J. DERRY(1, 2)
Vice President, Operations

STEPHEN FREEMAN(1, 2)
Vice President, Alloy Products

JOHN D. GRAMPA(1, 2)
Vice President, Finance

WILLIAM R. SEELBACH(1, 2)
President, Alloy Products

DANIEL A. SKOCH(1, 2)
Vice President
Administration and Human Resources

MICHAEL D. ANDERSON(2)
Vice President, Beryllium Products

JORDAN P. FRAZIER(2)
General Manager, Ceramic Products

MICHAEL C. HASYCHAK(1, 2)
Treasurer and Secretary

ALFONSO T. LUBRANO(2)
President, Technical Materials, Inc.

JOHN J. PASCHALL(2)
President, Williams Advanced Materials Inc.

ANDREW J. SANDOR(1, 2)
Vice President, Alloy Technology

WILLIAM M. CHRISTOFF(1)
Assistant Treasurer - Taxes, Assistant Secretary

DAVID C. DEUBNER(1)
Vice President, Occupational Medicine

JAMES P. MARROTTE(1)
Controller

JOHN J. PALLAM(1)
Vice President, General Counsel

1  Corporate Officers
2  Executive Officers


OFFICES AND FACILITIES

MANUFACTURING FACILITIES
Buffalo, New York
Carmel, New York
Delta, Utah
Elmore, Ohio
Fremont, California
Lincoln, Rhode Island
Lorain, Ohio
Newburyport, Massachusetts
Oceanside, California
Reading, Pennsylvania
Tucson, Arizona
Wheatfield, New York

RESEARCH FACILITIES AND
ADMINISTRATIVE OFFICES

Cleveland, Ohio

SERVICE AND DISTRIBUTION CENTERS

Elmhurst, Illinois
Fairfield, New Jersey
Singapore
Stuttgart, Germany
Theale, England
Tokyo/Fukaya, Japan
Torrance, California
Warren, Michigan

SUBSIDIARIES

Brush Wellman GmbH,
         Stuttgart, Germany

Brush Wellman Limited,
         Theale, England

Brush Wellman (Japan), Ltd,
         Tokyo, Japan

Brush Wellman (Singapore) Pte Ltd,
         Singapore

Circuits Processing Technology Inc.
         Oceanside, California

Technical Materials, Inc.
         Lincoln, Rhode Island

Williams Advanced Materials Inc.
         Buffalo, New York,
         Singapore

CORPORATE  DATA

ENVIRONMENTAL POLICY

     Brush Wellman Inc. considers Environmental, Health, and Safety as integral parts of our business strategy and necessary for our success. It is the policy of Brush Wellman to design, manufacture, and distribute all products and to manage and dispose of all materials in a safe, environmentally sound manner. We are committed to utilizing our resources and technical capabilities to their fullest extent to protect the health and safety of our employees, our customers, the general public, and the environment.

     The health and safety of our employees is of paramount importance. No operation or task will be conducted unless it can be performed in a safe manner.

     Through education and training, we shall promote a culture which establishes individual ownership of Environmental,Health, and Safety responsibility throughout the organization and empowers everyone to continuously improve all working conditions. Each employee will maintain an awareness of safe work practices and endeavor to prevent conditions which may result in an unsafe situation or harm the environment. It is the responsibility of each employee to promptly notify management of any adverse situation.

     We shall make every effort to minimize, to the lowest feasible level, occupational and environmental exposure to all potentially hazardous materials.

     We will go beyond regulatory compliance, striving for continuous improvement in all our Environmental, Health, and Safety control efforts.

     The Company will provide medical surveillance and preventive health maintenance programs for the early detection of occupational diseases.

     The Management Team at each location will diligently respond to employee concerns and is directly responsible for developing and implementing programs for ensuring that their operations comply with this policy. The
Environmental Health and Safety staff provides support by:

     - maintaining liaison with appropriate government agencies and interpreting and communicating regulations;
     - providing technical guidance and assisting in the development of policies and performance standards; and
     - conducting independent review and assessment of all operations to audit compliance with environmental, safety, and health policies.

     All employees are expected to follow the intent and spirit of this policy and incorporate sound health, safety, and environmental practices in the conduct of their jobs.

     This policy applies to all Brush Wellman business units worldwide.

ANNUAL MEETING

     The Annual Meeting of Shareholders will be held on May 4, 1999 at 11:00 a.m. at The Forum, One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio.

INVESTOR INFORMATION

     Brush Wellman maintains an active program of communication with shareholders, securities analysts and other members of the investment community. Management makes regular presentations in major financial centers around the world. To obtain:
     - additional copies of the Annual Report
     - SEC Form 10K/10Q
     - product literature please contact:
           Michael C. Hasychak
           Treasurer and Secretary

WEB SITE

     Brush Wellman maintains a site on the World Wide Web. The web site, which can be accessed via the internet at http://www.brushwellman.com is designed to provide useful, timely information about Brush Wellman to customers, potential customers, investors, employees, and the general public.

DIVIDEND REINVESTMENT PLAN

     Brush Wellman has a plan for its shareholders which provides automatic reinvestment of dividends toward the purchase of additional shares of the Company's common stock. For a brochure describing the plan please contact our transfer agent, National City Bank, at 1-800-622-6757.

AUDITORS
Ernst & Young LLP
1300 Huntington Building
Cleveland, Ohio 44115

TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations

P.O. Box 92301
Cleveland, OH 44193-0900
For shareholder inquiries, call: 1-800-622-6757

STOCK LISTING
New York Stock Exchange/Symbol: BW

CORPORATE HEADQUARTERS
Brush Wellman Inc.
17876 St. Clair Ave.
Cleveland, Ohio 44110
(216) 486-4200 o Facsimile: (216) 383-4091

                                  BRUSHWELLMAN
                              ENGINEERED MATERIALS

                             17876 St. Clair Avenue
                             Cleveland, Ohio 44110
                                  216/486-4200